As filed with the Securities and Exchange Commission on October 27, 2016

Registration Nos. 333-208054, 333-208054-01 and 333-208054-02

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CITIBANK CREDIT CARD ISSUANCE TRUST	CITIBANK CREDIT CARD MASTER TRUST I
(Issuing Entity in respect of the Notes)	(Issuing Entity in respect of the Collateral Certificate)

CITIBANK, N.A.
(Sponsor and Depositor)

(Exact name of registrant as specified in its charter)

United States of America	13-5266470
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-145220-03

Central Index Key Number of depositor: 0001522616

Citibank, N.A.

(Exact name of depositor as specified in its charter)

Central Index Key Number of sponsor: 0001522616

Citibank, N.A.

(Exact name of sponsor as specified in its charter)

Citibank, N.A.

388 Greenwich Street

New York, New York 10013

(212) 559-1000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

CHRISTOPHER R. BECKER, ESQ.

Assistant General Counsel—Capital Markets and Corporate Reporting

Citigroup Inc.

One Court Square

Long Island City, New York 11120

(212) 559-1000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

JOEL F. HEROLD, ESQ. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☒

If this Form SF–3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form SF–3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (a)	Proposed maximum offering price per unit (b)	Proposed maximum aggregate offering price (b)	Amount of registration fee
Notes	$25,158,018,962	100%	$25,158,018,962	$2,533,412.51 (c)
Collateral Certificate (d)	$25,158,018,962	—	—	—
(a)	With respect to any securities issued with original issue discount, the amount to be registered is calculated based on the initial public offering price thereof.
(b)	Estimated solely for the purpose of calculating the registration fee.
(c)	The entire $2,533,412.51 registration fee for this Registration Statement is being offset, pursuant to Rule 457(p) of the General Rules and Regulations under the Securities Act of 1933, as amended, by the registration fees previously paid in connection with unsold Asset-Backed Notes or Asset-Backed Certificates registered by the registrant or certain of its affiliates under previously-filed registration statements, as follows: (i) $223,444.50 in registration fees previously paid in connection with unsold Asset-Backed Notes registered by Citibank, N.A. (as successor to Citibank (South Dakota), N.A.), as Depositor, under Registration Statement No. 333-171055 and 333-171055-03 with an initial filing date of December 9, 2010, (ii) $1,629,885 in registration fees previously paid in connection with unsold Asset-Backed Certificates registered by Citicorp Mortgage Securities, Inc., an indirect, wholly-owned subsidiary of Citibank, N.A., as Depositor, under Registration Statement No. 333-170683 with an initial filing date of November 18, 2010, and (iii) $680,083.01 in registration fees previously paid in connection with unsold Asset-Backed Certificates registered by Citicorp Residential Mortgage Securities, Inc., a wholly-owned subsidiary of Citibank, N.A., as Depositor, under Registration Statement No. 333-171329 with an initial filing date of December 21, 2010.
(d)	This Registration Statement and the prospectus included herein also relate to a Collateral Certificate, which is pledged as security for the Notes, and which, pursuant to Commission regulations, is deemed to constitute part of any distribution of the Notes. No additional consideration will be paid by the purchasers of the Notes for the Collateral Certificate and, pursuant to Rule 457(t) under the Securities Act, no separate registration fee for the Collateral Certificate is required to be paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INTRODUCTORY NOTE

This Registration Statement includes a representative form of prospectus relating to the offering by Citibank Credit Card Issuance Trust of a subclass of asset-backed notes of a multiple issuance series designated the Citiseries.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated [•] [•], 201[•]

Prospectus Dated [•] [•], 201[•]

Citibank Credit Card Issuance Trust

Issuing Entity (CIK: 0001108348)

$[• ] [Floating Rate] [[•]%] Class 201[•]-[• ][•] Notes of [•] 20[•]

(Legal Maturity Date [•] 20[•])

Citibank, N.A.

Sponsor and Depositor (CIK: 0001522616)

The issuance trust will issue and sell	Class 201[•]-[•][ •] Notes
Principal amount	$[•]
Interest rate	[[•]% per annum] [LIBOR [plus] [minus] [•] per annum]
Interest payment dates	[•] day of each [month or list specific month(s) depending on interest payment frequency], beginning 20[•]
Expected principal payment date	[•], 20[•]
Legal maturity date	[•], 20[•]
Expected issuance date	[•], 20[•]
Price to public	$[•] (or [•]%)
Underwriting discount	$[•] (or [•]%)
Proceeds to the issuance trust	[[•]% per annum] [LIBOR [plus] [minus] [•] per annum]

The Class 201[•]-[•][•] notes will be paid from the issuance trust’s assets consisting primarily of an interest in credit card receivables arising in a portfolio of revolving credit card accounts.

The Class 201[•]-[•][•] notes are a subclass of Class [•] notes of the Citiseries.

[Credit Enhancement: [Principal payments on Class B notes of the Citiseries, including these Class 201[•]-B[•] notes, are subordinated to payments on Class A notes of the Citiseries.] [Principal payments on Class C notes of the Citiseries, including these Class 201[•]-C[•] notes, are subordinated to payments on Class A notes and Class B notes of the Citiseries. The Class 201[•]-C[•] notes will have the benefit of a Class C Reserve Account as described in this prospectus.] [The Class 201[•]-[•][•] notes will have the benefit of an interest rate [swap] [cap] [collar] provided by [Name of Provider], as derivative counterparty, as described in this prospectus.]]

[See page [•] for a description of how LIBOR is determined.]

You should review and consider the discussion under “Risk Factors” beginning on page [39] of this prospectus before you purchase any notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved the notes or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are obligations of Citibank Credit Card Issuance Trust only and are not obligations of or interests in any other person. The notes of all series, including the Citiseries, are secured by a shared security interest in the collateral certificate and the collection account, but each subclass of notes is entitled to the benefits of only that portion of the assets allocated to it under the indenture and applicable indenture supplement. Noteholders will have no recourse to any other assets of Citibank Credit Card Issuance Trust for the payment of the notes.

The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Underwriters

[• ]

Information Presented in this Prospectus

Citibank Credit Card Issuance Trust will issue notes in series and we expect that most series will consist of multiple classes and that most classes will consist of multiple subclasses. As of the date of this prospectus, the Citiseries is the only issued and outstanding series of Citibank Credit Card Issuance Trust. The Class 201[•]-[•][•] notes are a subclass of the Class [•] notes of the Citiseries. This prospectus describes the specific terms of your class and subclass of notes of the Citiseries and also provides general information about other series, classes and subclasses of notes that have been and may be issued from time to time. Other series, classes and subclasses of Citibank Credit Card Issuance Trust notes, including other subclasses of notes that are included in the Citiseries as a part of the Class [•] notes or other notes that are included in the Class 201[•]-[•][•] subclass, may be issued by Citibank Credit Card Issuance Trust in the future without the consent of, or prior notice to, any noteholders. No series, class or subclass of notes, other than the Class 201[•]-[•][•] notes, is being offered pursuant to this prospectus. See “Annex VI: Outstanding Series, Classes and Subclasses of Notes” in this prospectus for information on the other outstanding notes of the Citibank Credit Card Issuance Trust.

The primary asset of Citibank Credit Card Issuance Trust is the collateral certificate, Series 2000, which represents an undivided interest in Citibank Credit Card Master Trust I. In May 2009, Citibank Credit Card Master Trust I also issued the Series 2009 certificate to Citibank, N.A., as seller, in order to provide credit enhancement to the collateral certificate and the notes. Citibank Credit Card Master Trust I may issue other series of certificates and any such series may consist of one or more classes. As of the date of this prospectus, the collateral certificate and the Series 2009 certificate are the only master trust investor certificate issued pursuant to Series 2000 and Series 2009, respectively, of the master trust certificates. This prospectus describes the specific terms of the collateral certificate and the Series 2009 certificate and also provides general information about other series of certificates that may be issued from time to time. Other series of Citibank Credit Card Master Trust I certificates may be issued by Citibank Credit Card Master Trust I from time to time without the consent of, or prior notice to, any noteholders or certificateholders. No such series of certificates is being offered pursuant to this prospectus. See “Annex VII: Outstanding Master Trust Series of Investor Certificates” in this prospectus for information on the outstanding certificates of the Citibank Credit Card Master Trust I.

See “Risk Factors—Issuance of additional notes or master trust investor certificates may affect the timing and amount of payments to you” for a discussion of the potential impact that the issuance of additional notes or certificates could have on the Class 201[•]-[•][•] notes.

You should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on its cover.

We are not offering the Class  201[•]-[• ][•] notes in any state where the offer is not permitted.

Information regarding certain entities that are not affiliates of Citibank, N.A. has been provided in this prospectus. See in particular “The Issuance Trust—The Issuance Trust Trustee”, “Sources of Funds to Pay the Notes—The Indenture Trustee”, and “The Master Trust—The Master Trust Trustee” and “—The Asset Representations Reviewer.” The information contained in those sections of this prospectus was prepared solely by the party described in that section without the involvement of Citibank, N.A. or any of their affiliates.

We include cross-references in this prospectus to captions in these materials where you can find further related discussions. The Table of Contents in this prospectus provides the pages on which these captions are located.

Parts of this prospectus use defined terms. You can find a listing of defined terms in the “Glossary of Defined Terms” beginning on page [181].

These Class 201[•]-[•][ •] notes are offered subject to receipt and acceptance by the underwriters and to their right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice.

Compliance with the Capital Requirements Regulation

Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013, known as the Capital Requirements Regulation (the CRR), place certain conditions on investments in asset-backed securities by credit institutions and investment firms (together referred to as institutions) regulated in European Union (EU) member states and in other countries in the European Economic Area (EEA) and by certain affiliates of those institutions. These Articles, effective January 1, 2014, replace and in some respects amend Article 122a of Directive 2006/48/EC (as amended by Directive 2009/111/EC), known as Article 122a of the Capital Requirements Directive or CRD Article 122a. The CRR has direct effect in EU member states and is expected to be implemented by national legislation or rulemaking in the other EEA countries.

None of Citibank, N.A., Citibank Credit Card Master Trust I, Citibank Credit Card Issuance Trust, the master trust trustee, the indenture trustee, the issuance trust trustee or any affiliate makes any representation or agreement that it is undertaking or will have undertaken to comply with the requirements of the CRR or any corresponding rules applicable to EEA-regulated investors. Noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the notes for investment and compliance with the CRR or any corresponding rules applicable to EEA-regulated investors.

Certain Volcker Rule Considerations

The issuance trust is not now, and immediately following the issuance of these Class 201[•]-[•][•] notes and the application of the proceeds thereof will not be, a “covered fund” for purposes of regulations adopted under Section 13 of the Bank Holding Company Act of 1956, as amended, commonly known as the “Volcker Rule.”

In reaching this conclusion, the issuance trust has relied primarily on the determinations that:

•	the issuance trust may rely on the exclusion from the definition of “investment company” set forth in Rule 3a-7 under the Investment Company Act of 1940, and accordingly,

•

the issuance trust may rely on the exclusion from the definition of a “covered fund” under the Volcker Rule of an issuer that may rely on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940 other than the exclusions contained in Sections 3(c)(1) and 3(c)(7) of that Act.

Forward-Looking Statements

This prospectus and the information incorporated by reference in this prospectus include forward-looking statements within the meaning of the rules and regulations of the Securities and Exchange Commission. Generally, forward-looking statements are not based on historical facts but instead represent only our beliefs regarding future events. Such statements may be identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “may increase”, “may fluctuate” and similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”. Forward-looking statements are based on our current expectations and are subject to uncertainties and changes in circumstances. Actual results may differ materially from those included in these statements as a result of certain risks and uncertainties including, but not limited to, changes in business, political and economic conditions, unemployment levels, consumer bankruptcies and inflation; competitive product and pricing pressures; technological change; cybersecurity or other technological failures; the impact of current, pending or future legislation and regulation (including the Dodd-Frank Wall Street Reform and Consumer Protection Act and regulatory changes affecting the securitization market); the costs, effects and outcomes of litigation; changes in fiscal, monetary, regulatory, accounting and tax policies; as well as other risks and uncertainties including, but not limited to, those described in “Risk Factors” in this prospectus. You should not put undue reliance on any forward-looking statements, which speak only as of the date on which they were made. We undertake no obligation to update forward-looking statements to reflect subsequent circumstances or events.

(i)

(ii)

(iii)

CITIBANK, N.A.
(Sponsor and Depositor)
CBNA continuously transfers receivables to the master trust (increases CBNA's interest in the master trust)
Master trust makes principal payments relating to CBNA's interest in the master trust (reduces CBNA's interest in the master trust)
CITIBANK CREDIT CARD MASTER TRUST I
(Issuing Entity in Respect of the Collateral Certificate)
(Master Trust Trustee: Deutsche Bank Trust Company Americas)
CBNA receives payment for increase in collateral certificate
Upon an issuance of notes, the invested amount of the collateral certificate increases by the nominal liquidation amount of the notes (CBNA's interest in the master trust is reduced)
Other master trust certificates
Other investors in master trust certificates
CITIBANK CREDIT CARD ISSUANCE TRUST
(Issuing Entity in Respect of the Notes)
(Issuance Trust Trustee: BNY Mellon Trust of Delaware)
Indenture
(Indenture Trustee: Deutsche Bank Trust Company Americas)
Issuance trust makes payments on the notes (principal payments reduce the nominal liquidation amount of the notes and the invested amount of the collateral certificate)
Investors pay purchase price of notes to issuance trust
Issuance trust issues new notes (increases invested amount of the collateral certificate by the nominal liquidation amount of the notes and reduces CBNA's interest in the master trust)
Other Notes
Investors in other notes
Investors in new notes

This diagram is not intended to depict all of the material terms of the notes. Please refer to the textual description of all the features of the notes including those depicted here.

(iv)

THE CLASS 201[•]-[• ][•] NOTES

SUMMARY OF TERMS

Because this is a summary, it does not contain all the information you may need to make an informed investment decision. You should read the entire prospectus before you purchase any of these Class 201[•]-[•][•] notes.

Only the Class 201[•]-[•][ •] notes are being offered through this prospectus. Other series, classes and subclasses of Citibank Credit Card Issuance Trust notes, including other subclasses of notes that are included in the Citiseries as a part of the Class [•] notes or other notes that are included in the Class 201[•]-[•][•] subclass, may be issued by Citibank Credit Card Issuance Trust from time to time without the consent of, or prior notice to, any noteholders.

There is a glossary beginning on page [181] where you will find the definitions of some terms used in this prospectus.

Transaction Parties

Issuing Entity of the Notes	Citibank Credit Card Issuance Trust (issuing entity)

Issuing Entity of the Collateral Certificate	Citibank Credit Card Master Trust I (master trust)

Sponsor, Servicer, Originator and Depositor	Citibank, N.A.

Master Trust Trustee, Indenture Trustee	Deutsche Bank Trust Company Americas

Issuance Trust Trustee	BNY Mellon Trust of Delaware

Asset Representations Reviewer	FTI Consulting, Inc.

[Interest Rate [Swap] [Cap] [Collar] Counterparty]	[Name of Counterparty]

Securities Offered	$[•] [Floating Rate] [[•]%] Class 201[•]-[•][•] Notes of [•] 20[•] (legal maturity date [•] 20[•]).

These Class 201[•]-[•][•] notes are part of a multiple issuance series of notes called the Citiseries. The Citiseries consists of Class A notes, Class B notes and Class C notes. These Class 201[•]-[•][•] notes are a subclass of Class [•] notes of the Citiseries.

These Class 201[•]-[•][•] notes are issued by, and are obligations of, Citibank Credit Card Issuance Trust. The issuance trust has issued and expects to issue other classes and subclasses of notes of the Citiseries with different interest rates, payment dates, legal maturity dates and other characteristics. The issuance trust may also issue additional Class 201[•]-[•][•] notes in the future. Holders of these Class 201[•]-[•][•] notes will not receive notice of, or have the right to consent to, any subsequent issuance of notes, including any issuance of additional Class 201[•]-[•][•] notes. See “The Notes—Issuances of New Series, Classes and Subclasses of Notes” in this prospectus.

The Citiseries	The Class 201[•]-[•][•] notes are a subclass of notes of the Citiseries. The Citiseries is a multiple issuance series consisting of three classes: Class A, Class B and Class C. Each class may consist of multiple subclasses. Notes of any subclass can be issued on any date so long as there are enough outstanding subordinated notes to provide the necessary subordination protection for outstanding and newly issued senior notes. All of the subordinated notes of the Citiseries provide subordination protection to the senior notes of the Citiseries to the extent of the required subordinated amount, regardless of whether the subordinated notes are issued before, at the same time as, or after the senior notes of that series.

The expected principal payment dates and legal maturity dates of the senior and subordinated classes of the Citiseries may be different, and subordinated notes may have expected principal payment dates and legal maturity dates earlier than some or all senior notes of the Citiseries. Subordinated notes will generally not be paid before their legal maturity date, unless, after payment, the remaining subordinated notes provide the required amount of subordination protection for the senior notes of the Citiseries.

As of [•] [•], 20[•], there were [•] subclasses of notes of the Citiseries outstanding, with an aggregate outstanding dollar principal amount of $[•], consisting of:

Class A notes $[•]

Class B notes $[•]

Class C notes $[•]

As of [•] [•], 20[•], the weighted average interest rate payable by the issuance trust in respect of the outstanding subclasses of notes of the Citiseries was [•]% per annum, consisting of:

Class A notes [•]% per annum

Class B notes [•]% per annum

Class C notes [•]% per annum

The weighted average interest rate calculation takes into account:

•	the actual rate of interest in effect on floating rate notes at the time of calculation; and

•	all net payments to be made or received under performing derivative agreements.

[No series of issuance trust notes other than the Citiseries is currently outstanding.]

See “Annex VI: Outstanding Series, Classes and Subclasses of Notes” in this prospectus for information on the other outstanding notes of the issuance trust.

[[Asset Backed Securities][Other Interests] Not Offered]	[Description of [asset backed securities][other interests] not offered pursuant to this prospectus.]

[The following relates to fixed-rate notes:]

Interest	These Class 201[•]-[•][•] notes will accrue interest at the rate of [•]% per annum.

Interest on these Class 201[•]-[•][•] notes will accrue from the issuance date and will be calculated on the basis of a 360-day year of twelve 30-day months.

The issuance trust will make interest payments on these Class 201[•]-[•][•] notes [describe payment frequency: e.g. monthly, quarterly, semi-annually] on the [•] day of each [month or list specific month(s) depending on interest payment frequency], beginning [•] 20[•]. If an event of default or early redemption event occurs with respect to these Class 201[•]-[•][•] notes, or if these Class 201[•]-[•][•] notes are not paid in full on the expected principal payment date, the issuance trust will begin making interest payments on the [•] day of every month. Interest payments due on a day that is not a business day in New York and South Dakota will be made on the following business day.

The payment of accrued interest on a class of notes of the Citiseries from finance charge collections is not senior to or subordinated to payment of interest on any other class of notes of the Citiseries.

[The following relates to floating
-rate notes:]

Interest	These Class 201[•]-[•][•] notes will accrue interest at a per annum rate equal to the [•]-month LIBOR rate for U.S. dollar deposits for the applicable interest period [plus] [minus] a margin of [•]%. [However, the interest rate for these Class 201[•]-[•][•] notes for the initial interest period will be determined on [•] [•], 20[•] by reference to a straight-line interpolation—based on the actual number of days in the initial interest period—between [•] and [•] LIBOR.]

Interest on these Class 201[•]-[•][•] notes will accrue from [•] and will be calculated on the basis of the actual number of days in the year divided by a 360-day year.

The LIBOR rate for each interest period will be determined by the issuance trust two business days before the beginning of that interest period. For purposes of determining LIBOR, a business day is any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market. The applicable LIBOR rate will be the rate for deposits in U.S. dollars for the applicable interest period which appears on the Reuters Screen LIBOR01 Page (successor to Telerate Page 3750)—or any other page as may replace that page on that service or any successor service for the purpose of displaying comparable rates or prices—as of 11:00 a.m., London time, on that date.

If the LIBOR rate does not appear on the Reuters Screen LIBOR01 Page (successor to Telerate Page 3750)—or any other page as may replace that page on that service or any successor service for the purpose of displaying comparable rates or prices—the LIBOR rate for the applicable interest period will be determined on the basis of the rate at which deposits in U.S. dollars are offered by four major banks in the London interbank market, selected by the issuance trust, at approximately 11:00 a.m., London time, on that day to prime banks in the London interbank market for the applicable interest period.

The issuance trust will request the principal London office of each reference bank to provide a quotation of its LIBOR rate for the applicable interest period. If at least two quotations are provided as requested, the applicable LIBOR rate will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the applicable LIBOR rate will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the issuance trust, at approximately 11:00 a.m., New York City time, on that day for loans in U.S. dollars to leading European banks for the applicable interest period.

The payment of accrued interest on a class of notes of the Citiseries from finance charge collections is not senior to or subordinated to payment of interest on any other class of notes of the Citiseries.

The issuance trust will make interest payments on these Class 201[•]-[•][• ] notes [describe payment frequency: e.g. monthly, quarterly, semi-annually] on the [•] day of each [month or list specific month(s) depending on interest payment frequency], beginning [•]. If an event of default or early redemption event occurs with respect to these Class 201[•]-[•][• ] notes, or if these Class 201[•]-[•][•] notes are not paid in full on the expected principal payment date, the issuance trust will begin making interest payments on the [•] day of every month. Interest payments due on a day that is not a business day in New York and South Dakota will be made on the following business day.

Principal	The issuance trust expects to pay the stated principal amount of these Class 201[•]-[•][• ] notes in one payment on [•] [•], 20[•], which is the expected principal payment date, and is obligated to do so if funds are available for that purpose. However, if the stated principal amount of these Class 201[•]-[•][•] notes is not paid in full on the expected principal payment date, noteholders will not have any remedies against the issuance trust until [•] [•], 20[•], the legal maturity date of these Class 201[•]-[•][• ] notes.

If the stated principal amount of these Class 201[•]-[•][•] notes is not paid in full on the expected principal payment date, then subject to the principal payment rules described below under “Subordination,” principal and interest payments on these Class 201[•]-[• ][•] notes will be made monthly until they are paid in full or the legal maturity date occurs, whichever is earlier. However, if the nominal liquidation amount of these Class 201[•]-[•][•] notes has been reduced, the amount of principal collections and finance charge collections available to pay principal of and interest on these Class 201[•]-[•][•] notes will be reduced. The nominal liquidation amount of a class of notes corresponds to the portion of the invested amount of the collateral certificate that is allocable to support that class of notes.

The initial nominal liquidation amount of these Class 201[•]-[•][•] notes is $[•]. If this amount is reduced [by reallocations of principal of these Class [B][C] notes to pay interest on a senior class, or] as a result of charge-offs to the principal receivables in the master trust, and not reimbursed as described in this prospectus, not all of the principal of these Class 201[•]-[•][•] notes will be repaid. For a more detailed discussion of nominal liquidation amount, see “The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount of Notes” in this prospectus.

Principal of these Class 201[•]-[•][•] notes may be paid earlier than the expected principal payment date if an early redemption event or an event of default occurs with respect to these notes. See “Covenants, Events of Default and Early Redemption Events—Early Redemption Events” and “—Events of Default” in this prospectus.

If principal payments on these Class 201[•]-[•][•] notes are made earlier or later than the expected principal payment date, the monthly principal date for principal payments will be the [•] day of each month, or if that day is not a business day, the following business day.

Monthly Accumulation Amount	$[•]. This amount is one-twelfth of the initial dollar principal amount of these Class 201[•]-[•][•] notes, and is targeted to be deposited in the principal funding subaccount for these Class 201[•]-[•][•] notes each month beginning with the twelfth month before the expected principal payment date of these Class 201[•]-[•][•] notes. This amount will be increased if the date for beginning the budgeted deposits is postponed, as described under “Deposit and Application of Funds—Targeted Deposits of Principal Collections to the Principal Funding Account—Budgeted Deposits” in this prospectus.

Subordination [; Credit Enhancement]	No payment of principal will be made on any Class B note of the Citiseries[, including these Class 201[•]-B[•] notes,] unless, following the payment, the remaining available subordinated amount of Class B notes of the Citiseries is at least equal to the required subordinated amount for the outstanding Class A notes of the Citiseries.

Similarly, no payment of principal will be made on any Class C note of the Citiseries[, including these Class 201[•]-C[•] notes,] unless, following the payment, the remaining available subordinated amount of Class C notes of the Citiseries is at least equal to the required subordinated amounts for the outstanding Class A notes and Class B notes of the Citiseries. However, there are some exceptions to this rule. See “The Notes—Subordination of Principal” and “Deposit and Application of Funds—Limit on Repayments of Subordinated Classes of the Citiseries” in this prospectus.

[The maximum amount of principal of Class B notes of the Citiseries that may be applied to provide subordination protection to these Class 201[•]-A[•] notes is $[•] ([•]% of the initial principal amount of these Class 201[•]-A[•] notes). The maximum amount of principal of Class C notes of the Citiseries that may be applied to provide subordination protection to these Class 201[•]-A[•] notes is $[•] ([•]% of the initial principal amount of these Class 201[•]-A[•] notes). This amount of principal of Class C notes may also be applied to provide subordination protection to the Class B notes of the Citiseries.] [This language is only for issuance of Class A subclasses.]

[At least $[•] of principal of Class C notes of the Citiseries must be outstanding and available to provide subordination protection to these Class 201[•]-B[•] notes at the time these Class 201[•]-B[•] notes are issued. The maximum amount of principal of Class C notes that may be applied to provide subordination protection to these Class 201[•]-B[•] notes is $[•]. This amount of principal of Class C notes may also be applied to provide subordination protection to the Class A notes of the Citiseries. However, that maximum amount of Class C notes may not be outstanding unless they are required to be issued to provide subordination protection for Class A notes of the Citiseries. See “The Notes—Issuances of New Series, Classes and Subclasses of Notes—Required Subordination Protection in the Citiseries” and “—Required Subordinated Amount” in this prospectus.] [This language is only for issuances of Class B subclasses.]

[The principal of these Class C notes may be applied to provide subordination protection to the Class A notes and Class B notes of the Citiseries.] [This language is only for issuance of Class C subclasses.]

The issuance trust may at any time change the amount of subordination required or available for any class of notes of the Citiseries, [including these Class 201[•]-[•][•] notes], or the method of computing the amounts of that subordination without the consent of any noteholders so long as the issuance trust has received confirmation from the rating agencies that have rated any outstanding notes of the Citiseries that the change will not result in the rating assigned to any outstanding notes of the Citiseries to be withdrawn or reduced, and the issuance trust has received the tax opinions described in “The Notes—Required Subordinated Amount” in this prospectus.

[See “Deposit and Application of Funds” in this prospectus for a description of the subordination protection of these Class 201[•]-[•][•] notes.] [This language is only for issuance of Class A and Class B subclasses.]

[the following heading will be included
only in prospectuses for Class C subclasses]

[Class C Reserve Account	The issuance trust will establish an unfunded Class C reserve subaccount to provide credit enhancement solely for the holders of these Class 201[•]-C[•] notes. The Class C reserve subaccount will not be funded unless and until surplus finance charge collections fall below the levels described in the table below or an early redemption event or event of default occurs. For a discussion of surplus finance charge collections, see the definition of “Surplus Finance Charge Collections” in the glossary to this prospectus.

The Class C reserve subaccount will be funded each month, as necessary, from finance charge collections allocated to the collateral certificate that month after payment of fees and expenses of the master trust servicer and the indenture trustee, targeted deposits to the interest funding account, reimbursement of charge-offs of principal receivables in the master trust that are allocated to the collateral certificate and reimbursement of any deficits in the nominal liquidation amounts of the notes.

In addition, if a new issuance of notes of the Citiseries results in an increase in the funding deficit of the Class C reserve subaccount, the issuance trust will make a cash deposit to the Class C reserve subaccount in the amount of that increase. See “The Notes—Issuances of New Series, Classes and Subclasses of Notes” in this prospectus.

Funds on deposit in the Class C reserve subaccount will be available to holders of these Class 201[•]-C[•] notes to cover shortfalls of interest payable on interest payment dates. Funds on deposit in the Class C reserve subaccount will also be available to holders of these Class 201[•]-C[•] notes on any day when principal is payable, but only to the extent that the nominal liquidation amount of these Class 201[•]-C[•] notes plus other funds being held by the indenture trustee for payment of principal to holders of these Class 201[•]-C[•] notes is less than the outstanding dollar principal amount of these Class 201[•]-C[•] notes. The nominal liquidation amount of a class of notes corresponds to the portion of the invested amount of the collateral certificate that is allocable to support that class of notes.

No funds will be deposited into the Class C reserve subaccount on the date these Class 201[•]-C[•] notes are issued. The Class C reserve subaccount will be funded if surplus finance charge collections fall below the levels described below. The left column of the table below gives the level of surplus finance charge collections, expressed as a percentage of principal receivables in the master trust allocable to the collateral certificate. The right column gives the percentage of the aggregate outstanding dollar principal amount of notes of the Citiseries that, when multiplied by the ratio which the nominal liquidation amount of these Class 201[•]-C[•] notes bears to the aggregate nominal liquidation amount of all Class C notes of the Citiseries, will be required to be deposited in the Class C reserve subaccount.

Percentage of surplus finance charge collections, averaged over the three most recent months	Percentage of aggregate outstanding dollar principal amount of notes of the Citiseries

The amount targeted to be in the Class C reserve subaccount will be adjusted monthly to the percentages specified in the table as the surplus finance charge collections rise and fall. If an early redemption event or event of default occurs with respect to these Class 201[•]-C[•] notes, the targeted Class C reserve subaccount amount will be the greater of [•] % of the aggregate outstanding dollar principal amount of notes of the Citiseries and $[•], multiplied by the ratio which the nominal liquidation amount of these Class 201[•]-C[•] notes bears to the aggregate nominal liquidation amount of all Class C notes of the Citiseries.

See “Deposit and Application of Funds—Targeted Deposits to the Class C Reserve Account” in this prospectus.”

Monthly reports concerning the performance of the credit card receivables in the master trust will be filed with the Securities and Exchange Commission. The level of surplus finance charge collections will be included in these publicly-available reports.]

[the following heading will be included
only in prospectuses with interest
rate swaps caps or collars]

The Interest Rate [Swap] [Cap] [Collar]	[In order to manage interest rate risk, the issuance trust intends to enter into an interest rate swap with [•], a [•], as swap counterparty. [The swap counterparty provides a wide range of business and banking services, including [•]]. The swap counterparty is rated “[•]” or its equivalent by [at least [•] nationally recognized rating [agency][agencies]]. [If the swap counterparty is Citibank, N.A., include the following: The swap counterparty is the sole owner of the beneficial interest in the issuance trust.]

The interest rate swap will have a notional amount equal to the outstanding dollar principal amount of these Class 201[•]-[•][•] notes and will terminate on the expected principal payment date of these Class 201[•]-[•][•] notes.

Under the interest rate swap, the issuance trust will pay interest monthly to the swap counterparty on the notional amount [at a fixed rate of [•]%][based on a floating rate of interest equal to [•]-month LIBOR plus a margin of [•]% per annum] and the swap counterparty will pay interest monthly to the issuance trust on the notional amount based on the rate of interest applicable to these Class 201[•]-[•][•] notes.

The issuance trust’s net swap payments will be paid out of funds available in the interest funding subaccount for these Class 201[•]-[•][•] notes. Net swap receipts from the swap counterparty will be deposited into the interest funding subaccount for these Class 201[•]-[•][•] notes and will be available to pay interest on these Class 201[•]-[•][•] notes.

Neither a rating downgrade or a default by the swap counterparty nor a termination of the interest rate swap will constitute an early redemption event or an event of default with respect to these Class 201[•]-[•][•] notes, nor affect the obligation of the issuance trust to apply interest and principal on the Class 201[•]-[•][•] notes.]

[Summarize material provisions of the interest rate cap including, name of counterparty, summary of payments, possible ratings impacts and significance percentage of the interest rate cap.]

[Summarize material provisions of the interest rate collar including, name of counterparty, summary of payments, possible ratings impacts and significance percentage of the interest rate collar].

Based on a reasonable good faith estimate of maximum probable exposure, the significance percentage of the interest rate [swap] [cap] [collar] is [less than 10%][[•]%].

[If the significance percentage of the interest rate [swap] [cap] [collar] is 10% or more, but less than 20%, include selected financial data complying with Item 1115(b)(1) of Regulation AB in this prospectus.]

[If the significance percentage of the interest rate [swap] [cap] [collar] is 20% or more, include financial statements complying with Item 1115(b)(2) of Regulation AB in this prospectus.]

Optional Redemption by the Issuance Trust	The issuance trust has the right, but not the obligation, to redeem these Class 201[•]-[•][• ] notes in whole but not in part on any day on or after the day on which the aggregate nominal liquidation amount of these Class 201[•]-[•][•] notes is reduced to less than 5% of its initial dollar principal amount. This repurchase option is referred to as a clean-up call. [However, the issuance trust will not redeem subordinated notes[, including these Class 201[•]-B[•] notes,] [, including these Class 201[•]-C[• ] notes,] if those notes are required to provide subordination protection for senior classes of notes of the Citiseries.]

If the issuance trust elects to redeem these Class 201[•]-[•][•] notes, it will notify the registered holders of the redemption at least 30 days prior to the redemption date. The redemption price of a note so redeemed will equal 100% of the outstanding dollar principal amount of that note, plus accrued but unpaid interest on the note to but excluding the date of redemption.

If the issuance trust is unable to pay the redemption price in full on the redemption date, monthly payments on these Class 201[•]-[•][•] notes will thereafter be made[, subject to the principal payment rules described above under “Subordination[;Credit Enhancement],”] until the outstanding dollar principal amount of these Class 201[•]-[•][•] notes, plus all accrued and unpaid interest, is paid in full or the legal maturity date occurs, whichever is earlier. Any funds in the principal funding subaccount and interest funding subaccount [and Class C reserve subaccount] for these Class 201[•]-[• ][•] notes will be applied to make the principal and interest payments on these Class 201[•]-[•][•] notes on the redemption date.

Security for the Notes	These Class 201[•]-[• ][•] notes are secured by a shared security interest in the collateral certificate and the collection account, but are entitled to the benefits of only that portion of those assets allocated to them under the indenture. These Class 201[•]-[•][•] notes are also secured by a security interest in the applicable principal funding subaccount and the applicable interest funding subaccount[, payments received from the swap counterparty under the interest rate [swap] [cap] [collar],] [and the applicable Class C reserve subaccount]. See “Sources of Funds to Pay the Notes—The Collateral Certificate” and “—The Trust Accounts” in this prospectus.

Limited Recourse to the Issuance Trust	The sole source of payment for principal of or interest on these Class 201[•]-[•][•] notes is provided by:

•

the portion of the principal collections and finance charge collections received by the issuance trust under the collateral certificate and available to these Class 201[•]-[•][•] notes after giving effect to all allocations and reallocations; and

•	funds in the applicable trust accounts for these Class 201[•]-[•][•] notes; [and

•	payments received from the [swap] [cap] [collar] counterparty under the interest rate [swap] [cap] [collar].]

Class 201[•]-[•][•] noteholders will have no recourse to any other assets of the issuance trust or any other person or entity for the payment of principal of or interest on these Class 201[•]-[•][•] notes.

Participation with Other Classes of Notes	Each class of notes of the Citiseries, including these Class 201[•]-[•][•] notes, will be included in “Group 1.” In addition to the Citiseries, the issuance trust may issue other series of notes that are included in Group 1.

Collections of finance charge receivables allocable to each class of notes in Group 1 will be aggregated and shared by each class of notes in Group 1 pro rata based on the applicable interest rate of each class. See “Deposit and

Application of Funds—Allocation to Interest Funding Subaccounts” in this prospectus. Under this system, classes of notes in Group 1 with high interest rates take a larger proportion of the collections of finance charge receivables allocated to Group 1 than classes of notes with low interest rates. Consequently, the issuance of later classes of notes with high interest rates can have the effect of reducing the finance charge collections available to pay interest on your notes, or available to reimburse reductions in the nominal liquidation amount of your notes.

Master Trust Assets and Receivables	The collateral certificate, which is the issuance trust’s primary source of funds for the payment of principal of and interest on all of the notes issued by the issuance trust, including these 201[•]-[• ][•] notes, is an investor certificate issued by Citibank Credit Card Master Trust I. The collateral certificate represents an undivided interest in the assets of the master trust. The master trust assets include credit card receivables from selected MasterCard, VISA and American Express revolving credit card accounts that meet the eligibility criteria for inclusion in the master trust. These eligibility criteria are discussed in this prospectus under “The Master Trust—Master Trust Assets.”

The credit card receivables in the master trust consist of principal receivables and finance charge receivables. Principal receivables include amounts charged by cardholders for merchandise and services and amounts advanced to cardholders as cash advances. Finance charge receivables include periodic finance charges, annual membership fees, cash advance fees, late charges and some other fees billed to cardholders, as well as amounts representing a discount from the face amount of principal receivables.

The aggregate amount of credit card receivables in the master trust as of [•] [•], 20[•] was $[•], of which $[•] were principal receivables and $[•] were finance charge receivables. Citibank may from time to time execute substantial lump removals of credit card receivables in excess of the required seller’s interest (as determined by the pooling and servicing agreement and the rating agencies). See “The Master Trust Receivables and Accounts” in Annex I of this prospectus for more detailed financial information on the receivables and the accounts.

In addition:

•	Citibank may at its option designate additional credit card accounts to the master trust, and the receivables arising in those accounts will then be transferred daily to the master trust.

•	If the amount of receivables in the master trust falls below a required minimum amount, Citibank is required to designate additional accounts to the master trust.

•

Citibank may also designate newly originated accounts to the master trust. The number of newly originated accounts that may be designated to the master trust is limited to quarterly and yearly maximums.

•	Citibank may remove receivables from the master trust by ending the designation of the related account to the master trust.

All additions and removals of accounts are subject to additional conditions. See “The Master Trust—Master Trust Assets” in this prospectus for a fuller description.

Other Master Trust Series

The collateral certificate is a certificate of beneficial ownership issued by the master trust. Pursuant to an amended and restated supplement to the pooling and servicing agreement dated May 1, 2009, as amended and restated as of August 9, 2011, as further amended as of July 10, 2012, the master trust issued a new certificate of beneficial interest—the Series 2009 certificate—to the seller in order to provide credit enhancement to the collateral certificate and the notes. The Series 2009 certificate has a fluctuating principal amount which will generally equal 7.66865% of the invested amount of the collateral certificate (which equals the aggregate nominal liquidation amount of all of the issuance trust’s notes). For a description of the Series 2009 certificate, see “The

Master Trust—The Series 2009 Certificate” in this prospectus.

In addition to the collateral certificate and the Series 2009 certificate, other master trust certificates may be issued from time to time. See “The Master Trust—Allocation of Collections, Losses and Fees” in this prospectus.

No master trust certificates other than the collateral certificate and the Series 2009 certificate are currently outstanding. See “Annex VII: Outstanding Master Trust Series of Investor Certificates” in this prospectus for information on the outstanding certificates of the master trust.

[Stock Exchange Listing	Application will be made to the Irish Stock Exchange for these Class 201[•]-[•][•] notes to be admitted to the Official List and trading on its regulated market. The issuance trust cannot guarantee that the application for the listing will be accepted. You should consult with Arthur Cox Listing Services Limited, the Irish listing agent for these Class 201[•]-[•][•] notes, Earlsfort Centre, Earlsfort Terrace, Dublin, Ireland, phone number: 353-1-618-0000, to determine whether these Class 201[•]-[•][•] notes have been listed on the Irish Stock Exchange.]

[No Listing	The Class 201[•]-[• ][•] notes will not be listed on any stock exchange.]

Denominations	These Class 201[•]-[• ][•] notes will be issued in minimum denominations of $[100,000] and multiples of $[1,000] in excess of that amount.

Ratings	The issuance trust will issue these Class 201[•]-[•][•] notes only if they are rated [at least] “[•]” or its equivalent by at least one nationally recognized rating agency. See “Risk Factors—If the ratings of the notes are lowered or withdrawn, or if an unsolicited rating is issued, the market value of the notes could decrease” in this prospectus. Citibank expects at least one nationally recognized rating agency to monitor these Class 201[•]-[•][•] notes as long as they are outstanding.

PROSPECTUS SUMMARY

This summary does not contain all the information you may need to make an informed investment decision. You should read this prospectus in its entirety before you purchase any notes.

There is a glossary beginning on page [181] where you will find the definitions of some terms used in this prospectus.

Securities Offered	The issuance trust may periodically offer notes in one or more series, class or subclasses. The notes will be issued pursuant to an indenture between the issuance trust and Deutsche Bank Trust Company Americas, as indenture trustee. References to the “notes” in this summary and elsewhere in this prospectus refer to the notes offered by this prospectus, unless the context requires otherwise.

The issuance trust is offering only the Class 201[•]-[•][•] notes by means of this prospectus. The Class 201[•]-[•][•] notes are part of a multiple issuance series of notes called the Citiseries. As of the date of this prospectus, [the Citiseries is] [the Citiseries and the [•] are] the only issued and outstanding series of the issuance trust. The Class 201[•]-[•][•] notes are a subclass of Class [•] notes of the Citiseries. When issued, the Class 201[•]-[• ][•] notes will be issued by, and obligations of, Citibank Credit Card Issuance Trust.

Issuance Trust	Citibank Credit Card Issuance Trust, a Delaware statutory trust, is the issuing entity in respect of the notes. The issuance trust’s primary asset is the collateral certificate issued by the master trust. The address of the issuance trust is Citibank Credit Card Issuance Trust, c/o Citibank, N.A., as managing beneficiary, 701 East 60th Street, North, Mail Code 1251, Sioux Falls, South Dakota 57117. Its telephone number is (605) 331-1567.

Master Trust	Citibank Credit Card Master Trust I is the issuing entity in respect of the collateral certificate, which is the primary asset of the issuance trust. For a description of the collateral certificate, see “Sources of Funds to Pay the Notes—The Collateral Certificate.” The master trust’s assets consist primarily of credit card receivables arising in a portfolio of revolving credit card accounts. For a description of the master trust, see “The Master Trust.”

Sponsor and Depositor	Citibank, N.A., a national banking association, is the sponsor and depositor of the master trust and the issuance trust.

Citibank (South Dakota), National Association and Citibank (Nevada), National Association formed the master trust and the issuance trust, and transferred the credit card receivables to the master trust. On October 1, 2006, Citibank (Nevada) merged with and into Citibank (South Dakota), with Citibank (South Dakota) as the surviving entity. On July 1, 2011, Citibank (South Dakota) merged with and into Citibank, with Citibank as the surviving entity. References to “Citibank” in this summary and elsewhere in this prospectus include Citibank’s predecessors, Citibank (South Dakota) and Citibank (Nevada), unless the context requires otherwise.

Manager of the Issuance Trust	Citibank is the manager of the issuance trust, and is responsible for making determinations with respect to the issuance trust and allocating funds received by the issuance trust. Citibank does not receive a fee for its activities as manager of the issuance trust.

Servicer	Citibank is the servicer of the credit card accounts and the master trust, and is responsible for servicing, managing and making collections on the credit card receivables in the master trust, and making determinations with respect to the master trust and allocating funds received by the master trust. For each series of master trust investor certificates, the servicer receives monthly compensation equal to 0.37% per annum of the invested amount of the investor certificates of that series so long as Citibank or an affiliate is the servicer, or 0.77% per annum if there is a different servicer, plus, the investor certificateholders’ portion of finance charge collections that is attributable to interchange up to a maximum amount equal to 1.50% per annum of the invested amount of the investor certificates of that series. The servicer’s fee is paid from finance charge collections allocated to each series of master trust certificates before the finance charge collections are allocated to the collateral certificate or the notes.

Master Trust Trustee and Indenture Trustee	Deutsche Bank Trust Company Americas, a New York banking corporation, is the trustee of the master trust under the pooling and servicing agreement and the trustee under the indenture for the notes. See “The Master Trust Trustee” and “The Indenture Trustee.”

Issuance Trust Trustee	BNY Mellon Trust of Delaware, a Delaware banking corporation, is the trustee of the issuance trust. Under the terms of the trust agreement that established the issuance trust, the role of the issuance trust trustee is limited. See “The Issuance Trust Trustee.”

Asset Representations Reviewer	FTI Consulting, Inc. See “The Master Trust—The Asset Representations Reviewer.”

Series of Notes	The notes will be issued in series. Each series will be either a multiple issuance series or a single issuance series. These Class 201[•]-[•][ •] notes are a subclass of the Citiseries Class [•] notes. [The Citiseries is][The Citiseries and the [•] are] the only issuance trust series of notes currently outstanding.] The Citiseries is a multiple issuance series.

A multiple issuance series such as the Citiseries is a series of notes consisting of three classes: Class A, Class B and Class C. Each such class may consist of multiple subclasses. Notes of any subclass can be issued on any date so long as there are enough outstanding subordinated notes to provide the necessary subordination protection for outstanding and newly issued senior notes. See “The Notes—Issuances of New Series, Classes and Subclasses of Notes.” The expected principal payment dates and legal maturity dates of the senior and subordinated classes of a multiple issuance series may be different, and subordinated notes may have expected principal payment dates and legal maturity dates earlier than some or all senior notes of the same series.

Subordinated notes will not be paid before their legal maturity date, unless, after payment, the remaining subordinated notes provide the required amount of subordination protection for the senior notes of that series.

All of the subordinated notes of a multiple issuance series provide subordination protection to the senior notes of that series to the extent of the required subordinated amount of the senior notes of that series, regardless of whether the subordinated notes are issued before, at the same time as, or after the senior notes of that series.

While not offered pursuant to this prospectus, the issuance trust may establish additional multiple issuance series other than the Citiseries or one or more single issuance series.

A single issuance series of notes consists of three classes, Class A, Class B and Class C, issued on or about a single date. The expected principal payment dates and legal maturity dates of the subordinated classes of a single issuance series will either be the same as or later than those of the senior classes of that series. No new notes will be issued as part of a single issuance series after the initial issuance date. The subordinated notes of a single issuance series provide subordination only to the senior notes of that series.

While all series, including the Citiseries, are secured by a shared security interest in the collateral certificate and the collection account, each subclass of notes, including the Class 201[•]-[•][•] notes, is entitled to the benefits of only that portion of the assets allocated to it under the indenture and applicable indenture supplement.

See “Annex VI: Outstanding Series, Classes and Subclasses of Notes” in this prospectus for information on the other outstanding notes of the issuance trust.

Interest Payments	[The following language is for an issuance of floating rate notes:] [These Class 201[•]-[•][• ] notes will accrue interest at a per annum rate equal to the [•]-month LIBOR rate for U.S. dollar deposits for the applicable interest period [plus][minus] a margin of [•].[•]%. However, the interest rate for these Class 201[•]-[•][•] notes for the initial interest period will be determined on [•] [•], [201•] by reference to a straight-line interpolation—based on the actual number of days in the initial interest period—between [•]-month and [•]-month LIBOR.

Interest on these Class 201[•]-[•][•] notes will accrue from the issuance date and will be calculated on the basis of the actual number of days in the year divided by a 360-day year.

The LIBOR rate for each interest period will be determined by the issuance trust two business days before the beginning of that interest period. For purposes of determining LIBOR, a business day is any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market. The applicable LIBOR rate will be the rate for deposits in U.S. dollars for the applicable interest period which appears on the Reuters Screen LIBOR01 Page (successor to Telerate Page 3750)—or any other page as may replace that page on that service or any successor service for the purpose of displaying comparable rates or prices—as of 11:00 a.m., London time, on that date.

If the LIBOR rate does not appear on the Reuters Screen LIBOR01 Page (successor to Telerate Page 3750)—or any other page as may replace that page on that service or any successor service for the purpose of displaying comparable rates or prices—the LIBOR rate for the applicable interest period will be determined on the basis of the rate at which deposits in U.S. dollars are offered by four major banks in the London interbank market, selected by the issuance trust, at approximately 11:00 a.m., London time, on that day to prime banks in the London interbank market for the applicable interest period.

The issuance trust will request the principal London office of each reference bank to provide a quotation of its LIBOR rate for the applicable interest period. If at least two quotations are provided as requested, the applicable LIBOR rate will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the applicable LIBOR rate will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the issuance trust, at approximately 11:00 a.m., New York City time, on that day for loans in U.S. dollars to leading European banks for the applicable interest period.

The issuance trust will make interest payments on these Class 201[•]-[•][•] notes [describe payment frequency: e.g. monthly, quarterly, semiannually] on the [•] day of each [month or list specific month(s) depending on payment frequency], beginning [•] [•], [•]. If an event of default or early redemption event occurs with respect to these Class 201[•]-[•][•] notes, or if these Class 201[•]-[•][ •] notes are not paid in full on the expected principal payment date, the issuance trust will begin making interest payments on the [•] day of every month. Interest payments due on a day that is not a business day in New York and South Dakota will be made on the following business day. The payment of accrued interest on a class of notes of the Citiseries from finance charge collections is not senior to or subordinated to payment of interest on any other class of notes of the Citiseries.]

[The following language is for an issuance of fixed-rate notes] [These Class 201[•]-[•][• ] notes will accrue interest at the rate of [•].[•]% per annum. Interest on these Class A notes will accrue from the issuance date and will be calculated on the basis of a 360-day year of twelve 30-day months. The issuance trust will make interest payments on these Class 201[•]-[• ][•] notes [describe payment frequency: e.g. monthly, quarterly, semi-annually] on the [•] day of each [month or list specific month(s) depending on payment frequency], beginning [•][•], [•]. If an event of default or early redemption event occurs with respect to these Class 201[•]-[•][•] notes, or if these Class 201[•]-[•][•] notes are not paid in full on the expected principal payment date, the issuance trust will begin making interest payments on the [•] day of every month. Interest payments due on a day that is not a business day in New York and South Dakota will be made on the following business day. The payment of accrued interest on a class of notes of the Citiseries from finance charge collections is not senior to or subordinated to payment of interest on any other class of notes of the Citiseries.]

Expected Principal Payment Date and Legal Maturity Date	The issuance trust expects to pay the stated principal amount of each Class 201[•]-[•][• ] note in one payment on its expected principal payment date. The expected principal payment date of a note is two years before its legal maturity date. The legal maturity date is the date on which a note is legally required to be fully paid. The expected principal payment date and legal maturity date for the Class 201[•]-[•][•] notes are specified on the cover of this prospectus.

The issuance trust is obligated to pay the stated principal amount of each Class 201[•]-[•][•] note on its expected principal payment date specified on the cover page of this prospectus, or upon the occurrence of an early redemption event or event of default only to the extent that funds are available for that purpose and, in the case of subordinated notes [like the Class 201[•]-[B][C] notes], that payment is permitted by the subordination provisions of the senior notes of the same Citiseries. The remedies a noteholder may exercise following an event of default and acceleration or on the legal maturity date are described in “Covenants, Events of Default and Early Redemption Events—Events of Default” and “Deposit and Application of Funds—Sale of Credit Card Receivables.”

Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount of Notes	Each note has a stated principal amount, an outstanding dollar principal amount and a nominal liquidation amount.

•	Stated Principal Amount. The stated principal amount of a note, including the Class 201[•]-[•][ •] notes, is the amount that is stated on the face of the note to be payable to the holder. It can be, and in the case of the Class 201[•]-[•][•] notes, is denominated in U.S. dollars. For foreign currency notes not offered pursuant to this prospectus, it will be denominated in a foreign currency.

•

Outstanding Dollar Principal Amount.    For U.S. dollar notes, including the Class 201[•]-[•][ •] notes, the outstanding dollar principal amount will be the same as the stated principal amount, less principal payments to noteholders. For foreign currency notes not offered pursuant to this prospectus, the outstanding dollar principal amount will be the U.S. dollar equivalent of the stated principal amount of the notes at the time of issuance, less dollar payments to derivative counterparties with respect to principal.

•	Nominal Liquidation Amount. The nominal liquidation amount of a note, including the Class 201[•]-[•][ •] notes, is a U.S. dollar amount based on the outstanding dollar principal amount of the note, but after deducting

—	all reallocations of principal of that note to pay interest on senior classes of notes of the same series which for the Class 201[•]-[•][ •] notes is the Citiseries;

—	allocations of that note’s proportionate share of the charge-offs of principal receivables in the master trust;

—	amounts on deposit in the principal funding subaccount for that note after giving effect to all reallocations to or from that subaccount;

and adding back all reimbursements, from excess finance charge collections allocated to that note, of reallocations of principal collections to pay interest on senior classes of notes or charge-offs of principal receivables in the master trust. Excess finance charge collections are the finance charge collections that remain after the payment of interest and other required payments under the master trust and with respect to the notes. For more information, see the definition of “Excess Finance Charge Collections” in the glossary.

The nominal liquidation amount of a class of notes corresponds to the portion of the invested amount of the collateral certificate that is allocated to support that class of notes.

The aggregate nominal liquidation amount of all of the notes is equal to the invested amount of the collateral certificate. The invested amount of the collateral certificate corresponds to the amount of principal receivables in the master trust that is allocated to support the collateral certificate. For a more detailed discussion, see “Invested Amount” in the glossary. Anything that increases or reduces the invested amount of the collateral certificate will also increase or reduce the aggregate nominal liquidation amount of the notes.

See page [(vi)] of this prospectus for a diagram that illustrates the relationship of the seller’s interest, the invested amount of the collateral certificate and the nominal liquidation amount of the notes.

Upon a sale of credit card receivables held by the master trust directed by a class of notes following an event of default and acceleration, or on that class’s legal maturity date, as described in “Deposit and Application of Funds—Sale of Credit Card Receivables,” the nominal liquidation amount of that class will be reduced to zero.

For a detailed discussion of nominal liquidation amount, see “The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount of Notes.”

Subordination of Principal Payments	Principal payments on the Class B notes of the Citiseries [(including these Class 201[•]-B[•] notes)] are subordinated to payments on the Class A notes of the Citiseries [(including the Class 201[•]-A[•] notes)]. Principal payments on the Class C notes of the Citiseries [(including the Class 201[•]-C[•] notes)] are subordinated to payments on the Class A notes of the Citiseries [(including the Class 201[•]-A[•] notes)] and Class B notes of the Citiseries [(including the Class 201[•]-B[•] notes)]. See “The Notes—Subordination of Principal” and “Deposit and Application of Funds” for a discussion of the extent, manner and limitations of the subordination of Class B and Class C notes.

Sources of Funds to Pay the Class 201[•]-[•][•] Notes	The issuance trust will have the following sources of funds to pay principal and interest on the notes (including the Class 201[•]-[•][•] notes):

•	The collateral certificate issued by Citibank Credit Card Master Trust I. The collateral certificate is an investor certificate issued by the master trust pursuant to an amended and restated series 2000 supplement to the pooling and servicing agreement, dated as of September 26, 2000, as amended and restated as of August 9, 2011, [as further amended by Amendment No. 1, dated as of                          , 201[•]]. The issuance trust is the holder of the collateral certificate. The collateral certificate represents an undivided interest in the assets of the master trust. The master trust owns primarily credit card receivables arising in selected MasterCard, VISA and American Express revolving credit card accounts. Citibank transfers the credit card receivables to the master trust in accordance with the terms of a pooling and servicing agreement between Citibank, as seller and servicer, and Deutsche Bank Trust Company Americas, as trustee. Both principal collections and finance charge collections on the receivables will, in general, be allocated pro rata among holders of interests in the master trust—including the collateral certificate—based on the investment in credit card receivables of each interest in the master trust. If collections of receivables allocable to the collateral certificate are less than expected, payments of principal of and interest on the notes could be delayed or remain unpaid.

•	Derivative Agreements. Some classes of notes may have the benefit of interest rate or currency swaps, caps or collars with various counterparties. Citibank or any of its affiliates may be counterparties to a derivative agreement. [The Class 201[•]-[•][•] notes do [not] have the benefit of an interest rate [swap] [cap] [collar].] The Class 201[•]-[•][• ] notes do not have the benefit of a currency swap.

•	The Trust Accounts. The issuance trust has established a collection account for the purpose of receiving payments of finance charge collections and principal collections from the master trust payable under the collateral certificate.

The issuance trust has also established a principal funding account, an interest funding account and a Class C reserve account. Each one of those accounts will have subaccounts for a class or subclass of notes of the Citiseries. With respect to the Class 201[•]-[•][•] notes, there will be a principal funding subaccount [and][,] interest funding subaccount [and a Class C reserve subaccount]. The issuance trust may also establish supplemental accounts for any series, class or subclass of notes. [Describe any supplemental account established or expected to be established for the Citiseries Class 201[•]-[•][•] notes.]

Each month, distributions on the collateral certificate will be deposited into the collection account. Those deposits will then be reallocated to

•	the principal funding account and then each principal funding subaccount, including the principal funding subaccount for the Class 201[•]-[•][ •] notes;

•	the interest funding account and then each interest funding subaccount, including the interest funding subaccount for the Class 201[•]-[•][ •] notes;

•	the Class C reserve account and then each Class C reserve subaccount [, including the Class C reserve subaccount for the Class 201[•]-C[•] notes];

•	any supplemental account [, including the supplemental account described above for the Class 201[•]-[•][•] notes];

•	payments under any applicable derivative agreements [including the interest rate [swap][cap][collar] for the Class 201[•]-[•][ •] notes]; and

•	the other purposes as specified in “Deposit and Application of Funds.”

Funds on deposit in the principal funding account and the interest funding account (and their related subaccounts) will be used to make payments of principal of and interest on the notes.

Allocations of Finance Charge Collections	Finance charge collections allocable to the collateral certificate are applied as follows:

•	first, to pay the fees and expenses of, and other amounts due to, the indenture trustee;

•	second, to pay interest on notes, including the Class 201[•]-[•][• ] notes, or to make payments under any applicable derivative agreements, [including the interest rate [swap][cap][collar] for the Class 201[•]-[•][ •] notes];

•	third, to reimburse certain reductions in the nominal liquidation amount of notes, if any;

•	fourth, to make deposits to the Class C reserve account [including the Class C reserve subaccount for the Class 201[•]-C[•] notes];

•	fifth, to make any other required payment or deposit; and

•	sixth, to the issuance trust.

See “Deposit and Application of Funds—Allocation of Finance Charge Collections to Accounts” for a fuller description of the application of finance charge collections, and Annex III to this prospectus for a diagram of the allocation of finance charge collections.

Allocations of Principal Collections	Principal collections allocable to the collateral certificate are applied as follows:

•	first, from principal collections that would be allocated to subordinated classes of notes [including the Class 201[•]-[•][ •] Notes], to pay any interest on senior classes of notes [including the Class 201[•]-[•][ •] Notes], that cannot be paid from finance charge collections;

•	second, to make targeted deposits to the principal funding account and then each principal funding subaccount, including the principal funding subaccount for the Class 201[•]-[•][•] notes; and

•	third, to the master trust, to be reinvested in the collateral certificate.

See “Deposit and Application of Funds—Allocation of Principal Collections to Accounts” for a fuller description of the application of principal collections, and Annex IV to this prospectus for a diagram of the allocation of principal collections.

Class C Reserve Account	The Class C reserve account will initially not be funded. If the finance charge collections generated by the master trust fall below a level specified [under “The Class 201[•]-[• ][•] Notes—Summary of Terms” in this prospectus][in the prospectus relating to a subclass of the Class C notes], the Class C reserve account will be funded as described under “Deposit and Application of Funds—Targeted Deposits to the Class C Reserve Account.”

Funds on deposit in the Class C reserve account for a subclass of Class C notes will be available to holders of Class C notes [including the Class 201[•]-C[•] notes,] to cover shortfalls of interest payable on interest payment dates. Funds on deposit in the Class C reserve account for a subclass of Class C notes will also be available to holders of Class C notes [including the Class 201[•]-C[•] notes,] on any day when principal is payable, but only to the extent that the nominal liquidation amount of the Class C notes plus funds on deposit in the Class C principal funding account is less than the outstanding dollar principal amount of the Class C notes.

[Only the holders of Class C notes will have the benefit of the Class C reserve account]. [Only the holders of the Class 201[•] – C[•] notes will have the benefit of the Class C reserve subaccount established for the Class 201[•]-C[•] notes]. See “Deposit and Application of Funds—Withdrawals from the Class C Reserve Account.”

Allocations of Charge-Offs

Charge-offs of principal receivables are allocated, first, among each series of notes—the Citiseries in the case of the Class 201[•]-[•][ •] notes—based on the nominal liquidation amount of all notes in the series and, second, within each series based on the nominal liquidation amount of each class of notes in the series. Charge-offs of principal receivables allocated to senior classes of notes (Class A and Class B) will be reallocated, first, to the Class C notes and then (in the case of Class A notes) to the Class B notes to the extent of the required subordinated amount of the senior class of notes. Charge-offs of principal receivables in excess of the required subordinated amount of a senior class of notes will be allocated among those notes based on their nominal liquidation amount. These allocations will reduce the nominal liquidation amount of those notes. Unless the reduction in the nominal liquidation amount of any class of notes is reimbursed through the reinvestment of Excess Finance Charge Collections or as otherwise described in this prospectus, the stated principal amount of those notes may not be paid in full. [In addition, principal shortfalls on the Class C notes may be covered by the Class C Reserve Account.] See “The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount of Notes” and “Deposit and Application of Funds—Final Payment of Notes.”

Limited Recourse to the Issuance Trust	The sole source of payment for principal of or interest on the Class 201[•]-[•][•] notes is provided by:

•	the portion of the principal collections and finance charge collections received by the issuance trust under the collateral certificate and available to the Class 201[•]-[• ][•] notes after giving effect to all allocations and reallocations;

•	funds in the applicable trust accounts for the Class 201[•]-[•][•] notes[.][; and]

•	[payments received under the interest rate [swap] [cap] [collar] for the Class 201[•]-[•][•] notes.]

Class 201[•]-[•][•] noteholders will have no recourse to any other assets of the issuance trust or any other person or entity for the payment of principal of or interest on the Class 201[•]-[• ][•] notes.

A further restriction applies if a class of notes directs the master trust to sell credit card receivables following an event of default and acceleration, or on the applicable legal maturity date, as described in “Deposit and Application of Funds—Sale of Credit Card Receivables.” In that case, the Class 201[•]-[•][•] notes have recourse only to the proceeds of that sale and investment earnings on those proceeds.

Security for the Notes	The notes of all series, including the Citiseries, are secured by a shared security interest in the collateral certificate and the collection account, but each class of notes, including the Class 201[•]-[•][• ] notes, is entitled to the benefits of only that portion of those assets allocated to it under the indenture.

The Class 201[•]-[• ][•] notes are also secured by

•	a security interest in the applicable principal funding subaccount;

•	the applicable interest funding subaccount [.][;][and]

•	[the applicable Class C reserve subaccount [.][;][and]]

•	[any applicable supplemental account [.][;][and]]

•	[by a security interest in the interest rate [swap] [cap] [collar] for the Class 201[•]-[•][• ] notes.]

Redemption and Early Redemption of Notes	If so determined at the time of issuance, the issuance trust or a noteholder may, at its option, redeem the notes of any class before its expected principal payment date. [The Class 201[•]-[• ][•] notes may not, at the option of the [issuance trust] [a Class 201[•]-[• ][•] noteholder] be redeemed before the expected principal payment date for the Class 201[•]-[•][•] notes.] [The Class 201[•]-[•][•] notes may, at the option of the [issuance trust] [a Class 201[•]-[•][•] noteholder] be redeemed before the expected principal payment date for the Class 201[•]-[• ][•] notes.]

In addition, the issuance trust is required to redeem any note upon the occurrence of an early redemption event with respect to that note, but only to the extent of available funds. Available funds are funds that are available to that note after giving effect to all allocations and reallocations.

In addition, payment of subordinated notes that provide subordination protection to senior notes is limited as described under “Limit on Repayment of All Notes” in this summary. It is not an event of default if the issuance trust fails to redeem a note because it does not have sufficient funds available or because payment of the note is delayed to provide required subordination protection to a senior class of notes.

Early redemption events with respect to the Class 201[•]-[•][•] notes include the following:

•	the occurrence of the expected principal payment date of the Class 201[•]-[•][•] notes;

•	each of the early amortization events applicable to the collateral certificate, as described under “The Master Trust—Early Amortization Events”;

•	mandatory prepayment of the entire collateral certificate resulting from a breach of a representation or warranty by Citibank under the pooling and servicing agreement;

•	the amount of surplus finance charge collections averaged over three consecutive months being less than the required level for the most recent month;

•	the yield on the portfolio of receivables is less than the weighted average interest rates for all notes that share principal collections with it;

•	the issuance trust becomes an “investment company” under the Investment Company Act of 1940;[and]

•	the occurrence of a PFA Negative Carry Event [.][; and]

•	[insert any additional early redemption events to be specified as applicable to the Class 201[•]-[• ][•] notes].

See “Covenants, Events of Default and Early Redemption Events—Early Redemption Events” for a fuller description of the early redemption events and their consequences to holders of notes.

Events of Default	The documents that govern the terms and conditions of the Class 201[•]-[•][•] notes include a list of adverse events known as “events of default.” Some events of default result in an automatic acceleration of the Class 201[•]-[•][•] notes, and others result in the right of the holders of the Class 201[•]-[• ][•] notes to demand acceleration after an affirmative vote by holders of more than 50% of the Class 201[•]-[•][•] notes.

Events of default of the Class 201[•]-[•][•] notes include the following:

•	the issuance trust fails to pay interest on any Class 201[•]-[•][•] note within five business days of its due date;

•	the issuance trust fails to pay in full principal on any Class 201[•]-[•][•] note on its legal maturity date;

•	the issuance trust defaults on any covenant or breaches any agreement under the indenture after applicable notice and cure periods, and the default or breach is materially adverse to the Class 201[•]-[•][•] noteholders;[and]

•	the occurrence of some events of bankruptcy, insolvency or reorganization of the issuance trust [.][; and]

•	[insert any additional events of default to be specified as applicable to the Class 201[•]-[• ][•] notes].

Other series, classes or subclasses of notes can have the same or different events of default. See “Covenants, Events of Default and Early Redemption Events—Events of Default” for a fuller description of the events of default and their consequences to holders of notes.

It is not an event of default if the stated principal amount of the Class 201[•]-[•][•] notes is not paid on its expected principal payment date.

Event of Default Remedies

After an event of default and acceleration of the Class 201[•]-[•][•] notes, funds on deposit in the principal funding subaccount and the interest funding subaccount for the Class 201[•]-[•][•] notes will be applied to pay principal of and interest on the Class  201[•]-[• ][•] notes. Then, in each following month, principal collections and finance charge collections allocated to the Class 201[•]-[•][•] notes will be applied to make monthly principal and interest payments on the Class 201[•]-[•][•] notes until the earlier of the date the Class 201[•]-[•][•] notes are paid in full and the legal maturity date of the Class 201[•]-[•][•] notes. [However, because the Class 201[•]-[B[•]][C[• ]] notes are subordinated notes, you will receive full payment of principal of the Class 201[•]-[B[•]][C[• ]] notes only if and to the extent that, after giving effect to that payment, the required subordinated amount will be maintained for senior notes in the Citiseries. See “Deposit and Application of Funds—Limit on Repayments of Subordinated Classes of the Citiseries”.

If an event of default of the Class 201[•]-[•][•] notes occurs and the Class 201[•]-[•][•] notes are accelerated, the indenture trustee may, and at the direction of the majority of the Class 201[•]-[•][•] noteholders will, direct the master trust to sell credit card receivables. However, this sale of receivables may occur only if the conditions specified in “Covenants, Events of Default and Early Redemption Events—Events of Default” are satisfied or on the legal maturity date of the Class 201[•]-[• ][•] notes. The proceeds of a sale of credit card receivables will be deposited directly to the principal funding subaccount for the accelerated Class 201[•]-[• ][•] notes. Upon the sale of the receivables of the accelerated Class 201[•]-[• ][•] notes, the nominal liquidation amount of the Class 201[•]-[• ][•] notes will be reduced to zero. See “Deposit and Application of Funds—Sale of Credit Card Receivables.”

Limit on Repayment of All Notes	You may not receive full repayment of your Class 201[•]-[•][•] notes if:

•	the nominal liquidation amount of your Class 201[•]-[•][•] notes has been reduced by charge-offs of principal receivables in the master trust or as the result of reallocations of principal collections to pay interest on senior classes of notes, and those amounts have not been reimbursed from Excess Finance Charge Collections; or

•	receivables are sold after an event of default and acceleration or on the legal maturity date and the proceeds from the sale of receivables are insufficient.

[Because they are subordinated notes, the Class 201[•]-[B][C][•] notes that reach their expected principal payment date, or that have an early redemption event, event of default or other optional or mandatory redemption, will not be paid to the extent that the Class 201[•]-[B][C][•] notes are necessary to provide the required subordinated amount to senior classes of notes of the Citiseries. If the Class 201[•]-[B][C][•] notes cannot be paid because of the subordination provisions of the indenture, prefunding of the principal funding subaccounts for the senior notes of the Citiseries will begin, as described in “Deposit and Application of Funds—Targeted Deposits of Principal Collections to the Principal Funding Account.” After that time, the remaining amount of the Class 201[•]-[B][C][•] notes will be paid only to the extent that:

•	enough notes of senior classes of the Citiseries are repaid so that the Class 201[•]-[B][C][•] notes that are paid are no longer necessary to provide the required subordinated amount; or

•	new classes of subordinated notes of the Citiseries are issued so that the Class 201[•]-[B][C][•] notes that are paid are no longer necessary to provide the required subordinated amount; or

•	the principal funding subaccounts for the senior classes of notes of the Citiseries are fully prefunded so that none of the Class 201[•]-[B][C][•] notes that are paid are necessary to provide the required subordinated amount; or

•	the Class 201[•]-[B][C][•] notes reach their legal maturity date.

On the legal maturity date of the Class 201[•]-[B][C][•] notes, all amounts on deposit in the principal funding subaccount for the Class 201[•]-[B][C][•] notes, after giving effect to all allocations, reallocations and sales of receivables, will be paid to the Class 201[•]-[B][C][•] noteholders, even if payment would reduce the amount of subordination protection below the required subordinated amount of the senior classes of the Citiseries.]

See “Deposit and Application of Funds—Targeted Deposits of Principal Collections to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes,” and “—Sale of Credit Card Receivables.”

Registration, Clearance and Settlement	The Class 201[•]-[• ][•] notes will be registered in the name of The Depository Trust Company or its nominee, and purchasers of the Class 201[•]-[•][•] notes will not be entitled to receive a definitive certificate except under limited circumstances. Owners of the Class 201[•]-[•][•] notes may elect to hold their notes through The Depository Trust Company in the United States or through Clearstream Banking, société anonyme or the Euroclear System in Europe. Transfers will be made in accordance with the rules and operating procedures of those clearing systems. See “The Notes—Book-Entry Notes.”

ERISA Eligibility	The indenture permits benefit plans to purchase notes of every class. A fiduciary of a benefit plan should consult its counsel as to whether a purchase of notes by the plan is permitted by ERISA and the Internal Revenue Code of 1986, as amended (Internal Revenue Code).

Tax Status	In the opinion of Cravath, Swaine & Moore LLP, special U.S. Federal tax counsel to the issuance trust, for United States federal income tax purposes (1) the Class 201[•]-[•][•] notes (other than notes held, in certain circumstances, by Citibank or an affiliate of Citibank) will be treated as indebtedness and (2) the issuance trust will not be an association or a publicly traded partnership taxable as a corporation. In addition, the Class 201[•]-[•][•] noteholders will agree, by acquiring notes, to treat the notes as debt of Citibank for federal, state and local income and franchise tax purposes.

Record Date	The record date for payment of the Class 201[•]-[•][•] notes will be the last day of the month before the related payment date.

Ratings	It is a condition to the issuance of any notes that they are rated no lower than the following rating categories by one or more nationally recognized rating agencies:

Note	Rating
Class A	AAA or its equivalent
Class B	A or its equivalent
Class C	BBB or its equivalent

The Class 201[•]-[•][•] notes offered pursuant to this prospectus will have the same rating requirement as the class of notes of which it is a part.

The issuance trust may also issue notes not offered pursuant to this prospectus that do not meet these rating requirements so long as the issuance trust obtains (i) confirmation from each rating agency that has rated any outstanding notes that the new series, class or subclass of notes to be issued will not cause a reduction, qualification or withdrawal of the ratings of any outstanding notes rated by that rating agency and (ii) appropriate tax opinions.

See “Risk Factors—If the ratings of the notes are lowered or withdrawn, their market value could decrease.”

RISK FACTORS

The following is a summary of the material risks that apply to an investment in the notes. The remainder of this prospectus provides much more detailed information about these risks. You should consider the following risk factors in deciding whether to purchase the notes.

There is a glossary beginning on page [181] where you will find the definitions of some terms used in this prospectus.

Only some of the assets of the issuance trust are available for payments on any class of notes

The sole source of payment of principal of or interest on a class of notes is provided by:

•

the portion of the principal collections and finance charge collections received by the issuance trust under the collateral certificate and available to that class of notes after giving effect to all allocations and reallocations;

•	the applicable trust accounts for that class of notes; and

•	payments received under any applicable derivative agreement for that class of notes.

As a result, you must rely only on the particular allocated assets as security for your class of notes for repayment of the principal of and interest on your notes. You will not have recourse to any other assets of the issuance trust or any other person for payment of your notes. See “Sources of Funds to Pay the Notes.”

A further restriction applies if a class of notes directs the master trust to sell credit card receivables following an event of default and acceleration, or on the applicable legal maturity date, as described in “Deposit and Application of Funds—Sale of Credit Card Receivables.” In that case, that class of notes has recourse only to the proceeds of that sale and investment earnings on those proceeds.

Cardholder payment patterns, finance charge rates and credit card usage may affect the timing and amount of payments to you

The amount of principal collections and finance charge collections available to pay your notes on any payment date or to make deposits into the funding accounts will depend on many factors, including:

•	the rate of repayment of credit card balances by cardholders, which may be earlier or later than expected;

•	the periodic finance charge rates applicable to the accounts designated to the master trust;

•	the extent of credit card usage by cardholders, and the creation of additional receivables in the accounts designated to the master trust; and

•	the rate of default by cardholders, which means that receivables may not be paid at all.

Changes in payment patterns, finance charge rates and credit card usage result from a variety of economic, social and legal factors. Economic factors include the rate of inflation, unemployment levels, the availability and cost of credit (including mortgages) and real estate values. Social factors include consumer and business confidence levels and the public’s attitude about incurring debt and the stigma of personal bankruptcy. In addition, acts of terrorism or natural disasters in the United States and the political and/or military response to any such events may have an adverse effect on general economic conditions, consumer and business confidence and general market liquidity. During periods of economic recession, high unemployment, increased mortgage foreclosure rates and low consumer and business confidence levels, card usage generally declines and delinquency and loss rates generally increase, resulting in a decrease in the amount of finance charge and principal collections, and these changes in card usage, delinquency and loss rates and the amount of finance charge and principal collections may be material. During the financial crisis that began in 2007 and the ensuing economic recession, concerns over the availability and cost of credit, increased mortgage foreclosure rates, declining real estate values and geopolitical issues contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, precipitated a recession, which resulted in declines in card usage and adverse changes in payment patterns, causing increases in delinquencies and losses in the accounts designated to the master trust. Future changes in conditions in the economy and financial markets could result in declines in card usage, adverse changes in payment patterns and increased delinquencies and losses, which could be material. For some of the legal factors, see “—Legal aspects could affect the timing and amount of payments to you” below. Changes in, or termination of, incentive or other award programs (including under co-brand arrangements) may also affect cardholders’ actions. We cannot predict how or when these or other factors will affect repayment patterns or card use and, consequently, the timing and amount of payments on your notes.

[To be included for issuances of Class A or Class B Notes] Class A and Class B notes of the Citiseries can lose their subordination protection under some circumstances

Class B notes and Class C notes of the Citiseries may have expected principal payment dates and legal maturity dates earlier than some or all of the notes of the senior classes of the Citiseries.

If notes of a subordinated class of the Citiseries reach their expected principal payment date at a time when they are needed to provide subordination protection to the senior classes of the Citiseries, and the issuance trust is unable to issue additional notes of that subordinated class, prefunding of the senior classes of the Citiseries will begin. The principal funding subaccounts for the senior classes will be prefunded with monthly collections of principal receivables in the master trust allocable to the Citiseries in an amount necessary to maintain the required subordination protection for the senior classes, if available. See “Deposit and Application of Funds—Targeted Deposits of Principal Collections to the Principal Funding Account.”

There will be a two-year period between the expected principal payment date and the legal maturity date of the subordinated notes to prefund the principal funding subaccounts for the senior classes of the Citiseries. The subordinated notes will be paid on their legal maturity date, to the extent that funds are available from the applicable Class C reserve subaccount or from proceeds of the sale of receivables or otherwise, whether or not the senior classes of notes of the Citiseries have been fully prefunded.

If the rate of repayment of principal receivables in the master trust were to decline to less than an average of 4-  1/2% per month during this two-year prefunding period, then the principal funding subaccounts for the senior classes of notes may not be fully prefunded before the legal maturity date of the subordinated notes. In that event and only to the extent not fully prefunded, the senior classes of the Citiseries would lose their subordination protection on the legal maturity date of those subordinated notes, unless additional subordinated notes of that class were issued or a sufficient amount of senior notes of the Citiseries have matured so that the remaining outstanding subordinated notes provide the necessary subordination protection.

Since January 2000 the monthly rate of repayment of principal receivables in the master trust has ranged from a low of 15% to a high of more than 27%. Principal payment rates may change due to a variety of factors including economic, social and legal factors, changes in the terms of credit card accounts designated to the master trust or the addition of credit card accounts with different characteristics to the master trust. There can be no assurance that the rate of principal repayment will remain in this range in the future.

Monthly reports concerning the performance of the credit card receivables in the master trust will be filed with the Securities and Exchange Commission. The monthly rate of repayment of principal receivables will be included in these publicly available reports.

You may receive principal payments earlier or later than the expected principal payment date

There is no assurance that the stated principal amount of your notes will be paid on its expected principal payment date.

The effective yield on the credit card receivables owned by the master trust could decrease due to, among other things, a change in periodic finance charges on the accounts, an increase in the level of delinquencies or increased convenience use of the card whereby cardholders pay their credit card balance in full each month and incur no finance charges. A significant decrease in the amount of credit card receivables in the master trust for any reason, including termination of a material co-brand arrangement, could result in an early redemption event and in early payment of your notes, as well as decreased protection to you against defaults on the accounts. If surplus finance charge collections calculated using a three-month moving average decreases below the required surplus finance charge amount, an early redemption event will occur and could result in an early payment of your notes. See “Covenants, Events of Default and Early Redemption Events—Early Redemption Events.” For a discussion of surplus finance charge collections and required surplus finance charge amount, see “Surplus Finance Charge Collections” and “Required Surplus Finance Charge Amount” in the glossary.

If, for any reason, cardholders make payments on their credit card accounts later than expected or default on the payments on their credit card accounts the allocations of principal collections to the collateral certificate and to the notes may be reduced, and the principal of the notes may be paid later than expected or not paid at all.

Reductions in the nominal liquidation amount could reduce payment of principal to you

You may not receive full repayment of your notes if the nominal liquidation amount of your notes has been reduced by charge-offs of principal receivables in the master trust or as the result of reallocations of principal collections to pay interest on senior classes of notes, and those amounts have not been reimbursed from Excess Finance Charge Collections. See “Deposit and Application of Funds—Final Payment of the Notes.” For a discussion of nominal liquidation amount, see “The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount of Notes.”

Allocations of charged-off receivables in the master trust could reduce payments to you

Citibank, as servicer of the master trust, will charge off the receivables arising in the accounts in the master trust portfolio if the receivables become uncollectible or are otherwise more than 179 days delinquent. The collateral certificate will be allocated a portion of these charged-off receivables. If the amount of charged-off receivables allocated to the collateral certificate exceeds the amount of funds available for reimbursement of those charge-offs, the issuance trust, as the holder of the collateral certificate, may not receive a sufficient amount under the collateral certificate to pay the full stated principal amount of your notes. See “The Master Trust Receivables and Accounts—Loss and Delinquency Experience” in Annex I to this prospectus, “Sources of Funds to Pay the Notes—The Collateral Certificate,” “Deposit and Application of Funds—Allocation of Principal Collections to Accounts,” “—Targeted Deposits of Principal Collections to the Principal Funding Account,” “—Reallocation of Funds on Deposit in the Principal Funding Subaccounts” and “—Final Payment of the Notes.”

The rate of charge-offs in the accounts designated to the master trust are subject to a variety of factors which may cause the future rate of charge-offs to differ from current and historical results. These factors include overall conditions in the economy and financial markets, unemployment rates, real estate values and mortgage foreclosure rates. The financial crisis that began in 2007 and the ensuing economic recession and high unemployment and mortgage foreclosure rates resulted in significant increases in net losses in the accounts designated to the master trust. Future weakness in economic conditions could result in increases in net losses in future periods, and such increases could be material.

Reset of interest rate on credit card receivables in the master trust may reduce the amount of finance charge collections available for interest payments on the notes

Most of the credit card receivables in the master trust bear interest at the prime rate plus a margin. The notes generally bear interest at a fixed or floating rate. If the prime rate declines, the amount of collections of finance charge receivables on the accounts in the master trust may be reduced while the interest payments on fixed rate notes required to be funded out of those collections will remain constant.

Changes in the interest rate indices applicable to floating rate notes might not be reflected in the prime rate, resulting in an increase or decrease in the difference between the amount of collections of finance charge receivables on the accounts in the master trust and the amount of interest payable on the floating rate notes.

In addition, a decrease in the difference between collections of finance charge receivables and those collections allocated to make interest payments on the notes could cause an early redemption event which could result in early payment of your notes. See “Covenants, Events of Default and Early Redemption Events—Early Redemption Events.”

Citibank’s ability to change terms of the credit card accounts could alter payment patterns

The master trust owns the credit card receivables generated in designated credit card accounts, but Citibank or one of its affiliates will continue to own the accounts themselves. Citibank or its affiliate thus will have the right to determine the fees, periodic finance charges including the interest rate index used to compute periodic finance charges, and other charges that will apply to the credit card accounts. They may also change the minimum monthly payment or other terms of the accounts. A decrease in the effective yield on the credit card receivables could cause an early redemption event, resulting in an early payment of the notes. See “Covenants, Events of Default and Early Redemption Events—Early Redemption Events.” Also, changes in account terms could affect payment patterns on the credit card receivables, which could cause an acceleration, delay or reduction in the payment of principal of the notes.

In the pooling and servicing agreement, Citibank has agreed—and each affiliate that owns accounts designated to the master trust will agree—generally to avoid taking actions that would

•	reduce the portfolio yield of the receivables in the master trust below specified levels;

•	change the terms of the credit card accounts designated to the master trust, unless it is changing the terms of all similar accounts in its portfolio; or

•

decrease the finance charges on the credit card accounts designated to the master trust below a specified level after the occurrence of an early redemption event resulting from surplus finance charge collections being less than the required surplus finance charge amount.

For a discussion of portfolio yield, surplus finance charge collections and required surplus finance charge amount, see “Portfolio Yield,” “Surplus Finance Charge Collections” and “Required Surplus Finance Charge Amount” in the glossary.

There are no other restrictions in the pooling and servicing agreement on Citibank’s or its affiliates’ ability to change the terms of the credit card accounts designated to the master trust, and we can provide no assurance that finance charges or other fees will not be reduced.

Addition of accounts to the master trust may affect credit quality and lessen the issuance trust’s ability to make payments to you

The assets of the master trust, and therefore the assets allocable to the collateral certificate held by the issuance trust, change every day. Citibank may choose, or may be required, to add credit card receivables to the master trust. The credit card accounts from which these receivables arise may have different terms and conditions from the credit card accounts already designated to the master trust. For example, the new credit card accounts may have higher or lower fees or interest rates, or different payment terms. In addition, the composition of the new credit card accounts in terms of FICO®* score ranges, channels of origination, amount of seasoning or other account metrics may also vary significantly from the credit card accounts already designated to the master trust. The new credit card accounts may have materially different account metrics, such as lower FICO score ranges, higher expected loss rates, riskier origination channels or lower credit standards, and consequently, the new credit card accounts may be of lower credit quality than the credit card accounts currently designated to the master trust. Further, the new credit card accounts may experience materially different usage and payment patterns as compared to existing or removed accounts, which in turn, could materially adversely affect certain characteristics of the master trust such as payment rates and excess spread. If the credit quality or the performance of the assets in the master trust were to deteriorate, the issuance trust’s ability to make payments on the notes could be adversely affected. See “The Master Trust—Master Trust Assets.”

The issuance trust’s ability to make payments on the notes will be impaired if sufficient new credit card receivables are not generated by Citibank. We do not guarantee that new credit card receivables will be created, that any credit card receivables will be added to the master trust or that credit card receivables will be repaid at a particular time or with a particular pattern.

Changes in, or termination of, material co-branding arrangements could adversely affect the performance of the receivables in the master trust and the timing and amount of payments on the notes

Citibank has entered into co-branding arrangements with third parties pursuant to which cardholders earn benefits through card usage, such as frequent flyer miles, rewards points, discounts and rebates. Competition among credit card issuers, including Citibank, for these cobranding arrangements is significant. These co-branding arrangements generally have a fixed term, and may or may not be extended or renewed by the parties at the end of the scheduled term of the arrangements. These co-branding arrangements may also be terminated early in certain circumstances such as a party’s breach of the related program agreement, a material change in financial condition, bankruptcy, merger, consolidation or restructuring, a significant change in law or other similar events. [Some of these co-branding arrangements, if not extended or renewed, are scheduled to terminate while the Class 201[•]-[•][•] notes are outstanding.]

*	FICO® is a registered trademark of Fair, Issac & Company.

A significant portion of the receivables in the master trust relate to credit cards issued under these co-branding arrangements. If any material co-branding arrangement (including the Citibank/American Airlines AAdvantage co-brand program) experiences reduced volume or terminates for any reason, including nonrenewal, early termination or negative developments in the business of the co-brand partner, it could adversely affect the performance of the receivables in the master trust, including usage and payment rates, and the timing and amount of payments on the notes. Some of these co-branding arrangements (including the Citibank/American Airlines AAdvantage co-brand program) provide that, upon scheduled or early termination, the co-brand partner has the option to purchase, or designate a third party to purchase, all or a portion of the receivables generated under the program, which may include receivables that are in the master trust. [As of [•], 20[•], if certain of these co-branding arrangements are not extended before the end of their term, approximately [•]% of the master trust’s total receivables would be subject to purchase prior to the expected principal payment date of the Class 201[•]-[•][•] notes.] Further, upon scheduled or early termination of a co-branding arrangement, cardholders may shift their card usage to credit card issuers other than Citibank. In the case of a scheduled or early termination of a material co-branding arrangement, particularly if there is an exercise of an option to purchase the related receivables, if Citibank is unable to designate alternate accounts to the master trust of similar credit quality and with similar usage and payment rates to the master trust, the performance of the master trust at such time could be adversely affected or an early amortization event could occur and could result in an early payment of your notes. For information about the Citibank/American Airlines AAdvantage co-brand program, see “The Master Trust Receivables and Accounts” in Annex I to this prospectus.

Citibank may not be able to designate new accounts to the master trust when required by the pooling and servicing agreement

The pooling and servicing agreement provides that Citibank must add additional credit card receivables to the master trust if the total amount of principal receivables in the master trust falls below specified percentages of the total invested amounts of investor certificates in the master trust. The total amount of principal receivables in the master trust could decline due to a variety of economic, social and legal factors, as well as changes in, or termination of, incentive or other award programs (including under co-brand arrangements). See “Cardholder payment patterns, finance charge rates and credit card usage may affect the timing and amount of payments to you.” There is no guarantee that Citibank will have enough receivables to add to the master trust. If Citibank does not make an addition of receivables within five business days after the date it is required to do so, an early amortization event will occur with respect to the collateral certificate. This would constitute an early redemption event and could result in an early payment of your notes. See “The Master Trust—Master Trust Assets” and “—Early Amortization Events” and “Covenants, Events of Default and Early Redemption Events—Early Redemption Events.”

[To be included for issuances of Class B or Class C Notes] [Class B notes and Class C notes bear losses before Class A notes

Class B notes of the Citiseries are subordinated in right of payment of principal to Class A notes of the Citiseries, and Class C notes of the Citiseries are subordinated in right of payment of principal to Class A notes and Class B notes of the Citiseries. In general, interest payments on a class of notes are not subordinated in right of payment to interest payments on any other class of notes.

Principal collections that are allocable to subordinated classes of notes may be reallocated to pay interest on senior classes of notes of the Citiseries. In addition, losses on charged-off receivables in the master trust are allocated first to the subordinated classes of the Citiseries. See “The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount of Notes—Nominal Liquidation Amount” and “Deposit and Application of Funds—Allocation of Principal Collections to Accounts.” If these reallocations and losses are not reimbursed from Excess Finance Charge Collections, the full stated principal amount of the subordinated classes of notes may not be repaid.

If there is a sale of the credit card receivables owned by the master trust due to a sale or repurchase of the interest represented by the collateral certificate after a default by the servicer of the master trust, the net proceeds of the sale allocable to principal payments with respect to the collateral certificate will generally be used first to pay amounts due to Class A noteholders, next to pay amounts due to Class B noteholders, and lastly, for amounts due to Class C noteholders of the Citiseries. This could cause a loss to Class C noteholders, if the amount available to them plus the amount, if any, available under their credit enhancement—the applicable Class C reserve account—is not enough to pay the Class C notes in full. It could also cause a loss to Class B noteholders if the amount available to them plus the amount, if any, available under their credit enhancement—the applicable Class C notes—is not enough to pay the Class B notes in full.]

[To be included for issuances of Class B or Class C Notes] [Payment of Class B notes and Class C notes may be delayed due to the subordination provisions

For the Citiseries, subordinated notes generally, except as noted in the following paragraph, will be paid only to the extent that they are not necessary to provide the required subordinated amount to senior classes of notes of the Citiseries. In addition, if a senior class of notes has reached its expected principal payment date, or has had an early redemption event, event of default or other optional or mandatory redemption, any principal collections allocable to a subordinated class of notes or funds on deposit in the principal funding account for a subordinated class of notes of the Citiseries—other than proceeds of sales of credit card receivables or funds from the Class C reserve account—will be reallocated to the senior class. See “The Notes—Subordination of Principal”

If you have subordinated notes of the Citiseries that reach their expected principal payment date, or that have an early redemption event, event of default or other optional or mandatory redemption, and your notes cannot be paid because of the subordination provisions of the indenture, prefunding of the principal funding subaccounts for the senior notes of the Citiseries will begin, as described in “Deposit and Application of Funds—Targeted Deposits of Principal Collections to the Principal Funding Account.” After that time, your notes will be paid only if, and to the extent that:

•	enough notes of senior classes of the Citiseries are repaid so that your notes are no longer necessary to provide the required subordinated amount, or

•	a new classes of subordinated notes of the Citiseries are issued so that your notes are no longer necessary to provide the required subordinated amount, or

•	the principal funding subaccounts for the more senior classes of notes of the Citiseries are fully prefunded so that your notes are no longer necessary to provide the required subordinated amount; or

•	your notes reach their legal maturity date.

This may result in a delay or loss of principal payments to holders of subordinated notes. See “Deposit and Application of Funds—Limit on Repayment of Subordinated Classes of the Citiseries” and “—Targeted Deposits of Principal Collections to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes.”

You may not be able to reinvest any early redemption proceeds in a comparable security

If your notes are redeemed at a time when prevailing interest rates are relatively low, you may not be able to reinvest the redemption proceeds in a comparable security with an effective interest rate as high as that of your notes.

The objective of the asset representations review process is to independently identify non-compliance with a representation or warranty concerning the receivables but no assurance can be given as to its effectiveness

FTI Consulting, Inc. will act as the asset representations reviewer under the asset representations review agreement. As more particularly described under “New Requirements for SEC Shelf Registration—Asset Representations Review,” once both the delinquency trigger and the voting trigger have been met, the asset representations reviewer will conduct a review of receivables in the master trust portfolio that are 60 or more days delinquent, including the related credit card accounts, for compliance with certain representations and warranties concerning those receivables made in the pooling and servicing agreement. The objective of the review process, including the final determination by the asset representations reviewer, is to independently identify non-compliance with a representation or warranty concerning the receivables. Citibank will investigate any findings of non-compliance contained in the asset representations reviewer’s final report and make a determination regarding whether any such non-compliance constitutes a breach of any contractual provision of any transaction document. If Citibank determines that a breach has occurred, it will provide notice to the master trust and the master trust trustee. See “The Master Trust––Master Trust Assets” for a discussion of the obligations of Citibank and the rights of the master trust trustee and certificateholders, if Citibank breaches certain representations and warranties concerning the receivables made in the pooling and servicing agreement.

None of the accounts or receivables comprising the master trust portfolio have been subject to the asset representations review process, and no assurance can be given that the asset representations review process will achieve the intended result of identifying non-compliance with representations and warranties concerning the receivables. A determination by the asset representations reviewer represents the analysis and the opinion of the reviewer based on the testing related to the performance of its review, and there can be no assurance that any asset representations review will identify all inaccurate representations and warranties concerning the subject receivables. As a result, there can be no assurance that the asset representations review will provide Citibank or the master trust trustee with an effective tool to identify a breach of any contractual provision. Neither investors nor the master trust trustee will be able to change the scope of the testing procedures or any review using the testing procedures, or to contest any finding or determination by the asset representations reviewer.

The asset representations review agreement provides that, in connection with any review, Citibank will grant the asset representations reviewer access to copies of documentation related to the performance of its review of the accounts and receivables. The asset representations reviewer will conduct its review based on the information in the review materials provided to it and other generally available information. Therefore, the asset representations reviewer’s ability to determine if a receivable has failed to comply with a representation or warranty will depend on whether the review materials for that receivable provide a sufficient basis for that conclusion.

Finally, even if none of the representations and warranties concerning the receivables are breached, the receivables may still suffer from delinquencies and charge-offs, and the notes may incur losses or have reduced market values.

Your ability to resell notes may be limited

It may be difficult for you to resell your notes at the time and at the price you desire. We expect that the underwriters of and agents for the notes will make a market in the notes, but no underwriter or agent will be required to do so. Even if a secondary market does develop, it may not provide you with liquidity for the notes, and it may not continue until the maturity of the notes.

In addition, some notes have a more limited trading market and experience more price volatility because, for example, they were designed for specific investment objectives or strategies, have a limited number of holders or buyers, a minimal outstanding principal balance or longer or shorter maturities than other notes. There may be a limited number of buyers when you decide to sell those notes. This may affect the price you receive for the notes or your ability to sell the notes at all.

Moreover, adverse events in financial markets, such as increased illiquidity, devaluation of financial assets in secondary markets and the lowering of ratings on certain asset-backed securities, as experienced during the financial crisis that began in 2007 and the ensuing economic recession, may reduce the market price or adversely affect the liquidity of your notes. You should not purchase notes unless you understand and know you can bear the investment risks.

If the ratings of the notes are lowered or withdrawn, or if an unsolicited rating is issued, the market value of the notes could decrease

The initial rating of a note addresses the likelihood of the payment of interest on that note when due and the ultimate payment of principal of that note by its legal maturity date. The ratings do not address the possibility of an early payment or acceleration of a note, which could be caused by an early redemption event or an event of default. See “Covenants, Events of Default and Early Redemption Events—Early Redemption Events” and “—Events of Default.”

The ratings of the notes are not a recommendation to buy, hold or sell the notes. Any rating of the notes may be lowered or withdrawn entirely at any time by the applicable rating agency. The market value of the notes could decrease if the ratings are lowered or withdrawn. See “Prospectus Summary—Ratings.”

The issuance trust will hire one or more rating agencies and will pay each of them a fee to assign ratings on the notes. Rules promulgated by the Securities and Exchange Commission require that information relating to the notes provided to a hired rating agency also be made available to non-hired nationally recognized statistical rating organizations (NRSROs) to enable them to assign unsolicited ratings on the notes. An unsolicited rating could be assigned at any time, including prior to the closing date. If any non-hired NRSRO assigns an unsolicited rating on the notes, there can be no assurance that such rating will not be lower than the ratings assigned by the hired rating agencies, which could decrease the market value of the notes.

Issuance of additional notes or master trust investor certificates may affect the timing and amount of payments to you

The issuance trust expects to issue notes from time to time, and the master trust may issue new investor certificates from time to time. New notes and master trust investor certificates may be issued without notice to existing noteholders, and without their consent, and may have different terms from outstanding notes and investor certificates. For a description of the conditions that must be met before the master trust can issue new investor certificates or the issuance trust can issue new notes, see “The Master Trust—Master Trust Issuances; Seller’s Interest” and “The Notes—Issuances of New Series, Classes and Subclasses of Notes.”

The issuance of new notes or master trust investor certificates could adversely affect the timing and amount of payments on outstanding notes. For example, if notes issued after your notes have a higher interest rate than your notes, the result could be that there is a smaller amount of finance charge collections available to pay interest on your notes because finance charge collections are allocated among the classes of notes based on the interest accrued on those classes. Also, when new notes or investor certificates are issued, the voting rights of your notes may be diluted. See “Risk Factors—You may have limited control of actions under the indenture and the pooling and servicing agreement.”

Legal aspects could affect the timing and amount of payments to you

Transfer of credit card receivables could be a security interest

Although Citibank sells credit card receivables to the master trust, it is possible that a court could treat those sales as an assignment of collateral for the benefit of the holders of the master trust investor certificates, including the collateral certificate, instead of a sale. If the transfer of credit card receivables to the master trust were to be treated as assignments of collateral rather than sales:

•

A tax or government lien on property of Citibank arising before the credit card receivables came into existence may have priority over the master trust’s interest, and therefore over the issuance trust’s interest, in the receivables.

•

If the FDIC were appointed as conservator or receiver of Citibank, its administrative expenses may also have priority over the master trust’s interest, and therefore the issuance trust’s interest, in the receivables.

Insolvency or bankruptcy of Citibank could adversely affect you

Citibank is chartered as a national banking association and subject to regulation and supervision primarily by the Office of the Comptroller of the Currency. If Citibank becomes insolvent, is in an unsafe or unsound condition or engages in any violation of law, rule or regulation or unsafe or unsound banking practice that is likely to cause the insolvency or substantial dissipation of assets or earnings of Citibank or weaken the condition of Citibank, or if other similar circumstances occur, the OCC is authorized to appoint the FDIC as conservator or receiver.

If the FDIC were appointed a conservator or receiver for Citibank, then an early amortization event would occur under the pooling and servicing agreement, thus causing an early redemption event for the notes. Under the terms of the pooling and servicing agreement, no new principal receivables would be transferred to the master trust and the master trust trustee would sell the credit card receivables unless holders of more than 50% of the unpaid principal amount of master trust investor certificates of each class of each series, including the collateral certificate, and each other holder, if any, of an interest in the master trust, give the master trust trustee other instructions. In that event

•	the master trust would terminate;

•	an early amortization event would occur with respect to the collateral certificate, thus causing an early payment of the notes; and

•	you would have a loss if proceeds from the sale of the credit card receivables allocable to the collateral certificate were insufficient to pay your notes in full.

However, the Federal Deposit Insurance Act, as amended by the Financial Institutions Reform, Recovery and Enforcement Act of 1989, gives the FDIC powers when it is acting as receiver or conservator for a bank, including the power:

•	to prevent the start of an early amortization period under the pooling and servicing agreement, thereby preventing the termination of the master trust and a possible early payment of the notes;

•	to continue to require Citibank to transfer new principal receivables to the master trust;

•	to prevent the early sale, liquidation or disposition of the credit card receivables in the master trust; and

•	to increase the amount or priority of the servicing fee due to Citibank or otherwise alter the terms under which it services the receivables for the master trust or manages the issuance trust.

In addition, if Citibank defaults on its obligations as servicer under the pooling and servicing agreement solely because a conservator or receiver is appointed for it, the conservator or receiver might have the power to prevent either the master trust trustee or the master trust certificateholders from appointing a new servicer under the pooling and servicing agreement.

The transfer of the receivables by Citibank to the master trust has been documented as a sale. If the transfer is respected as a sale under applicable state law, taking account of the principles developed under federal bankruptcy law, and if no fraud or other misconduct has occurred and the pooling and servicing agreement satisfies the regulatory requirements of the Federal Deposit Insurance Act, as amended by the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the FDIC as conservator or receiver for Citibank could not reclaim the receivables or limit Citibank’s subsequent transfer or exercise of rights with respect to the receivables. We believe that the FDIC, acting as a receiver or conservator of Citibank, would not interfere with the continued transfer and liquidation of credit card receivables between Citibank and the master trust.

However, the transfer of the receivables by Citibank to the master trust may constitute, under applicable state and federal law, the grant of a security interest rather than a sale. Nevertheless, the FDIC has announced, through the promulgation of a “safe harbor” regulation, that it will refrain from exercising its authority under the FDIA to reclaim, recover or recharacterize a transfer by a bank of financial assets such as the receivables in connection with a securitization if:

•

the transfer satisfied the conditions for treatment as a sale under generally accepted accounting principles in effect for reporting periods prior to November 15, 2009 – in other words, the transfer must constitute a sale under Financial Accounting Standard No. 140, but it need not constitute a sale under Financial Accounting Standards Nos. 166 and 167;

•	the issuing entity in the securitization was a revolving trust or master trust that had issued securities prior to September 27, 2010;

•	the bank received adequate consideration for the transfer at the time of the transfer; and

•	the financial assets were not transferred by the bank fraudulently, in contemplation of the bank’s insolvency, or with the intent to hinder, delay, or defraud the bank or its creditors.

The pooling and servicing agreement, the transfer of the receivables by Citibank to the master trust and the issuance by the issuance trust of notes (and the corresponding increase in the invested amount of the collateral certificate) have been structured to satisfy all of these conditions.

If, however, a condition required under the FDIC’s regulation were found not to have been met, the FDIC could seek to recover or reclaim the receivables. We believe the FDIC would not seek to do so, so long as:

•	Citibank’s transfer of the receivables to the master trust is the grant of a valid security interest in the receivables to the master trust;

•

the security interest is validly perfected before the insolvency of Citibank and was neither taken in contemplation of its insolvency nor with the intent to hinder, delay or defraud Citibank or its creditors; and

•

the pooling and servicing agreement is continuously an official record of Citibank and represents a bona fide and arm’s length transaction undertaken for adequate consideration in the ordinary course of business.

The FDIC could, however, assert a contrary position, and seek to:

•	avoid the master trust’s security interest in the credit card receivables;

•	require the master trust trustee to go through an administrative claims procedure to establish its right to payments collected on the credit card receivables in the master trust;

•	request a stay of proceedings with respect to Citibank; or

•	repudiate the pooling and servicing agreement and limit the master trust’s resulting claim to “actual direct compensatory damages” measured as of the date of receivership.

If the FDIC were to take any of those actions, payments of outstanding principal and interest on the notes could be delayed and possibly reduced.

Regulatory action against Citibank could adversely affect you

The operations and financial condition of Citibank, as a national banking association, are subject to extensive regulation and supervision under federal law. The OCC, which is the primary federal agency empowered to regulate and supervise national banks, has broad enforcement powers over Citibank. These enforcement powers may adversely affect the operations of the issuance trust and/or the master trust and your rights under the securitization agreements prior to the appointment of a receiver or conservator of Citibank.

If, at any time, the OCC were to conclude that any securitization agreement of Citibank, or the performance of any obligation under such an agreement, or any activity of Citibank that is related to the operation of its credit card business or its obligations under the related securitization agreements, constitutes an unsafe or unsound banking practice or violates any law, rule, regulation or written condition or agreement applicable to Citibank, the OCC has the power to order Citibank to, among other things, rescind or amend that securitization agreement, refuse to perform that obligation, terminate that activity or take any other action as the OCC determines to be appropriate, including taking actions that may violate the provisions of that securitization agreement. If the OCC were to reach such a conclusion and ordered Citibank to rescind or amend its securitization agreements or to cease any activity or take any other such actions, payments of outstanding principal and interest on the notes could be delayed or reduced. In addition, Citibank may not be liable to you for contractual damages for complying with such an order and you may not have any legal recourse against that federal agency.

Changes to consumer protection laws may impede Citibank’s origination or collection efforts, change cardholder use patterns, or alter timing and amount of collections

The credit card industry is extensively regulated by federal, state and local consumer protection laws and regulations. Receivables that do not comply with consumer protection laws may not be enforceable against the obligors of those receivables.

The most significant federal consumer protection laws are

•	the Truth in Lending Act;

•	the Equal Credit Opportunity Act;

•	the prohibition on unfair, deceptive and abusive acts and practices in the Dodd-Frank Wall Street Reform and Consumer Protection Act;

•	the Fair Credit Reporting Act; and

•	the Fair Debt Collection Practices Act.

These laws affect how loans are made, enforced and collected. The United States Congress and the states may pass new laws, or may amend existing laws, to regulate further the credit card industry or to reduce finance charges or other fees applicable to credit card accounts. This could make collection of credit card receivables more difficult for Citibank, as servicer, and could decrease the amount of finance charge receivables received by the master trust and thus available for interest payments on the notes.

Changes in applicable federal laws and regulations limiting the finance charges and other fees related to credit card accounts reflect increased scrutiny on practices of credit card issuers. For example, in 2009, the federal Truth in Lending Act, among other laws, was amended by the “Credit Card Accountability, Responsibility and Disclosure Act” (Credit CARD Act) to establish fair and transparent practices relating to the extension of credit through consumer credit cards. The Federal Reserve Board also adopted significant revisions to Regulation Z

(implementing the federal Truth in Lending Act). The enactment of the Credit CARD Act and the implementation of the Regulation Z rules has had and will continue to have a significant impact on credit card issuers and their practices.

Among the changes, the Credit CARD Act and its implementing regulations limit or prohibit certain increases in annual percentage rates and fees and prohibit credit card issuers from allocating payments in excess of the minimum payment first to the balance with the lowest annual percentage rate.

With respect to increases in annual percentage rates and some fees, and to certain other changes to account terms, credit card issuers are now required to give written notice of such changes to consumers at least 45 days prior to effectiveness and, in some cases, to give the consumer the right to cancel the account before the change effective date. During the first year after a credit card account is opened, credit card issuers are now prohibited from applying increased rates or certain fee increases to an account, except that at any time after account opening, credit card issuers may increase a rate at the expiration of a specified promotional period of six months or longer (provided that the increased rate was disclosed at account opening), may increase a rate and certain fees when the consumer is more than 60 days delinquent or fails to abide by the conditions of a workout arrangement, and may increase a variable rate due to the operation of an index. After the first year following opening of the account, credit card issuers are permitted to increase rates for new transactions pursuant to advance notice under the Credit CARD Act and Regulation Z. A credit card issuer is now required to terminate any rate increase imposed on certain transactions as a result of a delinquency of more than 60 days not later than six months after the date it is imposed if the credit card issuer receives the required minimum payments on time during that period.

In addition to the limitations on increases in interest rates and certain fees on credit card accounts and on the allocation of cardholder payments, the Credit CARD Act among other requirements and restrictions restricts the ability of credit card issuers to charge certain fees and to change certain terms of credit card accounts. With respect to fees, credit card issuers are prohibited from charging overlimit fees unless the consumer has elected to permit the credit card issuer to complete such transactions and are prohibited from charging fees (other than fees for expedited service) based on the particular manner in which the consumer makes a payment. In addition, credit card issuers are prohibited from charging certain fees in excess of 25% of the initial credit limit within one year of the account origination. Credit card issuers are also prohibited from charging fees for violating the terms of a credit card account in excess of the dollar amount associated with the violation.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in 2010, significantly increases the regulation of consumer financial products and services. It created an independent Consumer Financial Protection Bureau with broad powers to develop consumer protection rules for companies that offer consumer financial products or services. The Bureau may, among other measures, determine that an act or practice in connection with the offering or provision of a consumer financial product or service is unfair, deceptive, or abusive. The Bureau also has broad authorities to investigate financial companies, including service providers, for potential violations of federal consumer financial laws. Citibank is unable to predict what specific measures the Bureau may take in applying its regulatory authorities or what new requirements may be adopted in connection with its consumer financial protection mandates. Therefore, no assurances can be given as to the short- or long-term impact of the creation of the Bureau or the nature and extent of regulations to be promulgated by the Bureau on the activities of the issuance trust, the master trust or Citibank, including on the level of receivables held in the master trust and the servicing of those receivables.

In May 2016 the Bureau issued proposed regulations under the Dodd-Frank Act that, among other things, would prohibit the use of class action waivers in arbitration clauses in connection with a broad range of consumer financial products and services, including credit cards. If the proposed regulations were to go into effect as proposed, no assurance can be given that the new rules would not have an adverse effect on Citibank or its credit card business, particularly as a result of increased litigation and related costs.

As a result of ongoing changes occurring in the regulatory environment and the actions of the Bureau and other regulatory agencies, the amount of finance charges and other fees collected by Citibank could decrease, the number of additional accounts originated could decrease, and consumers may choose to use credit cards less frequently. This could be exacerbated should additional new laws and regulations—particularly those regulating the credit card industry or consumer bankruptcy cases—be adopted in the future. Each of these results, independently or collectively, could reduce the effective yield on the credit card receivables in the master trust, which could result in an early redemption event and possible early or reduced payments on your notes.

Under the Servicemembers Civil Relief Act, as amended, any person in military service on active duty may cap the interest rate at 6% per year on any debt—including consumer credit card debt—incurred by that person before active duty began. This relief remains in effect during the entire period that person is on active duty unless a court finds that person’s ability to pay has not been materially affected by military service. The term “interest” in this context includes service charges, renewal charges fees and related charges (other than insurance) in respect of that debt. In addition, subject to judicial discretion, any action or court proceeding in which a person in military service is involved may be stayed if that person’s rights would be prejudiced by denial of a stay. Currently, a small portion of the credit card accounts designated to the master trust may be affected by the limitations and restrictions of the Servicemembers Civil Relief Act. We do not expect that these accounts will have a material adverse effect on investors in the notes.

In July 2015, the Department of Defense published amendments to the regulations implementing the Military Lending Act of 2006. The Military Lending Act provides protections to persons in military service on active duty and their dependents at the time they originate certain types of consumer credit transactions. The amendments expanded the definition of “consumer credit” to include consumer credit cards. Among other things, the Military Lending Act limits interest to 36 percent, prohibits arbitration and prepayment penalties, and requires delivery of special disclosures before provision of consumer credit. The interest rate cap of 36 percent includes finance charges under Regulation Z, as well as other charges defined as interest by the Military Lending Act, which includes service charges, renewal charges, credit insurance premiums, and credit-related ancillary products. The revised regulation will impact Citibank’s origination practices by imposing additional requirements for credit cards issued to qualifying military borrowers and their dependents. The final rule became effective on October 1, 2015, and compliance with these regulations is required with respect to consumer credit cards by October 3, 2017, subject to a potential extension of the compliance date for an additional year.

Citibank makes representations and warranties about its compliance with applicable state and federal laws and regulations, and about the validity and enforceability of the credit card receivables and the accounts. These representations and warranties are made for the benefit of the holders of investor certificates under the master trust, and are not made for your benefit. If the credit card receivables do not comply with applicable state and federal law in all material respects, the issuance trust’s interest in the receivables will be reassigned to Citibank, and you will have no other remedy.

A breach of the representations and warranties relating to the credit card receivables and accounts generally results in the seller’s interest being reduced by the amount of the reassigned receivables. However, a breach of some representations and warranties results in Citibank paying a reassignment price for the receivables generally equal to the aggregate invested amount of all series of investor certificates, including the collateral certificate and the Series 2009 certificate, issued by the master trust, plus accrued and unpaid interest on those certificates. See “The Master Trust—Master Trust Assets.” A breach of these representations and warranties could result in a possible early payment of the notes.

Litigation against Citibank or affecting the credit card industry could adversely affect you

Citibank and its affiliates are, from time to time, subject to various legal proceedings arising out of their credit card origination and servicing activities. In addition, we have been named as defendants in litigation affecting the credit industry in general. For example, over the past several years, MasterCard and VISA, as well as some of their member banks, have been involved in several different lawsuits challenging various practices of MasterCard and VISA, and we have been named as defendants in some of these lawsuits. See “Legal Proceedings” for a description of pending legal proceedings to which we are parties that we believe could be material to investors in the notes. We cannot assure you that we will not be adversely affected in the future either by lawsuits against us or affecting the credit card industry generally. We cannot predict at this time whether or when any such lawsuits will be instituted or their potential effects on Citibank, its credit card business, the credit card receivables in the master trust or the notes issued by the issuance trust nor can we assure you that such effects will not be material.

Financial regulatory reforms could have a significant impact on the activities of the issuance trust, the master trust or Citibank

The Dodd-Frank Wall Street Reform and Consumer Protection Act enacts extensive changes to the laws regulating financial services firms and financial products and services.

Among other things, the Dodd-Frank Act has created new federal regulatory agencies and eliminated certain others, and grants authorities and responsibilities to existing regulatory agencies, including authorities to identify and address emerging systemic risks posed by the activities of financial services firms. In addition, the Dodd-Frank Act has established a new system for the orderly liquidation of certain systemically significant financial entities, including Citigroup Inc. and its significant legal entities such as Citibank. The Dodd-Frank Act also provides for enhanced regulation of derivatives and asset-backed securities, certain prohibitions and restrictions on the ability of a banking entity to engage in proprietary trading, restrictions on executive compensation, heightened capital and liquidity requirements for banks and enhanced oversight of credit rating agencies. The Dodd-Frank Act has created a new consumer protection regulator, the Consumer Financial Protection Bureau, that regulates consumer financial products and services. The Dodd-Frank Act also limits the ability of federal financial laws to preempt state and local consumer financial laws.

Due to the Dodd-Frank Act, federal agencies have adopted extensive regulations and also, as noted above, gives several agencies broad power to set new regulations that may affect Citibank’s credit card business. It is not clear, however, what form future regulations will ultimately take, or how the master trust, the issuance trust or Citibank will be affected.

No assurance can be given that the Dodd-Frank Act or any regulations adopted under the Act will not have an adverse impact on the activities of the issuance trust, the master trust or Citibank, including on the level of receivables held in the master trust, the servicing of those receivables, the structure of Citibank’s credit card securitization program, and the amount of notes issued by the issuance trust in the future.

Competition in the credit card industry could affect the timing and amount of payments to you

The credit card industry is very competitive and operates in a legal and regulatory environment increasingly focused on the cost of services charged to consumers for credit cards. Through advertising, target marketing, pricing competition and incentive programs, credit card issuers compete to attract and retain customers. Citibank and other credit card issuers may offer cards with different benefits or lower fees and/or finance charges than the credit card accounts that have been designated as part of the master trust. Also, Citibank or any of its affiliates that own accounts designated to the master trust may solicit existing cardholders to open other accounts with benefits not available under the designated accounts. If cardholders choose to use competing sources of credit, the rate at which new credit card receivables are generated may be reduced and the pattern of payments may be affected. If the credit card receivables decline significantly, Citibank may be required to designate additional accounts to the master trust, or an early amortization event with respect to the collateral certificate could occur and the notes could be paid early.

You may have limited control of actions under the indenture and the pooling and servicing agreement

Under the indenture, some actions require the vote of noteholders holding a specified percentage of the aggregate outstanding dollar principal amount of notes of a series, class or subclass or all the notes. These actions include accelerating the payment of principal of the notes or consenting to amendments relating to the collateral certificate. In the case of votes by series or votes by holders of all of the notes, the Class A outstanding dollar principal amount will generally be substantially greater than the Class B or Class C outstanding dollar principal amounts. Consequently, the Class A noteholders will generally have the ability to determine whether and what actions should be taken. The Class B and Class C noteholders will generally need the concurrence of the Class A noteholders to cause actions to be taken.

The collateral certificate is an investor certificate under the pooling and servicing agreement, and noteholders have indirect voting rights under the pooling and servicing agreement. See “Meetings, Voting and Amendments.” Under the pooling and servicing agreement, some actions require the vote of a specified percentage of the aggregate principal amount of all of the investor certificates. These actions include causing the early amortization of the investor certificates or consenting to amendments to the pooling and servicing agreement. While the collateral certificate and the Series 2009 certificate are the only issued and outstanding series of investor certificates at this time, other series of investor certificates may be issued in the future without the consent of any noteholders. In that case, noteholders may need the concurrence of the holders of the other investor certificates to cause actions to be taken. If new series of investor certificates are issued, the holders of the new investor certificates may have the ability to determine generally whether and how actions are taken regarding the master trust. As a result, the noteholders, in exercising their voting powers under the collateral certificate, may need the concurrence of the holders of the other investor certificates to cause actions to be taken.

Your remedies upon default may be limited

Your remedies may be limited if an event of default under your class of notes occurs. After an event of default affecting your class of notes, any funds in the principal funding subaccount and the interest funding subaccount with respect to that class of notes will be applied to pay principal of and interest on those notes or reallocated or retained for the benefit of senior classes of notes. Then, in each following month, principal collections and finance charge collections allocated to those notes will either be deposited into the applicable principal funding subaccount or interest funding subaccount, and applied to make monthly principal and interest payments on those notes or reallocated or retained for the benefit of senior classes of notes until the earlier of the date those notes are no longer necessary to provide subordination protection for senior classes of notes or until the legal maturity date of those notes.

Any funds in the applicable principal funding subaccount that are not reallocated to other classes of the Citiseries [,][and] any funds in the applicable interest funding subaccount[, and in the case of Class C notes, any funds in the applicable Class C reserve account], will be available to pay principal of and interest on that class of notes. [However, if your notes are Class B notes or Class C notes, you generally will receive full payment of principal of those notes only if and to the extent that, after giving effect to that payment, the required subordinated amount will be maintained for the senior classes of notes in the Citiseries. See “Risk Factors—Payment of Class B notes and Class C notes may be delayed due to the subordination provisions.”]

Following an event of default and acceleration, and on the applicable legal maturity date, holders of notes will have the ability to direct a sale of credit card receivables—or a sale of interests in credit card receivables—held by the master trust only under the limited circumstances as described in “Covenants, Events of Default and Early Redemption Events—Events of Default” and “Deposit and Application of Funds—Sale of Credit Card Receivables.” Even if a sale of receivables is permitted, we can give no assurance that the proceeds of the sale will be enough to pay unpaid principal of and interest on the accelerated notes.

Payments on your notes may be delayed, reduced or otherwise adversely affected if the servicer fails to perform its servicing obligations

As servicer, Citibank is responsible for collecting and depositing all funds received on the receivables in the master trust and for reporting the amounts of such funds received. The failure by the servicer to deposit these funds on a timely basis could result in insufficient cash being available to cover amounts payable on your notes when such amounts are due. In addition, the failure by the servicer to report accurately the amount or character of funds received could result in incorrect amounts being paid on your notes.

If the servicer’s failure to perform its obligations results in a servicer default, as discussed under “The Master Trust—The Servicer—Resignation and Removal of the Servicer,” the master trust trustee could terminate Citibank as servicer and appoint a successor servicer. A transfer of servicing obligations to a successor servicer could have a disruptive effect on the collection and deposit of funds received on the master trust receivables, resulting in delays or shortfalls in payments due on your notes. If a successor servicer has not been appointed or has not accepted its appointment at the time when the servicer ceases to act as servicer, the master trust trustee will automatically be appointed the successor servicer.

Citibank’s Operational Systems and Networks Have Been, and Will Continue to Be, Subject to an Increasing Risk of Continually Evolving Cybersecurity or Other Technological Risks Which Could Result in the Disclosure of Confidential Client or Customer Information, Damage to Citi’s Reputation, Additional Costs to Citi, Regulatory Penalties and Financial Losses.

Citibank’s credit card business relies heavily on the secure processing, storage and transmission of significant amounts of personal and client-specific information for its customers and partners and must accurately record and reflect their extensive account transactions. Citibank’s computer systems, software and networks are subject to ongoing cyber incidents such as unauthorized access; loss or destruction of data (including confidential client information); account takeovers; unavailability of service; computer viruses or other malicious code; cyber attacks; and other events. These threats may arise from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Additional challenges are posed by external parties, including extremist parties and certain foreign state actors that engage in cyber activities as a means to promote political ends. As further evidence of the increasing and potentially significant impact of cyber incidents, during 2014 and 2015, certain U.S. financial institutions reported cyber incidents affecting their computer systems that resulted in the data of millions of customers being compromised. In addition, several U.S. retailers and other multinational companies reported cyber incidents that compromised customer data, including credit card account data.

While these incidents did not impact, or did not have a material impact, on the issuance trust, the master trust or Citibank, Citibank has been subject to other intentional cyber incidents from external sources over the last several years, including (i) denial of service attacks, which attempted to interrupt service to clients and customers; (ii) data breaches, which aimed to obtain unauthorized access to customer account data; and (iii) malicious software attacks on client systems, which attempted to allow unauthorized entrance to Citibank’s systems under the guise of a client and the extraction of client data. While Citibank’s monitoring and protection services were able to detect and respond to the incidents targeting its systems before they became significant, they still resulted in losses in some instances as well as increases in expenditures to monitor against the threat of similar future cyber incidents. There can be no assurance that such cyber incidents will not occur again, and they could occur more frequently and on a more significant scale.

Although Citibank devotes significant resources to implement, maintain, monitor and regularly upgrade its systems and networks with measures such as intrusion detection and prevention and firewalls to safeguard critical business applications, there is no guarantee that these measures or any other measures can provide absolute security. In addition, because the methods used to cause cyber attacks change frequently or, in some cases, are not recognized until launched, Citibank may be unable to implement effective preventive measures or proactively address these methods.

If Citibank were to be subject to a cyber incident, it could result in the disclosure of confidential client information, damage to Citibank’s reputation with its customers and partners, additional costs to Citi (such as repairing systems, replacing customer payment cards or adding new personnel or protection technologies), regulatory penalties, exposure to litigation and other financial losses to both Citibank and its customers and partners. Such events could also cause interruptions or malfunctions in the operations of Citibanks credit card business, as well as the operations of its customers or other third parties.

THE ISSUANCE TRUST

Citibank Credit Card Issuance Trust is the issuing entity in respect of the notes. It is a Delaware statutory trust formed by Citibank (South Dakota) and Citibank (Nevada) on September 12, 2000.

The governing documents of the issuance trust provide that it exists for the exclusive purposes of:

•	acquiring and holding the collateral certificate and other trust assets, including the proceeds of these assets;

•	issuing series of notes, such as the Citiseries Class 201[•]-[•][•] notes;

•	making payments on the notes; and

•	engaging in other activities that are necessary or incidental to accomplish these limited purposes.

The issuance trust is operated pursuant to a trust agreement between Citibank and BNY Mellon Trust of Delaware, as trustee. The issuance trust does not have any officers or directors. Its manager is Citibank. As manager of the issuance trust, Citibank will generally direct the actions to be taken by the issuance trust.

The assets of the issuance trust consist primarily of:

•	the collateral certificate;

•	derivative agreements that the issuance trust enters into from time to time to manage interest rate or currency risk relating to some classes of notes; and

•	the trust accounts.

The issuance trust does not expect to have any other significant assets. Under the terms of the trust agreement, the issuance trust is not permitted to incur any indebtedness for money borrowed or incur any obligations except in connection with the purposes set forth in the trust agreement.

Bankruptcy Matters Relating to the Issuance Trust

The issuance trust intends to operate in a manner that will minimize the likelihood of bankruptcy proceedings being filed by or against the issuance trust and minimize the likelihood that there would be claims against the issuance trust if bankruptcy proceedings were commenced. The issuance trust has not engaged in and does not intend to engage in any activity other than acquiring and holding the collateral certificate and other issuance trust assets, issuing series of notes, making payments on the notes, and engaging in other activities that are necessary or incidental to accomplish these limited purposes. The issuance trust has no officers or directors and does not intend to conduct unrelated business activities. The obligation of the issuance trust to make payments under the indenture is limited in recourse to the extent that proceeds from the principal and finance charge receivables received on the collateral certificate and other issuance trust assets are available to make such payments. The indenture includes a non-petition covenant prohibiting the indenture trustee, any derivative counterparty or any noteholder, from at any time instituting or joining in a bankruptcy proceeding against the issuance trust in connection with the notes, the indenture or any derivative agreement. The trust agreement that governs the issuance trust’s activities requires that the issuance trust and Citibank are to maintain the issuance trust’s books and records separate and apart from those of any other person, and are to cause the issuance trust to hold itself out as a person separate and apart from any other person; in addition, the issuance trust is prohibited from engaging in any business or owning any assets unrelated to its purposes. Furthermore, the trust agreement prohibits the issuance trust from entering into any voluntary bankruptcy or insolvency proceeding without a finding that the issuance trust’s liabilities exceed its assets or that the issuance trust is unable to pay its debts in a timely manner as they become due. However, the trust agreement does not specify the party permitted to make such a finding. No assurance can be given that a bankruptcy petition will not be filed by or against the issuance trust, thereby resulting in adverse consequences for the holders of the notes.

The Owner

Citibank, N.A. is the sole owner of the beneficial interest in the issuance trust. Citibank is sometimes referred to as “CBNA” in this prospectus. Affiliates of Citibank may in the future become owners of beneficial interests in the issuance trust.

Citibank is a national banking association and an indirect wholly owned subsidiary of Citigroup Inc., a Delaware corporation. Citibank was originally organized on June 16, 1812, and is a commercial bank that, along with its subsidiaries and affiliates, offers a wide range of banking and trust services to its customers throughout the United States and the world. Citibank is one of the nation’s largest credit card issuers. The principal executive office of Citibank is located at 388 Greenwich Street, New York, New York 10013. Its telephone number is (212) 559-1000.

The Issuance Trust Trustee

BNY Mellon Trust of Delaware is the issuance trust trustee under the trust agreement. The issuance trust trustee is a Delaware banking corporation and its principal office is located at 301 Bellevue Parkway, Wilmington, DE 19809

Under the terms of the trust agreement that established the issuance trust, the role of the issuance trust trustee is limited to ministerial actions. All material actions concerning the issuance trust are taken by Citibank as managing beneficiary of the issuance trust.

USE OF PROCEEDS

The issuance trust will pay the proceeds from the sale of a class of notes to Citibank. Citibank will use such proceeds to increase the investor interest of the collateral certificate, acquire additional receivables, and for its general corporate purposes. Citibank will be responsible for the payment of all expenses incurred in connection with the selection and addition of accounts designated to the master trust.

THE NOTES

The notes will be issued pursuant to the indenture. The indenture does not limit the aggregate stated principal amount of notes that may be issued.

The notes will be issued in series. Each series of notes is expected to consist of Class A notes, Class B notes and Class C notes. Each class of notes may have subclasses and may be issued on different days. Whenever a “class” of notes is referred to in this prospectus, it also includes all subclasses of that note, unless the context requires otherwise. References to the “notes” in this prospectus refer to the Class  201[•]-[• ][•] notes offered by this prospectus, unless the context requires otherwise.

The issuance trust may issue Class A notes, Class B notes and Class C notes of a series at the same time or at different times, but no Class A notes or Class B notes of a series may be issued unless a sufficient amount of subordinated Class B notes and/or Class C notes of that series have previously been issued and are outstanding. See “—Required Subordinated Amount.” The notes of a series may be included in a group of series for purposes of sharing of principal collections and/or finance charge collections.

The Class 201[•]-[•][•] notes are denominated in U.S. dollars. However, the issuance trust may offer other notes not offered pursuant to this prospectus, denominated in any foreign currency.

The noteholders of a particular class may have the benefit of an interest rate swap, cap or collar, or a currency swap for the exclusive benefit of that class. Citibank or any of its affiliates may be counterparties to one or more of those derivative agreements. The Class 201[•]-[•][•] notes do [not] have the benefit of an interest rate [swap] [cap] [collar]. The Class 201[•]-[•][•] notes do not have the benefit of a currency swap.

The issuance trust will pay principal of and interest on a class of notes solely from the portion of finance charge collections and principal collections under the collateral certificate which are available to that class of notes after giving effect to all allocations and reallocations, amounts in any trust account relating to that class of notes, and amounts received under any derivative agreement relating to that class of notes. If those sources are not sufficient to pay the notes of that class, those noteholders will have no recourse to any other assets of the issuance trust or any other person or entity for the payment of principal of or interest on those notes.

The following terms of the notes will be determined in connection with the issuance of such notes:

•	the series designation;

•	whether the series is a single issuance series or a multiple issuance series;

•

if the series will be part of a group of series for purposes of allocations and reallocations of principal collections and/or finance charge collections, the manner and extent to which each series in the group will participate in those allocations and reallocations;

•	the stated principal amount of the notes and whether they are Class A notes, Class B notes or Class C notes or a subclass of any of those classes;

•	the required subordinated amount, if any, for that class of notes;

•	the currency of payment of principal of and interest on the notes, if other than U.S. dollars;

•	the price or prices at which the notes will be issued;

•	the expected principal payment date of the notes, which will be at least two years before the termination date of the collateral certificate;

•	the legal maturity date of the notes, which will be no later than the termination date of the collateral certificate;

•	the times at which the notes may, pursuant to any optional or mandatory redemption provisions, be redeemed, and the other terms and provisions of those redemption provisions;

•

the rate per annum at which the notes will bear interest, if any, or the formula or index on which that rate will be determined, including the relevant definitions, and the date from which interest will accrue;

•	the interest payment dates, if any, for the notes;

•	if the notes are foreign currency notes, the initial outstanding dollar principal amount of those notes, and the means for calculating the outstanding dollar principal amount of those notes;

•	whether or not application will be made to list the notes on any stock exchange;

•	any additional events of default or early redemption events for the notes;

•	if the notes have the benefit of a derivative agreement, the terms of that agreement and a description of the counterparty to that agreement; and

•	any other terms of the notes consistent with the provisions of the indenture.

Holders of notes of any outstanding series, class or subclass will not have the right to prior review of, or consent to, any subsequent issuance of notes, including any issuance from time to time of additional notes of the same series, class or subclass.

Interest

The Class 201[•]-[•][ •] notes will bear interest at a [fixed] [floating] rate on its outstanding principal amount until final payment of that note as described under “Deposit and Application of Funds—Final Payment of the Notes.”

Each payment of interest on a note will include all interest accrued from the preceding interest payment date—or, for the first interest period, from the issuance date—through the day preceding the current interest payment date, or any other period determined in connection with the issuance of such note. We refer to each period during which interest accrues as an “interest period.” Interest on a note will be due and payable on each interest payment date.

If finance charge collections allocable to the collateral certificate are less than expected, principal collections allocable to the subordinated classes of notes under the collateral certificate may be used to pay interest on the senior classes of notes of the same series. However, this reallocation of principal would reduce the Invested Amount of the collateral certificate, as well as the nominal liquidation amount of the subordinated classes of notes of that series, and thus reduce later principal collections and finance charge collections allocable to the collateral certificate, unless the principal reduction is reimbursed from Excess Finance Charge Collections. See “Deposit and Application of Funds—Allocation of Principal Collections to Accounts.”

If interest on a note is not paid within five business days after it is due an event of default will occur with respect to that note. See “Covenants, Events of Default and Early Redemption Events—Events of Default.”

For a more detailed discussion of interest with respect to the Class  201[•]-[• ][•] notes, see “Prospectus Summary—Interest Payments” and “The Class 201[•]-[•][•] Notes—Summary of Terms—Interest.”

Principal

The timing of payment of principal of a note will be determined in connection with the issuance of such note.

The issuance trust expects to pay the stated principal amount of each note in one payment on that note’s expected principal payment date, and the issuance trust is obligated to do so if funds are available for that purpose. It is not an event of default if the principal of a note is not paid on its expected principal payment date because no funds are available for that purpose or because the notes are required to provide subordination protection to a senior class of notes of the same series. The expected principal payment date for the Class 201[•]-[•][•] notes is specified on the cover of this prospectus.

Principal of a note may be paid earlier than its expected principal payment date if an early redemption event or an event of default occurs. See “Covenants, Events of Default and Early Redemption Events—Early Redemption Events” and “—Events of Default.”

Principal of a note may be paid later than its expected principal payment date if sufficient funds are not allocable from the master trust to the collateral certificate, or are not allocable under the collateral certificate to the series and class of the note to be paid. Each note will have a legal maturity date two years after its expected principal payment date. If the stated

principal amount of a note is not paid in full on its legal maturity date, an event of default will occur with respect to that note. See “Covenants, Events of Default and Early Redemption Events—Events of Default.”

See “Risk Factors—You may receive principal payments earlier or later than the expected principal payment date” for a discussion of factors that may affect the timing of principal payments on the notes.

Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount of Notes

In order to understand the subordination of the different classes of notes and the allocations of funds to different classes of notes, an investor needs to understand three concepts:

•	the stated principal amount of the notes;

•	the outstanding dollar principal amount of the notes; and

•	the nominal liquidation amount of the notes.

Each class of notes has a stated principal amount, an outstanding dollar principal amount and a nominal liquidation amount.

Stated Principal Amount

The stated principal amount of a class of notes is the amount that is stated on the face of the notes to be payable to the holder. It can be denominated in U.S. dollars, as in the case of the Class 201[•]-[•][• ] notes, or in a foreign currency.

Outstanding Dollar Principal Amount

For U.S. dollar notes such as the Class 201[•]-[•][•] notes, the outstanding dollar principal amount will be the same as the stated principal amount, less principal payments to the noteholders. For foreign currency notes, which are not offered pursuant to this prospectus, the outstanding dollar principal amount will be the U.S. dollar equivalent of the stated principal amount of the notes, less dollar payments to derivative counterparties with respect to principal. The outstanding dollar principal amount of a class of notes will also be reduced by the dollar principal amount of any note that is held by Citibank, the issuance trust or any of their affiliates and canceled.

Nominal Liquidation Amount

The nominal liquidation amount of a class of notes is a U.S. dollar amount based on the outstanding dollar principal amount of that class of notes, but with some reductions— including reductions from reallocations of principal collections and allocations of charge-offs of credit card receivables in the master trust—and increases described under this heading. The aggregate nominal liquidation amount of all of the notes will always be equal to the Invested

Amount of the collateral certificate, and the nominal liquidation amount of a class of notes corresponds to the portion of the Invested Amount of the collateral certificate that would be allocated to that class of notes if the master trust were liquidated.

In most circumstances, the nominal liquidation amount of a class of notes, together with any funds on deposit in the applicable principal funding subaccount, will be equal to the outstanding dollar principal amount of that class. However, if there are reductions in the nominal liquidation amount of a class of notes as a result of reallocations of principal collections from that class to pay interest on senior classes, or as a result of charge-offs of principal receivables in the master trust, there will be a deficit in the nominal liquidation amount of that class. Unless that deficiency is reimbursed through the reinvestment of Excess Finance Charge Collections in the collateral certificate, the stated principal amount of some notes will not be paid in full.

The nominal liquidation amount is used to calculate the maximum amount of funds that may be reallocated from a subordinated class of notes to pay interest on a senior class of notes of the same series. The nominal liquidation amount is also used to calculate the amount of principal collections that can be allocated for payment to a class of notes, or paid to the counterparty to a derivative agreement, if applicable. This means that if the nominal liquidation amount of a class of notes has been reduced by charge-offs of principal receivables in the master trust or by reallocations of principal collections to pay interest on senior classes of notes, the holders of notes with the reduced nominal liquidation amount may receive less than the full stated principal amount of their notes, either because the amount of U.S. dollars allocated to pay them is less than the outstanding dollar principal amount of the notes, or because the amount of U.S. dollars allocated to pay the counterparty to a derivative agreement is less than the amount necessary to obtain enough of the applicable foreign currency for payment of their notes in full.

The nominal liquidation amount of a class of notes may be reduced as follows:

•

If there are charge-offs of principal receivables in the master trust, the portion of charge-offs allocated to the collateral certificate will reduce the Invested Amount of the collateral certificate. The reduction allocated to the collateral certificate will then be reallocated among the series of notes pro rata based on the nominal liquidation amount of all notes in the series. Within each series, the reductions will initially be allocated pro rata to each class of notes based on the nominal liquidation amount of that class. Then, the reductions initially allocated to the Class A notes of that series will be reallocated, first, to the Class C notes of that series, and second, to the Class B notes of that series, in each case to the extent of the required subordinated amount of the Class A notes. The reductions initially allocated to the Class B notes of that series will be reallocated to the Class C notes of that series to the extent of the required subordinated amount of the Class B notes.

These reallocations will be made from a senior class to a subordinated class only to the extent that the senior class has not used all of its required subordinated amount. For the Citiseries, the subordination usage limit is the same as the limit described in “Deposit and Application of Funds—Limit on Reallocations of Principal Collections from Subordinated

Classes Taken to Benefit Senior Classes of the Citiseries.” Reductions that cannot be reallocated to a subordinated class will reduce the nominal liquidation amount of the class to which the reductions were initially allocated.

•

If principal collections are allocated from a subordinated class of notes of the Citiseries to pay interest on the senior classes of notes of the Citiseries, the nominal liquidation amount of that subordinated class will be reduced by the amount of the reallocations. The amount of the reallocation of principal collections to pay interest on Class A notes of the Citiseries will be applied first, to reduce the nominal liquidation amount of Class C notes of the Citiseries to the extent of the required subordinated amount of Class C notes for that class of Class A notes, and second, to reduce the nominal liquidation amount of Class B notes of the Citiseries to the extent of the required subordinated amount of Class B notes for that class of Class A notes. The amount of the reallocation of principal collections to pay interest on Class B notes will be applied to reduce the nominal liquidation amount of Class C notes of the Citiseries to the extent of the required subordination amount of Class C notes for that class of Class B notes. No principal of Class A notes may be reallocated to pay interest on any class of notes. These reductions will be allocated to each outstanding subclass of the Citiseries, based on the nominal liquidation amount of each subclass. See Annex IV to this prospectus for a diagram of the allocation of principal collections.

•

The nominal liquidation amount of a class of notes will be reduced by the amount on deposit in its principal funding subaccount after giving effect to all allocations, reallocations and payments. This includes principal collections that are deposited directly into that class’s principal funding subaccount, or reallocated from the principal funding subaccount for a subordinated class.

•	The nominal liquidation amount of a class of notes will be reduced by the amount of all payments of principal of that class.

•

If a class of notes directs a sale of credit card receivables after an event of default and acceleration or on its legal maturity date, its nominal liquidation amount is reduced to zero. See “Deposit and Application of Funds—Sale of Credit Card Receivables.”

There are two ways in which the nominal liquidation amount of a note can be increased.

•

If Excess Finance Charge Collections are available, they will be applied to reimburse earlier reductions in nominal liquidation amount from charge-offs of principal receivables in the master trust, or from reallocations of principal collections from subordinated classes to pay interest on senior classes. These reimbursements will be allocated to each series pro rata based on the sum of all unreimbursed reductions of each class in that series. Within each series, the increases will be allocated first, to any Class A notes with a deficiency in their nominal liquidation amount, second, to any Class B notes with a deficiency in their nominal liquidation amount, and third, to any Class C notes with a deficiency in their nominal liquidation amounts. In the Citiseries, the increases will also be allocated to each subclass of a class pro rata based on the deficiency in the nominal liquidation amount in each subclass.

•

If principal collections have been reallocated from the principal funding subaccount for a subordinated class of the Citiseries to the principal funding subaccount for a senior class of notes of the Citiseries, the nominal liquidation amount of the subordinated class will be increased by the amount of the reallocation, and the nominal liquidation amount of the senior class will be reduced by the same amount.

If the nominal liquidation amount of your notes has been reduced by charge-offs of principal receivables in the master trust and reallocations of principal collections to pay interest on senior classes of notes, and the reduction has not been reimbursed from Excess Finance Charge Collections, you will likely not receive repayment of all of your principal. See “Deposit and Application of Funds—Final Payment of the Notes.”

The nominal liquidation amount of a class of notes may not be reduced below zero, and may not be increased above the outstanding dollar principal amount of that class of notes, less any amounts on deposit in the applicable principal funding subaccount.

If a note held by Citibank, the issuance trust or any of their affiliates is canceled, the nominal liquidation amount of that note is reduced to zero, with a corresponding reduction in the Invested Amount of the collateral certificate.

For Class B notes and Class C notes of the Citiseries, of which the Class 201[•]-[•][•] notes are a part, or any other multiple issuance series, the reductions in the nominal liquidation amount due to reallocation of principal collections to pay interest on senior classes of notes and charge-offs of principal receivables in the master trust may be allocated to a subclass of Class C notes and Class B notes only to the extent that subordination of that series is available. Subordination is limited so that no senior class of notes can utilize more than its required subordinated amount of subordinated classes of notes of the same series as described in “Deposit and Application of Funds—Limit on Reallocations of Principal Collections from Subordinated Classes Taken to Benefit Senior Classes of the Citiseries.”

Because reductions to the nominal liquidation amount are limited as described in the prior paragraph, it is possible that the nominal liquidation amount of a subordinated class will be greater than zero, but no further reductions will be allocated to that class, and any further reductions will be allocated to the next senior class in that series. This can occur, for example, when the nominal liquidation amount of a class of Class C notes of a series has been reduced to zero as a result of the allocation of charge-offs of principal receivables in the master trust to that class and the reallocation of principal collections from that class to pay interest on senior classes of notes, but the reduction in the Class C nominal liquidation amount is later reimbursed from Excess Finance Charge Collections. Because the nominal liquidation amount of those Class C notes has been reduced to zero, the Class A notes and Class B notes of that series have received the full benefit of the subordination of those Class C notes, and no further reductions will be allocated to those Class C notes, even if those Class C notes later have a positive nominal liquidation amount from reimbursements. However, in the case of the Citiseries or any other multiple issuance series, reimbursements of reductions in the nominal liquidation amount of subordinated classes of notes may be counted toward the required subordinated amount of senior classes of that series, but only for subclasses that are issued after the date of that reimbursement. See “—Subordination of Principal.”

Allocations of charge-offs of principal receivables in the master trust and reallocations of principal collections to senior classes of notes reduce the nominal liquidation amount of outstanding notes only, and do not affect notes that are issued after that time.

Subordination of Principal

Principal payments on Class B notes and Class C notes of the Citiseries are subordinated to payments on Class A notes of that series. Subordination of Class B notes and Class C notes of the Citiseries provides credit enhancement for Class A notes of that series.

Principal payments on Class C notes of the Citiseries are subordinated to payments on Class A notes and Class B notes of that series. Subordination of Class C notes of the Citiseries provides credit enhancement for the Class A notes and Class B notes of that series.

In all series, principal collections that are allocable to subordinated classes of notes may be reallocated to pay interest on senior classes of notes of that series. In addition, losses of charged-off receivables in the master trust are allocated first to the subordinated classes of a series. See “The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount of Notes—Nominal Liquidation Amount” and “Deposit and Application of Funds—Allocation of Principal Collections to Accounts,” and Annex IV to this prospectus for a diagram of the allocation of principal collections.

In the case of the Citiseries, of which the Class 201[•] [•][•] notes are a part, or any other multiple issuance series, payment of principal may be made on a subordinated class of notes of that series before payment in full of each senior class of notes of that series but only under the following circumstances:

•

If after giving effect to the proposed principal payment there is still a sufficient principal amount of subordinated notes to support the outstanding senior notes of that series. See “Deposit and Application of Funds—Limit on Repayments of Subordinated Classes of the Citiseries.” For example, if a subclass of Class A notes has matured and been repaid, this generally means that at least some Class B notes and Class C notes may be repaid, even if other subclasses of Class A notes are outstanding and require reallocation of principal collections from subordinated classes.

•

If the nominal liquidation amount of a subordinated class has been reduced as a result of allocation of charge-offs of principal receivables in the master trust to that class or reallocation of principal collections from that class to pay interest on a senior class, and that reduction is later reimbursed from Excess Finance Charge Collections, then the amount of that reimbursement is no longer subordinated to the senior classes of notes of that series that were outstanding before the date of reimbursement and may be paid to the holders of the subordinated class while those notes of senior classes are still outstanding. However, that reimbursed amount of a subordinated class of notes is subordinated to the senior classes of notes that are issued on or after the date of the reimbursement.

•

Subordinated classes of notes of a multiple issuance series may be paid before senior classes of notes of that series if the principal funding subaccounts for the senior classes of notes have been prefunded as described in “Deposit and Application of Funds—Targeted Deposits of Principal Collections to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes,” and Class C notes may be paid with funds available from the applicable Class C reserve subaccount. See “Deposit and Application of Funds—Withdrawals from the Class C Reserve Account.”

•

On the legal maturity date of a subordinated class of notes, funds on deposit in that class’s principal funding subaccount will be paid to the subordinated noteholders. As a result, there could be senior classes of that series that remain outstanding without the required subordination protection.

The payment of accrued interest on a class of notes of a series from finance charge collections is not senior to or subordinated to payment of interest on any other class of notes of that series.

Redemption and Early Redemption of Notes

Each class of notes will be subject to mandatory redemption on its expected principal payment date, which will be two years before its legal maturity date.

If determined at the time of issuance of the applicable subclass of notes, the issuance trust may, at its option, redeem the notes of any class before its applicable expected principal payment date. In connection with the issuance of any notes subject to such redemption, the issuance trust will determine at what times the issuance trust may exercise that right of redemption and if the redemption may be made in whole or in part as well as any other terms of the redemption. The issuance trust will give notice to holders of the affected notes before any optional redemption date. [The issuance trust may [not], at is option, redeem the Class 201[•]-[•][•] notes before the expected principal payment date.] [If the Class 201[•]-[• ][•] notes may be redeemed, insert description of what times the issuance trust may exercise that right of redemption, if the redemption may be made in whole or in part and the terms of notice of such redemption as well as any other material terms of redemption.]

If determined at the time of issuance of the applicable subclass of notes, a noteholder may, at its option, require the issuance trust to redeem notes before the applicable expected principal payment date. In connection with the issuance of any notes subject to such redemption, the issuance trust will determine at what times a noteholder may exercise that right of redemption and if the redemption may be made in whole or in part as well as any other terms of the redemption. [Each noteholder of Class 201[•]-[•][•] notes may [not], at is option, redeem the Class 201[•]-[•][•] notes before the expected principal payment date.] [If the Class  201[•]-[• ][•] notes may be redeemed by noteholders of the Class  201[•]-[• ][•] notes, insert description of what times the noteholders may exercise that right of redemption, if the redemption may be made in whole or in part and the terms of notice of such redemption as well as any other material terms of redemption.]

In addition, if an early redemption event occurs, the issuance trust will be required to redeem each class of affected notes before the note’s expected principal payment date to the extent funds are available for that purpose. The issuance trust will give notice to holders of the affected notes before an early redemption date. See “Covenants, Events of Default and Early Redemption Events—Early Redemption Events” for a description of the early redemption events and their consequences to holders of notes.

Whenever the issuance trust is required to redeem a class of notes before its legal maturity date, it will do so only if funds are allocated to the collateral certificate and to that class of notes, and only to the extent that the class of notes to be redeemed is not required to provide required subordinated amount to a senior class of notes. A noteholder will have no claim against the issuance trust if the issuance trust fails to make a required redemption of notes because no funds are available for that purpose or because the notes to be redeemed are required to provide subordination protection to a senior class of notes. The failure to redeem before the legal maturity date under these circumstances will not be an event of default.

The issuance trust will not issue any notes that would be “redeemable securities” within the meaning of the Investment Company Act of 1940.

Issuances of New Series, Classes and Subclasses of Notes

Conditions to Issuance

The issuance trust may issue new notes of a series, class or subclass, including the Citiseries Class 201[•]-[•][•] notes, so long as the conditions of issuance are met. These conditions include:

•	on or before the fourth business day before a new issuance of notes, the issuance trust gives the indenture trustee and the rating agencies notice of the issuance;

•	the issuance trust delivers to the indenture trustee a certificate stating that

—	the issuance trust reasonably believes that the new issuance will not at the time of its occurrence or at a future date (1) cause an early redemption event or event of default, (2) adversely affect the amount or timing of payments to holders of notes of any series or (3) adversely affect the security interest of the indenture trustee in the collateral securing the outstanding notes;

—	all instruments furnished to the indenture trustee conform to the requirements of the indenture and constitute sufficient authority under the indenture for the indenture trustee to authenticate and deliver the notes;

—	the form and terms of the notes have been established in conformity with the provisions of the indenture;

—	all laws and requirements with respect to the execution and delivery by the issuance trust of the notes have been complied with;

—	the issuance trust has the power and authority to issue the notes;

—	the notes have been duly authorized, are binding obligations of the issuance trust, and are entitled to the benefits of the indenture; and

—	any other matters as the indenture trustee may reasonably request;

•

the issuance trust delivers to the indenture trustee and the rating agencies an opinion of counsel that for federal and South Dakota income and franchise tax purposes (1) the new issuance will not adversely affect the characterization as debt of any outstanding series or class of master trust investor certificates issued by the master trust, other than the collateral certificate, (2) the new issuance will not cause a taxable event to holders of master trust investor certificates, and (3) following the new issuance, the master trust will not be an association, or publicly traded partnership, taxable as a corporation, except, if the Threshold Conditions are satisfied, the issuance trust at its option will not be required to deliver the foregoing opinions;

•

the issuance trust delivers to the indenture trustee and the rating agencies an opinion of counsel that for federal and Delaware income and franchise tax purposes (1) the new issuance will not adversely affect the characterization of the notes of any outstanding series, class or subclass as debt, (2) the new issuance will not cause a taxable event to holders of any outstanding notes, (3) following the new issuance, the issuance trust will not be an association, or publicly traded partnership, taxable as a corporation, and (4) following the new issuance, the newly issued notes will be properly characterized as debt; provided, however, that any such opinion of counsel may exclude an opinion regarding the characterization of notes as debt pursuant to the proposed U.S. Treasury regulations (or any finalized version or successor thereof) under Section 385 of the Internal Revenue Code, which were published in the Federal Register on April 8, 2016, while held by Citibank or an affiliate of Citibank; provided, further, however, that if the Threshold Conditions are satisfied, the issuance trust at its option will not be required to deliver the foregoing opinions;

•	either all of the following conditions are satisfied:

—	the notes of the new issuance are denominated in U.S. dollars;

—	the interest rate applicable to notes of the new issuance is either a fixed rate of interest, or a floating rate of interest based on LIBOR, the prime rate or base rate of Citibank or another major bank, the federal funds rate or the Treasury bill rate, or another interest rate index that has been approved in advance by the rating agencies;

—	if the new issuance has the benefit of a derivative agreement, the form of the derivative agreement and the identity of the derivative counterparty have been approved in advance by the rating agencies;

—	the legal maturity date of the new issuance is no more than fourteen years after the date of issuance; and

—	any other conditions specified by a rating agency to the issuance trust in writing,

or the issuance trust obtains confirmation from the rating agencies that the new issuance of notes will not cause a reduction, qualification or withdrawal of the rating of any outstanding notes rated by that rating agency;

•

at the time of the new issuance, either the ratings condition described in “Prospectus Summary—Ratings” is satisfied or the issuance trust obtains confirmation from the rating agencies that the new issuance of notes will not cause a reduction, qualification or withdrawal of the rating of any outstanding notes rated by that rating agency;

•	no early amortization event with respect to the collateral certificate has occurred and is continuing as of the date of the new issuance;

•

if the new issuance is a subclass of Class A notes or Class B notes of a multiple issuance series, the new issuance will have the required subordination protection described under “—Required Subordination Protection in the Citiseries” and “—Required Subordinated Amount;” and

•

if the new issuance results in an increase in the funding deficit of the Class C reserve account for any subclass of Class C notes of a multiple issuance series, the issuance trust makes a cash deposit to that Class C reserve account in the amount of that increase.

[In addition to the conditions listed above, in order to issue the Class 201[•]-[•][•] notes [insert any additional issuance conditions].]

The issuance trust may from time to time issue additional notes of an outstanding subclass of the Citiseries, including the Class 201[•]-[•][•] notes, so long as the conditions of issuance are met. These conditions include the conditions described above as well as the following conditions:

•

the issuance trust obtains confirmation from the rating agencies that the issuance of additional notes will not cause a reduction, qualification or withdrawal of the rating of any outstanding notes of that subclass rated by that rating agency;

•

as of the date of issuance of the additional notes, all amounts due and owing to the holders of outstanding notes of that subclass have been paid, and there are no unreimbursed reductions in the nominal liquidation amount of that subclass due to a reallocation of principal collections to pay interest on senior classes of notes of that series or charge-offs of principal receivables in the master trust; and

•

the additional notes of that subclass will be fungible with the original notes of that subclass for federal income tax purposes—this means that an investor buying notes at any particular time and for any particular price will have exactly the same federal income tax consequences regardless of whether it buys original notes or additional notes.

There are no restrictions on the timing or amount of any additional issuance of notes of a subclass of the Citiseries, so long as the conditions described above are met. As of the date of any additional issuance of notes, the stated principal amount, outstanding dollar principal amount and nominal liquidation amount of that subclass will be increased to reflect the principal amount of the additional notes. If the additional notes are a subclass of notes that has the benefit of a derivative agreement, the issuance trust will enter into another derivative agreement for the benefit of the additional notes. If the additional notes are a subclass of Class A notes, the monthly accumulation amount for targeted deposits to the principal funding subaccount will be increased proportionately to reflect the principal amount of the additional notes.

When issued, the additional notes of a subclass will be identical in all respects to the other outstanding notes of that subclass and will be equally and ratably entitled to the benefits of the indenture as the other outstanding notes of that subclass without preference, priority or distinction.

Notes other than the Class 201[•]-[•][•] notes offered by this prospectus may have different conditions to issuance, to the extent acceptable to the rating agencies.

Required Subordination Protection in the Citiseries

No Class A notes or Class B notes of the Citiseries, or any other multiple issuance series established from time to time, may be issued unless the required subordinated amount of subordinated classes for that class of notes is available at the time of its issuance, as described in the following paragraphs.

In order to issue Class A notes of the Citiseries, the issuance trust must calculate the available subordinated amount of Class B notes and Class C notes of the Citiseries. The issuance trust will first calculate the subordinated amount of Class B notes required for Class A notes. This is done by computing the following:

•

the aggregate nominal liquidation amount of all outstanding Class B notes of the Citiseries on that date, plus all funds on deposit in the principal funding subaccounts for Class B notes of that series—other than receivables sales proceeds in those subaccounts—on that date, after giving effect to issuances, deposits, allocations or payments with respect to Class B notes to be made on that date;

•

minus, the aggregate amount of the Class A required subordinated amount of Class B notes for all other Class A notes of that series which are outstanding on that date after giving effect to any issuances or repayments in full of any Class A notes to be made on that date; and

•

plus, the amount of usage by outstanding Class A notes of Class B required subordinated amount, as described in “Deposit and Application of Funds—Limit on Reallocations of Principal Collections from Subordinated Classes Taken to Benefit Senior Classes of the Citiseries.”

The calculation in the prior paragraph will be made in the same manner for calculating the subordinated amount of Class C notes required for Class A notes. The calculation in the prior paragraph will also be made in the same manner for determining the subordinated amount of Class C notes required for Class B notes, except that the amount of usage by outstanding Class B notes of Class C required subordinated amount that is added back to the available subordinated amount of Class C notes will be limited to usage of Class C notes of the Citiseries that directly benefits Class B notes of the Citiseries.

Required Subordinated Amount

The required subordinated amount of a senior class of notes of the Citiseries, or any other multiple issuance series established from time to time, is the amount of a subordinated class that is required to be outstanding and available on the date when the senior class of notes is issued to provide subordination protection for that senior class. It is also used to determine whether a subordinated class of notes of the Citiseries may be repaid before the legal maturity date while senior classes of notes of the Citiseries are outstanding.

In general, the subordinated notes of the Citiseries serve as credit enhancement for the senior notes of the Citiseries, regardless of whether the subordinated notes are issued before, at the same time as, or after the senior notes of that series. However, some subclasses of senior notes of the Citiseries may not require subordination from each class of notes subordinated to it. For example, if a subclass of Class A notes of the Citiseries requires credit enhancement solely from Class C notes, the Class B notes of the Citiseries will not, in that case, provide credit enhancement for that subclass of Class A notes. In addition, notes of different subclasses within a single class of the Citiseries may have different required subordinated amounts.

On the date of issuance of Class A notes of the Citiseries, the required subordinated amount for Class B notes will be 5.98291% and for Class C notes 7.97721%, in each case expressed as a percentage of the initial outstanding dollar principal amount of those Class A notes. These required subordinated amounts will be available to provide credit enhancement to the Class A notes, and the required subordinated amount of Class C notes of the Citiseries will be shared with the Class B notes of that series.

On the date of issuance of Class B notes of the Citiseries, the required subordinated amount for Class C notes will be 7.52688%, expressed as a percentage of the initial outstanding dollar principal amount of those Class B notes. However, Class B notes share the credit enhancement provided by Class C notes of the Citiseries with Class A notes of that series. Except for purposes of determining whether Class B notes of the Citiseries may be issued or Class C notes may be repaid, the required subordinated amount for Class C notes will be 133.33333%, expressed as a percentage of the initial outstanding dollar principal amount of that subclass of Class B notes. This larger percentage determines how much Class C credit enhancement may be applied to Class B notes of the same series, up to the amount of Class C notes outstanding.

For example, in order to issue $1,000,000 of Class A notes of the Citiseries, at least $59,829 ($1,000,000 x 5.98291%) of Class B notes and $79,772 ($1,000,000 x 7.97721%) of Class C notes must be outstanding and available in that series. In order to issue $59,829 of Class B notes, at least $4,503 of Class C notes ($59,829 x 7.52688%) must be outstanding and available, but the Class B notes are entitled to share up to $79,772 ($59,829 x 133.33333%) of Class C credit enhancement with the Class A notes. In this example, if no Class A notes are outstanding, only $4,503 of Class C notes must be outstanding and available in order for the Class B notes to be issued. If Class A notes are issued, additional Class C notes must be issued to provide credit enhancement to the Class A notes, and the Class B notes will share the credit enhancement provided by the additional Class C notes up to the amount of $79,772. The smaller amount of Class C credit enhancement required for the issuance of Class B notes is also used in determining whether Class C notes may be repaid or canceled as described under “Deposit and Application of Funds—Limit on Repayments of Subordinated Classes of the Citiseries.”

On the issuance date of any Class A notes or Class B notes of the Citiseries, immediately after giving effect to that issuance, the aggregate nominal liquidation amount of all outstanding Class C notes of that series, plus all funds on deposit in the principal funding subaccounts for Class C notes of that series, must equal at least 7.52688% of the outstanding dollar principal amount of the Class A notes and Class B notes of that series.

The issuance trust may change the amount of subordination required or available for any class of notes of the Citiseries, or the method of computing the amount of that subordination, at any time without the consent of any noteholders so long as the issuance trust has received:

•

confirmation from the rating agencies that have rated any outstanding notes of that series that the change will not result in the rating assigned to any outstanding notes in that series to be withdrawn or reduced;

•

an opinion of counsel that for federal and South Dakota income and franchise tax purposes (1) the change will not adversely affect the characterization as debt of any outstanding series or class of investor certificates issued by the master trust, other than the collateral certificate and the Series 2009 certificate, (2) the change will not cause a taxable event to holders of master trust investor certificates, other than the collateral certificate and Series 2009 certificate, and (3) following the change, the master trust will not be an association, or publicly traded partnership, taxable as a corporation; and

•

an opinion of counsel that for federal and Delaware income and franchise tax purposes (1) the change will not adversely affect the characterization of the notes of any outstanding series or class as debt, (2) the change will not cause a taxable event to holders of any outstanding notes, and (3) following the change, the issuance trust will not be an association, or publicly traded partnership, taxable as a corporation; provided, however, that any such opinion of counsel may exclude an opinion regarding the characterization of notes as debt pursuant to the proposed U.S. Treasury regulations (or any finalized version or successor thereof) under Section 385 of the Internal Revenue Code, which were published in the Federal Register on April 8, 2016, while held by Citibank or an affiliate of Citibank.

Payments on Notes; Paying Agent

The Class 201[•]-[•][•] notes will be issued in book-entry form and payments of principal of and interest on the Class 201[•]-[•][•] notes will be made in U.S. dollars as described under “—Book-Entry Notes.”

The issuance trust and the indenture trustee, and any agent of the issuance trust or the indenture trustee, will treat the registered holder of any note as the absolute owner of that note, whether or not the note is overdue and notwithstanding any notice to the contrary, for the purpose of making payment and for all other purposes.

The issuance trust will make payments on a note to the registered holder of the note at the close of business on the record date established for the related payment date.

The issuance trust has designated the corporate trust office of Citibank, N.A., in New York City, as its paying agent for the notes of each series. The issuance trust will identify any other entities appointed to serve as paying agents on notes of a series or class. The issuance trust may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, the issuance trust will be required to maintain a paying agent in each place of payment for a series or class of notes.

After notice by publication, all funds paid to a paying agent for the payment of the principal of or interest on any note of any series which remains unclaimed at the end of two years after the principal or interest becomes due and payable will be repaid to the issuance trust. After funds are repaid to the issuance trust, the holder of that note may look only to the issuance trust for payment of that principal or interest.

Denominations

The Class 201[•]-[•][•] notes will be issued in minimum denominations of $[100,000] and multiples of $[1,000] in excess of that amount.

Record Date

The record date for payment of the notes, including the Class  201[•]-[• ][•] notes, will be the last day of the month before the related payment date.

Governing Law

The laws of the State of New York will govern the notes, including the Class 201[•]-[•][•] notes, and the indenture.

Form, Exchange, and Registration and Transfer of Notes

The notes will be issued in registered form. The notes will be represented by one or more global notes registered in the name of The Depository Trust Company, as depository, or its nominee. We refer to each beneficial interest in a global note as a “book-entry note.” For a description of the special provisions that apply to book-entry notes, see “—Book-Entry Notes.”

A holder of notes may exchange those notes for other notes of the same class of any authorized denominations and of the same aggregate stated principal amount and tenor.

Any holder of a note may present that note for registration of transfer, with the form of transfer properly executed, at the office of the note registrar or at the office of any transfer agent that the issuance trust designates. Holders of notes will not be charged any service charge for the exchange or transfer of their notes. Holders of notes that are to be transferred or exchanged will be liable for the payment of any taxes and other governmental charges described in the indenture before the transfer or exchange will be completed. The note registrar or transfer agent, as the case may be, will effect a transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

The issuance trust has appointed Citibank, N.A. as the note registrar for the notes. The issuance trust also may at any time designate additional transfer agents for any series or class of notes. The issuance trust may at any time rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. However, the issuance trust will be required to maintain a transfer agent in each place of payment for a series or class of notes.

Book-Entry Notes

The notes, including the Class  201[•]-[• ][•] notes, will be in book-entry form. This means that, except under the limited circumstances described in this subheading under “Definitive Notes,” purchasers of notes will not be entitled to have the notes registered in their names and will not be entitled to receive physical delivery of the notes in definitive paper form. Instead, upon issuance, all the notes of a class will be represented by one or more fully registered permanent global notes, without interest coupons.

Each global note will be deposited with a securities depository named The Depository Trust Company and will be registered in the name of its nominee, Cede & Co. No global note representing book-entry notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC or its nominee will be the only registered holder of the notes and will be considered the sole representative of the beneficial owners of notes for purposes of the indenture.

The registration of the global notes in the name of Cede & Co. will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held, is used because it eliminates the need for physical movement of securities. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their notes in definitive form. These laws may impair the ability to transfer book-entry notes.

Purchasers of notes in the United States can hold interests in the global notes only through DTC, either directly, if they are participants in that system—such as a bank, brokerage house or other institution that maintains securities accounts for customers with DTC or its nominee—or otherwise indirectly through a participant in DTC. Purchasers of notes in Europe can hold interests in the global notes only through Clearstream or through Euroclear Bank S.A./N.V., as operator of the Euroclear system.

Because DTC will be the only registered owner of the global notes, Clearstream and Euroclear will hold positions through their respective U.S. depositories, which in turn will hold positions on the books of DTC.

As long as the notes are in book-entry form, they will be evidenced solely by entries on the books of DTC, its participants and any indirect participants. DTC will maintain records showing

•	the ownership interests of its participants, including the U.S. depositories; and

•	all transfers of ownership interests between its participants.

The participants and indirect participants, in turn, will maintain records showing

•	the ownership interests of their customers, including indirect participants, that hold the notes through those participants; and

•	all transfers between these persons.

Thus, each beneficial owner of a book-entry note will hold its note indirectly through a hierarchy of intermediaries, with DTC at the “top” and the beneficial owner’s own securities intermediary at the “bottom.”

The issuance trust, the indenture trustee and their agents will not be liable for the accuracy of, and are not responsible for maintaining, supervising or reviewing DTC’s records or any participant’s records relating to book-entry notes. The issuance trust, the indenture trustee and their agents also will not be responsible or liable for payments made on account of the book-entry notes.

Until definitive notes are issued to the beneficial owners as described in this subheading under “Definitive Notes,” all references to “holders” of notes means DTC. The issuance trust, the indenture trustee and any paying agent, transfer agent or securities registrar may treat DTC as the absolute owner of the notes for all purposes.

Beneficial owners of book-entry notes should realize that the issuance trust will make all distributions of principal and interest on their notes to DTC and will send all required reports and notices solely to DTC as long as DTC is the registered holder of the notes. DTC and the participants are generally required by law to receive and transmit all distributions, notices and directions from the indenture trustee to the beneficial owners through the chain of intermediaries.

Similarly, the indenture trustee will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of notes under the indenture, each person owning a beneficial interest in the notes must rely on the procedures of DTC and, in some cases, Clearstream or Euroclear. If the beneficial owner is not a participant in that system, then it must rely on the procedures of the participant through which that person owns its interest. DTC has advised the issuance trust that it will take actions under the indenture only at the direction of its participants, which in turn will act only at the direction of the beneficial owners. Some of these actions, however, may conflict with actions it takes at the direction of other participants and beneficial owners.

Notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them.

Beneficial owners of book-entry notes should also realize that book-entry notes may be more difficult to pledge because of the lack of a physical note. Beneficial owners may also experience delays in receiving distributions on their notes since distributions will initially be made to DTC and must be transferred through the chain of intermediaries to the beneficial owner’s account.

The Depository Trust Company

DTC is a limited-purpose trust company organized under the New York Banking Law and is a “banking organization” within the meaning of the New York Banking Law. DTC is also a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities deposited by its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thus eliminating the need for physical movement of securities. DTC is indirectly owned by a number of its participants. The DTC rules applicable to its participants are on file with the Securities and Exchange Commission.

Clearstream

Clearstream Banking, société anonyme is registered as a public limited liability company in Luxembourg. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions by electronic book-entry transfers between their accounts. Clearstream provides various services, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in a number of countries. Clearstream has established an electronic bridge with Euroclear in Brussels to facilitate settlement of trades between Clearstream and Euroclear.

Clearstream’s customers are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream’s

U.S. customers are limited to securities brokers and dealers, and banks. Indirect access to Clearstream is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream.

Euroclear System

Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment. This system eliminates the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Euroclear Operator is Euroclear Bank S.A./N.V., under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation, known as the “Cooperative.” The Euroclear Operator conducts all operations. All Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

This information about DTC, Clearstream and Euroclear has been provided by each of them for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Distributions on Book-Entry Notes

The issuance trust will make distributions of principal of and interest on book-entry notes to DTC. These payments will be made in immediately available funds by the issuance trust’s paying agent, Citibank, N.A., at the office of the paying agent in New York City that the issuance trust designates for that purpose.

In the case of principal payments, the global notes must be presented to the paying agent in time for the paying agent to make those payments in immediately available funds in accordance with its normal payment procedures.

Upon receipt of any payment of principal of or interest on a global note, DTC will immediately credit the accounts of its participants on its book-entry registration and transfer system. DTC will credit those accounts with payments in amounts proportionate to the participants’ respective beneficial interests in the stated principal amount of the global note as shown on the records of DTC. Payments by participants to beneficial owners of book-entry notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name,” and will be the responsibility of those participants.

Distributions on book-entry notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by its U.S. depository.

Distributions on book-entry notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by its U.S. depository.

In the event definitive notes are issued, distributions of principal and interest on definitive notes will be made directly to the holders of the definitive notes in whose names the definitive notes were registered at the close of business on the related record date.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream or Euroclear participants, on the other, will be effected in DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by the U.S. depositories. However, cross-market transactions of this type will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depository to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits to notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following a DTC settlement date.

The credits to or any transactions in the notes settled during processing will be reported to the relevant Euroclear or Clearstream participants on that business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to these procedures in order to facilitate transfers of notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time.

Definitive Notes

Beneficial owners of book-entry notes may exchange those notes for definitive notes registered in their name only if:

•	DTC is unwilling or unable to continue as depository for the global notes or ceases to be a registered “clearing agency” and the issuance trust is unable to find a qualified replacement for DTC;

•	the issuance trust, in its sole discretion, elects to terminate the book-entry system through DTC; or

•

any event of default has occurred with respect to those book-entry notes, and beneficial owners evidencing not less than 50% of the unpaid outstanding dollar principal amount of the notes of that class advise the indenture trustee and DTC that the continuation of a book-entry system is no longer in the best interests of those beneficial owners.

If any of these three events occurs, DTC is required to notify the beneficial owners through the chain of intermediaries that the definitive notes are available. The appropriate global note will then be exchangeable in whole for definitive notes in registered form of like tenor and of an equal aggregate stated principal amount, in specified denominations. Definitive notes will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the notes. DTC may base its written instruction upon directions it receives from its participants. Thereafter, the holders of the definitive notes will be recognized as the “holders” of the notes under the indenture.

Replacement of Notes

The issuance trust will replace at the expense of the holder any mutilated note, upon surrender of that note to the indenture trustee. The issuance trust will replace at the expense of the holder any notes that are destroyed, lost or stolen upon delivery to the indenture trustee of evidence of the destruction, loss or theft of those notes satisfactory to the issuance trust and the indenture trustee. In the case of a destroyed, lost or stolen note, the issuance trust and the indenture trustee may require the holder of the note to provide an indemnity satisfactory to the indenture trustee and the issuance trust before a replacement note will be issued.

Acquisition and Cancellation of Notes by the Issuance Trust and Citibank

The issuance trust, Citibank and their affiliates may acquire notes in the open market, through tender offers or otherwise. The issuance trust, Citibank and their affiliates may cause the notes acquired by them to be canceled and notes so canceled will no longer be outstanding. The nominal liquidation amount and outstanding dollar principal amount of a class of notes will be reduced by the nominal liquidation amount and outstanding dollar principal amount, respectively, of any notes of that class that are canceled in this manner. Any cancellation of notes will observe the same limitations for payments of subordinated classes as described in “Deposit and Application of Funds—Limit on Repayments of Subordinated Classes of the Citiseries.”

SOURCES OF FUNDS TO PAY THE NOTES

The Collateral Certificate

The primary source of funds for the payment of principal of and interest on the notes is the collateral certificate issued by the master trust to the issuance trust. For a description of the master trust and its assets, see “The Master Trust.” Currently, the collateral certificate and the Series 2009 certificate are the only master trust investor certificates outstanding. See “Annex VII: Outstanding Master Trust Series of Investor Certificates” for information on the outstanding investor certificates of the master trust. Aside from Citibank, as the holder of the Series 2009 certificate, the issuance trust is the only holder of an interest in the master trust. Holders of investor certificates in the master trust, whether currently outstanding or issued on a later date, will be allocated funds as described under “The Master Trust—Allocation of Collections, Losses and Fees.”

Finance charge collections allocated to the collateral certificate will be deposited every month by the master trust into the issuance trust’s collection account. Finance charge collections allocated to the collateral certificate are not shared with or reallocated to any other series of investor certificates issued by the master trust.

Each month, the issuance trust will request the master trust to deposit into the collection account the amount of principal collections the issuance trust needs to reallocate to the interest funding account and for deposits into the principal funding account. To the extent principal collections are allocable to the collateral certificate, the master trust will deposit the requested amount of principal collections into the collection account.

The collateral certificate represents an undivided interest in the assets of the master trust. The assets of the master trust consist primarily of credit card receivables arising in selected MasterCard, VISA and American Express* revolving credit card accounts that have been transferred by Citibank. The amount of credit card receivables in the master trust will fluctuate

*	MasterCard® is a registered trademark of MasterCard International Incorporated, VISA® is a registered trademark of VISA U.S.A. Inc. and American Express® is a registered trademark of American Express Company.

from day to day as new receivables are generated or added to or removed from the master trust and as other receivables are collected, charged off as uncollectible, or otherwise adjusted.

The collateral certificate has a fluctuating Invested Amount, representing the investment of that certificate in credit card receivables. The Invested Amount of the collateral certificate will be the same as the total nominal liquidation amount of the outstanding notes. For a discussion of Invested Amount, see “Invested Amount” in the glossary.

The collateral certificate has no specified interest rate. The issuance trust, as holder of the collateral certificate, is entitled to receive its allocable share of cash collections from two kinds of credit card receivables payable to the master trust: finance charge receivables and principal receivables.

Finance charge receivables include periodic finance charges, annual membership fees, cash advance fees and late charges on amounts charged for merchandise and services, interchange, which is described below in this paragraph, and some other fees designated by Citibank. Under the pooling and servicing agreement, Citibank, as seller, may also apply a discount to the face amount of principal receivables and treat the discounted amount as finance charge receivables. Principal receivables include amounts charged by cardholders for merchandise and services, amounts advanced to cardholders as cash advances and all other fees billed to cardholders on the credit card accounts. Recoveries of charged-off receivables are credited to the category from which they were charged off. Credit card issuing banks participating in the MasterCard International, VISA and American Express systems receive interchange or similar fee income—referred to in this prospectus as “interchange”—as compensation for performing issuer functions, including taking credit risk, absorbing certain fraud losses and funding receivables for a limited period before initial billing. Acquiring banks and issuing banks are free to reach separately negotiated agreements governing compensation, whether generally or with respect to a particular merchant client of the acquiring bank. To promote efficiency, however, each network sets a schedule establishing default interchange rates, which may change from time to time. Interchange generally ranges from approximately 1% to 2% of the transaction amount, but may be higher for some card products or transactions.

In general, the allocable share of monthly collections of finance charge receivables and principal receivables available to the collateral certificate, to the Series 2009 certificate, to other series of investor certificates issued by the master trust and to the seller’s interest is determined as follows:

•	first, collections of finance charge receivables and collections of principal receivables are allocated among the different series of certificates issued by the master trust, including the series to which the collateral certificate and the Series 2009 certificate belong, pro rata based on the Invested Amount of each series; and

•	second, following the allocation to each series, collections of finance charge receivables and principal receivables are further allocated between the holders of each series of investor certificates under the master trust and Citibank pro rata based on the aggregate Invested Amount of the master trust investor certificates and the principal receivables allocable to the seller’s interest.

In general, the Invested Amount of each series of certificates issued by the master trust other than the collateral certificate will equal the stated dollar amount of investor certificates issued to investors in that series less unreimbursed charge-offs of principal receivables in the master trust allocated to those investors, principal payments made to those investors and deposits made to any principal funding account for the series. In the case of the Series 2009 certificate, its invested amount will also be reduced by principal collections that are reallocated to the collateral certificate to cover the uncovered collateral certificate default amount (see “The Master Trust—The Series 2009 Certificate”). The seller’s interest, which is owned by Citibank, represents the interest in the principal receivables in the master trust at the end of the relevant month not represented by any series of investor certificates.

Servicing fees and losses on principal receivables in the master trust arising from failure of cardholders to pay, charge-offs or otherwise are allocated among series and between investors in each series and the seller’s interest generally in the same manner as finance charge collections.

Each month, the master trust will allocate collections of finance charge receivables and principal receivables as well as the servicing fee and losses to the investor certificates outstanding under the master trust, including the collateral certificate and, subject to certain subordination provisions, the Series 2009 certificate. The master trust deducts the collateral certificate’s share of the servicing fee from its share of the collections of finance charge receivables, and deducts the collateral certificate’s share of losses from its share of collections of finance charge receivables and/or principal receivables. The servicing fee is described under “The Master Trust—The Servicer.”

Allocations of losses, servicing fees and collections of finance charge receivables and principal receivables are made pro rata for each month based on the invested amount of each investor certificate under the master trust, including the collateral certificate and, subject to certain subordination provisions, the Series 2009 certificate, and the principal receivables allocable to the seller’s interest. For example, if the total principal receivables in the master trust for a given month is $600, the invested amount of the collateral certificate is $500, the invested amounts of the other investor certificates are $20 and the seller’s interest is $80, the collateral certificate is entitled, in general, to 83.33%—or 500/600—of the cash received that month.

There is an exception to the pro rata allocations described in the preceding paragraph. In the master trust, when the principal amount of a master trust investor certificate other than the collateral certificate begins to amortize, a special allocation procedure is followed. In this case, collections of principal receivables continue to be allocated between investors in the series and the seller’s interest as if the invested amount of the series had not been reduced by principal collections deposited to a principal funding account or paid to investors. Allocations of principal collections between the investors in a series and the seller’s interest is based on the invested amount of the series “fixed” at the time immediately before the first deposit of principal collections into a principal funding subaccount or the time immediately before the first payment of principal collections to investors. Distributions of ongoing collections of finance charge receivables, as well as losses and expenses, however, are not allocated on this type of a fixed basis. In the case of the collateral certificate, each class of notes is treated as a separate series of investor certificates that becomes “fixed” immediately before the issuance trust begins to allocate principal collections to the principal funding subaccount for that class, whether for budgeted deposits or prefunding, or upon the occurrence of the expected principal payment date, an early redemption event, event of default or other optional or mandatory redemption.

If principal collections allocated to the collateral certificate are needed to pay the notes or to make a deposit into the trust accounts within a month, they will be deposited into the issuance trust’s collection account. Otherwise, collections of principal receivables allocated to the collateral certificate will be reallocated to other series of master trust investor certificates which have principal collection shortfalls—which does not reduce the Invested Amount of the collateral certificate—or reinvested in the master trust to maintain the Invested Amount of the collateral certificate. If the collateral certificate has a principal collection shortfall, but other series of investor certificates have excess principal collections, a portion of the other excess principal collections allocated to other series of investor certificates will be reallocated to the collateral certificate and deposited into the issuance trust’s collection account—which reduces the Invested Amount of the collateral certificate.

To the extent that the amount of charge-offs of principal receivables allocated to the collateral certificate exceeds the amount of finance charge collections allocated to the holder of the collateral certificate, minus the sum of following amounts with respect to the collateral certificate: (a) the aggregate amount of the servicer interchange for such period, (b) accrued and unpaid fees and expenses and other amounts due to the indenture trustee, (c) the amount of targeted deposits into the interest funding account and (d) monthly servicing fees, then the excess amount is treated as an “uncovered collateral certificate default amount” and an amount of principal collections allocated to the Series 2009 certificate equal to the lesser of the uncovered collateral certificate default amount and the Series 2009 required subordinated amount will be reallocated to the collateral certificate to cover the deficiency. The principal collections reallocated from the Series 2009 certificate to the collateral certificate will be treated as a portion of the finance charge collections available to the issuance trust as holder of the collateral certificate. For a description of the Series 2009 certificate, see “The Master Trust—The Series 2009 Certificate.”

For example, if the total principal receivables in the master trust for a given month is $600, the invested amount of the collateral certificate is $500 and the invested amount of the Series 2009 certificate is $22.26, the collateral certificate is entitled, in general, to 83.33% (500/600) and the Series 2009 certificate is entitled to 3.71% (22.26/600) of collections of principal receivables in that month. If collections of principal receivables for that month are $100, $83.33 of principal collections are initially allocated to the collateral certificate and $3.71 of principal collections are initially allocated to the Series 2009 certificate. If the uncovered collateral certificate default amount for that month is $2, that amount will be reallocated from the Series 2009 certificate to the collateral certificate and the invested amount of the Series 2009 certificate will be reduced by $2.00 to $20.26. If the amount of principal collections allocated to the Series 2009 certificate in any month is insufficient to cover the uncovered collateral certificate default amount, then excess principal collections allocated to other master trust certificates, including the collateral certificate, will be reallocated to the Series 2009 certificate to the extent of the shortfall and then further reallocated to the collateral certificate to cover the uncovered collateral certificate default amount. Reallocations of excess principal collections from the Series 2009 certificate to the collateral certificate will further reduce the invested amount of the Series 2009 certificate.

If a class of notes has directed the master trust to sell credit card receivables following an event of default and acceleration, or on the applicable legal maturity date, as described in “Deposit and Application of Funds—Sale of Credit Card Receivables,” the only source of funds to pay principal of and interest on that class will be the proceeds of that sale and investment earnings on the applicable principal funding subaccount.

Derivative Agreements

Some notes may have the benefit of interest rate or currency swaps, caps or collars with various counterparties. Citibank or any of its affiliates may be counterparties to a derivative agreement. In general, the issuance trust will receive payments from counterparties to the derivative agreements in exchange for the issuance trust’s payments to them, to the extent required under the derivative agreements. We refer to the agreements described in this paragraph as “derivative agreements.”

The Class 201[•]-[•][•] notes do [not] have the benefit of an interest rate [swap] [cap] [collar]. The Class 201[•]-[•][ •] notes do not have the benefit of a foreign currency swap. See “Prospectus Summary—Sources of Funds to Pay the Class 201[•]-[• ][•] Notes.”

The Trust Accounts

The issuance trust has established a collection account for the purpose of receiving payments of finance charge collections and principal collections from the master trust payable under the collateral certificate.

The issuance trust has also established a principal funding account and interest funding account, which will have subaccounts for each class and subclass of notes of a series, and a Class C reserve account, which will have subaccounts for each class and subclass of Class C notes of a series. The issuance trust may establish supplemental accounts for any series, class or subclass of notes. See “Prospectus Summary—Sources of Funds to Pay the Class 201[•]-[•][•] Notes” for a description of the subaccounts for the Class 201[•]-[•][•] notes.

Each month, distributions on the collateral certificate will be deposited into the collection account, and then reallocated to the principal funding account, the interest funding account, the Class C reserve account, any supplemental account, to payments under any applicable derivative agreements, and to the other purposes as specified in “Deposit and Application of Funds.”

Funds on deposit in the principal funding account and the interest funding account will be used to make payments of principal of and interest on the notes. Payments of principal of and interest on the notes will be made from funds on deposit in the accounts when the payments are due, either in the month when the funds are deposited into the accounts, or in later months—for example, if principal must be accumulated for payment at a later date, or if interest is payable quarterly, semiannually or at another interval less frequently than monthly.

If the issuance trust anticipates that the amount of principal collections that will be deposited into the collection account in a particular month will not be enough to pay all of the stated principal amount of a note that has an expected principal payment date in that month, the issuance trust may begin to withdraw funds from the collection account in months before the expected principal payment date and deposit those funds into the principal funding subaccount established for that class to be held until the expected principal payment date of that note. If the earnings on funds in the principal funding subaccount are less than the yield payable on the applicable class of notes—after giving effect to net payments and receipts under any derivative agreements—additional funds will be deposited in the interest funding subaccount as described under “Deposit and Application of Funds—Deposit of Principal Funding Subaccount Earnings in Interest Funding Subaccounts; Principal Funding Subaccount Earnings Shortfall.”

If interest on a note is not scheduled to be paid every month—for example, if interest on that note is payable quarterly, semiannually or at another interval less frequently than monthly—the issuance trust will withdraw a portion of funds from the collection account in months in which no interest payment is due and deposit those funds into the interest funding subaccount for that note to be held until the interest is due. The schedule for the payment of interest on the Class 201[•]-[•][•] notes is specified on the cover of this prospectus. See “Deposit and Application of Funds—Targeted Deposits of Finance Charge Collections to the Interest Funding Account.”

The Class C reserve account will initially not be funded. If the finance charge collections generated by the master trust fall below a level [specified in the prospectus relating to the issuance of any Class C notes] [specified under “The Class 201[•]-[•][•] Notes—Summary of Terms—The Class C Reserve Account”], the Class C reserve account will be funded as described under “Deposit and Application of Funds—Targeted Deposits to the Class C Reserve Account.”

Funds on deposit in the Class C reserve account will be available to holders of Class C notes to cover shortfalls of interest payable on interest payment dates. Funds on deposit in the Class C reserve account will also be available to holders of Class C notes on any day when principal is payable, but only to the extent that the nominal liquidation amount of the Class C notes plus funds on deposit in the applicable Class C principal funding subaccount is less than the outstanding dollar principal amount of the Class C notes.

Only the holders of Class C notes will have the benefit of the Class C reserve account. See “Deposit and Application of Funds—Withdrawals from the Class C Reserve Account.”

The accounts described in this Section are referred to as “trust accounts.” Trust accounts may be maintained only in:

•	a segregated trust account with the corporate trust department of a United States bank or a domestic branch of a foreign bank; or

•

a segregated account at a United States bank or a domestic branch of a foreign bank that is rated in the highest long term or short term rating category by the rating agencies that rate the issuance trust’s notes.

The trust accounts are currently maintained in the corporate trust department at Citibank.

Funds maintained in the trust accounts may only be invested in Eligible Investments. Investment earnings on funds in the principal funding subaccount for a class of notes will be applied to make interest payments on that class of notes. Investment earnings on funds in the other trust accounts will be allocated as described under “Deposit and Application of Funds— Allocation of Finance Charge Collections to Accounts.” Any loss resulting from the investment of funds in the trust accounts will be charged to the trust subaccount incurring the loss.

Limited Recourse to the Issuance Trust; Security for the Notes

Only the portion of finance charge collections and principal collections under the collateral certificate available to a class of notes after giving effect to all allocations and reallocations, the applicable trust accounts, any applicable derivative agreement and proceeds of sales of credit card receivables held by the master trust provide the source of payment for principal of or interest on any class of notes. Noteholders will have no recourse to any other assets of the issuance trust or any other person or entity for the payment of principal of or interest on the notes.

The notes of all series are secured by a shared security interest in the collateral certificate and the collection account, but each class of notes is entitled to the benefits of only that portion of those assets allocated to it under the indenture. Each class of notes is also secured by a security interest in the applicable principal funding subaccount, the applicable interest funding subaccount, in the case of classes of Class C notes, the applicable Class C reserve subaccount, any applicable supplemental account, and by a security interest in any applicable derivative agreement.

The Indenture Trustee

Deutsche Bank Trust Company Americas is the trustee under the indenture for the notes. Its principal corporate trust office is located at 60 Wall Street, Attention: Global Securities Services—Structured Finance Services, New York, New York 10005. It is a New York banking corporation that provides trustee services, and has served as trustee in numerous asset-backed securitization transactions and programs involving pools of credit card receivables.

Under the terms of the indenture, the issuance trust has agreed to pay to the indenture trustee reasonable compensation for performance of its duties under the indenture. The indenture trustee has agreed to perform only those duties specifically set forth in the indenture. Many of the duties of the indenture trustee are described throughout this prospectus. Under the terms of the indenture, the indenture trustee’s limited responsibilities include the following:

•	to deliver to noteholders of record and rating agencies notices, reports and other documents received by the indenture trustee, as required under the indenture;

•	to authenticate, deliver, cancel and otherwise administer the notes;

•	to maintain custody of the collateral certificate;

•	to establish and maintain necessary issuance trust accounts and to maintain accurate records of activity in those accounts as specified in the indenture;

•	to invest funds in the issuance trust accounts at the direction of the issuance trust;

•	to represent the noteholders in interactions with clearing agencies and other similar organizations;

•	to distribute and transfer funds in accordance with the terms of the indenture;

•

to periodically report on and notify noteholders of matters relating to actions taken by the indenture trustee, property and funds that are subject to the lien of the indenture and other similar matters; and

•	to perform other administrative functions identified in the indenture.

In addition, the indenture trustee has the discretion to require the issuance trust to institute and maintain suits to protect the interest of the noteholders in the collateral certificate. The indenture trustee is not liable for any errors of judgment as long as the errors are made in good faith and the indenture trustee was not negligent. The indenture trustee is not responsible for any investment losses to the extent that they result from investments permitted under the indenture.

If an event of default occurs, in addition to the responsibilities described above, the indenture trustee is required to exercise its rights and powers under the indenture to protect the interests of the noteholders using the same degree of care and skill in their exercise as a fiduciary would under the same circumstances in the conduct of its own affairs. If an event of default occurs and is continuing, the indenture trustee will be responsible for enforcing the agreements and the rights of the noteholders. The indenture trustee may, under limited circumstances, have the right or the obligation to do the following:

•	demand immediate payment by the issuance trust of all principal and accrued interest on the notes;

•	elect to continue to hold the collateral certificate and make payments to noteholders to the extent funds are received on the collateral certificate;

•	protect the interests of the noteholders in the collateral certificate or the receivables in a bankruptcy or insolvency proceeding;

•	prepare and send timely notice to noteholders and rating agencies rating the notes of the event of default, and timely publish such notice in an authorized newspaper in accordance with the indenture;

•	institute judicial proceedings for the collection of amounts due and unpaid; and

•	cause the master trust to sell credit card receivables.

Following an event of default, the majority holders of any series or class of notes will have the right to direct the indenture trustee to exercise remedies available to the indenture trustee under the indenture. In such case, the indenture trustee may decline to follow the direction of the majority holders only if it determines that: (1) the action so directed conflicts with applicable state or federal law or (2) the action so directed would involve it in personal liability.

The indenture trustee may resign at any time. The issuance trust may also remove the indenture trustee if the indenture trustee is no longer eligible to act as trustee under the indenture or under the Trust Indenture Act of 1939, if the indenture trustee becomes incapable of acting in respect of the notes or if the indenture trustee becomes insolvent. In all circumstances, the issuance trust must appoint a successor trustee for the notes. Any resignation or removal of the indenture trustee and appointment of a successor trustee will not become effective until the successor trustee accepts the appointment.

The issuance trust or its affiliates may maintain accounts and other banking or trustee relationships with the indenture trustee and its affiliates.

The issuance trust will indemnify the indenture trustee for any loss, claim or expense incurred in connection with its capacity as indenture trustee. The aggregate amount payable to the indenture trustee for any monthly period, whether for accrued fees and expenses, indemnity payments or other amounts, is limited to the lesser of (i) $400,000 and (ii) 0.05% of the aggregate nominal liquidation amount of the outstanding notes as of the end of the preceding monthly period. The indenture trustee has recourse only to finance charge collections for these payments, and such payments are secured by a lien prior to the notes on all property of the issuance trust, except funds held in the trust accounts. See Annex V to this prospectus for a table describing the fees and expenses payable from finance charge collections.

DEPOSIT AND APPLICATION OF FUNDS

The indenture specifies how finance charge collections and principal collections allocated to the collateral certificate and payments received from counterparties under derivative agreements will be deposited into the trust accounts established for each class or subclass of notes to provide for the payment of principal and interest on those notes as the payments become due. Following are summaries of those provisions.

Allocation of Finance Charge Collections to Accounts

Each month, the indenture trustee will allocate, or cause to be allocated, finance charge collections—together with any other funds to be treated as finance charge collections—received that month from the collateral certificate and investment earnings on funds in the trust accounts other than the principal funding account as follows:

•	first, to pay the fees and expenses of, and other amounts due to, the indenture trustee;

•

second, to make the targeted deposit to the interest funding account to fund the payment of interest on the notes, other than any class of notes that has directed the master trust to sell credit card receivables as described in “—Sale of Credit Card Receivables”;

•

third, to make a reinvestment in the collateral certificate if the nominal liquidation amount of any class of notes, plus any amounts on deposit in that class’s principal funding subaccount, is less than the outstanding dollar principal amount of that class, or to reimburse reallocations from the principal funding subaccount of any class of notes that has directed a sale of receivables;

•	fourth, to make the targeted deposit to the Class C reserve account, if any;

•	fifth, to make any other payment or deposit required by any series, class or subclass of notes; and

•	sixth, to the issuance trust.

See Annex III to this prospectus for a diagram of the allocation of finance charge collections.

Other funds to be treated as finance charge collections include income and other gain on the trust accounts—other than the principal funding account—and amounts remaining on deposit in the trust subaccounts after payment in full of the applicable subclass of notes.

The indenture trustee has appointed Citibank as the indenture trustee’s agent to make the allocations of finance charge collections described above.

Allocation of Principal Collections to Accounts

Each month, the indenture trustee will allocate, or cause to be allocated, principal collections received that month from the collateral certificate—together with other funds that are to be treated as principal collections—as follows:

•

first, if the amount available under item second under “—Allocation of Finance Charge Collections to Accounts” is not enough to make the full targeted deposit into the interest funding subaccount for any class of notes, principal collections allocable to the subordinated classes of notes of that series—together with proceeds of sales of principal receivables described under “—Sale of Credit Card Receivables” in the principal funding subaccounts of the subordinated classes of notes of that series—

will be reallocated to the senior classes of notes of that series to the extent of the required subordinated amount of the senior classes of notes of that series. Those reallocations will be made in the following order:

—	from Class C notes of that series to Class A notes of that series;

—	from Class C notes of that series to Class B notes of that series; and

—	from Class B notes of that series to Class A notes of that series;

•	second, to make the targeted deposits to the principal funding account; and

•	third, to the master trust, to be reinvested in the collateral certificate.

See Annex IV to this prospectus for a diagram of the allocation of principal collections.

Other funds that are to be treated as principal collections include funds released from principal funding subaccounts when prefunding is no longer necessary, as described in “—Withdrawals from Principal Funding Account.” If a class of notes directs the master trust to sell credit card receivables as described in “—Sale of Credit Card Receivables,” the proceeds of that sale will be treated as principal collections for item first, but not for item second or third.

The amount of principal collections that may be allocated to pay interest is limited as described under “—Limit on Reallocations of Principal Collections from Subordinated Classes Taken to Benefit Senior Classes of the Citiseries.”

The Invested Amount of the collateral certificate will be reduced by the amount of principal collections used to make deposits into the interest funding account and deposits into the principal funding account. If the Invested Amount of the collateral certificate is reduced because principal collections have been used to make deposits into the interest funding account, the amount of finance charge collections and principal collections allocated to the collateral certificate will be reduced in later months unless the reduction in the Invested Amount is reimbursed from Excess Finance Charge Collections.

The indenture trustee has appointed Citibank as the indenture trustee’s agent to make the allocations of principal collections described above.

Targeted Deposits of Finance Charge Collections to the Interest Funding Account

The aggregate deposit targeted to be made each month to the interest funding account with finance charge collections and other amounts that are to be treated as finance charge collections will be equal to the sum of the interest funding account deposits targeted to be made for each class or subclass of notes. These requirements are set forth below. The deposit targeted for any month will also include any shortfall in the targeted deposit from any prior month. Notes other than the Class 201[•]-[•][ •] notes offered by this prospectus may have different targeted deposits.

•

Interest Payments not Covered by a Derivative Agreement.    If a class or subclass of notes provides for interest payments that are not covered by a derivative agreement, the deposit targeted for that class or subclass of notes for any month will be equal to the amount of interest accrued on the outstanding dollar principal amount of that class or subclass, during the period from the prior Monthly Interest Date—or the date of issuance of that class or subclass for the determination for the first Monthly Interest Date—to the first Monthly Interest Date after the end of the month. If a class or subclass of notes provides for interest payments that are partially covered by a derivative agreement—for example, an interest rate cap—the deposit targeted for that class or subclass for any month will be computed in the same manner, but will be reduced by the amount of the payment for interest received from the derivative counterparty.

•

Notes with Performing Derivative Agreements.    If a class or subclass of U.S. dollar notes or foreign currency notes has a Performing derivative agreement for interest that provides for monthly payments to the applicable derivative counterparty, the deposit targeted for that class or subclass of notes is equal to the amount required to be paid to the applicable derivative counterparty on the payment date following the end of that month.

If a class or subclass of U.S. dollar notes (or foreign currency notes) has a Performing derivative agreement for interest that provides for payments less frequently than monthly to the applicable derivative counterparty, the deposit targeted for that class or subclass of notes for each month is equal to the amount required to be paid to the applicable derivative counterparty on the next payment date following the end of that month taking into account the applicable interest rate and day count convention, but allocated pro rata to that month as provided in the derivative agreement, or as otherwise provided in the applicable derivative agreement.

•

U.S. Dollar Notes with Non-Performing Derivative Agreements.    If a class or subclass of U.S. dollar notes has a non-Performing derivative agreement for interest, the deposit targeted for that class or subclass for each month unless otherwise provided in the applicable derivative agreement will be equal to the amount of interest accrued on the outstanding dollar principal amount of those notes, after deducting any amounts on deposit in the applicable principal funding subaccount, during the period from the prior Monthly Interest Date to the first Monthly Interest Date after the end of that month to the extent which that interest would have been covered by the non-Performing derivative agreement.

•

Foreign Currency Notes with Non-Performing Derivative Agreements.     If a class or subclass of foreign currency notes, which are not offered pursuant to this prospectus, has a non-Performing derivative agreement for interest that provides for monthly payments to the applicable derivative counterparty, then the calculation of the targeted deposit is made with reference to the amount of U.S. dollars that would have been payable to the applicable derivative counterparty on the payment date following the applicable month if the derivative agreement were Performing, or as otherwise provided in the applicable derivative agreement.

If a class or subclass of foreign currency notes, which are not offered pursuant to this prospectus, has a non-Performing derivative agreement for interest that provides for payments less frequently than monthly to the applicable derivative counterparty, the deposit targeted for that class or subclass of notes for each month is equal to the amount that would have been required to be paid to the applicable derivative counterparty on the next payment date following the end of that month taking into account the applicable interest rate and day count convention, but allocated pro rata to that month as provided in the derivative agreement, or as otherwise provided in the applicable derivative agreement.

Each of the deposits described above will be reduced proportionately for any funds on deposit in the principal funding subaccount for the applicable class or subclass of notes, for which the applicable deposit will be made to the interest funding account as described under “Deposits of Principal Funding Subaccount Earnings in Interest Funding Subaccount; Principal Funding Subaccount Earnings Shortfall.”

In addition, for each month each of the following deposits will be targeted to be made to the interest funding account with finance charge collections and other amounts to be treated as finance charge collections, pro rata with the deposits described above.

•

Specified Deposits.    [The Class 201[•]-[•][•] notes do not have any different or additional deposits than described above.][The Class 201[•]-[•][•] notes have the following different or additional deposits [insert description of deposits].]

•

Interest on Overdue Interest.    The deposit targeted for any class or subclass of notes that has accrued and overdue interest for any month will be the interest accrued on that overdue interest. Interest on overdue interest will be computed from and including the interest payment date in that month to but excluding the interest payment date next following that month, at the rate of interest applicable to principal of that class or subclass.

If the amount of finance charge collections is not enough to make all of the deposits described above for any class of notes, then principal collections allocable to subordinated classes of notes and receivables sales proceeds received by subordinated classes of notes as described under “—Sale of Credit Card Receivables” will be reallocated first, from the Class C notes of that series to the Class A notes of that series, second, from the Class C notes of that series to the Class B notes of that series, and third, from the Class B notes of that series to the Class A notes of that series, in each case, to the extent of the required subordinated amount of the senior class of notes.

Each deposit to the interest funding account will be made on the applicable Monthly Interest Date, or as much earlier as necessary to make timely deposit or payment to the applicable interest funding subaccount or derivative counterparty.

A single class or subclass of notes may be entitled to more than one of the preceding deposits, plus deposits from other sources, described under “—Deposit of Principal Funding Subaccount Earnings in Interest Funding Subaccounts; Principal Funding Subaccount Earnings Shortfall.”

A class of notes that has directed the master trust to sell credit card receivables as described in “—Sale of Credit Card Receivables,” will not be entitled to receive any of the preceding deposits to be made to its interest funding subaccount from finance charge collections, other amounts to be treated as finance charge collections or reallocated principal collections.

Payments Received from Derivative Counterparties for Interest

Payments received under derivative agreements for interest on notes payable in U.S. dollars will be deposited into the applicable interest funding subaccount. Payments received under derivative agreements for interest on foreign currency notes will be made directly to the applicable paying agent for payment to the holders of those notes. [The Class 201[  ]-[  ][  ] notes do not have the benefit of an interest rate swap, cap or collar.] [For a discussion of the derivative agreement associated with the Class  201[•]-[• ][•] notes, see “The Class 201[•]-[•][•] Notes—Summary of Terms—The Interest Rate [Swap] [Cap] [Collar].”]

Deposit of Principal Funding Subaccount Earnings in Interest Funding Subaccounts; Principal Funding Subaccount Earnings Shortfall

Investment earnings on amounts on deposit in the principal funding subaccount for a class of notes will be deposited monthly into that class’s interest funding subaccount.

The issuance trust will notify the master trust from time to time of the aggregate amount on deposit in the principal funding account, other than with respect to classes that have directed the master trust to sell credit card receivables as described in “—Sale of Credit Card Receivables.” Whenever there is any amount on deposit in any principal funding subaccount, other than with respect to classes that have directed the master trust to sell receivables, the master trust will designate an equal amount of the seller’s interest, and the finance charge collections allocable to the designated portion of the seller’s interest will be applied as follows: Each month the issuance trust will calculate the targeted amount of principal funding subaccount earnings for each class or subclass of notes, which will be equal to the amount that the funds on deposit in each principal funding subaccount would earn at the interest rate payable by the issuance trust—taking into account payments and receipts under applicable derivative agreements—on the related class or subclass of notes. As a general rule, if the amount actually earned on the funds on deposit is less than the targeted amount of earnings, then the shortfall will be made up from the finance charge collections allocated to the corresponding designated portion of the seller’s interest. A class of notes that has directed the master trust to sell credit card receivables as described in “—Sale of Credit Card Receivables,” will not be entitled to any finance charge collections from the designated portion of the seller’s interest if there is an earnings shortfall in its principal funding subaccount.

If the amount of principal funding subaccount earnings for any class or subclass of notes for any month is greater than the targeted principal funding subaccount earnings for that month, the amount of the excess will be treated as finance charge collections.

Deposits of Withdrawals from the Class C Reserve Account to the Interest Funding Account

Withdrawals made from any Class C reserve subaccount will be deposited into the applicable interest funding subaccount to the extent described under “—Withdrawals from the Class C Reserve Account.”

Allocation to Interest Funding Subaccounts

The aggregate deposit of finance charge collections and reallocated principal collections made each month to the interest funding account will be allocated, and a portion deposited in the interest funding subaccount established for each class or subclass of notes, based on the following rules:

(1)	Available Amounts Are Equal to Targeted Amounts. If the aggregate amount of finance charge collections available for deposit to the interest funding account is equal to the sum of the deposits of finance charge collections targeted by each class or subclass of notes, then that targeted amount is deposited in the interest funding subaccount established for each class or subclass.

(2)	Available Amounts Are Less Than Targeted Amounts. If the aggregate amount of finance charge collections available for deposit to the interest funding account is less than the sum of the deposits of finance charge collections targeted by each class or subclass of notes, then the amount available to be deposited into the interest funding account will be allocated to each series of notes pro rata based on the aggregate nominal liquidation amount of notes in that series.

•

For all series of notes identified as “Group 1” series (like the Citiseries Class 201[•]-[•][ •] notes), the allocation of finance charge collections is reaggregated into a single pool, and reallocated to each series, class or subclass of notes in Group 1 pro rata based on the amount of the deposit targeted by that series, class or subclass and not based on the nominal liquidation amount of notes in that series, class or subclass.

•	For all series of notes identified as in another group, the allocation of finance charge collections will be based on a rule for that group determined at the time of issuance of such notes.

(3)	Other Funds not Reallocated. Funds on deposit in an interest funding subaccount from earlier months, funds representing interest on amounts in deposit in the related principal funding subaccount, and payments received from derivative counterparties in the current month will not be reallocated to other interest funding subaccounts. These funds remain in the interest funding subaccount into which they were deposited until they are withdrawn to be paid to the applicable noteholder or derivative counterparty.

The principal collections deposited into the interest funding account will be allocated to each class or subclass of Class A notes and Class B notes based on the amount of the deposit targeted by that class or subclass. However, these deposits are limited to the extent described under “—Limit on Reallocations of Principal Collections from Subordinated Classes Taken to Benefit Senior Classes of the Citiseries.”

Withdrawals from Interest Funding Account

After giving effect to all deposits and reallocations of funds in the interest funding account in a month, the following withdrawals from the applicable interest funding subaccount will be made, but in no event more than the amount on deposit in the applicable interest funding subaccount. A class or subclass of notes may be entitled to more than one of the following withdrawals in a particular month. Notes other than the Class  201[•]-[• ][•] notes offered by this prospectus may be entitled to different withdrawals.

(1)	Withdrawals for U.S. Dollar Notes with no Derivative Agreement for Interest. On each applicable interest payment date for each class or subclass of U.S. dollar notes, an amount equal to interest due on the applicable class or subclass of notes on the applicable interest payment date will be withdrawn from that interest funding subaccount and paid to the applicable paying agent.

(2)	Withdrawals for Notes with Performing Derivative Agreements for Interest. On each date on which a payment is required under the applicable derivative agreement, or a date specified in this prospectus, with respect to any class or subclass of notes that has a Performing derivative agreement for interest, an amount equal to the amount of the payment to be made under the applicable derivative agreement will be withdrawn from that interest funding subaccount and paid to the applicable derivative counterparty.

(3)	Withdrawals for Notes with Non-Performing Derivative Agreements for Interest in U.S. Dollars. On each interest payment date, or a date otherwise specified in this prospectus, for a class or subclass of U.S. dollar notes that has a non-Performing derivative agreement for interest, an amount equal to the amount of interest payable on that interest payment date will be withdrawn from that interest funding subaccount and paid to the applicable paying agent.

If the aggregate amount available for withdrawal from an interest funding subaccount is less than all withdrawals required to be made from that subaccount in a month after giving effect to all deposits and reallocations, then the amounts on deposit in the interest funding account will be withdrawn and, if payable to more than one person, applied pro rata based on the amounts of the withdrawals required to be made.

After payment in full of any class or subclass of notes, any amount remaining on deposit in the applicable interest funding subaccount will be treated as finance charge collections.

Targeted Deposits of Principal Collections to the Principal Funding Account

The aggregate amount targeted to be deposited into the principal funding account in any month will be the sum of the following amounts. If a single class or subclass of notes is entitled to more than one of the following deposits in any month, the deposit targeted for that month will be the highest of the targeted amounts for that month, plus any shortfall in the targeted deposit from any prior month, but not more than the nominal liquidation amount of that class of notes. These requirements are set forth below. Notes other than the notes offered by this prospectus may have different targeted deposits.

(1)	Expected Principal Payment Date. With respect to the last month before the expected principal payment date of a class or subclass of notes, and each following month, the deposit targeted for that class or subclass of notes with respect to that month is equal to the aggregate nominal liquidation amount of that class or subclass of notes.

(2)	Budgeted Deposits. Each month beginning with the twelfth month before the expected principal payment date of a class or subclass of Class A notes, the deposit targeted to be made into the principal funding subaccount for that class or subclass will be the monthly accumulation amount for that class or subclass if no amount is specified, equal to, in the case of the Citiseries or other multiple issuance series, one-twelfth of the projected outstanding dollar principal amount of that class or subclass of notes as of its expected principal payment date, after deducting any amounts already on deposit in the applicable principal funding subaccount.

The issuance trust may postpone the date of the targeted deposits under the previous sentence. If the issuance trust and the master trust determine that less than twelve months would be required to accumulate the principal collections necessary to pay a class of notes on its expected principal payment date, using conservative historical information about payment rates of principal receivables under the master trust, and after taking into account all of the other expected payments of principal of master trust investor certificates and notes to be made in the next twelve months then the start of the accumulation period may be postponed each month by one month, with proportionately larger accumulation amounts for each month of postponement.

(3)	Prefunding of the Principal Funding Account for Senior Classes. If the issuance trust determines that any expected principal payment date, early redemption event, event of default or other date on which principal is payable because of a mandatory or optional redemption with respect to any class or subclass of Class C notes will occur at a time when the payment of all or part of that class or subclass of Class C notes would be prohibited because it would cause a deficiency in the required subordinated amount of the Class A notes or Class B notes of the same series, the targeted deposit amount for the Class A notes and Class B notes of that series will be an amount equal to the portion of the nominal liquidation amount of the Class A notes and Class B notes that would have to cease to be outstanding in order to permit the payment of that class of Class C notes.

If the issuance trust determines that any expected principal payment date, early redemption event, event of default or other date on which principal is payable because of a mandatory or optional redemption with respect to any Class B notes will occur at a time when the payment of all or part of that class or subclass of Class B notes would be prohibited because it would cause a deficiency in the required subordinated amount of the Class A notes of the Citiseries, the targeted deposit amount for the Class A notes of that series will be an amount equal to the portion of the nominal liquidation amount of the Class A notes that would have to cease to be outstanding in order to permit the payment of that class of Class B notes.

Prefunding of the principal funding subaccount for the senior classes of the Citiseries will continue until

•	enough notes of senior classes of that series are repaid so that the subordinated notes that are payable are no longer necessary to provide the required subordinated amount of the outstanding senior notes; or

•	new classes of subordinated notes of the Citiseries are issued so that the subordinated notes that are payable are no longer necessary to provide the required subordinated amount of the outstanding senior notes; or

•	the principal funding subaccounts for the senior classes of notes of that series are prefunded so that none of the subordinated notes that are paid are necessary to provide the required subordinated amount.

When the prefunded amounts are no longer necessary, they will be withdrawn from the principal funding account and treated as principal collections for allocation to other classes of notes as described in “Deposit and Application of Funds—Allocation of Principal Collections to Accounts,” or reinvested in the collateral certificate.

If any class of senior notes becomes payable as a result of an early redemption event, event of default or other optional or mandatory redemption, or upon reaching its expected principal payment date, any prefunded amounts on deposit in its principal funding subaccount will be paid to senior noteholders of that class and deposits to pay the notes will continue as necessary to pay that class.

(4)	Event of Default, Early Redemption Event or Other Optional or Mandatory Redemption. If any class or subclass of notes has been accelerated after the occurrence of an event of default during that month, or if any class or subclass of notes is required to be redeemed following an early redemption event or other optional or mandatory redemption, the deposit targeted for that class or subclass of notes with respect to that month is equal to the nominal liquidation amount of that class or subclass of notes.

Payments Received from Derivative Counterparties for Principal

No notes offered pursuant to this prospectus will have a derivative agreement for principal and it is unlikely that any class or subclass of U.S. dollar notes not offered pursuant to this prospectus will have a derivative agreement for principal. However, if any class or subclass of notes not offered pursuant to this prospectus does have a derivative agreement for principal, it is likely that those notes will be foreign currency notes. In that case, payments received under derivative agreements for principal on those notes will be made directly to the applicable paying agent for payment to the holders of the applicable class or subclass of notes.

Deposits of Withdrawals from the Class C Reserve Account to the Principal Funding Account

Withdrawals from any Class C reserve subaccount will be deposited into the applicable principal funding subaccount to the extent described under “—Withdrawals from the Class C Reserve Account.”

Deposits of Proceeds of the Sale of Credit Card Receivables

The net proceeds of the sale of any credit card receivables by the master trust that are received by the issuance trust will be deposited into the applicable principal funding subaccount. See “—Sale of Credit Card Receivables.”

Reallocation of Funds on Deposit in the Principal Funding Subaccounts

Funds on deposit in the principal funding account each month will be allocated, and a portion deposited in the principal funding subaccount established for each class or subclass of notes, based on the following rules:

(1)	Deposits Equal Targeted Amounts. If the aggregate deposit to the principal funding account is equal to the sum of the deposits targeted by each class or subclass of notes, then the targeted amount is deposited in the principal funding subaccount established for each class or subclass.

(2)	Deposits Are Less Than Targeted Amounts. If the amount on deposit in any principal funding subaccount for a subclass of Class A notes of a series, including the Citiseries, is less than the sum of the deposits targeted with respect to that subclass, other than the amount targeted for deposit with respect to an optional redemption of a subclass of notes of that class, then amounts on deposit or to be deposited in the principal funding subaccounts established for Class B notes and Class C notes for that series will be reallocated to make the targeted deposit into the Class A principal funding subaccount, to be made first from the Class C principal funding subaccount in that series and second from Class B principal funding subaccount in that series, in each case, to the extent of the required subordinated amount of the Class A notes of that series. If more than one subclass of Class A notes of a series needs to use amounts on deposit in the principal funding subaccount for the Class B notes and the Class C notes of that series, then withdrawals will be allocated pro rata based on the nominal liquidation amounts of the classes or subclasses of Class A notes that require funding.

If the amount on deposit in any principal funding subaccount for a subclass of Class B notes of a series, including the Citiseries, is less than the sum of the deposits targeted with respect to that subclass, other than the amount targeted for deposit with respect to an optional redemption of a subclass of notes of that class, then amounts on deposit or to be deposited in the principal funding subaccount established for Class C notes of that series will be reallocated to make the targeted deposit into the Class B principal funding subaccount to the extent of the required subordinated amount of the Class B Notes of that series. If more than one subclass of Class B notes of a series needs to use amounts on deposit in the principal funding subaccount for the Class C notes of that series, then withdrawals will be allocated pro rata based on the nominal liquidation amounts of the classes or subclasses of Class B notes that require funding.

See Annex IV to this prospectus for a diagram of the allocation of principal collections.

(3)	Proceeds of Sales of Credit Card Receivables. Proceeds of sales of credit card receivables on deposit in the principal funding subaccount for a class of notes may not be reallocated to the principal funding subaccount for any senior class but may be reallocated to be treated as finance charge collections to pay interest on senior classes of notes of the same series or to reimburse charge-offs of principal receivables in the master trust. See “—Sale of Credit Card Receivables.”

(4)	Other Funds not Reallocated. Funds on deposit in a principal funding subaccount from withdrawals from the Class C reserve account or payments received from derivative counterparties will not be reallocated to other principal funding subaccounts.

Because the nominal liquidation amount of a class of notes is reduced by amounts on deposit in that class’s principal funding subaccount, the deposit of principal collections into the principal funding subaccount for a subordinated class of notes initially reduces the nominal liquidation amount of that subordinated class. However, if funds are reallocated from the principal funding subaccount for a subordinated class to the principal funding subaccount for a senior class of the same series, the result is that the nominal liquidation amount of the senior class, and not of the subordinated class, is reduced by the amount of the reallocation.

If the nominal liquidation amount of a subordinated class of notes has been reduced by charge-offs of principal receivables in the master trust and reallocations of principal collections to pay interest on senior classes of notes, and then reimbursed from Excess Finance Charge Collections, the reimbursed portion is no longer subordinated to notes of the senior classes of the same series that were outstanding on the date of that reimbursement. This reimbursed amount will not be reallocated to any notes that were outstanding before the date of that reimbursement. However, for the Citiseries, of which the Class 201[•]-[•][• ] notes are a part, or any other multiple issuance series, the reimbursed amount is subordinated to any notes of the senior classes of the same series that were issued after the date of that reimbursement, and may be reallocated to those notes.

Withdrawals from Principal Funding Account

After giving effect to all deposits and reallocations of funds in the principal funding account in a month, the following withdrawals from the applicable principal funding subaccount will be made, but in no event more than the amount on deposit in the applicable principal funding subaccount. A class or subclass of notes may be entitled to more than one of the following withdrawals in a particular month. Notes other than the notes offered by this prospectus may be entitled to different withdrawals.

(1)	Withdrawals for U.S. Dollar Notes with no Derivative Agreement for Principal. On each applicable principal payment date, or a date determined in connection with the issuance of a class or subclass of notes, with respect to each class or subclass of U.S. dollar notes that has no derivative agreement for principal, including the Class 201[•]-[•][ •] notes, an amount equal to the principal due on the applicable class or subclass of notes on the applicable principal payment date will be withdrawn from the applicable principal funding subaccount and [paid to the applicable paying agent] [describe any other alternative treatment applicable to the Class 201[•]-[•][•] notes].

(2)	Withdrawals for Notes with Performing Derivative Agreement for Principal. On each date on which a payment is required under the applicable derivative agreement, or a date determined in connection with the issuance of a class or subclass of notes, with respect to any class or subclass of notes that has a Performing derivative agreement for principal, which are not offered pursuant to this prospectus, an amount equal to the amount of the payment to be made under the applicable derivative agreement will be withdrawn from the applicable principal funding subaccount and paid to the applicable derivative counterparty.

(3)	Withdrawals for Foreign Currency Notes with Non-Performing Derivative Agreements for Principal. On each principal payment date with respect to a class or subclass of foreign currency notes, which are not offered pursuant to this prospectus, that has a non-Performing derivative agreement for principal, or a date determined in connection with the issuance of such class or subclass of notes, an amount equal to the amount of U.S. dollars necessary to be converted at the applicable exchange rate to pay the foreign currency principal due on that class or subclass of notes on the applicable principal payment date will be withdrawn from the applicable principal funding subaccount and converted to the applicable foreign currency at the prevailing spot exchange rate and paid to the applicable paying agent. Any excess U.S. dollar amount will be retained on deposit in the applicable principal funding subaccount to be applied to make principal payments on later principal payment dates.

(4)

Withdrawal of Prefunded Amount.    If prefunding of the principal funding subaccounts for senior classes of notes is no longer necessary as a result of payment of senior notes or issuance of additional subordinated notes, as described under “—Targeted Deposits of Principal Collections to the Principal Funding Account— Prefunding of the Principal Funding Account for Senior Classes,” the prefunded amounts will be withdrawn from the principal funding account and treated as principal collections for allocation to other classes of notes as described in “—Allocation of Principal Collections to Accounts,” or reinvested in the collateral certificate.

(5)	Withdrawal of Proceeds of Sales of Credit Card Receivables. If a subordinated class of notes has directed the master trust to sell credit card receivables as described in “—Sale of Credit Card Receivables,” the proceeds of that sale will be withdrawn from the principal funding subaccount to the extent those proceeds are required to be treated as finance charge collections to make targeted deposits in the interest funding account as described in “—Allocation of Finance Charge Collections to Accounts” for the benefit of senior classes of the same series, and to the extent required to reimburse the master trust for credit card charge-offs allocated to the senior classes of the same series.

After payment in full of any class or subclass of notes, any amount remaining on deposit in the applicable principal funding subaccount will be treated as finance charge collections.

Limit on Reallocations of Principal Collections from Subordinated Classes Taken to Benefit Senior Classes of the Citiseries

For the Citiseries, of which the Class 201[•]-[•][•] notes are a part, or any other multiple issuance series, the amount of principal collections that may be reallocated from subordinated classes of notes to senior classes of the same series is limited as follows:

Limit on Reallocations to a Subclass of Class A Notes from Class C Notes.    Principal collections that would otherwise have been allocated to the Class C notes of the Citiseries may be reallocated to the interest funding subaccount for a subclass of Class A notes of the same series only to the extent, after giving effect to that reallocation, that the Class A usage of the Class C subordinated amount is not greater than the required subordinated amount of Class C notes for that subclass of Class A notes. For this purpose, Class A usage of Class C subordinated amount is equal to the sum of the following amounts:

•	the cumulative sum of principal collections previously reallocated from Class C notes of that series to the interest funding subaccount for that subclass of Class A notes.

•

plus, a portion of each reallocation of principal collections from Class C notes of that series to the interest funding subaccounts for Class B notes of that series while that subclass of Class A notes is outstanding. These amounts will be treated as usage of the Class A required subordinated amount of Class C notes pro rata based on the ratio of the Class A required subordinated amount of Class B notes to the aggregate outstanding dollar principal amount of all Class B notes of that series.

•

plus, the portion of the cumulative amount of charge-offs of principal receivables in the master trust that is treated as usage of the Class A required subordinated amount of Class C notes. This amount is equal to the sum of the following amounts, and is calculated on each day on which there is an allocation of charge-offs of principal receivables in held in the master trust:

—	the amount of charge-offs of principal receivables in the master trust that are initially allocated to that subclass of Class A notes but then reallocated to Class C notes of that series.

—	plus, a portion of the charge-offs of principal receivables in the master trust that are initially allocated to Class B notes of that series but then reallocated to Class C notes of that series. These amounts will be treated as usage of the Class A required subordinated amount of Class C notes pro rata based on the ratio of the Class A required subordinated amounts of Class B notes to the aggregate outstanding dollar principal amount of the Class B notes of that series.

—	plus, a portion of the charge-offs of principal receivables in the master trust that are initially allocated to Class C notes of that series. These amounts will be treated as usage of the Class A required subordinated amount of Class C notes pro rata based on the ratio of the Class A required subordinated amounts of Class C notes to the aggregate outstanding dollar principal amount of the Class C notes of that series.

Limit on Reallocations to a Subclass of Class A Notes from Class B Notes.    Principal collections that would otherwise have been allocated to the Class B notes of the Citiseries may be reallocated to the interest funding subaccount for a subclass of Class A notes of the same series only to the extent, after giving effect to that reallocation, that the Class A usage of the Class B subordinated amount is not greater than the required subordinated amount of Class B notes for that subclass of Class A notes. For this purpose, Class A usage of Class B subordinated amount is equal to the sum of the following amounts:

•	the cumulative sum of principal collections reallocated from Class B notes of that series to the interest funding subaccount for that subclass of Class A notes.

•

plus, the portion of the charge-offs of principal receivables in the master trust that is treated as usage of the Class A required subordinated amount of Class B notes. This amount is equal to the sum of the following amounts, and is calculated on each day on which there is an allocation of charge-offs of principal receivables in held in the master trust:

—	the amount of charge-offs of principal receivables in the master trust that are initially allocated to that subclass of Class A notes but then reallocated to Class B notes of that series.

—	plus, a portion of the charge-offs of principal receivables in the master trust that are initially allocated to Class B notes of that series and not reallocated to Class C notes of that series. These amounts will be treated as usage of the Class A required subordinated amount of Class B notes pro rata based on the ratio of the Class A required subordinated amounts of Class B notes to the aggregate outstanding dollar principal amount of the Class B notes of that series.

Limit on Reallocations to a Subclass of Class B Notes from Class C Notes.    Principal collections that would otherwise have been allocated to the Class C notes of the Citiseries may be reallocated to the interest funding subaccount for a subclass of Class B notes of the same series only to the extent, after giving effect to that reallocation, that the Class B usage of the

Class C subordinated amount is not greater than the required subordinated amount of Class C notes for that subclass of Class B notes. For this purpose, Class B usage of Class C subordinated amount is equal to the sum of the following amounts:

•	the cumulative sum of principal collections reallocated from Class C notes of that series to the interest funding subaccount for that subclass of Class B notes.

•

plus, a portion of each reallocation of principal collections from Class C notes of that series to the interest funding subaccounts for Class A notes of that series while that subclass of Class B notes is outstanding. These amounts will be treated as usage of the Class B required subordinated amount of Class C notes pro rata based on the ratio of the nominal liquidation amount of that subclass of Class B notes to the aggregate nominal liquidation amount of all Class B notes of that series. However, because some of the issuance trust’s Class A notes—not offered by this prospectus—do not have the benefit of subordination protection of any Class B notes, reallocations of principal collections from Class C notes to those Class A notes does not count as Class B usage of Class C subordinated amount.

•

plus, the portion of the charge-offs of principal receivables in the master trust that is treated as usage of the Class B required subordinated amount of Class C notes. This amount is equal to the sum of the following amounts, and is calculated on each day on which there is an allocation of charge-offs of principal receivables in the master trust:

—	the amount of charge-offs of principal receivables in the master trust that are initially allocated to that subclass of Class B notes but then reallocated to Class C notes of that series.

—	plus, a portion of the charge-offs of principal receivables in the master trust that are initially allocated to Class A notes of that series but then reallocated to Class C notes of that series. These amounts will be treated as usage of the Class B required subordinated amount of Class C notes pro rata based on the ratio of nominal liquidation amount of that subclass of Class B notes to the aggregate nominal liquidation amount of the Class B notes of that series. However, because some of the issuance trust’s Class A notes—not offered by this prospectus—do not have the benefit of subordination protection of any Class B notes, charge-offs of principal receivables reallocated from those Class A notes to Class C notes do not count as Class B usage of Class C subordinated amount.

—	plus, a portion of the charge-offs of principal receivables in the master trust that are initially allocated to Class C notes of that series. These amounts will be treated as usage of the Class B required subordinated amount of Class C notes pro rata based on the ratio of the Class B required subordinated amounts of Class C notes to the aggregate outstanding dollar principal amount of the Class C notes of that series.

Proceeds of the sale of credit card receivables as described under “—Sale of Credit Card Receivables” that are reallocated from a subordinated class of notes to a senior class of notes are treated the same as reallocated principal collections for purposes of computing the limits on reallocations.

Limit on Repayments of Subordinated Classes of the Citiseries

For the Citiseries, of which the Class 201[•]-[•][ •] notes are a part, or any other multiple issuance series, in general, no funds on deposit in a principal funding subaccount will be applied to pay principal of any note of a subordinated class of that series or to make a payment under a derivative agreement with respect to principal for any note of a subordinated class of that series, and no note of a subordinated class of that series held by the issuance trust, Citibank or their affiliates will be canceled, unless, following that payment or cancellation, the remaining available subordinated amount of notes of that subordinated class of that series is at least equal to the required subordinated amount for the outstanding notes of the senior classes of that series.

For determining whether Class B notes may be repaid or canceled while Class A notes of the same series are outstanding, the remaining available subordinated amount of Class B notes is equal to the sum of:

•

the aggregate nominal liquidation amount of all Class B notes of that series that will remain outstanding after giving effect to the repayment or cancellation of the Class B notes to be repaid or canceled in that month;

•

plus, the aggregate amount on deposit in the principal funding subaccounts for all Class B notes of that series after giving effect to the repayment or cancellation of all Class B notes that are to be repaid or canceled in that month (other than receivables sales proceeds on deposit in those subaccounts);

•

plus, the amount of Class A usage of Class B required subordinated amount in that series, as described in “—Limit on Reallocations of Principal Collections from Subordinated Classes Taken to Benefit Senior Classes of the Citiseries.”

For determining whether Class C notes may be repaid or canceled while Class A notes of the same series are outstanding, the remaining available subordinated amount of Class C notes is equal to the sum of:

•

the aggregate nominal liquidation amount of all Class C notes of that series that will remain outstanding after giving effect to the repayment or cancellation of the Class C notes of that series to be repaid or canceled in that month;

•

plus, the aggregate amount on deposit in the principal funding subaccounts for all Class C notes of that series after giving effect to the repayment or cancellation of all Class C notes that are to be repaid or canceled in that month (other than receivables sales proceeds on deposit in those subaccounts);

•

plus, the amount of Class A usage of Class C required subordinated amount in that series, as described in “—Limit on Reallocations of Principal Collections from Subordinated Classes Taken to Benefit Senior Classes of the Citiseries.”

For determining whether Class C notes may be repaid or canceled while Class B notes of the same series are outstanding, the remaining available subordinated amount of Class C notes is equal to the sum of:

•

the aggregate nominal liquidation amount of all Class C notes of that series that will remain outstanding after giving effect to the repayment or cancellation of the Class C notes of that series to be repaid or canceled in that month;

•

plus, the aggregate amount on deposit in the principal funding subaccounts for all Class C notes of that series after giving effect to the repayment or cancellation of all Class C notes that are to be repaid or canceled in that month (other than receivables sales proceeds on deposit in those subaccounts);

•

plus, the amount of Class B usage of Class C required subordinated amount in that series that directly benefits Class B notes of that series, as described in “—Limit on Reallocations of Principal Collections from Subordinated Classes Taken to Benefit Senior Classes of the Citiseries.”

In determining whether Class C notes of the Citiseries or any other multiple issuance series may be repaid or canceled, the remaining available subordinated amount is compared to the Class B required subordinated amount of Class C notes for the issuance of Class B notes, not the maximum subordinated amount of Class C notes that the Class B notes share with Class A notes of that series. See “The Notes—Issuances of New Series, Classes and Subclasses of Notes—Required Subordination Protection in the Citiseries” and “—Required Subordinated Amount.”

There are exceptions to the limit on repayment of subordinated classes of the Citiseries described in this subheading. These are when the senior classes of notes have been prefunded as described in “—Targeted Deposits of Principal Collections to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes,” when Class C notes are paid with funds available from the applicable Class C reserve subaccount as described in “—Withdrawals from the Class C Reserve Account” and when the subordinated notes reach their legal maturity date.

Subordinated notes that reach their expected principal payment date, or that have an early redemption event, event of default or other optional or mandatory redemption, will not be paid on the next following Monthly Principal Date to the extent that they are necessary to provide the required subordinated amount to senior classes of notes of the same series. If a class of subordinated notes cannot be paid because of the subordination provisions of the indenture, prefunding of the principal funding subaccounts for the senior notes of the same series will begin, as described in “—Targeted Deposits of Principal Collections to the Principal Funding Account.” Thereafter, the subordinated notes will be paid on following Monthly Principal Dates only if:

•

enough notes of senior classes of that series are repaid so that the subordinated notes that are paid are no longer necessary to provide the required subordinated amount of the remaining senior notes; or

•

new classes of subordinated notes of that series are issued so that the subordinated notes that are paid are no longer necessary to provide the required subordinated amount of the outstanding senior notes; or

•

the principal funding accounts of the senior classes of notes of that series are prefunded so that none of the subordinated notes that are paid are necessary to provide the required subordinated amount for senior notes of the same series; or

•	the subordinated notes reach their legal maturity date.

On the legal maturity date of a class of notes, all amounts on deposit in the principal funding subaccount for that class, after giving effect to allocations, reallocations, deposits and sales of receivables, will be paid to the noteholders of that class, even if payment would reduce the amount of subordination protection below the required subordinated amount of the senior classes of notes of that series. See “—Targeted Deposits of Principal Collections to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes,” “—Sale of Credit Card Receivables” and “—Final Payment of the Notes.”

Limit on Allocations of Principal Collections of All Classes or Subclasses of Notes

No principal collections will be allocated to a class or subclass of notes with a nominal liquidation amount of zero, even if the stated principal amount of that class or subclass of notes has not been paid in full. However, any funds in the applicable principal funding subaccount that are not reallocated to other classes of that series, any funds in the applicable interest funding subaccount, and in the case of Class C notes, any funds in the applicable Class C reserve account, will still be available to pay principal of and interest on that class of notes. If the nominal liquidation amount of a class of notes has been reduced due to reallocation of principal collections to pay interest on senior classes of notes or charge-offs of principal receivables in the master trust, it is possible for that class’s nominal liquidation amount to be increased by allocations of Excess Finance Charge Collections.

Targeted Deposits to the Class C Reserve Account

The Class C reserve account will initially not be funded. The Class C reserve account will not be funded unless and until finance charge collections generated by the master trust fall below a level determined in connection with the issuance of each subclass of Class C notes. The Class C reserve account will be funded each month, as necessary, from finance charge collections allocated to the collateral certificate that month after payment of fees and expenses of the master trust servicer and the indenture trustee, targeted deposits to the interest funding account, reimbursement of charge-offs of principal receivables in the master trust that are allocated to the collateral certificate and reimbursement of any deficits in the nominal liquidation amounts of the notes.

The aggregate deposit to be made to the Class C reserve account in each month from finance charge collections will be the sum of Class C reserve account deposits targeted to be made for each class or subclass of Class C notes. [The amount of that deposit and the circumstances that require that deposit to be made in connection with the Class 201[•]-C[•] notes is set forth below.]

If the aggregate deposit made to the Class C reserve account is less than the sum of the targeted deposits for each class of Class C notes, then the amount available will first be allocated to each class that requires a deposit pro rata based on the ratio of the nominal liquidation amount of that class to the aggregate nominal liquidation amount of all Class C notes that have a targeted deposit. Any amount in excess of the amount targeted to be deposited to the Class C reserve subaccount for any class of notes will be reallocated to classes of notes that did not receive their targeted deposits as a result of the initial allocation on the same basis until all available funds are applied.

In addition, if a new issuance of notes of a multiple issuance series results in an increase in the funding deficit of the Class C reserve account for any subclass of Class C notes of that series, the issuance trust will make a cash deposit to that Class C reserve account in the amount of that increase. See “The Notes—Issuances of New Series, Classes and Subclasses of Notes.”

[See “The Class 201[•]-C[•] Notes—Summary of Terms—Class C Reserve Account” for a description of the events triggering a deposit and the amounts of such deposits for the Class 201[•]-C[•] notes.]

Withdrawals from the Class C Reserve Account

Withdrawals will be made from the Class C reserve subaccounts, but in no event more than the amount on deposit in the applicable Class C reserve subaccount, in the following order:

•

Interest and Payments with Respect to Derivative Agreements for Interest.    If the amount on deposit in the interest funding subaccount for any class or subclass of Class C notes is insufficient to pay in full the amounts for which withdrawals are required, the amount of the deficiency will be withdrawn from the applicable Class C reserve subaccount and deposited into the applicable interest funding subaccount.

•

Payments of Principal and Payments with Respect to Derivative Agreements for Principal.    If the amount on deposit in the principal funding subaccount for any class or subclass of Class C notes is insufficient to pay in full the amounts for which withdrawals are required, an amount equal to the lesser of (i) the amount of the deficiency and (ii) the amount by which the nominal liquidation amount of the class or subclass of Class C notes plus funds on deposit in the applicable Class C principal funding subaccount is less than the outstanding dollar principal amount of the subclass of Class C notes will be withdrawn from the applicable Class C reserve subaccount and deposited into the applicable principal funding subaccount.

•

Amounts Treated as Finance Charge Collections.    If at any time the amount on deposit in a Class C reserve subaccount is greater than the required amount, the excess will be withdrawn and treated as finance charge collections. In addition, after payment in full of any class or subclass of Class C notes, any amount remaining on deposit in the applicable Class C reserve subaccount will be withdrawn and treated as finance charge collections.

Sale of Credit Card Receivables

If a class of notes has an event of default and is accelerated before its legal maturity date, the master trust may sell credit card receivables—or an interest in credit card receivables if appropriate tax opinions are received—if the conditions described in “Covenants, Events of Default and Early Redemption Events—Events of Default” are satisfied. This sale will take place at the option of the indenture trustee or at the direction of the holders of a majority of aggregate outstanding dollar principal amount of notes of that class. Those majority holders will also have the power to determine the time of the sale, except that any sale of receivables for a subordinated class of notes will be delayed until the senior classes of notes of the same series are prefunded to such an extent that the proceeds of the receivables are sufficient to provide the required subordination protection for the non-prefunded portion of the senior classes of that series. If principal of or interest on a class of notes has not been paid in full on the legal maturity date, the sale will automatically take place on that date. There may be only one sale of credit card receivables for each class of notes.

The amount of credit card receivables sold will be up to 110% of the nominal liquidation amount of the class of notes that directed the sale to be made. The proceeds of the sale of receivables will be deposited into the principal funding account for the applicable class up to the outstanding dollar principal amount of the applicable class. Any excess will be deposited into the interest funding subaccount for that class, to be applied to future payments of interest and to reimburse withdrawals of proceeds of the sale of receivables from the principal funding subaccount of that class.

In the case of any accelerated class of Class A notes, or any class of notes that has reached its legal maturity date, or any class of notes that is not prevented from being repaid by virtue of the subordination provisions of the indenture, the master trust will sell either an ownership interest in specific principal receivables and finance charge receivables, or an amortizing undivided interest in the pool of receivables in the master trust. In any other case, the master trust will sell a undivided interest in the pool of receivables in the master trust that is initially a revolving undivided interest in the pool of receivables in the master trust, that then converts either to an ownership interest in specific receivables or to an amortizing undivided interest in receivables. In this case, the undivided interest would revolve from the date of the sale until the earlier of the legal maturity date of the affected class of notes and the date when the affected class of notes is not prevented from being paid by the subordination provisions of the indenture. While an undivided interest is revolving, the principal collections allocated to it by the master trust will be treated as principal collections that are allocated to the notes and applied as described in item second under “—Allocation of Principal Collections to Accounts” or reinvested in credit card receivables in the master trust. In the case of an amortizing undivided interest, the principal collections allocated to it by the master trust will be paid to the purchaser, and will not be available to noteholders or reinvested. For both revolving and amortizing undivided interests, the finance charge collections allocated to the undivided interest will be paid to the purchaser, and will not be available to the noteholders. Both revolving and amortizing undivided interests will be reduced by a pro rata allocation of charged-off credit card receivables in the master trust.

The nominal liquidation amount of the class of notes that directed the sale to be made will be reduced to zero. No more principal collections will be allocated to that class.

The only sources of funds to pay principal of a class of notes that has directed a sale of credit card receivables will be the proceeds of the sale of receivables, receipts under derivative agreements, funds available in any applicable reserve account and funds available under item third under “—Allocation of Finance Charge Collections to Accounts” to reimburse amounts withdrawn from the principal funding subaccount of that class to provide subordination protection for senior classes of the same series. That class will not receive any further distributions of principal collections under the collateral certificate. Interest on that class of notes will be paid only with funds on deposit in that class’s interest funding subaccount, investment earnings on funds in that class’s principal funding subaccount, receipts under any derivative agreement and funds available in any applicable reserve account.

If Class A notes direct a sale of credit card receivables to be made, the proceeds will be paid out on the next Monthly Principal Date following the date of the sale. [This would be the case for the Class 201[•]-A[•] notes if they direct a sale of credit card receivables to be paid.] However, proceeds of a sale directed by a subordinated class of notes will not be paid before the legal maturity date of that class, to the extent those notes are necessary to provide the required subordinated amount of a senior class of notes of the same series. [This would be the case for the Class 201[•]-[B][C][•] notes to the extent those notes are necessary to provide the required subordinated amount of a senior note of the Citiseries.] If a class of notes cannot be paid because of the subordination provisions of the indenture, prefunding of the principal funding subaccounts for the senior notes of the same series—which will have begun when the subordinated class had its event of default—will continue as described in “—Targeted Deposits of Principal Collections to the Principal Funding Account.” Thereafter, receivables sales proceeds will be paid to the applicable noteholders when the subordination provisions of the indenture permit, or on the legal maturity date of the applicable notes. On the legal maturity date of a subordinated class of notes, any funds on deposit in that class’s principal funding subaccount will be paid to the noteholders of that class, even if payment would reduce the amount of subordination protection below the required subordinated amount of the senior classes of that series.

So long as the proceeds of sales of credit card receivables are on deposit in the principal funding subaccount for a subordinated class of notes, those funds will be treated like principal collections for purposes of reallocations to pay interest on senior classes of notes, or to reimburse charge-offs of principal receivables in the master trust, to the extent that the nominal liquidation amount of that class would have been available for the same purposes. The proceeds of sales of credit card receivables on deposit in the principal funding subaccount for a subordinated class of notes will not be reallocated to the principal funding subaccount for a senior class if the senior classes of notes of that series have reached their expected principal payment date, or have an early redemption event, event of default or other optional or mandatory redemption, or require prefunding, or for the other purposes described under “—Targeted Deposits of Principal Collections to the Principal Funding Account.”

If a class of notes directs a sale of credit card receivables, then that class will no longer be entitled to subordination protection from subordinated classes of notes of the Citiseries. However, the proceeds of the sale of credit card receivables on deposit in the principal funding subaccount for a subordinated class of notes continue to provide subordination protection to the senior classes of notes of the Citiseries until the legal maturity date of the subordinated class of notes.

Classes of notes that have directed sales of credit card receivables are generally not considered to be outstanding under the indenture, including for purposes of

•	allocations of finance charge collections and principal collections,

•	computing the required subordinated amount available for new issuances of senior notes of the Citiseries or any other multiple issuance series, and

•	computing Surplus Finance Charge Collections and the weighted average interest rate of the notes.

After giving effect to a sale of receivables for a class of notes, the amount of proceeds on deposit in a principal funding subaccount may be less than the outstanding dollar principal amount of that class. This deficiency can arise if the nominal liquidation amount of that class was reduced before the sale of receivables or if the sale price for the receivables was low. These types of deficiencies will not be reimbursed. A deficiency can also arise if proceeds on deposit in a subordinated class’s principal funding subaccount have been reallocated to pay interest on senior classes of notes or reimburse charge-offs of principal receivables in the master trust. Until the legal maturity date of a class of notes, finance charge collections under item third under “—Allocation of Finance Charge Collections to Accounts” that are available to reimburse reductions in the nominal liquidation amount of the notes will be shared pro rata to reimburse this kind of deficiency.

Final Payment of the Notes

Noteholders will not be entitled to payment of principal, or in the case of foreign currency notes which are not offered pursuant to this prospectus, to have any payment made by the issuance trust under a derivative agreement with respect to principal, in excess of the highest outstanding dollar principal amount of that class

•	minus, any unreimbursed reductions in the nominal liquidation amount of that class from charge-offs of principal receivables in the master trust;

•	minus, any unreimbursed reallocations of principal collections to pay interest on senior classes of notes; and

•	plus, in the case of classes of Class C notes, funds in the applicable Class C reserve account.

As an exception to this rule, the proceeds of a sale of receivables following acceleration or on the legal maturity date of a class of notes will be available to the extent necessary to pay the outstanding dollar principal amount of that class on the date of the sale.

A class of notes will be considered to be paid in full, the holders of those notes will have no further right or claim, and the issuance trust will have no further obligation or liability for principal or interest, on the earliest to occur of

•	the date of the payment in full of the stated principal amount of and all accrued interest on that class of notes;

•	the date on which the outstanding dollar principal amount of that class of notes is reduced to zero, and all accrued interest on that class of notes is paid in full; or

•	on the legal maturity date of that class of notes, after giving effect to all deposits, allocations, reallocations, sales of credit card receivables and payments to be made on that date.

Pro Rata Payments Within a Class or Subclass

With respect to the Citiseries, all notes of a subclass will receive payments of principal and interest pro rata based on the outstanding dollar principal amount of each note in that subclass.

COVENANTS, EVENTS OF DEFAULT AND EARLY REDEMPTION EVENTS

Issuance Trust Covenants

The issuance trust will not, among other things

•

except as expressly permitted by the indenture or related documents, sell, transfer, exchange or otherwise dispose of any of the assets of the issuance trust that constitutes collateral for the notes, unless directed to do so by the indenture trustee,

•	claim any credit on or make any deduction from the principal and interest payable on the notes, other than amounts withheld under the Internal Revenue Code or other applicable tax law,

•	voluntarily dissolve or liquidate, or

•

permit (A) the validity or effectiveness of the indenture to be impaired or permit any person to be released from any covenants or obligations with respect to the notes under the indenture except as may be expressly permitted by the indenture, (B) any lien, charge, excise, claim, security interest, mortgage or other encumbrance to be created on or extend to or otherwise arise upon or burden the collateral for the notes or proceeds thereof except as may be created by the terms of the indenture or (C) the lien of the indenture not to constitute a valid security interest in the assets of the issuance trust that secure the notes.

The issuance trust may not engage in any activity other than the activities specified under “The Issuance Trust.” The issuance trust will not incur, assume or guarantee any indebtedness for borrowed money other than indebtedness incurred on the notes and under the indenture.

Events of Default

Each of the following events is an “event of default” for any class of notes:

•	the issuance trust’s failure, uncured after five business days, to pay interest on any note of that class when due;

•	the issuance trust’s failure to pay the stated principal amount of any note of that class on its legal maturity date;

•

the issuance trust’s default in the performance, or breach, of any other of its covenants or warranties in the indenture, uncured 60 days after written notice by the indenture trustee or by the holders of 10% of the aggregate outstanding dollar principal amount of the outstanding notes of the affected class—other than a covenant or warranty included in the indenture solely for the benefit of series or classes of notes other than that particular class—and that default or breach is materially adverse to those noteholders;

•	the occurrence of some events of bankruptcy, insolvency or reorganization of the issuance trust; and

•

any additional events of default determined in connection with the issuance of such class of notes, as applicable. [Insert any additional events of default applicable to the Class 201[•]-[•][•] notes.]

Notes other than the notes offered by this prospectus may have different events of default, to the extent acceptable to the rating agencies.

Failure to pay the full stated principal amount of a note on its expected principal payment date will not constitute an event of default. An event of default with respect to one class of notes will not necessarily be an event of default with respect to any other class of notes. The remedies available upon the occurrence of an event of default will be available only to a series or class of notes to which the event of default relates.

The occurrence of an event of default involving the bankruptcy or insolvency of the issuance trust results in an automatic acceleration of all of the notes. If other events of default occur and are continuing with respect to any class, either the indenture trustee or the holders of more than 50% in aggregate outstanding dollar principal amount of the notes of that class may declare the principal of all those outstanding notes to be immediately due and payable. This declaration of acceleration may generally be rescinded by the holders of a majority in aggregate outstanding dollar principal amount of outstanding notes of that class.

If a class of notes is accelerated before its legal maturity date, the indenture trustee may at any time thereafter, and at the direction of the holders of a majority of aggregate outstanding dollar principal amount of notes of that class at any time thereafter will, direct the master trust to sell credit card receivables—or an interest in credit card receivables if appropriate tax opinions are received—as described in “Deposit and Application of Funds—Sale of Credit Card Receivables,” but only if at least one of the following conditions is met:

•	90% of the holders of the accelerated class of notes consent; or

•	the proceeds of the sale would be sufficient to pay all outstanding amounts due on the accelerated class of notes; or

•

the indenture trustee determines that the funds to be allocated to the accelerated class of notes, taking into account finance charge collections and principal collections allocable to the collateral certificate, payments to be received under derivative agreements and amounts on deposit in the applicable principal funding subaccount and interest funding subaccount and, in the case of Class C notes, the applicable Class C reserve subaccount is not likely to be sufficient to make payments on the accelerated notes when due, and the holders of 66-2/3% of the aggregate outstanding principal dollar amount of notes of the accelerated class consent to the sale.

If net sale proceeds of the credit card receivables would be less than the nominal liquidation amount of accelerated subordinated notes, prefunding of the principal funding subaccounts for the senior classes will begin and continue until the principal funding subaccounts have been prefunded to the extent necessary to permit the sale of the applicable credit card receivables and deposit of proceeds of the sale to the principal funding subaccount for the subordinated class. See “Deposit and Application of Funds—Targeted Deposits of Principal Collections to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes.” The sale of credit card receivables will be delayed until the prefunding is complete or until the legal maturity date of the accelerated notes.

In addition, as a condition to a sale of an undivided interest in receivables rather than an absolute ownership, the indenture trustee must obtain appropriate tax opinions.

If a sale of credit card receivables does not take place following an acceleration of a class of notes, then:

•

The issuance trust will continue to hold the collateral certificate, and distributions on the collateral certificate will continue to be applied in accordance with the distribution provisions of the indenture.

•

Principal and interest will be paid monthly on the accelerated class of notes to the extent funds are received from the master trust and available to the accelerated class after giving effect to all allocations and reallocations and to the extent payment is permitted by the subordination provisions of the accelerated class.

•

If the accelerated notes are of a subordinated class, and subordination requirements prevent the payment of the accelerated subordinated class, prefunding of the senior classes of that series will begin, as described in “Deposit and Application of Funds—Targeted Deposits of Principal Collections to the Principal Funding Account.” Thereafter, payment will be made to the extent described in “Deposit and Application of Funds—Limit on Repayments of Subordinated Classes the Citiseries.”

•

On the legal maturity date of the accelerated notes, if the notes have not been paid in full and if the notes have a nominal liquidation amount in excess of zero, the indenture trustee will direct the master trust to sell credit card receivables as described under “Deposit and Application of Funds—Final Payment of the Notes.”

The holders of a majority in aggregate outstanding dollar principal amount of any accelerated class of notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or exercising any trust or power conferred on the indenture trustee. However, this right may be exercised only if the direction provided by the noteholders does not conflict with applicable state and federal law or the indenture or have a substantial likelihood of involving the indenture trustee in personal liability.

Generally, if an event of default occurs and any notes are accelerated, the indenture trustee is not obligated to exercise any of its rights or powers under the indenture unless the holders of affected notes offer the indenture trustee reasonable indemnity. Upon acceleration of the maturity of a series or class of notes following an event of default, the indenture trustee will have a lien on the collateral for those notes ranking senior to the lien of those notes for its unpaid fees and expenses.

If an event of default occurs consisting of failure to pay principal of or interest on a class of notes in full on the legal maturity date, the issuance trust will automatically direct the master trust to sell credit card receivables on that date, as described in “Deposit and Application of Funds—Sale of Credit Card Receivables.”

The indenture trustee has agreed, and the noteholders will by their purchase of notes be deemed to agree, that they will not at any time institute against the issuance trust, Citibank or the master trust any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

Early Redemption Events

The issuance trust is required to redeem in whole or in part, to the extent that funds are available for that purpose, any class of notes of a series upon the occurrence of an early redemption event with respect to that class. Early redemption events include the following:

•	the occurrence of a note’s expected principal payment date;

•	each of the early amortization events applicable to the collateral certificate, as described under “The Master Trust—Early Amortization Events;”

•	mandatory prepayment of the entire collateral certificate resulting from a breach of a representation or warranty by Citibank under the pooling and servicing agreement;

•	the amount of Surplus Finance Charge Collections averaged over any three consecutive months being less than the Required Surplus Finance Charge Amount for the most recent month;

•

for any notes that are entitled to receive allocations of principal collections, the Portfolio Yield for any month is less than the weighted average interest rates for all notes of the same group as of the last day of the month, taking into account all net payments to be made or received under Performing derivative agreements;

•	the issuance trust becoming an “investment company” within the meaning of the Investment Company Act of 1940;

•	with respect to any notes that have funds on deposit in the applicable principal funding subaccount on the last day of any month, the occurrence of a PFA Negative Carry Event; or

•

any additional early redemption event determined in connection with the issuance of such series or class of notes, as applicable. [Insert any additional early redemption events applicable to the Class 201[•]-[•][•] notes.]]

Notes other than the notes offered by this prospectus may have different early redemption events, to the extent acceptable to the rating agencies.

The redemption price of a note so redeemed will be the outstanding dollar principal amount of that note, plus accrued interest but unpaid on that note to but excluding the date of redemption, which will be the next Monthly Principal Date. If the amount of principal collections and finance charge collections of credit card receivables allocable to the class of notes to be redeemed, together with funds on deposit in the applicable principal funding subaccount, interest funding subaccount and, in the case of Class C notes, the Class C reserve account are insufficient to pay the redemption price in full on the next Monthly Principal Date after giving effect to subordination and allocations to any other notes ranking equally with that note, monthly payments on the notes to be redeemed will thereafter be made on each Monthly Principal Date until the outstanding dollar principal amount of the notes plus all accrued and unpaid interest is paid in full, or the legal maturity date of the notes occurs, whichever is earlier.

No principal collections will be allocated to a class of notes with a nominal liquidation amount of zero, even if the outstanding dollar principal amount of that class has not been paid in full. However, any funds in the applicable principal funding subaccount that are not reallocated to other classes of that series, and any funds in the applicable interest funding subaccount and, in the case of Class C notes, the Class C reserve account will still be available to pay principal of and interest on that class of notes. In addition, if Excess Finance Charge Collections are available, they can be applied to reimburse reductions in the nominal liquidation amount of that class resulting from reallocations of principal collections to pay interest on senior classes of notes, or from charge-offs of principal receivables in the master trust.

Payments on redeemed notes will be made in the same priority as described in “The Notes—Subordination of Principal.” The issuance trust will give notice to holders of the affected notes before an early redemption date. [An early redemption event relating to one series or class of notes will not necessarily be an early redemption event relating to any other series or class of notes. The issuance trust will only be required to redeem each series or class of notes to which the early redemption event relates, and only to the extent described above.]

MEETINGS, VOTING AND AMENDMENTS

Meetings

The indenture trustee may call a meeting of the holders of notes of a series or class at any time. The indenture trustee will call a meeting upon request of the issuance trust or the holders of at least 10% in aggregate outstanding dollar principal amount of the outstanding notes of the series or class. In any case, a meeting will be called after notice is given to holders of notes in accordance with “Notices and Reports—Notices.”

The quorum for a meeting is a majority of the holders of the outstanding dollar principal amount of the notes, the series of notes or the class of notes that is to have the meeting, as the case may be, unless a higher percentage is specified for approving action taken at the meeting, in which case the quorum is the higher percentage.

Voting

Any action or vote to be taken by the holders of a majority or larger specified percentage of the notes, any series of notes or any class of notes may be adopted by the affirmative vote of the holders of a majority or the applicable larger specified percentage in aggregate outstanding dollar principal amount of the outstanding notes, of that series or of that class, as the case may be.

Any action or vote taken at any meeting of holders of notes duly held in accordance with the indenture will be binding on all holders of the affected notes or the affected series or class of notes, as the case may be.

Notes held by the issuance trust, Citibank or their affiliates will not be deemed outstanding for purposes of voting or calculating quorum at any meeting of noteholders.

Amendments to the Pooling and Servicing Agreement

Citibank and the master trust trustee may amend the pooling and servicing agreement and any supplement to that agreement without the consent of the master trust investor certificateholders so long as the master trust trustee receives an opinion of counsel that the amendment will not materially adversely affect the interests of the investor certificateholders and each of the rating agencies confirms that the amendment will not cause its rating assigned to any outstanding series or class to be withdrawn or reduced. Accordingly, neither the issuance trust nor any holder of any note will be entitled to vote on any such amendment.

The pooling and servicing agreement and any supplement to that agreement may also be amended with the consent of master trust investor certificateholders holding not less than 66-2/3% of the aggregate outstanding dollar principal amount of the investor certificates of all adversely affected series for the purpose of adding, changing or eliminating any provisions of the agreement or any supplement or of modifying the rights of those investor certificateholders. However, no amendment may

•

reduce the amount of, or delay the timing of, any distribution to be made to investor certificateholders or the amount available under any series enhancement without the consent of each affected investor certificateholder,

•	change the definition or the manner of calculating the interest of any investor certificate without the consent of each affected investor certificateholder,

•	reduce the percentage of investor certificateholders required to consent to any amendment without the consent of each investor certificateholder, or

•

adversely affect the rating of any series or class of investor certificates without the consent of investor certificateholders holding not less than 66-2/3% of the aggregate outstanding dollar principal amount of that series or class.

Amendments to the Indenture

The issuance trust and the indenture trustee may modify and amend the indenture or any supplemental indenture with the consent of the holders of not less than a majority in aggregate dollar principal amount of the outstanding notes of each series affected by that modification or amendment. However, if the modification or amendment would result in any of the following events occurring, it may be made only with the consent of the holders of each outstanding note affected by the modification or amendment:

•

a change in any date scheduled for the payment of interest on any note, the expected principal payment date or legal maturity date of any note, or the date determined for any mandatory or optional redemption of any note;

•	a reduction of the stated principal amount, outstanding dollar principal amount or nominal liquidation amount of, or interest rate on, any note;

•	an impairment of the right to institute suit for the enforcement of any payment on any note;

•

a reduction of the percentage in outstanding dollar principal amount of notes of any series or class, the consent of whose holders is required for modification or amendment of the indenture or any supplemental indenture or for waiver of compliance with provisions of the indenture or supplemental indenture or for waiver of defaults;

•	permission is given to create any lien ranking senior to the lien of the indenture or terminate the lien of the indenture;

•	a change in any obligation of the issuance trust to maintain an office or agency in the places and for the purposes required by the indenture; or

•	a change in the method of computing the amount of principal of, or interest on, any note on any date.

The issuance trust and the indenture trustee may also amend, supplement or otherwise modify the indenture without the consent of any noteholders in any manner that would not adversely affect, in any material respect, the interests of the noteholders, including for purposes of curing ambiguities, correcting inconsistencies, and providing for the new issuances of notes. In addition, without the consent of any noteholders, the issuance trust may amend the indenture to change the amount of subordination required or available for any class of notes of the Citiseries, or the method of computing the amount of that subordination, so long as the issuance trust has received confirmation from each of the rating agencies that the change will not result in its rating assigned to any outstanding notes to be withdrawn or reduced.

The holders of a majority in aggregate outstanding dollar principal amount of the notes of the Citiseries may waive, on behalf of the holders of all the notes of that series, compliance by the issuance trust with specified restrictive provisions of the indenture.

The holders of a majority in aggregate outstanding dollar principal amount of the notes of an affected series or class may, on behalf of all holders of notes of that series or class, waive any past default under the indenture with respect to notes of that series or class. However, the consent of the holders of all outstanding notes of a class is required to waive any past default in the payment of principal of, or interest on, any note of that class or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holders of each outstanding note of that class.

Amendments to the Trust Agreement

Citibank and the issuance trust trustee may amend the trust agreement without the consent of the noteholders so long as the indenture trustee receives an opinion of counsel that the amendment will not adversely affect in any material respect the interests of the noteholders and each of the rating agencies confirms that the amendment will not cause its rating assigned to any outstanding series or class of notes to be withdrawn or reduced. Accordingly, neither the indenture trustee nor any holder of any note will be entitled to vote on any such amendment.

The trust agreement may also be amended with the consent of noteholders holding not less than 66-2/3% of the aggregate outstanding dollar principal amount of the notes of all adversely affected series for the purpose of adding, changing or eliminating any provisions of the agreement or of modifying the rights of those noteholders.

Tax Opinions for Amendments

No amendment to the indenture or the trust agreement will be effective unless the issuance trust has delivered to the indenture trustee and the rating agencies an opinion of counsel that:

•	for federal and South Dakota income and franchise tax purposes (1) the amendment will not adversely affect the characterization as debt of any outstanding series or class of master trust investor certificates issued by the master trust, other than the collateral certificate and the Series 2009 certificate, (2) the amendment will not cause a taxable event to holders of master trust investor certificates, other than the collateral certificate and the Series 2009 certificate, and (3) following the amendment, the master trust will not be an association, or publicly traded partnership, taxable as a corporation; and

•

for federal and Delaware income and franchise tax purposes (1) the amendment will not adversely affect the characterization of the notes of any outstanding series or class as debt, (2) the amendment will not cause a taxable event to holders of any outstanding notes, and (3) following the amendment, the issuance trust will not be an association, or publicly traded partnership, taxable as a corporation; provided, however, that any such opinion of counsel may exclude an opinion regarding the characterization of notes as debt pursuant to the proposed U.S. Treasury regulations (or any finalized version or successor thereof) under Section 385 of the Internal Revenue Code, which were published in the Federal Register on April 8, 2016, while held by Citibank or an affiliate of Citibank.

Treatment of Noteholders

The series 2000 supplement to the pooling and servicing agreement, the supplement pursuant to which the collateral certificate was issued, provides that, for purposes of voting on or giving consents or directions with regard to matters arising under the pooling and servicing agreement, the series 2000 supplement or the asset representations review agreement, that noteholders will be deemed to be holders of investor certificates for such purposes. For purposes of any vote or consent under the pooling and servicing agreement, the series 2000 supplement or the asset representations review agreement, or any giving of instructions or directions to the master trust trustee (such as upon the occurrence of a servicer default or the declaration of an early amortization event) or otherwise:

•	that requires action by each holder of a master trust investor certificate, each holder of a note will be treated as a holder of an investor certificate under the pooling and servicing agreement;

•	that requires action by any series of investor certificates, each series of notes will be treated as a series of investor certificates under the pooling and servicing agreement;

•	that requires action by any class of investor certificates, each subclass of notes will be treated as a class of investor certificates under the pooling and servicing agreement; and

•	any notes owned by the issuance trust, Citibank or any of their affiliates will be deemed not to be outstanding.

NOTICES AND REPORTS

Notices

Notices to holders of the Class 201[•]-[•][ •] notes will be given by mail sent to the addresses of the holders as they appear in the note register.

Issuance Trust’s Annual Compliance Statement

The issuance trust is required to furnish annually to the indenture trustee a statement concerning its performance or fulfillment of covenants, agreements or conditions in the indenture as well as the presence or absence of defaults under the indenture.

Indenture Trustee’s Annual Report

The indenture trustee, to the extent required under the Trust Indenture Act of 1939, will mail each year to all noteholders a report concerning

•	its eligibility and qualifications to continue as trustee under the indenture,

•	any amounts advanced by it under the indenture,

•	the amount, interest rate and maturity date or indebtedness owing by the issuance trust to it in the indenture trustee’s individual capacity,

•	the property and funds physically held by it as indenture trustee,

•	any release or release and substitution of collateral subject to the lien of the indenture that has not previously been reported, and

•	any action taken by it that materially affects the notes and that has not previously been reported.

List of Noteholders

Three or more holders of notes of any series, including the Citiseries, each of whom has owned a note for at least six months, may, upon written request to the indenture trustee, obtain access to the current list of noteholders of the issuance trust for purposes of communicating with other noteholders concerning their rights under the indenture or the notes. The indenture trustee may elect not to give the requesting noteholders access to the list if it agrees to mail the desired communication or proxy to all applicable noteholders.

Reports

Monthly reports will be filed with the Securities and Exchange Commission. These monthly reports will contain information regarding the following:

•	the collateral securing the notes, including the amount of principal receivables in the master trust and data regarding purchase and repayment rates and losses and delinquencies on the accounts;

•	the collateral certificate, including finance charge collections and principal collections allocable to the collateral certificate;

•

the notes, including the outstanding principal amounts of each series, class, balances and targeted deposits for the interest and principal funding accounts and the Class C reserve account, the enhancement amounts available to each senior class from each subordinated class, and reductions and reimbursements of the nominal liquidation amounts for each class;

•	distributions to noteholders, including amounts and dates of distributions of interest and principal for each class; and

•	material changes to the solicitation, credit granting, underwriting, origination, acquisition or pool selection criteria or procedures.

These reports will not be sent to noteholders. See “Where You Can Find Additional Information” for information as to how these reports may be accessed.

The servicer will prepare the annual report on assessment of compliance with the servicing criteria for asset-backed securities and the annual statement of compliance required by applicable SEC regulations. In addition, an independent accounting firm will prepare an annual report that attests to, and reports on, the assessment of compliance made by the servicer. These reports and statements will be filed as exhibits to the issuance trust’s annual report on Form 10-K filed with the SEC.

On or before January 31 of each calendar year, the paying agent, on behalf of the indenture trustee, will furnish to each person who at any time during the prior calendar year was a noteholder of record a statement containing the information required to be provided by an issuer of indebtedness under the Internal Revenue Code. See “Tax Matters.”

THE SPONSOR

Citibank, N.A. is the sponsor of the master trust and the issuance trust.

Citibank (South Dakota) and Citibank (Nevada) established the master trust (originally known as the Standard Credit Card Master Trust I) on May 29, 1991, and the issuance trust on September 12, 2000. On October 1, 2006, Citibank (Nevada) merged with and into Citibank (South Dakota), with Citibank (South Dakota) as the surviving entity. On July 1, 2011, Citibank (South Dakota) merged with and into Citibank, with Citibank as the surviving entity. References to “Citibank” in this prospectus include Citibank’s predecessors, Citibank (South Dakota) and Citibank (Nevada), unless the context requires otherwise.

Citibank was originally organized on June 16, 1812, and now is a national banking association and an indirect wholly-owned subsidiary of Citigroup Inc., a Delaware corporation. Citibank is a commercial bank that, along with its subsidiaries and affiliates, offers a wide range of banking and trust services to its customers throughout the United States and the world. As a result of the merger with Citibank (South Dakota), Citibank is one of the nation’s largest credit card issuers. As a national bank, Citibank is a regulated entity permitted to engage only in banking and activities incidental to banking. Citibank is primarily regulated by the Office of the Comptroller of the Currency.

Citibank has sponsored programs of securitization of credit card receivables since 1988 through the establishment of securitization vehicles such as the National Credit Card Trust (1988 and 1989), the Standard Credit Card Trust (1990), the Euro Credit Card Trust (1989 and 1990), the Money Market Credit Card Trust (1989) and the master trust. Citibank has also sponsored commercial paper programs, such as the DAKOTA program. In addition, Citibank sponsors a securitization trust a significant portion of whose assets consist of receivables generated in private-label and co-brand credit card accounts and which currently issues its securities through private placements. Through these and other vehicles, Citibank has sponsored the issuance of over $230 billion of credit card receivable-backed securities in more than 350 transactions.

Citibank is the servicer and the only seller into the master trust and is the sole beneficiary of the issuance trust. Citibank is also the manager of the issuance trust.

Citibank establishes the credit and risk criteria for the origination and acquisition of credit card accounts owned by it, including the accounts in the master trust. Citibank’s U.S. credit card business is described under “The U.S. Credit Card Business of Citibank” which is set forth in Annex II to this prospectus.

Citibank’s role and responsibilities as servicer of the credit card receivables in the master trust are described under “The Master Trust—The Servicer.”

Credit Risk Retention1

Citibank owns the seller’s interest, which represents the interest in master trust not represented by the investor certificates issued and outstanding under the master trust or the rights, if any, of any credit enhancement providers to receive payments from the master trust. Pursuant to the pooling and servicing agreement, Citibank will allocate among each series of investor certificates issued and outstanding and the seller’s interest, all amounts collected on finance charge receivables and principal receivables, defaulted receivables and miscellaneous payments, based on a varying percentage called the allocation percentage. Citibank will make each allocation by referenced to the applicable allocation percentage for each series and the sellers’ percentage, and, in certain circumstances, the percentage interest of certain series enhancement providers, with respect to such series. Until principal amounts are needed to be accumulated to pay any series, class or subclass of notes (including the Class-201[•]-[•][•] notes), principal amounts allocable to those notes will be applied to other Citiseries notes which are accumulating principal or paid to Citibank, as holder of the seller’s interest. Amounts payable to the holder of the seller’s interest with respect to amounts collected on principal receivables will be paid to that holder if, and only to the extent that, the seller’s interest on such day (after giving effect to any new receivables transferred to the master trust on the applicable day) exceeds the required seller’s interest, but otherwise will be deposited in the collection account as unallocated principal collections.

[1]	To be included in prospectuses in connection with the issuances of notes after the compliance date for the final U.S. risk retention rule.

Citibank will comply with U.S. risk retention requirements through retention by Citibank of an interest in the seller’s interest in an amount equal to not less than five percent of the excess of the aggregate unpaid principal balance of all outstanding notes issued by the issuance trust over the aggregate amount of principal collections on deposit in the related principal funding subaccounts, measured in accordance with the requirements of the U.S. risk retention rule and determined at the closing of each issuance of notes and monthly thereafter, as provided in the U.S. risk retention rule. We refer to this excess as the “aggregate adjusted outstanding ABS investor interests” in this section. In determining the aggregate unpaid principal balance of all outstanding notes, any notes held for the life of such notes by Citibank or its wholly owned affiliates may be disregarded and deemed not to be outstanding. A “wholly-owned affiliate” refers to a person (other than the issuance trust) that, directly or indirectly, wholly controls, is wholly controlled by, or is wholly under common control with, another person. For purposes of this definition, “wholly controls” means ownership of 100 percent of the equity of any entity.

The amount of the seller’s interest fluctuates each day as new principal receivables are created and others are paid or charged-off as uncollectible. Therefore, the amount of the seller’s interest will fluctuate each day to reflect the changes in the amount of principal receivables in the master trust. In addition, the seller’s interest will generally increase to reflect reductions in the Invested Amount of any investor certificates, and will generally decrease as a result of the issuance of a new series of investor certificates by the master trust. Similarly, the seller’s interest will generally increase as a result of the reduction of the amount of the Invested Amount of the collateral certificate due to payment of principal on a series, class or subclass of notes, and will generally decrease as a result of an increase in the Invested Amount of the collateral certificate due to an issuance of a new series, class or subclass of notes or due to an issuance of additional notes for an existing subclass of notes. The seller’s interest was approximately $[•] as of [•] [•], 201[•], representing approximately [•] percent of the aggregate unpaid principal balance of all outstanding investor certificates at such date, measured in accordance with the requirements of the U.S. risk retention rule.2

Citibank expects its interest in the seller’s interest to be equal to approximately $[•], representing approximately [•]% of the adjusted outstanding ABS investor interests, as of the closing date for the Class 201[•]-[•][ •] notes, measured in accordance with the provisions of the U.S. risk retention rule. As permitted under the U.S. risk retention rule, for purposes of determining the size of Citibank’s interest in the seller’s interest on that closing date, we have used the aggregate principal balance of the receivables in the master trust portfolio as of [insert date not more than 60 days prior to the date of first use of this disclosure with investors] and the aggregate unpaid principal balance of all notes issued by the issuance trust that are expected to be outstanding as of that closing date, including $[•] of the Class 201[•]-[•][• ] notes. The amount of Citibank’s interest in the seller’s interest retained on the closing date for the Class 201[•]-[•][•] notes will be disclosed by the issuing entity in a current report on Form 8-K within a reasonable time after closing if that amount is materially different from the amount disclosed in this prospectus.

[2]	Insert amount reported as of the end of the most recent distribution period for which a Form 10-D has been filed prior to the date of the prospectus.

Certain Interests in Master Trust and the Issuance Trust

Citibank owns the seller’s interest, which represents the interest in the master trust not represented by the investor certificates issued and outstanding under the master trust or the rights, if any, of any credit enhancement providers to receive payments from the master trust. The amount of principal receivables in the master trust will vary each day as new principal receivables are created and others are paid or charged off as uncollectible. Therefore, the amount of the seller’s interest will fluctuate each day to reflect the changes in the amount of the principal receivables in the master trust. In addition, the seller’s interest will generally increase to reflect reductions in the Invested Amount of any series of investor certificates, and will generally decrease as a result of the issuance of a new series of investor certificates by the master trust. Similarly, the seller’s interest will generally increase as a result of the reduction of the Invested Amount of the collateral certificate due to payment of principal on a series, class or subclass of notes, and will generally decrease as a result of an increase in the invested amount of the collateral certificate due to the issuance of a new series, class or subclass of notes, or due to an issuance of additional notes for an existing subclass of notes. The seller’s interest was approximately $[•] as of [•] [•], 201[•].3

RELATED PARTIES

Citibank, the sponsor and depositor of the issuance trust and the master trust, is an indirect wholly owned subsidiary of Citigroup Inc. Citigroup Global Markets Inc., which acts as an underwriter of the notes, is also an indirect wholly owned subsidiary of Citigroup Inc.

LEGAL PROCEEDINGS

Beginning in 2005, several putative class actions were filed against Citigroup Inc. and certain of its subsidiaries, including Citibank, N.A. (collectively Citigroup), together with Visa, MasterCard and other banks and their affiliates, in various federal district courts and consolidated with other related cases in a multi-district litigation proceeding before Judge Gleeson in the United States District Court for the Eastern District of New York. This proceeding is captioned IN RE PAYMENT CARD INTERCHANGE FEE AND MERCHANT DISCOUNT ANTITRUST LITIGATION.

The plaintiffs, merchants that accept Visa- and MasterCard-branded payment cards as well as membership associations that claim to represent certain groups of merchants, allege, among other things, that defendants have engaged in conspiracies to set the price of interchange and merchant discount fees on credit and debit card transactions and to restrain trade through various Visa and MasterCard rules governing merchant conduct, all in violation of Section 1 of the Sherman Act and certain California statutes. Plaintiffs seek, on behalf of classes of U.S. merchants, treble damages, including all interchange fees paid to all Visa and MasterCard members with respect to Visa and MasterCard transactions in the U.S. since at

[3]	Insert amount reported as of the end of the most recent distribution period for which a Form 10-D has been filed prior to the date of the prospectus.

least January 1, 2004, as well as injunctive relief. Supplemental complaints have also been filed against defendants in the putative class actions alleging that Visa’s and MasterCard’s respective initial public offerings were anticompetitive and violated Section 7 of the Clayton Act, and that MasterCard’s initial public offering constituted a fraudulent conveyance.

On July 13, 2012, all parties to the putative class actions, including Citigroup, entered into a Memorandum of Understanding (MOU) setting forth the material terms of a class settlement. The class settlement contemplated by the MOU provides for, among other things, a total payment by all defendants to the class of $6.05 billion; a rebate to merchants participating in the damages class settlement of 10 basis points on interchange collected for a period of eight months by the Visa and MasterCard networks; changes to certain network rules that would permit merchants to surcharge some payment card transactions subject to certain limitations and conditions, including disclosure to consumers at the point of sale; and broad releases in favor of the defendants. Subsequently, all defendants and certain of the plaintiffs who had entered into the MOU executed a settlement agreement consistent with the terms of the MOU.

Visa and MasterCard have also entered into a settlement agreement with merchants that filed individual, non-class actions. While Citigroup is not a party to the individual merchant non-Class settlement agreement, it is contributing to that settlement, and the agreement provides for a release of claims against Citigroup.

On November 27, 2012, the court entered an order granting preliminary approval of the proposed class settlements and provisionally certified two classes for settlement purposes only. The court held a hearing on September 12, 2013 to consider whether the class settlements should be finally approved. On December 13, 2013, the court entered an order granting final approval to the class settlement, and on January 14, 2014, the court entered a final judgment. On July 28, 2015, various objectors to the class settlement filed motions in the U.S. District Court to vacate the court’s prior approval of the class settlement, alleging improprieties by two of the lawyers involved in the Interchange MDL. Also, a number of objectors have filed an appeal of the final approval order with the Second Circuit Court of Appeals, which heard oral argument regarding the appeals on September 28, 2015. On June 30, 2016, the Second Circuit Court of Appeals issued an order, vacating certification of the two settlement classes, overturning the class settlement and remanding the matter to the District Court for further proceedings. Additional information concerning these consolidated actions is publicly available in court filings under the docket number MDL 05-1720 (E.D.N.Y.) (Brodie, J.) and 12-4671 (2d Cir.).

Numerous merchants, including large national merchants, have requested exclusion (opted out) from the class settlements, and some of those opting out have filed complaints against Visa, MasterCard, and in some instances one or more issuing banks. On July 18, 2014, the court denied defendants’ motions to dismiss complaints filed by opt-out merchants. One of the opt-out suits, 7-ELEVEN, INC., ET AL. v. VISA INC., ET AL., names Citigroup as a defendant. Additional information concerning these actions is publicly available in court filings under the docket number MDL 05-1720 (E.D.N.Y.) (Brodie, J.).

Deutsche Bank Trust Company Americas (DBTCA), the indenture trustee and the master trust trustee, have been sued by investors in civil litigation concerning their role as trustees of certain residential mortgage backed securities (RMBS) trusts. On June 18, 2014, a group of investors, including funds managed by Blackrock Advisors, LLC, PIMCO-Advisors, L.P., and others, filed a derivative action against DBTCA and Deutsche Bank National Trust Company (DBNTC) in New York State Supreme Court purportedly on behalf of and for the benefit of 544 private-label RMBS trusts asserting claims for alleged violations of the U.S. Trust Indenture Act of 1939 (TIA), breach of contract, breach of fiduciary duty and negligence based on DBNTC and DBTCA’s alleged failure to perform their duties as trustees for the trusts. Plaintiffs subsequently dismissed their state court complaint and filed a derivative and class action complaint in the U.S. District Court for the Southern District of New York on behalf of and for the benefit of 564 private-label RMBS trusts, which substantially overlapped with the trusts at issue in the state court action. The complaint alleges that the trusts at issue have suffered total realized collateral losses of U.S. $89.4 billion, but the complaint does not include a demand for money damages in a sum certain. DBNTC and DBTCA filed a motion to dismiss, and on January 19, 2016, the court partially granted the motion on procedural grounds: as to the 500 trusts that are governed by Pooling and Servicing Agreements, the court declined to exercise jurisdiction. The court did not rule on substantive defenses asserted in the motion to dismiss. On March 22, 2016, plaintiffs filed an amended complaint in federal court. In the amended complaint, plaintiffs assert claims in connection with 62 trusts governed by Indenture Agreements. The amended complaint alleges that the trusts at issue have suffered total realized collateral losses of U.S. $9.8 billion, but the complaint does not include a demand for money damages in a sum certain. DBNTC and DBTCA filed a motion to dismiss the amended complaint on July 15, 2016. On August 15, 2016, plaintiffs filed their opposition to the motion to dismiss. On September 2, 2016, DBNTC and DBTCA filed a reply in support of their motion to dismiss. Discovery is ongoing.

On March 25, 2016, the BlackRock plaintiffs filed a state court action against DBTCA in the Superior Court of California, Orange County with respect to 513 trusts. On May 18, 2016, plaintiffs filed an amended complaint with respect to 465 trusts, and included DBNTC as an additional defendant. The amended complaint asserts three causes of action: breach of contract; breach of fiduciary duty; and breach of the duty to avoid conflicts of interest. Plaintiffs purport to bring the action on behalf of themselves and all other current owners of certificates in the 465 trusts. The amended complaint alleges that the trusts at issue have suffered total realized collateral losses of U.S. $75.7 billion, but does not include a demand for money damages in a sum certain. On August 22, 2016, DBNTC and DBTCA filed a demurrer as to Plaintiffs’ breach of fiduciary duty cause of action and breach of the duty to avoid conflicts of interest cause of action and motion to strike as to Plaintiffs’ breach of contract cause of action. On September 12, 2016, Plaintiffs filed oppositions to the demurrer and motion to strike of DBNTC and DBTCA. On October 3, 2016, DBNTC and DBTCA filed replies in further support of their demurrer and motion to strike. On October 18, 2016, the court granted DBNTC and DBTCA’s demurrer, providing Plaintiffs with thirty days’ leave to amend, and denied DBNTC and DBTCA’s motion to strike. The parties are currently permitted to promulgate discovery, subject to deadlines set forth in a case management order entered on October 17, 2016.

On December 30, 2015, IKB International, S.A. in Liquidation and IKB Deutsche Industriebank A.G. (collectively, “IKB”), as an investor in 37 RMBS trusts, filed a summons with notice in the Supreme Court of the State of New York, New York County, against DBNTC and DBTCA as trustees of the trusts. On May 27, 2016, IKB served its complaint asserting claims for breach of contract, breach of fiduciary duty, breach of duty to avoid conflicts of interest, violation of New York’s Streit Act, violation of the Trust Indenture Act, violation of Regulation AB, and violation of Section 9 of the Uniform Commercial Code. IKB alleges that DBNTC and DBTCA are liable for over U.S. $268 million in damages. On October 5, 2016, DBNTC and DBTCA, together with several other trustees defending lawsuits by IKB, filed a joint motion to dismiss.

It is DBTCA’s belief that it has no pending legal proceedings (including, based on DBTCA’s present evaluation, the litigation disclosed in the foregoing paragraphs) that would materially affect its ability to perform its duties as the trustee for the issuance trust and the master trust.

Note that in connection with its role as trustee of certain RMBS transactions, Citibank has been named as a defendant in the same and similar civil litigation as DBTCA and DBNTC. These litigation matters relating to Citibank’s role as trustee of certain RMBS transactions are not expected to materially affect Citibank’s ability to perform its duties as they relate to the issuance trust and the master trust, including as sponsor, depositor, managing beneficiary, servicer and paying agent.

THE MASTER TRUST

Citibank Credit Card Master Trust I is a New York common law trust formed by Citibank (South Dakota) and Citibank (Nevada) in May 1991 to securitize a portion of their portfolios of credit card receivables. The master trust is operated pursuant to a pooling and servicing agreement between Citibank, as seller and servicer, and Deutsche Bank Trust Company Americas, as trustee.

Citibank has acquired, and may acquire in the future, credit card receivables in accounts owned by its affiliates and transfer those receivables to the master trust. In addition, other affiliates of Citibank may in the future sell credit card receivables to the master trust by becoming additional sellers under the pooling and servicing agreement.

The master trust does not engage in any activity other than acquiring and holding trust assets and the proceeds of those assets, issuing series of investor certificates, making distributions and related activities.

The master trust has no employees and does not conduct unrelated business activities.

Master Trust Assets

The master trust assets consist primarily of credit card receivables arising in a portfolio of revolving credit card accounts, and collections on the accounts. Citibank sells and assigns the credit card receivables to the master trust. The receivables arise in accounts that are generated under MasterCard International, VISA or American Express programs. The accounts are originated by Citibank or one of its affiliates or purchased from other credit card issuers. Citibank will provide disclosure of variations in the underwriting criteria for accounts purchased from other credit card issuers that are sold and assigned to the master trust under the heading “Changes in Underwriting Criteria” in Annex I

Citibank is the owner of all of the credit card accounts designated to the master trust.

Accounts designated to the master trust must meet the eligibility requirements specified in the pooling and servicing agreement.

In addition, the accounts designated to the master trust at the time of its formation in 1991 were required to be MasterCard or VISA revolving credit card accounts with a cardholder billing address located in the United States or its territories or possessions or a military address.

Citibank believes that the accounts are representative of the eligible accounts in its portfolio and that the inclusion of the accounts, as a whole, does not represent an adverse selection by it from among the eligible accounts. See “The Master Trust Receivables and Accounts” attached as Annex I to this prospectus for financial information on the receivables and the accounts.

Citibank is compensated for the transfer of the credit card receivables to the master trust from two sources: (1) the net cash proceeds received by Citibank, as owner of the seller’s interest, from the sale to third party investors of certificates representing beneficial ownership interests in receivables held through the master trust and (2) the increase in the amount of the seller’s interest, which represents the beneficial interest in the pool of receivables retained by Citibank and not sold to third party investors.

Citibank may, at its option, designate additional credit card accounts to the master trust, the receivables in which will be sold and assigned to the master trust. This type of designation is referred to as a “lump addition.” Since the creation of the master trust, Citibank has made lump additions and may make lump additions in the future. See Annex I to this prospectus for a listing of recent lump additions.

In addition, Citibank is required to make a lump addition if as of the end of any calendar week the total amount of principal receivables in the master trust is less than the greater of the following two amounts:

•	105% of the aggregate outstanding Invested Amount of the master trust investor certificates; and

•

102% of the aggregate initial Invested Amount of master trust investor certificates that cannot increase in Invested Amount plus 102% of the aggregate outstanding Invested Amount of master trust investor certificates that can increase in Invested Amount.

Citibank may reduce the foregoing percentages if certain conditions are satisfied, including confirmation from each rating agency that such action will not result in the reduction or withdrawal of the rating of any series or class with respect to which it is a rating agency.

After a required lump addition, the total amount of principal receivables in the master trust will be at least equal to the required amount. A lump addition may consist of

•	credit card receivables arising in eligible accounts in Citibank’s or another affiliate’s credit card portfolio,

•	credit card receivables arising in portfolios of revolving credit card accounts acquired by Citibank from other credit card issuers,

•	credit card receivables previously transferred by Citibank to other trusts formed by Citibank that have reached their maturity dates, and/or

•	credit card receivables arising in any other revolving credit card accounts of a type that has previously not been included in the accounts.

Citibank may also designate newly originated credit card accounts—or “new accounts”— to be included as accounts, if it meets the conditions in the pooling and servicing agreement. The number of new accounts designated for any quarterly period may not exceed 15% of the number of accounts as of the first day of that period, and the number of new accounts designated during any calendar year may not exceed 20% of the number of accounts as of the first day of that calendar year, unless the rating agencies otherwise consent. Since the creation of the master trust, Citibank has designated new accounts and may continue to do so in the future.

Credit card accounts designated to the master trust in the future may have different terms and conditions, performance, usage and credit characteristics and may not be accounts of the same type previously included in the master trust. Therefore, we cannot provide any assurance that additional accounts will be of the same credit quality as the accounts currently designated to the master trust. These additional accounts may contain receivables that consist of fees, charges and amounts that are different from the fees, charges and amounts applicable to the accounts previously designated to the master trust. These additional accounts may also have different credit limits, balances and ages. In addition, the inclusion in the master trust of additional accounts with lower periodic finance charges may reduce the Portfolio Yield of the master trust receivables.

Citibank may remove receivables relating to specified credit card accounts from the master trust by ending the designation of the credit card accounts to the master trust, if conditions in the pooling and servicing agreement are met. These conditions include:

•	the rating agencies confirm that the removal will not cause the rating assigned to any outstanding series or class of master trust investor certificates to be withdrawn or reduced, and

•

Citibank delivers an officers’ certificate that Citibank reasonably believes that the removal will not (1) cause an early amortization event or a reduction of the amount of finance charge collections for any series of master trust investor certificates below the level required by the rating agencies that have rated the certificates issued by the master trust or (2) adversely affect the amount or timing of payments to investor certificateholders of any series.

Citibank intends to file with the Securities and Exchange Commission, on behalf of the master trust, a Current Report on Form 8-K with respect to any addition or removal of accounts that would have a material effect on the composition of the accounts designated to the master trust.

Citibank—and any affiliate that owns accounts designated to the master trust—has the right to change or terminate any terms, conditions, services or features of the accounts, including increasing or decreasing periodic finance charges or minimum payments.

Citibank has agreed—and each affiliate that owns accounts designated to the master trust will agree—that, except as otherwise required by law or it deems necessary to maintain its credit card business on a competitive basis, it will not take actions that reduce the Portfolio Yield on the receivables in the master trust to be less than the sum of

•	the weighted average certificate rate of each class of investor certificates of each series, and

•	the weighted average of the net servicing fee rate allocable to each class of investor certificates of each series.

In addition, Citibank has agreed—and each affiliate that owns accounts designated to the master trust will agree—that, unless required by law, it will not reduce the Portfolio Yield to less than the highest certificate rate for any outstanding series or class of master trust investor certificates. Citibank has also agreed—and each affiliate that owns accounts designated to the master trust will agree—that it will change the terms relating to the credit card accounts designated to the master trust only if that change is made applicable to a comparable segment of the portfolio of accounts with similar characteristics owned or serviced by it, and not only to the accounts designated to the master trust.

On the issuance date for a series of master trust investor certificates and on the date any additional accounts are designated to the master trust the sellers make representations and warranties to the master trust relating to the credit card receivables and accounts, including the following:

•	each account was an eligible account generally as of the date the receivables arising in that account were initially conveyed to the master trust,

•	each of the receivables then existing in the accounts is an eligible receivable, and

•	as of the date of creation of any new receivable, that receivable is an eligible receivable.

Eligible accounts are revolving credit card accounts that

•	are in existence and maintained by Citibank or one of its affiliates,

•	are payable in U.S. dollars,

•	have a cardholder who has not been identified as being involved in a voluntary or involuntary bankruptcy proceeding,

•	have not been identified as an account with respect to which the related card has been lost or stolen,

•	have not been sold or pledged to any other party except for any sale to any seller of receivables to the master trust or any of its affiliates, and

•	do not have receivables that have been sold or pledged to any other party other than any sale to a seller of receivables to the master trust.

Eligible receivables are credit card receivables

•	that have arisen under an eligible account,

•	that were created in compliance in all material respects with all requirements of law and pursuant to a credit card agreement that complies in all material respects with all requirements of law,

•

with respect to which all material consents, licenses, approvals or authorizations of, or registrations with, any governmental authority required to be obtained or given in connection with the creation of that receivable or the execution, delivery and performance by Citibank or by the original credit card issuer, if not Citibank, of the related credit card agreement have been duly obtained or given and are in full force and effect,

•

as to which at the time of their transfer to the master trust, the sellers or the master trust have good and marketable title, free and clear of all liens, encumbrances, charges and security interests,

•

that have been the subject of a valid transfer and assignment from the sellers to the master trust of all the sellers’ right, title and interest in the receivable or the grant of a first priority perfected security interest in the receivable and its proceeds,

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that will at all times be a legal, valid and binding payment obligation of the cardholder enforceable against the cardholder in accordance with its terms, except for bankruptcy-related and equity matters,

•

that at the time of their transfer to the master trust, have not been waived or modified except as permitted under the seller’s credit card guidelines and which waiver or modification has been reflected in the seller’s computer files,

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that are not at the time of their transfer to the master trust subject to any right of rescission, set off, counterclaim or defense, including the defense of usury, other than bankruptcy-related defenses,

•	as to which the sellers have satisfied all obligations to be fulfilled at the time it is transferred to the master trust,

•	as to which the sellers have done nothing, at the time of its transfer to the master trust, to impair the rights of the master trust or investor certificateholders, and

•	that constitutes an “account” under the Uniform Commercial Code in effect in the State of South Dakota.

If the sellers breach any of these representations or warranties and the breach has a material adverse effect on the investor certificateholders’ interest, then the receivables in the affected account will be reassigned to the sellers if the breach remains uncured after a specified cure period beginning on the earlier of the date that the seller knew of the applicable breach and the date on which the master trust trustee gives the seller notice of such breach. See “The Master Trust—The Master Trust Trustee” for a discussion of how the holders of a majority of investor certificates have the right to direct the master trust trustee under the pooling and servicing agreement, including the right to direct the master trust trustee to deliver this notice. In general, the seller’s interest will be reduced by the amount of the reassigned receivables. However, if there is not sufficient seller’s interest to bear the reduction, the sellers will be obligated to contribute funds equal to the amount of the deficiency.

Each seller also represents and warrants to the master trust that as of the issuance date for a series of investor certificates—and as of the date any additional accounts are designated to the master trust—the pooling and servicing agreement and related series supplement—or the assignment relating to the additional accounts, as applicable—create a valid sale, transfer and assignment to the master trust of all right, title and interest of the seller in the receivables or the grant of a first priority perfected security interest in those receivables under the Uniform Commercial Code. If a seller breaches this representation and warranty and the breach has a material adverse effect on the investor certificateholders’ interest, the master trust trustee or the holders of the investor certificates evidencing not less than 50% of the aggregate unpaid principal amount of all outstanding investor certificates may direct the seller to accept the reassignment of the receivables in the master trust. See “Meetings, Voting and Amendments—Treatment of Noteholders” for a description of how noteholders will be deemed to be holders of investor certificates for purposes of actions permitted or required under the pooling and servicing agreement including the right to direct the seller to accept the reassignment of the receivables in the master trust follow the breach of these applicable representations and warranties. The reassignment price will generally be equal to the aggregate invested amount of all series of investor certificates, including the collateral certificate, issued by the master trust, plus accrued and unpaid interest on those certificates. See “Demands for Repurchases of Receivables” for a discussion of how notice can be given to the seller of repurchase obligations for breaches of representations and warranties.

We cannot assure that all of the credit card accounts designated to the master trust will continue to meet the eligibility requirements that were satisfied upon their inclusion in the master trust throughout the life of the master trust.

In addition, as more particularly described under “New Requirements for SEC Shelf Registration—Asset Representation Review,” once both the delinquency trigger and the voting trigger have been met, the asset representations reviewer will conduct a review of receivables in the master trust portfolio that are 60 or more days delinquent, including the related credit card accounts, for compliance with certain representations and warranties concerning those receivables made in the pooling and servicing agreement. The objective of the review process is to independently identify non-compliance with a representation or warranty concerning the receivables. The asset representations reviewer will provide a final report setting out the findings and conclusions of its review to the master trust trustee and to Citibank. Citibank will investigate any findings of non-compliance contained in the asset representations reviewer’s final report and make a determination regarding whether any such non-compliance constitutes a breach of any contractual provision of any transaction document. If Citibank determines that a breach has occurred, it will provide notice to the master trust and the master trust trustee.

The Series 2009 Certificate

Pursuant to an amended and restated supplement to the pooling and servicing agreement dated May 1, 2009, as amended and restated as of August 9, 2011, as further amended as of July 10, 2012, the master trust issued a new certificate of beneficial interest (Series 2009 certificate) to the seller in order to provide credit enhancement to the collateral certificate and the notes. The Series 2009 certificate has a fluctuating principal amount which will generally equal 7.66865% of the Invested Amount of the collateral certificate (which equals the aggregate nominal liquidation amount of all of the issuance trust’s notes).

In addition to the collateral certificate and the Series 2009 certificate, other master trust certificates may be issued from time to time. See “The Master Trust—Allocation of Collections, Losses and Fees.” No master trust certificates other than the collateral certificate and the Series 2009 certificate are currently outstanding.

The following discussion summarizes the way in which the Series 2009 certificate provides credit enhancement. These summaries do not purport to be complete and are qualified in their entirety by reference to the provisions of the Series 2009 supplement to the pooling and servicing agreement and the Series 2009 certificate.

The Series 2009 certificate is subordinated to the collateral certificate. With respect to any monthly period, to the extent that the amount of charge-offs of principal receivables allocated to the collateral certificate exceeds the amount of finance charge collections allocated to the holder of the collateral certificate, minus the sum of following amounts with respect to the collateral certificate: (a) the aggregate amount of the servicer interchange for such period, (b) accrued and unpaid fees and expenses and other amounts due to the indenture trustee, (c) the amount of targeted deposits into the interest funding account and (d) monthly servicing fees, then the excess amount is treated as an “uncovered collateral certificate default amount” and an amount of principal collections allocated to the Series 2009 certificate equal to the lesser of the uncovered collateral certificate default amount and the Series 2009 required subordinated amount will be reallocated to the collateral certificate to cover the deficiency. The principal collections reallocated from the Series 2009 certificate to the collateral certificate will be treated as a portion of the finance charge collections available to the issuance trust as holder of the collateral certificate.

The Series 2009 required subordinated amount is currently equal to 7.66865% of the Invested Amount of the collateral certificate. After the first monthly period with respect to which principal collections are reallocated to the collateral certificate, the Series 2009 required subordinated amount will be equal to 7.66865% of the Invested Amount of the collateral certificate immediately prior to such first reallocation, minus the cumulative amount of the Series 2009 reallocated principal collections, plus 7.66865% of any increases in the Invested Amount of the collateral certificate after such first reallocation date, minus 7.66865% of any decreases in the Invested Amount of the collateral certificate after such first reallocation date. The Series 2009 required subordinated amount and its method of calculation may be changed at any time by the seller with the consent of the Series 2009 certificateholders but without the consent of any other investor certificateholders, subject to confirmation from each of the rating agencies that such change will not cause its rating assigned to any outstanding investor certificates or notes to be withdrawn or reduced.

The legal maturity date of the Series 2009 certificate is the distribution date that is 24 months after the Series 2009 expected final payment date, which is currently the February 2017 distribution date and, thereafter, the distribution date designated by the seller from time to time, subject to confirmation from each of the rating agencies that such designation will not cause its rating assigned to any outstanding investor certificates or notes to be withdrawn or reduced. The distribution date for the Series 2009 certificate is the seventh day of each calendar month or if such seventh day is not a business day, the next succeeding business day.

On each distribution date with respect to the early amortization period, on the Series 2009 expected final payment date and on each distribution date thereafter, all amounts on deposit in the Series 2009 principal funding account, to the extent of the Series 2009 invested amount, will be distributed for payment to the Series 2009 certificateholders, except that (x) no such distribution will be made and no cancellation of the Series 2009 certificate by Citibank will be permitted, unless, after giving effect to such payment or cancellation, the Series 2009 invested amount, together with the amount of any other enhancement then available for the benefit of the collateral certificate, is at least equal to the Series 2009 required subordinated amount and (y) to the extent that the payment to the Series 2009 certificateholders of any portion of the amounts on deposit in the Series 2009 principal funding account would cause the Series 2009 invested amount, together with the amount of any other enhancement then available for the benefit of the collateral certificate, to be less than the Series 2009 required subordinated amount, such portion will be retained on deposit in the Series 2009 principal funding account and continue to be treated as investor principal collections that may be reallocated to the collateral certificate.

The Series 2009 certificate will accrue interest at a floating rate. If the Series 2009 monthly interest for the interest period applicable to any distribution date exceeds the amount which will be on deposit in the Series 2009 interest funding account on such distribution date (after giving effect to all deposits and withdrawals to be made on such date), the unpaid portion of the Series 2009 monthly interest will be treated as a Series 2009 interest shortfall and will be payable, without the accrual of any further interest thereon, on the first distribution date following such distribution date on which sufficient funds are on deposit in the Series 2009 interest funding account for the payment thereof. The failure to distribute the full amount of Series 2009 monthly interest or unpaid Series 2009 interest shortfall on any distribution date will not be an amortization event as long as all funds on deposit in the Series 2009 interest funding account are applied to the payment of such amounts.

Bankruptcy Matters Relating to the Master Trust

The master trust has been organized, and its activities are limited, to minimize the likelihood of bankruptcy proceedings being commenced against the master trust and to minimize the likelihood that there would be claims against the master trust if bankruptcy proceedings were commenced against it. The master trust has not and will not engage in any activity other than acquiring and holding master trust assets and proceeds therefrom, issuing investor certificates, making distributions and related activities. The master trust has no employees and does not conduct unrelated business activities. The obligation of the master trust trustee to make distributions pursuant to the pooling and servicing agreement and any related series supplement is limited to the extent that proceeds from the principal and finance charge receivables and other master trust assets are available to make such distributions. Finally, the pooling and servicing agreement includes a nonpetition covenant prohibiting the servicer of the master trust, the master trust trustee and each seller from initiating, or causing the master trust to initiate, a bankruptcy proceeding with respect to the master trust until after one year and one day following the termination of the master trust.

The Servicer

The pooling and servicing agreement designates Citibank to service the credit card accounts on behalf of the master trust. The servicer is required to service the accounts in accordance with customary and usual procedures for servicing credit card receivables. Its duties include billing, collecting and recording payments on the receivables, communicating with cardholders, investigating payment delinquencies on accounts, maintaining records for each cardholder account and other managerial and custodial functions.

The servicer also deposits collections on the receivables into a collection account maintained for the master trust, calculates amounts from those collections to be allocated to each series of investor certificates issued by the master trust and prepares monthly reports. The servicer is required to deposit funds received from cardholders into the collection account within two business days of their receipt and processing. However, if Citibank has a certificate of deposit rating of at least A-1 by Standard & Poor’s and P-1 by Moody’s, Citibank may commingle funds received from cardholders until the business day before the payment date of a class of notes.

The servicer receives a monthly fee as compensation for its servicing activities. For each series of master trust investor certificates, the servicer receives monthly compensation equal to

•	0.37% per annum of the invested amount of the investor certificates of that series so long as Citibank or an affiliate is the servicer, or 0.77% per annum if there is a different servicer,

•

plus, the investor certificateholders’ portion of finance charge collections that is attributable to interchange up to a maximum amount equal to 1.50% per annum of the invested amount of the investor certificates of that series.

The compensation paid to the servicer may be changed at any time by the servicer, the seller and the master trust trustee upon compliance with the conditions described under “Meetings, Voting and Amendments—Amendments to the Pooling and Servicing Agreement.”

The servicer’s fee is paid from finance charge collections allocated to each series of master trust certificates before the finance charge collections are allocated to the collateral certificate or the notes. The servicer is responsible to pay from its servicing compensation expenses of the master trust, including the fees and expenses of the master trust trustee and independent accountants. See Annex V to this prospectus for a table describing the fees and expenses payable from finance charge collections.

The servicer indemnifies the master trust, the master trust trustee and its directors, officers and agents for any losses sustained by reason of any acts or omissions of the servicer with respect to the master trust pursuant to the pooling and servicing agreement. Indemnification pursuant to the pooling and servicing agreement will not be payable from the master trust assets. Except for that indemnity, neither the servicer nor any of its directors, officers, employees or agents will be liable to the master trust, the master trust trustee, the certificateholders (including the issuance trust as holder of the collateral certificate) or any other person for any action or omission in good faith in its capacity as servicer under the pooling and servicing agreement. However, the servicer will not be protected against any liability resulting from willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of obligations and duties under the pooling and servicing agreement. In addition, the servicer is not under any obligation to appear in, prosecute or defend any legal action which is not incidental to its servicing responsibilities under the pooling and servicing agreement and which in its reasonable judgment may expose it to any expense or liability.

The servicer may consolidate with or merge into any other entity or convey or transfer its properties and assets substantially as an entirety if the surviving entity, if other than the servicer:

•	is organized and existing under the laws of the United States of America or any state or the District of Columbia;

•	is a savings and loan association, a national banking association, a bank or other entity which is not subject to Title 11 of the United States Code;

•	expressly assumes the covenants and obligations of the servicer;

•

the servicer delivers to the master trust trustee an officer’s certificate and an opinion of counsel stating that the merger, consolidation or transfer comply with the pooling and servicing agreement and that all applicable conditions have been met;

•	the entity is an eligible servicer; and

•

confirmation has been received from each rating agency that has rated any master trust investor certificates that the merger, consolidation or transfer will not result in a withdrawal or downgrade of the then current rating of those master trust investor certificates.

Servicer’s Representations, Warranties and Covenants

The servicer makes customary representations, warranties and covenants on the establishment of the master trust and on each master trust series issuance date. The representations and warranties include:

•

the servicer is a national banking association existing under the laws of the United States and has, in all material respects, power and authority to conduct its credit card business and to perform its obligations under the pooling and servicing agreement;

•

the servicer is qualified to do business in each jurisdiction where it is required to do so, except where it would not have a material adverse effect on its ability to perform its obligations as servicer;

•	the pooling and servicing agreement has been duly authorized by the servicer;

•	the pooling and servicing agreement constitutes a legal, valid, binding and enforceable obligation of the servicer, subject to customary bankruptcy and equitable exceptions;

•	the servicer’s performance of its obligations under the pooling and servicing agreement will not violate any law or agreement binding on the servicer or its properties;

•

there are no proceedings or investigations pending or, to the best knowledge of the servicer, threatened against the servicer before any governmental authority seeking to block any of the transactions contemplated by the pooling and servicing agreement or seeking any ruling that, in the reasonable judgment of the servicer, would materially and adversely affect the performance by the servicer of its obligations; and

•

all consents or approvals of any governmental authority required to be obtained by the servicer in connection with its obligations under the pooling and servicing agreement have been obtained and are in full force and effect.

The covenants require the servicer:

•

to satisfy all obligations on its part under or in connection with the transferred receivables and the related accounts, to maintain in effect all qualifications required under law in order to service properly each receivable and the related account and to materially comply with all other relevant laws in connection with servicing each receivable and the related account the failure to comply with which would have a material adverse effect on the master trust;

•	to not permit any rescission or cancellation of any receivable except in accordance with its credit card guidelines or as ordered by a court of competent jurisdiction or other governmental authority;

•

to take no action which, nor omit to take any action the omission of which, would impair the rights of certificateholders in any receivable or the related account, nor will it reschedule, revise or defer payments due on any receivable except in accordance with its credit card guidelines; and

•	except in connection with its enforcement or collection of an account, to take no action to cause any receivable to be evidenced by any instrument (as defined in the uniform commercial code).

If the servicer breaches the covenants set forth above with respect to any transferred receivable or the related account, and as a result, the master trust’s rights with respect to the related transferred receivables are materially adversely affected and the breach is not cured within a specified cure period, all transferred receivables in the accounts to which the breach relates will be repurchased by the servicer at a price equal to the amount of the affected receivables.

Resignation and Removal of the Servicer

The servicer may not resign from its obligations and duties, except:

•

upon a determination by the servicer that performance of its duties is no longer permissible under applicable state or federal law, and there is no reasonable action that the servicer could take to make the performance of its duties so permissible; or

•	if the successor servicer is a wholly owned subsidiary of Citigroup Inc. and an eligible servicer.

An “eligible servicer” is an entity that is in the business of servicing credit card receivables, has to the satisfaction of the master trust trustee demonstrated its ability to service the master trust receivables with a high standards of skill and care, and meets net worth and ratings tests specified in the pooling and servicing agreement.

The servicer’s resignation will not become effective until a successor has assumed the servicer’s obligations and duties. The servicer may delegate any of its servicing duties to any of its affiliates that agrees to conduct such duties in accordance with the credit card guidelines and the pooling and servicing agreement, but the servicer’s delegation of its duties will not relieve it of its liability and responsibility with respect to the delegated duties, and such delegation will not constitute a resignation under the pooling and servicing agreement.

If the servicer defaults in the performance of its duties then the servicer may be terminated and the master trust trustee or a third party meeting the eligibility requirements specified in the pooling and servicing agreement will replace the servicer. If a successor servicer has not been appointed or has not accepted its appointment at the time when the servicer ceases to act as servicer, the master trust trustee will automatically be appointed the successor servicer. Notwithstanding the foregoing, if the master trust trustee is legally unable so to act, it will petition a court of competent jurisdiction to appoint an eligible servicer as the successor servicer.

The following events constitute servicer defaults:

•

any failure by the servicer to make any payment, transfer or deposit or to give instructions or to give notice to the master trust trustee to make such payment, transfer or deposit by the date occurring five business days after the date such payment, transfer or deposit or such instruction or notice is required to be made or given, as the case may be;

•

failure on the part of the servicer to observe or perform in any material respect any of its other covenants or agreements in the pooling and servicing agreement if the failure has a material adverse effect on the master trust which continues unremedied for a period of 60 days after notice to the servicer from the master trust trustee;

•

any representation, warranty or certification made by the servicer in the pooling and servicing agreement, or in any certificate delivered pursuant to the pooling and servicing agreement, proves to have been incorrect when made if it:

—	has a material adverse effect on the rights of the master trust; and

—	continues to be incorrect in any material respect for a period of 60 days after the date on which notice, requiring the same to be remedied, has been given to the servicer by the master trust trustee, or to the servicer and the master trust trustee by certificateholders evidencing not less than 10% of the aggregate unpaid principal amount of all certificates (or, with respect to any such representation, warranty or certification that does not relate to all series, 10% of the aggregate unpaid principal amount of all series to which such representation, warranty or certification relates); or

•	insolvency, liquidation, conservatorship, receivership or similar events relating to the servicer.

The servicer has the benefit of an extra grace period of 10 to 60 days if the delay or failure of performance could not be prevented by the exercise of reasonable diligence by the servicer and such delay or failure was caused by a natural catastrophe, war or other force majeure.

The Master Trust Trustee

Deutsche Bank Trust Company Americas is the master trust trustee under the pooling and servicing agreement. Its principal corporate trust office is located at 60 Wall Street, Attention: Global Securities Services—Structured Finance Services, New York, New York 10005. It is a New York banking corporation that provides trustee services, and has served as trustee in numerous asset-backed securitization transactions and programs involving pools of credit card receivables.

Under the terms of the pooling and servicing agreement, the servicer agrees to pay to the master trust trustee reasonable compensation for performance of its duties under the pooling and servicing agreement. The master trust trustee has agreed to perform only those duties specifically set forth in the pooling and servicing agreement. Many of the duties of the master trust trustee are described throughout this prospectus. Under the terms of the pooling and servicing agreement, the master trust trustee’s responsibilities include the following:

•	to deliver notices, reports and other documents received by the master trust trustee, as required under the pooling and servicing agreement;

•	to authenticate, deliver and administer the master trust investor certificates;

•	to remove and reassign ineligible receivables and accounts from the master trust;

•	to maintain necessary master trust accounts;

•	to invest funds in the master trust accounts at the direction of the servicer;

•	to distribute and transfer funds at the direction of the servicer in accordance with the terms of the pooling and servicing agreement;

•	to enforce the rights of the certificateholders against the servicer, if necessary;

•	to notify the certificateholders and other parties, to sell the receivables, and to allocate the proceeds of such sale, in the event of the termination of the master trust; and

•	to perform other administrative functions identified in the pooling and servicing agreement.

If Citibank becomes insolvent, the master trust trustee will manage the disposal of the receivables as provided in the pooling and servicing agreement.

If a servicer default occurs, in addition to the responsibilities described above, the master trust trustee may be required to appoint a successor servicer under the pooling and servicing agreement. See “Master Trust—The Servicer.” In addition, if a servicer default occurs, the master trust trustee, in its discretion, may proceed to protect its rights or the rights of the investor certificateholders under the pooling and servicing agreement by a suit, action or other judicial proceeding.

The master trust trustee is not liable for any errors of judgment as long as the errors are made in good faith and the master trust trustee was not negligent.

The holders of a majority of investor certificates have the right to direct the time, method or place of conducting any proceeding for any remedy available to the master trust trustee under the pooling and servicing agreement.

The master trust trustee may resign at any time, in which event Citibank will be obligated to appoint a successor master trust trustee. The servicer may also remove the master trust trustee if (i) the master trust trustee ceases to be eligible to act as trustee under the pooling and servicing agreement, (ii) the master trust trustee becomes legally unable to act as such under the pooling and servicing agreement, or (iii) if the master trust trustee becomes bankrupt or insolvent or has a receiver or any public officer take charge or control of its property or affairs. In such circumstances, the servicer will be obligated to appoint a successor master trust trustee. Any resignation or removal of the master trust trustee and appointment of a successor master trust trustee does not become effective until acceptance of the appointment by the successor master trust trustee.

The servicer will indemnify the master trust trustee against losses, claims and expenses sustained by reason of any acts or omissions of the servicer pursuant to the pooling and servicing agreement. This indemnification is not payable from the master trust assets.

Citibank and its affiliates may enter into normal banking and trustee relationships with the master trust trustee and its affiliates.

The Asset Representations Reviewer

FTI Consulting, Inc., a Maryland corporation, is the asset representations reviewer. See “New Requirements for SEC Shelf Registration—The Asset Representations Reviewer” for additional information about the Asset Representations Reviewer.

Master Trust Issuances; Seller’s Interest

The master trust is permitted to issue multiple series of investor certificates. Each series represents an undivided ownership interest in the assets of the master trust. The terms of each series are determined at the time of issuance and are contained in a supplement to the pooling and servicing agreement.

Each of the collateral certificate—which is the issuance trust’s primary source of funds for payments on the notes—and the Series 2009 certificate are a series of investor certificates and are the only series of investor certificates currently outstanding.

The ability of the master trust to issue a new series of investor certificates is limited by some conditions, including the conditions that Citibank delivers the required tax opinions, the issuance will not result in an early amortization event and the issuance will not cause the rating assigned to any outstanding series or class of investor certificates by a rating agency to be withdrawn or reduced.

The seller’s interest is the economic interest in the master trust remaining after subtracting from the aggregate economic interests in the master trust the interests represented by the collateral certificate and all other investor certificates issued by the master trust. The seller’s interest is owned by Citibank.

Allocation of Collections, Losses and Fees

Cardholder payments received each month are separated into principal collections and finance charge collections.

In general, finance charge collections, principal collections, losses and expenses are allocated to the master trust investor certificates, including the collateral certificate and the Series 2009 certificate, and to the seller’s interest as follows:

•

first, collections of finance charge receivables and collections of principal receivables are allocated among the different series of certificates issued by the master trust, including the collateral certificate and the Series 2009 certificate, pro rata based on the invested amount of each series; and

•

second, following the allocation to each series, collections of finance charge receivables and principal receivables are further allocated between the investors in the series and the seller’s interest on a similar basis.

There is an exception to the pro rata allocations described in the preceding paragraph. In the master trust, when the principal amount of an investor certificate other than the collateral certificate begins to amortize, a special allocation procedure is followed. In this case, collections of principal receivables continue to be allocated between investors in the series and the seller’s interest as if the invested amount of the series had not been reduced by principal collections deposited to a principal funding subaccount or paid to investors. Allocations of principal collections between the investors in a series and the seller’s interest is based on the invested amount of the series “fixed” at the time immediately before the first deposit of principal collections into a principal funding account or the time immediately before the first payment of principal collections to investors. Distributions of ongoing collections of finance charge receivables, as well as losses and expenses, however, are not allocated on this type of a fixed basis. In the case of the collateral certificate, each class of notes is treated as a separate series of investor certificates that becomes “fixed” immediately before the issuance trust begins to allocate principal collections to the principal funding subaccount for that class, whether for budgeted deposits or prefunding, or upon the occurrence of the expected principal payment date, an early redemption event, event of default or other optional or mandatory redemption.

Principal collections that are allocated to any series of master trust investor certificates, including the collateral certificate and, subject to certain subordination provisions, the Series 2009 certificate, are first used to pay any principal of those investor certificates, or in the case of the collateral certificate, the notes, if due, and any excess is then reallocated to pay principal of any other series of investor certificates that has a shortfall of principal collections.

Principal collections that are not needed to pay investor certificates or notes are generally reinvested in newly generated credit card receivables.

For the application of finance charge collections and principal collections that are allocated to the collateral certificate, see “Deposit and Application of Funds.”

Early Amortization Events

An early payout of principal to master trust investor certificateholders of a series will occur under the circumstances specified in the pooling and servicing agreement. Each condition is described as an “early amortization event.” Early amortization events include:

•

the failure of Citibank to (1) make any payment or deposit required under the pooling and servicing agreement or the related series supplement within five business days after the payment or deposit was required to be made or (2) observe or perform any of its other covenants or agreements in the pooling and servicing agreement or series supplement, and that failure has a material adverse effect on investors and continues unremedied for 60 days after notice;

•

a breach of any representation or warranty made by Citibank in the pooling and servicing agreement or related series supplement that continues to be incorrect in any material respect for 60 days after notice;

•	the occurrence of some bankruptcy events relating to Citibank referred to as “insolvency events”;

•	the failure by Citibank to make a lump addition of credit card receivables to the master trust within five business days after the date it was required to be made;

•	the master trust becomes an “investment company” within the meaning of the Investment Company Act of 1940;

•	the occurrence of a servicer default by Citibank; and

•	Citibank is unable to transfer credit card receivables to the master trust.

A series of master trust investor certificates may have additional early amortization events applicable to that series. Neither the collateral certificate nor the Series 2009 certificate has any additional amortization events applicable to it, but your notes may have early redemption events or events of default that may cause an early payment of principal of your notes.

After an early amortization event occurs, principal collections will be used to make monthly payments of principal to the master trust investor certificateholders of that series until the earlier of payment of the outstanding principal amount of the certificates of that series and its legal maturity date. See “—Optional Termination; Final Payment of Master Trust Investor Certificates.” An early amortization event for the collateral certificate is also an early redemption event for the notes. See “Covenants, Events of Default and Early Redemption Events—Early Redemption Events.”

In addition to the consequences of an early amortization event described in the preceding paragraph, if an insolvency event occurs Citibank will immediately cease to transfer credit card receivables to the master trust. After that time, the master trust trustee will sell the credit card receivables in the master trust in a commercially reasonable manner and on commercially reasonable terms unless holders of more than 50% of the unpaid principal amount of investor certificates of each class of each series including the collateral certificate and the Series 2009 certificate and each other holder, if any, of an interest in the master trust, give the master trust trustee other instructions. The proceeds of that sale or liquidation will be applied to payments on the investor certificates.

Optional Termination; Final Payment of Master Trust Investor Certificates

Citibank may repurchase the master trust investor certificates of a series—other than the collateral certificate and the Series 2009 certificate—if the invested amount of the certificates of that series is five percent or less of the initial aggregate principal amount of the investor certificates. The purchase price will be equal to the invested amount, plus accrued interest.

If the invested amount of the master trust investor certificates of a series is greater than zero on its legal maturity date, the master trust trustee will sell credit cards receivables in an amount, generally, of up to 110% of the invested amount. The net proceeds of the sale will be allocated to the investor certificates. Sale proceeds allocable to the collateral certificate will be treated as principal collections and allocated to the notes. The legal maturity date (termination date) of the collateral certificate is September 7, 2060, but may be extended from time to time by notice from the issuance trust to the master trust, with confirmation from the rating agencies that the extension will not cause the rating assigned to any outstanding series or class of investor certificates to be withdrawn or reduced and the delivery of the type of federal tax opinions needed for the issuance of a new series of notes. See “The Notes—Issuances of New Series, Classes and Subclasses of Notes.”

NEW REQUIREMENTS FOR SEC SHELF REGISTRATION

The SEC has adopted certain new transaction requirements that must be satisfied in connection with each offering of notes (referred to as a takedown) from a shelf registration statement, including the offering of the Class 201[•]-[•][•] notes. These new transaction requirements include:

•

a requirement to file a certification by the chief executive officer (CEO) of the depositor at the time of each such takedown concerning the disclosure contained in the related prospectus and the structure of the securitization; and

•

a requirement that the underlying transaction documents relating to each such takedown include certain provisions that are intended to help investors enforce repurchase obligations contained in those agreements, as follows:

—	a provision requiring the appointment of an asset representations reviewer to review certain receivables comprising the master trust portfolio for compliance with representations and warranties about those receivables once a specified level of delinquencies and specified investor action has occurred;

—	a provision requiring specified dispute resolution procedures to address a repurchase request that remains unresolved more than 180 days after the request was made pursuant to the terms of the underlying transaction documents; and

—	a provision to provide for the reporting of requests by investors in the certificates and notes to communicate with other investors in the certificates and notes in connection with the exercise of their rights under the terms of those securities.

In connection with these new requirements for shelf registration, the transferor confirms that it has reasonable grounds to believe that it met the registrant requirements set forth in General Instruction I.A.1 to Form SF-3, as in effect on the shelf eligibility determination date, as of such date. The term “shelf eligibility determination date” refers to either (i) the initial filing date of the Form SF-3 shelf registration statement of which this prospectus forms a part, or (ii) on the ninetieth day after the end of the transferor’s most recent fiscal year, whichever is the most recent to have occurred prior to the date of this prospectus.

CEO Certification

Citibank, on behalf of the issuance trust, will file the CEO certification relating to the offering of the Class 201[•]-[•][•] notes with the SEC under cover of Form 8-K on or before the date that the final prospectus is required to be filed, which is no later than the second business day following the date the final prospectus is first used. The certification is an expression of the CEO’s current belief only and is not a guarantee of the future performance of the receivables comprising the master trust portfolio or the Class 201[•]-[•][•] notes. Future developments, including developments relating to the risks and uncertainties disclosed in this prospectus, could adversely affect the performance of the receivables and the Class 201[•]-[•][•] notes and could cause the CEO’s views on the matters addressed in the certification to change. The certification should not be construed as in any way mitigating or discounting those risks and uncertainties through the structuring of the securitization or otherwise. We undertake no obligation to update you if, as a result of facts or events arising after the date of this prospectus, the CEO’s views on the matters addressed in the certification were to change.

Asset Representations Review

General

In the pooling and servicing agreement, Citibank makes representations and warranties concerning the receivables that are transferred by Citibank to the master trust. See “The Master Trust—Master Trust Assets.”

Citibank has appointed FTI Consulting, Inc., a Maryland corporation, as the asset representations reviewer under the asset representations review agreement. See “The Asset

Representations Reviewer” below for a description of FTI Consulting, Inc. Under the terms of the asset representations review agreement, in certain limited situations described below, the asset representations reviewer is responsible for reviewing certain receivables comprising the master trust portfolio, including the related credit card accounts, for compliance with certain representations and warranties concerning those receivables made in the pooling and servicing agreement that, if breached, could give rise to an obligation to accept repurchase or reassignment of some or all of the receivables comprising the master trust portfolio.

A review would be required upon the occurrence of both of the following trigger events:

•

first, the average for any three consecutive due periods of the delinquency rates for receivables in the master trust portfolio that are 60 or more days delinquent (referred to as the three-month average 60+-day delinquency rate), measured at the end of the related due periods, equals or exceeds the delinquency trigger rate, as that rate may be reviewed and adjusted from time to time as described under “—Delinquency Trigger” below (and subject to the additional requirements and conditions described under “—Delinquency Trigger” below); and

•

second, if that delinquency trigger has occurred, then the asset representations reviewer is directed by vote of the certificateholders to perform a review, as follows (and subject to the additional requirements and conditions described under “—Voting Trigger” below):

—	within 90 days following the date on which the issuance trust reports in its distribution report on Form 10-D that the delinquency trigger has occurred, certificateholders holding at least 5% of the aggregate unpaid principal amount of investor certificates outstanding under the master trust submit a written petition to Citibank and the master trust trustee directing that a vote be taken on whether to initiate a review; and

—	if the requisite percentage of certificateholders direct within the prescribed 90-day petition period that a vote be taken, then the master trust trustee will be required to conduct a solicitation of votes in accordance with the voting procedures described below and, in a vote in which an asset review quorum participates, certificateholders holding more than 50% of the aggregate unpaid principal amount of investor certificates casting a vote must direct that a review be undertaken.

Delinquency Trigger

For purposes of the delinquency trigger described above, the delinquency rate for any due period will be calculated as the ratio (expressed as a percentage) of the aggregate dollar amount of receivables in the master trust portfolio that are 60 or more days delinquent to the aggregate dollar amount of all of the receivables in the master trust portfolio, measured at the end of the related due period. For purposes of this delinquency rate calculation, the aggregate dollar amount of receivables in the master trust portfolio that are 60 or more days delinquent does not include receivables that are charged off as uncollectable.

In determining the delinquency trigger, including the delinquency trigger rate, we sought to identify a circumstance when rising delinquencies might begin to cause a reasonable investor concern that the receivables comprising the master trust portfolio might not have complied with the representations and warranties concerning those receivables made in the pooling and servicing agreement.

We determined to use the delinquency rate for receivables that are 60 or more days delinquent because it is a relatively stable metric by which to measure nonperforming assets at different points in time. We determined to use a rolling three-month average of that delinquency rate because it is a measure of nonperforming assets over a period of time and is, therefore, a better measure of the significance of that nonperformance than is a measure of nonperforming assets at any particular point in time.

The “delinquency trigger rate” will initially equal 8.76%, which percentage will be reviewed and may be adjusted as described further below. In determining the delinquency trigger rate, we considered two primary factors: (i) the historical peak delinquency rate for receivables in the master trust portfolio that are 60 or more days delinquent and (ii) the history of repurchase demands for receivables in the master trust portfolio where the breach of a representation or warranty had been asserted. During the period from September 2000, when the issuance trust became the primary note issuance vehicle, to [Month] 2016, the historical peak delinquency rate for receivables in the master trust portfolio that are 60 or more days delinquent was 4.38%. During that same period, neither the master trust trustee nor any certificateholder has made a repurchase demand or asserted a breach of a representation or warranty concerning the receivables. We believe that delinquency rates that do not exceed the historical peak rate by a reasonable margin are far less likely to bear either a causal or a correlative relationship to any putative or actual breaches of representations and warranties concerning delinquent receivables, particularly in the case of the master trust, where no repurchase demand has ever been made nor breach of a representation or warranty been asserted. Based on these considerations and as specified above, we set the initial delinquency trigger rate at 8.76%, determined by multiplying the historical peak rate of 4.38% by a factor of 2, which we believe to be a conservative multiple for a securitization platform that was initially established more than 25 years ago and with no history of repurchase demands.

The delinquency trigger rate will be reviewed and may be adjusted upon the occurrence of any of the following events:

(i)	the filing of a new registration statement with the SEC relating to any notes or investor certificates to be offered and sold from time to time by Citibank, on behalf of the issuance trust or the master trust; and

(ii)	a change in law or regulation (including any new or revised interpretation of an existing law or regulation) that, in Citibank’s judgment, could reasonably be expected to have a material effect on the delinquency rate for cardholder payments on the credit card accounts comprising the master trust portfolio or the manner by which delinquencies are defined or determined;

provided, however, that, for so long as a delinquency trigger has occurred and is continuing, a review of the delinquency trigger rate that would otherwise be required as specified above will be delayed until the date on which the issuance trust first reports in its distribution report on Form 10-D that the delinquency trigger is no longer continuing.

In the case of a review undertaken upon the occurrence of an event described in clause (i) above, we may increase or decrease the delinquency trigger rate by any amount we reasonably determine to be appropriate based on the composition of the master trust portfolio at the time of the review. In the case of a review undertaken upon the occurrence of an event described in clause (ii) above, we may increase or decrease the delinquency trigger rate by any amount we reasonably determine to be appropriate as a result of the related change in law or regulation. Any adjustment to the delinquency trigger rate will be disclosed in the issuance trust’s distribution report on Form 10-D for the distribution period in which the adjustment occurs, which report will include a description of how the adjusted delinquency trigger rate was determined to be appropriate.

Voting Trigger

For purposes of the voting trigger described above, the collateral certificateholder will be disregarded and, instead, each noteholder will be deemed to be an investor certificateholder and will be deemed to be the holder of an aggregate unpaid principal amount of the collateral certificate equal to the Adjusted Outstanding Dollar Principal Amount of such noteholder’s notes. See “Meetings, Voting and Amendments—Treatment of Noteholders.” In addition, in determining whether the requisite percentage of investor certificateholders have given any direction, notice or consent, any investor certificates or notes owned by the issuance trust, Citibank, any other holder of the seller’s interest, the asset representations reviewer, or any of their respective affiliates will be disregarded and deemed not to be outstanding, except that, in determining whether the master trust trustee shall be protected in relying upon any such direction, notice, or consent, only investor certificates or notes that the master trust trustee knows to be so owned shall be so disregarded. Investor certificates or notes so owned that have been pledged in good faith will not be disregarded and may be regarded as outstanding if the pledgee establishes to the master trust trustee’s satisfaction the pledgee’s right so to act with respect to such investor certificates or notes and that the pledgee is not the issuance trust, Citibank, any other holder of the seller’s interest, the asset representations reviewer, or any of their respective affiliates.

If the requisite percentage of certificateholders direct that a vote be taken on whether to initiate a review, then the master trust trustee will be required (i) to promptly provide notice of such direction to all certificateholders by delivering notice of such direction to certificateholders at their addresses appearing on the certificate register, and (ii) to conduct a solicitation of votes of certificateholders to initiate a review, which solicitation of votes must occur within 90 days of the delivery of such notice by the master trust trustee. If a vote in which an asset review quorum participates occurs within the 90-day period and certificateholders holding more than 50% of the aggregate unpaid principal amount of investor certificates casting a vote direct that a review be undertaken, then the master trust trustee will be required to promptly provide notice to Citibank and certificateholders in the same manner as described above and a review will commence as described below. In connection with the solicitation of votes to authorize an asset review as described above, an “asset review quorum” means certificateholders evidencing at least 5% of the aggregate unpaid principal amount of investor certificates outstanding.

The voting procedures relating to the voting trigger described above are subject to the following additional conditions:

First, as described above, once the delinquency trigger has occurred, a vote will be taken on whether to initiate a review only if the requisite percentage of certificateholders direct within the prescribed 90-day petition period that a vote be taken. For so long as the delinquency trigger has occurred and is continuing, a new 90-day petition period will commence each month, beginning on the date on which the issuance trust reports in the related distribution report on Form 10-D that the delinquency trigger is continuing.

Second, subject to the additional requirements and conditions described in this section, if a petition to direct that a vote be taken, a vote itself, or an asset representations review is underway, certificateholders may not initiate another petition, vote, or review unless and until the prior petition, vote, or review is completed. For this purpose —

•

a petition will be considered completed only (i) if the petition does not result in a vote, (ii) if a vote occurs, such vote does not result in a review, or (iii) if a review occurs, at such time as a summary of the asset representations reviewer’s final report setting out the findings of its review is included in the issuance trust’s distribution report on Form 10-D, as described under “—Asset Review” below;

•

a vote will be considered completed only (i) if the vote does not result in a review or (ii) if a review occurs, at such time as a summary of the asset representations reviewer’s final report setting out the findings of its review is included in the issuance trust’s distribution report on Form 10-D, as described under “—Asset Review” below; and

•

a review will be considered completed only at such time as a summary of the asset representations reviewer’s final report setting out the findings of its review is included in the issuance trust’s distribution report on Form 10-D, as described under “—Asset Review” below.

Asset Review

Once both triggers have occurred (i.e., the delinquency trigger rate has been reached or exceeded and certificateholders have voted to conduct a review in accordance with the procedures described above), the asset representations reviewer will perform an asset review of the receivables that are 60 days or more delinquent for compliance with the applicable representations and warranties to determine whether the applicable representations and warranties with respect to each applicable receivable were accurate in all material respects.

The asset review will be performed in accordance with the procedures set forth in the asset representations review agreement.

The asset review will consist of performing specific tests for each applicable representation and warranty identified in the asset review agreement and determining whether each test was passed or failed. If any test was performed in connection with a prior asset review, unless either (i) such receivable is the subject of an applicable representation or warranty as of a date after the completion of such prior review or (ii) the asset representations reviewer has reason to believe that a prior review was conducted in a manner that would not have ascertained compliance with a specific applicable representation or warranty, the asset representations reviewer will not perform such test again for such receivable in connection with any additional review. However, the asset representations reviewer will include the determination of any such previous test in the review report for the current asset review. If the servicer notifies the asset representations reviewer that any applicable receivables with respect to any review account have been paid in full or repurchased from the pool before the review report is delivered, the asset representations reviewer will terminate the tests of those receivables and related accounts and the review of those receivables and related accounts will be considered complete. If a review is in process and all outstanding notes of the issuance trust will be paid in full on the next payment date, the servicer will notify the asset representations reviewer no less than 10 days before that payment date. On receipt of that notice, the asset representations reviewer will terminate the review immediately and will not be obligated to deliver a review report.

The review tests were designed to determine whether the applicable receivables were not in compliance with the applicable representations made about them in the pooling and servicing agreement. There may be multiple tests for each representation and warranty. The asset review is not designed to determine why the obligor is delinquent or the creditworthiness of the obligor. The testing procedures may be modified from time to time if due to a change in available data, the presentation or formatting thereof, or other considerations, there exists an alternative test and/or set of review materials that in the good faith determination of Citibank and the asset representations reviewer are designed to produce at least as accurate a determination of compliance with one or more applicable representations as the test or review materials being replaced.

Under the asset representations review agreement, the asset representations reviewer is required to complete its review of the applicable receivables by the 60th day after it has received a review notice, a list of the accounts related to the applicable receivables and access to the review materials. Upon completion of its review, the asset representations reviewer will provide a report to the servicer and the seller of the findings and conclusions of the review of the applicable receivables, and the Form 10-D filed by the seller with respect to the applicable due period in which the asset representations reviewer’s report is provided will include a summary of those findings and conclusions. The asset representations reviewer will not determine whether noncompliance with the applicable representations constitutes a breach of the pooling and servicing agreement or whether Citibank or another seller would be required to repurchase any applicable receivables. Additionally, the asset representations reviewer will not determine the reason for the delinquency of any receivables, the creditworthiness of any obligor, the overall quality of any receivables or the compliance by the servicer with its covenants with respect to the servicing of any receivables. The servicer will, after reviewing the report of the asset representations reviewer, determine whether there was a breach that materially and adversely affects the interests of the issuance trust or the noteholders in the related receivables such that Citibank or another seller, as applicable, would be required to repurchase the related receivables. The servicer will provide notice to the seller and the trustee of the master trust of any receivables repurchase that it has determined is required. For additional information on repurchases by Citibank or another seller, see “The Master Trust —Master Trust Assets” in this prospectus. A summary of the findings and conclusions of the review will be included on Form 10-D with respect to the due period in which the report was delivered, to be filed with the SEC.

The Asset Representations Reviewer

FTI Consulting, Inc., a Maryland corporation, has been appointed as asset representations reviewer pursuant to an agreement among Citibank, as seller and servicer and the asset representations reviewer. FTI Consulting, Inc. currently acts as an asset representations reviewer for asset-backed securities transactions involving credit card receivables. FTI Consulting, Inc. is not an affiliate of the underwriters named herein, Citibank, the issuance trust, the master trust trustee, the issuance trust trustee or the indenture trustee.

The asset representations reviewer has not been hired by Citibank or any underwriter to perform pre-closing due diligence work on the credit card receivables.

The asset representations reviewer will be responsible for reviewing the applicable receivables for compliance with the applicable representations once both triggers have occurred.

Asset Representations Reviewer Compensation

The asset representations reviewer will be paid a semi-annual fee by the servicer in accordance with the asset representations review agreement. In addition, the asset representations reviewer will be entitled to receive a fee in connection with each asset review payable by the servicer.

Amendments to Asset Representations Review Agreement

The seller, the servicer and the asset representations reviewer may amend the asset representations review agreement. Except for any amendment to (i) clarify an ambiguity, (ii) correct an error or supplement any term of the asset representations review agreement that may be defective or inconsistent with the asset representations review agreement, (iii) provide for, or facilitate the acceptance of the asset representations review agreement by, a successor asset representations reviewer or (iv) convert or supplement any provision in a manner consistent with the intent of the asset representations review agreement, so long as any note is outstanding, any amendment to the asset representations review agreement will need to satisfy either one of the following two conditions: (a) the amendment does not, as evidenced by an opinion of counsel or officer’s certificate, materially and adversely affect the interests of the holders of any outstanding note or (b) the rating agency condition is satisfied.

Limitation on Liability; Indemnification

The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement. The servicer is required under the asset representation review agreement to make available to the asset representations reviewer the related accounts and records maintained by the servicer upon reasonable prior written notice in connection with a review of the receivables. The asset representations reviewer will be required to use commercially reasonably efforts to keep all information about the receivables obtained by it in confidence and may not disclose that information other than as required by the terms of the asset representations review agreement and applicable law. The asset representations reviewer will be indemnified by the servicer for all costs, expenses, losses, damages and liabilities resulting from the performance of its obligations under the asset representations review agreement, except to the extent that they are determined by a final non-appealable court order to have resulted from the asset representations reviewer’s bad faith, gross negligence or willful misconduct or the asset representations reviewer’s breach of any of its representations, warranties or covenants.

Eligibility of Asset Representations Reviewer

The asset representations review agreement provides that the asset representations reviewer may not be (i) affiliated with the sponsor, depositor, servicer, master trust trustee, indenture trustee or issuance trust trustee, or any of their respective affiliates, or (ii) the same party (or an affiliate of any party) hired by the sponsor or any underwriter of the certificates or notes to perform due diligence work on the pool assets in connection with the closing for an issuance of certificates or notes.

Resignation and Removal of the Asset Representations Reviewer

The asset representations reviewer may resign (a) for any reason or no reason upon sixty days’ prior written notice to the seller and the servicer, unless such notice is delivered (i) while an asset review is ongoing, (ii) on a date that is 90 or fewer days after the filing of a monthly report filed on Form 10-D reporting that a delinquency trigger has occurred, (iii) when the trustee of the master trust is conducting a vote of holders of investor certificates to direct a review of the applicable receivables pursuant to the process described above under “— Voting Trigger” or (iv) when the delinquency rate for the immediately preceding due period was equal to or greater than 7.00% or (b) if it does not receive any undisputed payment due under the asset representations review agreement and such failure continues unremedied for thirty days after written notice of such failure has been given to the seller and the servicer. The asset representations reviewer may be removed for cause by the seller or the servicer with 10 days’ written notice if (a) the asset representations reviewer no longer meets the eligibility requirements under the asset representations review agreement, (b) the asset representations reviewer breaches any of its representations, warranties, covenants or obligations under the asset representations review agreement or (c) certain events of bankruptcy or insolvency occur with respect to the asset representations reviewer. Upon receipt of notice of the resignation or removal of the asset representations reviewer, the servicer shall appoint a successor asset representations reviewer. No resignation or removal of the asset representations reviewer will be effective until the earlier of (a) the date a successor asset representations reviewer accepts its engagement or (b) the date on which no notes are outstanding; provided, that if a notice of resignation or removal of the asset representations reviewer has been delivered and no successor asset representations reviewer has been appointed, Citibank will not cause the issuance trust to issue notes having a legal maturity date longer than the latest occurring legal maturity date of the notes outstanding as of the date of such notice of resignation or removal is received or delivered, as applicable, by the seller or the servicer. If the asset representations reviewer resigns or is removed, replaced or substituted, or if a new asset representations reviewer is appointed, we will specify the circumstances surrounding the change on the monthly report filed on Form 10-D for the due period in which the change occurred. The outgoing asset representations reviewer will pay any costs associated with its resignation or removal it incurs.

Any successor asset representations reviewer will execute and deliver to Citibank, the master trust and its predecessor asset representations reviewer an instrument accepting the appointment. Any successor asset representations reviewer must meet the eligibility requirements specified in the asset representations review agreement.

Dispute Resolution

If the seller (referred to as the Representing Party) has received a notice pursuant to the terms of the pooling and servicing agreement from either the master trust trustee or holders of not less than 50% of the aggregate unpaid principal amount of all outstanding investor certificates, as applicable, identifying a breach of a representation and warranty relating to any receivable and such breach requires the repurchase of the applicable receivable pursuant to the terms of the pooling and servicing agreement and such notice has not been resolved within 180 days of the receipt of such written notice, the master trust trustee or any holder of an investor certificate (referred to as the Requesting Party) will have the right to refer the matter, at its discretion, to either third-party mediation or arbitration and Citibank will be deemed to have consented to the selected resolution method. See “The Master Trust—Master Trust Assets” for a discussion of the obligations of Citibank and the rights of the master trust trustee and certificateholders, if Citibank breaches certain representations and warranties concerning the receivables made in the pooling and servicing agreement. See “Repurchase Demands” for a discussion of how repurchase demands may be made. See “Meetings, Voting and Amendments—Treatment of Noteholders” for a discussion of how each holder of a note will be deemed a certificateholder. At the end of the 180-day period described above, the Representing Party may provide notice informing the master trust trustee and holders of investor certificates of the status of a request or, in the absence of any such notice, the master trust trustee or any holder of an investor certificate may presume that a request remains unresolved. The Requesting Party must provide the Representing Party written notice of its intention to refer the matter to mediation or arbitration within 30 calendar days of the conclusion of the 180-day period described above. Each Representing Party agrees to participate in the resolution method selected by the Requesting Party.

If the Requesting Party selects mediation as the resolution method, the mediation will be administered by the American Arbitration Association (AAA) pursuant to its Commercial

Arbitration Rules and Mediation Procedures (the Rules) in effect on the date of the pooling and servicing agreement. The mediator will be independent, impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney or retired judge specializing in commercial litigation with at least 15 years of experience and who will be appointed from a list of neutrals maintained by AAA. Upon being supplied a list of at least ten potential mediators by AAA, each of the Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential mediators in order of preference. AAA will select the mediator from the remaining potential mediators on the list respecting the preference choices of the parties to the extent possible. Each of the Requesting Party and the Representing Party will use commercially reasonable efforts to begin the mediation within 15 business days of the selection of the mediator and to conclude the mediation within 45 days of the start of the mediation. The fees and expenses of the mediation will be allocated as mutually agreed by the Requesting Party and the Representing Party as part of the mediation. A failure by the Requesting Party and the Representing Party to resolve a disputed matter through mediation shall not preclude either party from seeking a resolution of such matter through the initiation of a judicial proceeding in a court of competent jurisdiction, subject to the provisions specified below as applicable to both mediations and arbitrations.

If the Requesting Party selects arbitration as the resolution method, the arbitration will be held in accordance with the United States Arbitration Act, notwithstanding any choice of law provision in the pooling and servicing agreement, and under the auspices of the AAA and in accordance with the Rules.

If the repurchase request at issue involves a repurchase amount of less than 5% of the total principal receivables in the master trust as of such date, a single arbitrator will be used. That arbitrator will be independent, impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney or retired judge specializing in commercial litigation with at least 15 years of experience and who will be appointed from a list of neutrals maintained by the AAA. Upon being supplied a list of at least ten potential arbitrators by the AAA, each Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential arbitrators in order of preference. The AAA will select the arbitrator from the remaining potential arbitrators on the list respecting the preference choices of the parties to the extent possible.

If the repurchase request at issue involves a repurchase amount equal to or in excess of 5% of the total principal receivables in the master trust as of such date, a three arbitrator panel will be used. The arbitral panel will consist of three members, (a) one to be appointed by the Requesting Party within five business days of providing notice to the Representing Party, as applicable, of its selection of arbitration, (b) one to be appointed by the Representing Party within five business days of the Requesting Party’s appointment and (c) the third, who will preside over the arbitral panel, to be chosen by the two party-appointed arbitrators within five business days of the Representing Party’s appointment. If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the stated time periods, then the appointments will be made by AAA pursuant to the Rules.

Each arbitrator selected for any arbitration will abide by the Code of Ethics for Arbitrators in Commercial Disputes in effect as of the date of the pooling and servicing agreement. Prior to accepting an appointment, each arbitrator must promptly disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the hearings within the prescribed time schedule. Any arbitrator selected may be removed by AAA for cause consisting of actual bias, conflict of interest or other serious potential for conflict.

It is the parties’ intention that, after consulting with the parties, the arbitrator or arbitral panel, as applicable, will devise procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within 90 days after appointment of the arbitrator or arbitral panel, as applicable. The arbitrator or the arbitral panel, as applicable, will have the authority to schedule, hear, and determine any and all motions, including dispositive and discovery motions, in accordance with New York law then in effect (including prehearing and post hearing motions), and will do so on the motion of any party to the arbitration. Notwithstanding any other discovery that may be available under the Rules, unless otherwise agreed by the parties, each party to the arbitration will be limited to the following discovery in the arbitration. Consistent with the expedited nature of arbitration, the Requesting Party and the Representing Party will, upon the written request of the other party, promptly provide the other with copies of documents relevant to the issues raised by any claim or counterclaim on which the producing party may rely in support of or in opposition to the claim or defense. At the request of a party, the arbitrator or arbitral panel, as applicable, shall have the discretion to order examination by deposition of witnesses to the extent the arbitrator or arbitral panel deems such additional discovery relevant and appropriate. Depositions shall be limited to a maximum of three per party and shall be held within 30 calendar days of the making of a request. Additional depositions may be scheduled only with the permission of the arbitrator or arbitral panel, and for good cause shown. Each deposition shall be limited to a maximum of three hours duration. All objections are reserved for the arbitration hearing except for objections based on privilege and proprietary or confidential information. Any dispute regarding discovery, or the relevance or scope thereof, shall be determined by the arbitrator or arbitral panel, which determination shall be conclusive. All discovery shall be completed within 60 calendar days following the appointment of the arbitrator or the arbitral panel, as applicable; provided, that the arbitrator or the arbitral panel, as applicable, will have the ability to grant the parties, or either of them, additional discovery to the extent that the arbitrator or the arbitral panel, as applicable, determines good cause is shown that such additional discovery is reasonable and necessary.

It is the parties’ intention that the arbitrator or the arbitral panel, as applicable will resolve the dispute in accordance with the terms of the pooling and servicing agreement, and may not modify or change the pooling and servicing agreement in any way. The arbitrator or the arbitral panel, as applicable, will not have the power to award punitive damages or consequential damages in any arbitration conducted. It is the parties’ intention that in its final determination, the arbitrator or the arbitral panel, as applicable, will determine and award the costs of the arbitration (including the fees of the arbitrator or the arbitral panel, as applicable, cost of any record or transcript of the arbitration, and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator or the arbitral panel, as applicable, in its reasonable discretion. The determination of the arbitrator or the arbitral panel, as applicable, will be in writing and counterpart copies will be promptly delivered to the parties. The determination of the arbitrator or the arbitral panel, as applicable, may be reconsidered once by the arbitrator or the arbitral panel, as applicable, upon the motion and at the expense of either party. Following that single reconsideration, the determination of the arbitrator or the arbitral panel, as applicable will be final and non-appealable and may be entered in and may be enforced in, any court of competent jurisdiction.

By selecting arbitration, the Requesting Party is giving up the right to sue in court, including the right to a trial by jury. No person may bring a putative or certified class action to arbitration.

The following provisions will apply to both mediations and arbitrations:

•	Any mediation or arbitration will be held in New York, New York;

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Notwithstanding this dispute resolution provision, the parties will have the right to seek provisional or ancillary relief from a competent court of law, including a temporary restraining order, preliminary injunction or attachment order, provided such relief would otherwise be available by law; and

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The details and/or existence of any unfulfilled repurchase request, any informal meetings, mediations or arbitration proceedings, including all offers, promises, conduct and statements, whether oral or written, made in the course of the parties’ attempt to informally resolve an unfulfilled repurchase request, and any discovery taken in connection with any arbitration, will be confidential, privileged and inadmissible for any purpose, including impeachment, in any mediation, arbitration or litigation, or other proceeding; provided, however, that any discovery taken in any arbitration will be admissible in that particular arbitration. Such information will be kept strictly confidential and will not be disclosed or discussed with any third party (excluding a party’s attorneys, experts, accountants and other agents and representatives, as reasonably required in connection with the related resolution procedure), except as otherwise required by law, regulatory requirement or court order. If any party to a resolution procedure receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for such confidential information, the recipient will promptly notify the other party to the resolution procedure and will provide the other party with the opportunity to object to the production of its confidential information.

Investor Communication

An investor in the certificates may require the party responsible for making periodic filings with the SEC on Form 10-D, which is currently Citibank in its capacity as servicer, so long as the request was received by the party responsible for making the Form 10-D filing during the related reporting period, to include in the Form 10-D disclosure regarding interest in communicating with other investors. Each investor of a note will be deemed an investor of the certificates. See “Meetings, Voting and Amendments—Treatment of Noteholders.” If the issuance trust or indenture trustee receives a request from an investor in the notes to communicate with one or more investors in the notes or the certificates, the issuance trust or the indenture trustee, as applicable, shall communicate that request to Citibank, to be reported on Form 10-D as specified above.

Disclosure in the relevant Form 10-D will include: the name of the investor making the request, the date the request was received, a statement to the effect that the party responsible for filing the Form 10-D has received a request from such investor and stating that such investor is interested in communicating with other investors with regard to the possible exercise of rights under the related transaction documents, and a description of the method other investors may use to contact the requesting investor.

The party responsible for filing the Form 10-D may verify the identity of an investor of the certificates or notes prior to including a request to communicate with other investors in a Form 10-D, by requiring a written certification from the investor that it is such an investor and one other form of documentation, such as a trade confirmation, an account statement, a letter from the beneficial owner’s broker or dealer, or another similar document.

TAX MATTERS

This section discusses the material U.S. federal income tax consequences to noteholders. However, the discussion is limited in the following ways:

•	The discussion only covers you if you buy your notes in the initial offering— including the initial offering of additional notes of an outstanding subclass.

•	The discussion only covers you if you hold your notes as a capital asset—that is, for investment purposes—and if you do not have a special tax status.

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The discussion does not cover tax consequences that depend upon your particular tax circumstances. You should consult your tax advisor about the consequences of holding notes in your particular situation.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the notes.

•	The discussion does not cover state, local or foreign law.

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The discussion does not cover every type of note that the issuance trust might issue. For example, it does not cover notes with an expected principal payment date within one year of issuance, foreign currency notes, or notes that are not to be characterized as debt for federal income tax purposes. If your notes are of a type not described in this discussion, additional tax information will be provided at the time of issuance of such notes.

•	The discussion does not apply to the initial issuance of a new subclass of notes issued at more than a small discount from their stated principal amount. More precisely, the discussion applies only if the discount is less than 1/4% times the number of full years from the issue date to the expected principal payment date of the notes. This discount is referred to as “de minimis OID.” If the discount on the initial issuance of a new subclass of notes exceeds this de minimis amount, the original issue discount (OID) rules of the Internal Revenue Code will apply and additional information will be provided at the time of issuance of such notes.

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There is no authority concerning many of the tax issues concerning the issuance trust and the notes. We have not requested a ruling from the Internal Revenue Service on the tax consequences of owning the notes. As a result, the Internal Revenue Service could disagree with portions of this discussion.

Because of these limitations, and because of the uncertainties described under “—Other Possible Tax Characterizations,” we strongly encourage you to consult your tax advisor before purchasing notes.

Tax Characterization of the Notes

It is a condition to the issuance of new notes of a series, class or subclass that either the issuance trust must deliver to the indenture trustee and the rating agencies an opinion of counsel that for federal income tax purposes the newly issued notes (other than notes held, in certain circumstances, by Citibank or an affiliate of Citibank) will be properly characterized as debt or the Threshold Conditions must be satisfied. See “The Notes—Issuances of New Series, Classes and Subclasses of Notes.” Accordingly, Cravath, Swaine & Moore LLP, special U.S. Federal tax counsel to Citibank and the issuance trust, referred to in this capacity as “tax counsel,” is of the opinion that the notes (other than notes held, in certain circumstances, by Citibank or an affiliate of Citibank) are properly characterized as indebtedness for federal income tax purposes. In addition, noteholders will agree, by acquiring notes, to treat the notes as debt of Citibank for U.S. federal, state and local income and franchise tax purposes. Citibank agrees to treat the notes in the same manner for these purposes, although it will treat the notes as equity for some nontax purposes.

Tax Characterization of the Issuance Trust

It is a condition to the issuance of new notes of a series, class or subclass that either the issuance trust must deliver to the indenture trustee and the rating agencies an opinion of counsel that for federal income tax purposes the issuance trust will not be an association, or publicly traded partnership, taxable as a corporation following the new issuance or the Threshold Conditions must be satisfied. See “The Notes—Issuances of New Series, Classes and Subclasses of Notes.” Accordingly, tax counsel is of the opinion that the issuance trust will not be an association—or publicly traded partnership—taxable as a corporation for federal income tax purposes. As a result, the issuance trust will not have to pay federal income tax.

The precise tax characterization of the issuance trust for federal income tax purposes is not certain. Citibank intends that the issuance trust be disregarded and treated as merely holding assets on behalf of Citibank as collateral for notes issued by Citibank. On the other hand, the issuance trust could be viewed as a separate entity for tax purposes, probably a partnership, issuing its own notes. This distinction, however, should not have a significant tax effect on noteholders except as stated under “—Other Possible Tax Characterizations.”

U.S. and Non-U.S. Noteholders

Many of the tax consequences of your owning notes depend upon whether you are a “U.S. noteholder” or a “non-U.S. noteholder.”

A “U.S. noteholder” is (a) an individual U.S. citizen or resident alien; (b) a corporation, or entity taxable as a corporation for U.S. federal income tax purposes, that was created under U.S. law, whether federal or state; or (c) an estate or trust that must pay U.S. federal income tax on its worldwide income.

A “non-U.S. noteholder” is a person or entity that is not a U.S. noteholder.

If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding notes should consult their tax advisors.

Tax Consequences to U.S. Noteholders

Interest

Unless the OID rules apply as described in the next paragraph:

•	If you are a cash method taxpayer—which includes most individual noteholders— you must report interest on the notes in your income when you receive it.

•	If you are an accrual method taxpayer, you must report interest on the notes in your income as it accrues.

Possible OID on the Notes

Your notes might be treated as having OID, even if they satisfy the requirement for de minimis OID described in the seventh bullet point under “—Tax Matters.” This result could arise in two ways:

•	Interest on your notes is not paid in full on a scheduled payment date. Your notes might then be treated as having OID from that date until their principal is fully paid.

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All notes might have OID from their date of issuance, because interest is only payable out of specified cash flows allocated to the collateral certificate. However, Citibank intends to take the position that OID does not arise under this rule.

If your note has OID, all interest on the note would be taxable in accordance with the rules for accruing OID. In general, there would not be a significant adverse effect on you. However:

•	You would have to report interest income on the note as it accrues rather than when it is paid, even if you are on the cash method of accounting.

•	If the note was issued at a small discount from its face amount—that is, with de minimis OID—you would have to accrue that discount into income over the life of the note.

Premium and Discount

If you buy a note for more than its stated principal amount—disregarding accrued interest that you pay—the excess amount you pay will be “bond premium.”

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You can elect to use bond premium to reduce your taxable interest income from your note. Under the election, the total premium will be allocated to interest periods, as an offset to your interest income, on a “constant yield” basis over the life of your note. Under this rule, there is a smaller offset in the early periods and a larger offset in the later periods.

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You make this election on your tax return for the year in which you acquire the note. If you make the election, it automatically applies to all debt instruments with bond premium that you own during that year or that you acquire at any time thereafter, unless the Internal Revenue Service permits you to revoke the election.

You may be subject to the “market discount” rules of the Internal Revenue Code if you buy a note in an offering for less than its principal amount, and either:

•	you buy the note in the initial offering of a subclass of notes and you pay less than the initial offering price, or

•	you buy the note in an offering of additional notes of an outstanding subclass and you pay less than the initial offering price when the subclass was originally issued.

The market discount rules apply as follows:

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Market discount is the excess of the principal amount of a note over your purchase price. However, market discount is disregarded under a de minimis rule if it is less than  1/4% of the principal amount multiplied by the number of full years from your purchase date to the expected principal payment date of the note.

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You are not required to accrue market discount into income on a current basis, although you can elect to do so. Unless you elect to do so, you may have ordinary income—to the extent of the accrued market discount—on your sale, retirement or other disposition of your note, or on your receipt of a partial principal payment on your note. In addition, if you have any indebtedness allocable to your note, a portion of your interest deduction on that debt—to the extent of accrued and untaxed market discount on the note—may be deferred.

Appropriate adjustments to tax basis are made in these situations. Noteholders in these situations should consult their tax advisors.

Sale or Retirement of Notes

On your sale or retirement of your note:

•	You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the note.

•	Your tax basis in your note is your cost, after taking into account adjustments for OID, premium and discount.

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Your gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if you held your note for more than one year. Gain equal to accrued market discount will generally be ordinary income, as discussed under “—Premium and Discount.”

•	If your note was issued with de minimis OID, you must report that discount in your income as taxable gain on a proportionate basis as you receive principal of the note.

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If you sell a note between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the note but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

Information Reporting and Backup Withholding

Under the tax rules concerning information reporting to the Internal Revenue Service:

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Assuming you hold your notes through a broker or other securities intermediary, the intermediary must provide information to the Internal Revenue Service and to you on Form 1099 concerning interest, OID and retirement proceeds on your notes, unless an exemption applies. You may need to make adjustments to this information before filing your own tax return.

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Similarly, unless an exemption applies, you must provide the intermediary with your Taxpayer Identification Number for its use in reporting information to the Internal Revenue Service. If you are an individual, this is your social security number. You are also required to comply with other Internal Revenue Service requirements concerning information reporting.

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If you are required to comply with these requirements but do not comply, the intermediary must withhold at a rate that is currently 28% of all amounts payable to you on the notes, including principal payments. This is called “backup withholding.” If the intermediary withholds payments, you may use the withheld amount as a credit against your federal income tax liability.

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All individual U.S. noteholders are required to comply with these requirements. Some U.S. noteholders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Other Possible Tax Characterizations

Since we are not obtaining a ruling from the Internal Revenue Service on the tax consequences of the notes, the Internal Revenue Service could disagree with the intended tax consequences or with the opinions of tax counsel described under “—Tax Characterization of the Notes” and “—Tax Characterization of the Issuance Trust.” As a result:

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The notes might be treated as equity interests in a partnership rather than debt for tax purposes. Noteholders would then be treated as partners in a partnership, with possible adverse tax results. In particular, individual noteholders would be required to include income of the issuance trust or the master trust in their own income as it accrues rather than when it is paid, and might not be allowed a deduction for certain expenses of the issuance trust or the master trust, resulting in a greater amount of taxable income than cash received.

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The issuance trust—and possibly the master trust—might initially or in the future be treated as a taxable corporation, with the notes treated as debt or equity in the corporation. Tax imposed on the issuance trust or the master trust could significantly reduce the amount of cash otherwise available for payment to noteholders.

Tax Consequences to Non-U.S. Noteholders

Withholding Taxes

Subject to the discussion below under “—Foreign Account Tax Compliance Act (FATCA),” generally, assuming the notes are debt for federal income tax purposes—as provided in the opinion of tax counsel—no U.S. taxes are required to be withheld from payments of principal and interest on the notes.

However, for the exemption from withholding taxes to apply to you, you must meet one of the following requirements.

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You provide a completed Form W-8BEN or Form W-8BEN-E, as applicable—or substitute form—to the bank, broker or other intermediary through which you hold your notes. The Form W-8BEN or Form W-8BEN-E contains your name, address and a statement that you are the beneficial owner of the notes and that you are not a U.S. noteholder.

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You hold your notes directly through a “qualified intermediary,” and the qualified intermediary has sufficient information in its files indicating that you are not a U.S. noteholder. A qualified intermediary includes a bank, broker or other intermediary that is either (a) a U.S. or non-U.S. entity, (b) is acting out of a non-U.S. branch or office and (c) has signed an agreement with the Internal Revenue Service providing that it will administer all or part of the U.S. tax withholding rules under specified procedures.

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You are entitled to an exemption from withholding tax on interest under a tax treaty between the U.S. and your country of residence. To claim this exemption, you must complete Form W-8BEN or Form W-8BEN-E, as applicable, and claim this exemption on the form. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary.

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The interest income on the notes is effectively connected with the conduct of your trade or business in the U.S., and is not exempt from U.S. tax under a tax treaty. To claim this exemption, you must complete Form W-8ECI.

Even if you meet one of the above requirements, interest paid to you will be subject to withholding tax under any of the following circumstances:

•	The withholding agent or an intermediary knows or has reason to know that you are not entitled to an exemption from withholding tax. Specific rules apply for this test.

•	The Internal Revenue Service notifies the withholding agent that information that you or an intermediary provided concerning your status is false.

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An intermediary through which you hold the notes fails to comply with the procedures necessary to avoid withholding taxes on the notes. In particular, an intermediary is generally required to forward a copy of your Form W-8BEN or Form W-8BEN-E—or other documentary information concerning your status—to the withholding agent for the notes. However, if you hold your notes through a qualified intermediary—or if there is a qualified intermediary in the chain of title between yourself and the withholding agent for the notes—the qualified intermediary will not generally forward this information to the withholding agent.

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You (a) own 10% or more of the voting stock of Citigroup Inc., (b) are a “controlled foreign corporation” with respect to Citigroup Inc. or (c) are a bank making a loan in the ordinary course of its business. In these cases, you will be exempt from withholding taxes only if you are eligible for a treaty exemption or if the interest income is effectively connected with your conduct of a trade or business in the U.S., as discussed above.

Interest payments made to you will generally be reported to the Internal Revenue Service and to you on Form 1042-S. However, this reporting does not apply to you if you hold your notes directly through a qualified intermediary and the applicable procedures are complied with.

The rules regarding withholding are complex and vary depending on your individual situation. They are also subject to change. In addition, special rules apply to certain types of non-U.S. noteholders, including partnerships, trusts and other entities treated as pass-through entities for U.S. federal income tax purposes. We suggest that you consult with your tax advisor regarding the specific methods for satisfying these requirements.

Sale or Retirement of Notes

If you sell a note or it is redeemed, you will not have to pay federal income tax on any gain unless one of the following applies:

•	The gain is connected with a trade or business that you conduct in the U.S.

•	You are an individual, you are present in the U.S. for at least 183 days during the year in which you dispose of the note, and other conditions are satisfied.

•	The gain represents accrued interest or OID, in which case the rules for interest would apply.

U.S. Trade or Business

If you hold your note in connection with a trade or business that you are conducting in the U.S.:

•	Any interest on the note, and any gain from disposing of the note, generally will be taxable as income as if you were a U.S. noteholder.

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If you are a corporation, you may be required to pay the “branch profits tax” on your earnings that are connected with your U.S. trade or business, including earnings from the note. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

Estate Taxes

If you are an individual, no U.S. estate tax will apply to your note when you die. However, this rule only applies if, at your death, payments on the note were not connected to a trade or business that you were conducting in the U.S.

Information Reporting and Backup Withholding

U.S. rules concerning information reporting and backup withholding are described under “—Tax Consequences to U.S. Noteholders.” Under these rules:

•

Principal and interest payments you receive will be automatically exempt from the usual rules if you are a non-U.S. noteholder exempt from withholding tax on interest, as described above. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that you should be subject to the usual information reporting or backup withholding rules. In addition, as described above, interest payments made to you may be reported to the Internal Revenue Service on Form 1042-S.

•

Sale proceeds you receive on a sale of your notes through a broker may be subject to these rules if you are not eligible for an exemption. In particular, information reporting and backup withholding may apply if you use the U.S. office of a broker. Information reporting, but not backup withholding, may apply if you use the foreign office of a broker that has certain connections to the U.S. In general, you may file Form W-8BEN or Form W-8BEN-E, as applicable, to claim an exemption from information reporting and backup withholding. You should consult your tax advisor concerning information reporting and backup withholding on a sale.

Other Possible Tax Characterizations

If the issuance trust or the master trust is treated as a taxable corporation, the tax liability of the issuance trust or the master trust could reduce the amount of cash available to noteholders. In addition, if your notes are characterized as equity rather than debt for federal income tax purposes, there could be material adverse tax consequences to you. For example:

•	If your notes were equity interests in a partnership, (a) 30% U.S. withholding tax might apply to the gross amount of income of the issuance trust allocable to you, or

(b) you might have to file a tax return in the U.S. and pay tax on your share of net income of the issuance trust as if that income were your U.S. business income. A corporate noteholder might also be required to pay the “branch profits tax.”

•	If your notes are equity interests in a corporation, all interest payable to you might be treated as a dividend subject to 30% withholding tax, or a lower rate provided for dividends by a tax treaty.

Non-U.S. noteholders should consult their tax advisors concerning these risks.

Foreign Account Tax Compliance Act (FATCA)

A 30% U.S. federal withholding tax may apply to interest, and the gross proceeds from a disposition of the notes after December 31, 2018, that is paid to a beneficial owner or intermediary that is either:

•	a “foreign financial institution,” unless it agrees to report information concerning its holders of “United States accounts” and meets other specified requirements, or

•

a “non-financial foreign entity,” unless it provides a certification that the beneficial owner does not have any “substantial United States owners” or identifies each substantial United States owner and meets other specified requirements.

In certain cases, the foreign financial institution or non-financial foreign entity may be exempt from these rules.

European Union Tax Reporting and Withholding

Under Council Directive 2003/48/EC on the taxation of savings income (EU Savings Directive), each member state of the European Union is required to provide to the tax authorities of another member state details of certain payments of interest or similar income paid or secured by a person established within its jurisdiction to or for the benefit of an individual resident in that other member state or certain limited types of entities established in that other member state.

For a transitional period, Austria is required (unless during that period it elects otherwise) to operate a withholding system in relation to such payments. The end of the transitional period is dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries. A number of non-EU countries and territories including Switzerland have adopted similar measures (a withholding system in the case of Switzerland).

On March 24, 2014, the Council of the European Union adopted a Council Directive (Amending Directive) amending and broadening the scope of the requirements described above. The Amending Directive requires member states to apply these new requirements from January 1, 2017, and if they were to take effect the changes would expand the range of payments covered by the Savings Directive, in particular to include additional types of income payable on securities. They would also expand the circumstances in which payments that indirectly benefit an individual resident in a member state must be reported or subject to withholding. This approach would apply to payments made to, or secured for, persons, entities or legal arrangements (including trusts) where certain conditions are satisfied, and may in some cases apply where the person, entity or legal arrangement is established or effectively managed outside of the European Union.

However, the European Commission has proposed the repeal of the Savings Directive from January 1, 2017 in the case of Austria and from January 1, 2016 in the case of all other member states (subject to ongoing requirements to fulfill administrative obligations such as the reporting and exchange of information relating to, and accounting for withholding taxes on, payments made before those dates). This is to prevent overlap between the Savings Directive and a new automatic exchange of information regime to be implemented under Council Directive 2011/16/EU on administrative cooperation in the field of taxation (as amended by Council Directive 2014/107/EU). The proposal also provides that, if it proceeds, member states will not be required to apply the new requirements of the Amending Directive.

BENEFIT PLAN INVESTORS

Benefit plans are required to comply with restrictions under the Internal Revenue Code and the Employee Retirement Income Security Act of 1974, known as ERISA. These restrictions include rules concerning prudence and diversification of the investment of assets of a benefit plan—referred to as “plan assets.” A benefit plan fiduciary should consider whether an investment by the benefit plan in notes complies with these requirements.

In general, a benefit plan for these purposes includes:

•	an employee benefit plan that is tax-qualified under the Internal Revenue Code and provides deferred compensation to employees—such as a pension, profit-sharing, Section 401(k) or Keogh plan;

•	an individual retirement account; and

•

a collective investment fund or other entity, if (a) the fund or entity has one or more benefit plan investors and (b) certain “look-through” rules apply and treat the assets of the fund or entity as constituting plan assets of the benefit plan investor.

However, a plan maintained by a government is not a benefit plan unless it is tax-qualified under the Internal Revenue Code. A fund or other entity—including an insurance company general account—considering an investment in notes should consult its tax advisors concerning whether its assets might be considered plan assets under these rules.

Prohibited Transactions

ERISA and the Internal Revenue Code also prohibit transactions of a specified type between a benefit plan and a party in interest who is related in a specified manner to the benefit plan. Violation of these prohibited transaction rules may result in significant penalties. There are statutory exemptions from the prohibited transaction rules, and the U.S. Department of Labor has granted administrative exemptions of specified transactions.

Potential Prohibited Transactions from Investment in Notes

There are two categories of prohibited transactions that might arise from a benefit plan’s investment in notes. Fiduciaries of benefit plans contemplating an investment in notes should carefully consider whether the investment would violate these rules.

Prohibited transactions between the benefit plan and a party in interest

The first category of prohibited transaction could arise on the grounds that the benefit plan, by purchasing notes, was engaged in a prohibited transaction with a party in interest. A prohibited transaction could arise, for example, if the notes were viewed as debt of Citibank and Citibank was a party in interest as to the benefit plan. A prohibited transaction could also arise if Citibank, the master trust trustee, the indenture trustee, the servicer or another party with an economic relationship to the issuance trust or the master trust either:

•	is involved in the investment decision for the benefit plan to purchase notes or

•	is otherwise a party in interest as to the benefit plan.

If a prohibited transaction might result from the benefit plan’s purchase of notes, a statutory or administrative exemption from the prohibited transaction rules might be available to permit an investment in notes. A statutory exemption enacted as part of the Pension Protection Act of 2006 exempts certain transactions between a benefit plan and a person that is a party in interest with respect to the plan, if the person is a party in interest solely because it provides services to the plan, the person had no discretionary authority or control over the transaction and gave the plan no advice relating to the transaction, and the plan pays no more than adequate consideration. The administrative exemptions that are potentially available include the following prohibited transaction class exemptions:

•	96-23, available to “in-house asset managers”;

•	95-60, available to insurance company general accounts;

•	91-38, available to bank collective investment funds;

•	90-1, available to insurance company pooled separate accounts; and

•	84-14, available to “qualified professional asset managers.”

However, even if the benefit plan is eligible for one of these exemptions, the exemption may not cover every aspect of the investment by the benefit plan that might be a prohibited transaction.

Prohibited transactions between the issuance trust or master trust and a party in interest

The second category of prohibited transactions could arise if:

•	a benefit plan acquires notes, and

•	under a Department of Labor plan asset regulation, assets of the issuance trust or the master trust are treated as if they were plan assets of the benefit plan.

In this case, every transaction by the issuance trust or the master trust would be treated as a transaction by the benefit plan using plan assets.

If assets of the issuance trust or the master trust are treated as plan assets, a prohibited transaction could result if the issuance trust or the master trust itself engages in a transaction with a party in interest as to the benefit plan, if an exemption described above does not apply. For example, if the master trust assets are treated as assets of a benefit plan and the master trust holds a credit card receivable that is an obligation of a participant in that same benefit plan, then there would be a nonexempt prohibited extension of credit between the benefit plan and a party in interest, the plan participant.

As a result, if assets of the issuance trust or the master trust are treated as plan assets, there would be a significant risk of a prohibited transaction. Moreover, the statutory exemption and the prohibited transaction class exemptions referred to above could not be relied on to exempt all the transactions of the issuance trust or the master trust from the prohibited transaction rules. In addition, because all the assets of the issuance trust or the master trust would be treated as plan assets, managers of those assets might be required to comply with the fiduciary responsibility rules of ERISA.

Under an exemption in the plan asset regulations, assets of the issuance trust or master trust would not be considered plan assets, and so this risk of prohibited transactions should not arise, if a benefit plan purchased a note that

•	is treated as indebtedness under local law, and

•	has no “substantial equity features.”

The issuance trust expects that all notes will be indebtedness under local law. Likewise, although there is no authority directly on point, the issuance trust believes that the notes should not be considered to have substantial equity features. As a result, the plan asset regulations should not apply to cause assets of the issuance trust or the master trust to be treated as plan assets. This expectation that the notes will be indebtedness is based in part on the assignment of an investment grade rating to the notes at the time of issuance. The debt treatment of notes for ERISA purposes could change subsequent to their issuance in the event of a withdrawal or downgrade to below investment grade of the rating of the notes, and the subsequent acquisition of the notes (or interest therein) by benefit plans could be a prohibited transaction.

Investment by Benefit Plan Investors

For the reasons described in the preceding sections, benefit plans can purchase notes. However, the fiduciary of the benefit plan must ultimately determine whether the requirements of the plan asset regulation are satisfied. More generally, the fiduciary must determine whether the benefit plan’s investment in notes will result in one or more nonexempt prohibited transactions or otherwise violate the provisions of ERISA or the Internal Revenue Code.

Tax Consequences to Benefit Plans

In general, assuming the notes are debt for federal income tax purposes, interest income on notes would not be taxable to benefit plans that were tax-exempt under the Internal Revenue Code, unless the notes were “debt-financed property” because of borrowings by the benefit plan itself. However, if, contrary to the opinion of tax counsel, for federal income tax purposes, the notes were equity interests in a partnership and the partnership or the master trust were viewed as having other outstanding debt, then all or part of the interest income on the notes would be taxable to the benefit plan as “debt-financed income.” Benefit plans should consult their tax advisors concerning the tax consequences of purchasing notes.

[UNDERWRITING][PLAN OF DISTRIBUTION]

[Subject to the terms and conditions of the underwriting agreement for the Class 201[•]-[•][•] notes, the issuance trust has agreed to sell to each of the underwriters named below, and each of those underwriters has severally agreed to purchase, the principal amount of the Class 201[•]-[•][ •] notes set forth opposite its name:

Underwriters	Principal Amount
[•]	$	[	•]
[•]		[	•]
[•]		[	•]
[•]		[	•]

Total	$	[	•]

The several underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all $[•] aggregate principal amount of the Class 201[•]-[•] notes if any of the Class 201[•]-[•][•] notes are purchased.

The underwriters have advised the issuance trust that the several underwriters propose initially to offer the Class 201[•]-[•][•] notes to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at that public offering price less a concession not in excess of [  .  ]% of the principal amount of the Class 201[•]-[•][•] notes. The underwriters may allow, and those dealers may reallow to other dealers, a concession not in excess of [  .  ]% of the principal amount.

After the public offering, the public offering price and other selling terms may be changed by the underwriters.

The proceeds to the issuance trust from the sale of the Class 201[•]-[•][•] notes and the underwriting discount are set forth on the cover page of this prospectus. The proceeds to the issuance trust will be paid to Citibank. See “Use of Proceeds” in this prospectus. Additional offering expenses are estimated to be $[•].

In connection with the offering, the underwriters may purchase and sell Class 201[•]-[•][ •] notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of Class 201[•]-[•] notes than they are required to purchase in the offering.

•	Covering transactions involve purchases of Class 201[•]-[•] notes in the open market after the distribution has been completed in order to cover short positions.

•	Stabilizing transactions involve bids to purchase Class 201[•]-[•] notes so long as the stabilizing bids do not exceed a specified maximum.

The underwriters may also impose a penalty bid. Penalty bids permit an underwriter to reclaim a selling concession from a syndicate member when that underwriter, in covering syndicate short positions or making stabilizing purchases, purchases notes originally sold by that syndicate member.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Class 201[•]-[•] notes. They may also cause the price of the Class 201[•]-[•] notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. The underwriters are not required to engage in any of these activities and may end any of these activities at any time.

The issuance trust and Citibank will, jointly and severally, indemnify the underwriters against certain liabilities, including liabilities under applicable securities laws, or contribute to payments the underwriters may be required to make in respect of those liabilities. The issuance trust’s obligation to indemnify the underwriters will be limited to finance charge collections from the collateral certificate received by the issuance trust after making all required payments and required deposits under the indenture.

Citigroup Global Markets Inc. is an affiliate of the issuance trust and Citibank. Accordingly, the offering of the Class 201[•]-[•][•] notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority.

The underwriters and their affiliates may engage in transactions with and perform services for the issuance trust, Citibank or its affiliates in the ordinary course of business.]

[Subject to the terms and conditions of the [placement agency][purchase] agreement, the issuance trust has agreed to offer and sell the Class 201[•]-[•][•] in any of three ways:

•	directly to one or more purchasers;

•	through agents; or

•	through underwriters.

Any agent that offers the Class 201[•]-[•][ •] notes may be an affiliate of the issuance trust and Citibank.

Dealer trading may take place in some of the Class 201[•]-[•][ •] notes, including notes not listed on any securities exchange. Direct sales may be made on a national securities exchange or otherwise. If the issuance trust, directly or through agents, solicits offers to purchase the Class 201[•]-[•][•] notes, the issuance trust reserves the sole right to accept and, together with its agents, to reject in whole or in part any proposed purchase of the Class 201[•]-[•][•] notes.

The issuance trust may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. The issuance trust may authorize agents to solicit offers by certain institutions to purchase securities from the issuance trust pursuant to delayed delivery contracts providing for payment and delivery at a future date.

Any agent participating in the distribution of securities, including Class 201[•]-[•][• ] notes offered by this prospectus, will be an “underwriter” of those securities under the Securities Act of 1933 and any discounts or commissions received by them and any profit realized by them on the sale or resale of the securities may be deemed to be underwriting discounts and commissions.

The issuance trust and Citibank have agreed to indemnify agents and their controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933 in connection with their participation in the distribution of the Class 201[•]-[•][•] notes. The issuance trust’s obligation to indemnify agents and their controlling persons will be limited to finance charge collections from the collateral certificate received by the issuance trust after making all required payments and required deposits under the indenture.

Agents participating in the distribution of the Class 201[•]-[•][•] notes and their controlling persons, may engage in transactions with and perform services for the issuance trust or its affiliates in the ordinary course of business.]

Offering Restrictions

United Kingdom

Each underwriter of the Class 201[•]-[•][•] notes has agreed that:

•

it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000, as amended (FSMA) with respect to anything done by it in relation to the Class 201[•]-[•][•] notes in, from or otherwise involving the United Kingdom; and

•

it has only communicated or caused to be communicated or will only communicate or cause to be communicated any invitation or inducement to engage in investment activities (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any of the Class 201[•]-[•][• ] notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuance trust.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “relevant member state”), each underwriter has agreed that, with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (the relevant implementation date), it has not made and will not make an offer of the Class 201[•]-[•][•] notes to the public in that relevant member state other than to any legal entity which is a qualified investor as defined in the Prospectus Directive; provided that no such offer of the Class 201[•]-[•][ •] notes shall require the issuance trust, Citibank or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the Class 201[•]-[•][ •] notes to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Class 201[•]-[•][•] notes to be offered so as to enable an investor to decide to purchase or subscribe for the Class 201[•]-[•][•] notes, as the expression may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in the relevant member state.

The seller of the Class 201[•]-[•][• ] notes have not authorized and do not authorize the making of any offer of Class 201[•]-[•][• ] notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the Class 201[•]-[•][ •] notes as contemplated in this prospectus. Accordingly, no purchaser of the Class 201[•]-[•][ •] notes, other than the underwriters, is authorized to make any further offer of the Class 201[•]-[•][ •] notes on behalf of the sellers or the underwriters.

In connection with any sales of Class 201[•]-[•][•] notes outside of the United States, the underwriters may act through one or more of their affiliates.

REVIEW OF DISCLOSURE REGARDING MASTER TRUST ASSETS4

Citibank has performed a review of the master trust receivables and accounts and the disclosure regarding those assets as required by Rule 193 under the Securities Act of 1933, as amended. The purpose of this review was to provide Citibank with reasonable assurance that the disclosure regarding the master trust assets in this prospectus is accurate in all material respects.

[4]

The Rule 193 review will encompass the receivables currently comprising the master trust portfolio, including receivables added to the pool as of a reasonably practicable date prior to the date of the prospectus, and will address whether those receivables deviate from disclosed underwriting criteria or any other criteria or benchmark used to evaluate the assets, as contemplated by Item 1111(a)(7) and (8) of Regulation AB.

As part of the review, Citibank identified the information concerning the master trust assets to be covered and determined the review procedures for each portion of that information. Factual information was reviewed by those officers and employees of Citibank and its affiliates who are knowledgeable about that information. Counsel to Citibank reviewed the portions of the descriptions of the transaction documents regarding the master trust assets and compared those descriptions to the related transaction documents to ensure that the descriptions were accurate in all material respects. Officers and employees of Citibank and its affiliates also consulted with counsel with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the credit card receivables or payments on the notes.

Employees of Citibank and its affiliates reviewed the statistical information with respect to the master trust receivables and accounts contained in “The Master Trust Receivables and Accounts” in Annex I of this prospectus. As part of the review, such employees sampled 5,000 credit card accounts randomly selected from the credit card accounts designated to the master trust and compared the stratification results of certain information relating to those accounts—including obligor address, obligor FICO score, account balance, payment status, age of account, and whether the account is subject to a loan modification—to the related statistical information contained in “The Master Trust Receivables and Accounts.” The stratification results of the selected accounts were found to be materially consistent with the related statistical information. Citibank also engaged a third party to assist in its review of such statistical information. In accordance with Citibank’s instructions, the third party compared information derived from Citibank’s computer systems regarding the attributes of the master trust receivables and accounts to such statistical information. The results of these reviews, together with Citibank’s control processes used in the operation of its credit card business as described below, provided reasonable assurance that the statistical information relating to the master trust receivables and accounts contained in “The Master Trust Receivables and Accounts” is accurate in all material respects.

Before making lump additions of accounts to the master trust, Citibank identifies accounts that meet the eligibility criteria for addition to the master trust by screening the inventory of accounts owned by Citibank that are not yet designated to the master trust for the applicable characteristics. On an annual basis for each year in which there are lump additions of accounts to the master trust, employees of Citibank and its affiliates, with the assistance of a third party engaged by Citibank to review process design, perform additional procedures to assess whether the screen properly excluded ineligible accounts.

Citibank determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of Citibank’s review. Citibank had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. Citibank attributes all findings and conclusions of the review to itself.

With respect to the disclosure in “The Credit Card Business of Citibank—Acquisition of Accounts and Use of Credit Cards” in Annex I of this prospectus, Citibank regularly engages in activities that are designed to monitor and measure compliance with its credit policy. These activities include a Risk Management control and oversight program designed to ensure that new credit card account acquisitions and assigned credit limits meet approved Citibank policy. Ongoing performance of the accounts is routinely reviewed by senior management of Citibank’s cards business as well as senior officers in Citigroup’s Global Risk Management department.

Underwriting decisions made using Citibank’s automated approval system are reviewed and affirmed using two primary methods. First, on a quarterly basis, acquisition models are reviewed in a Quarterly Model Validation program to ensure that they are meeting stated performance objectives. Based on the results, adjustments may be made to the score cutoffs or a redevelopment of the score may be required. Additionally, on a monthly basis, new credit card accounts are reviewed as part of the Risk Management control and oversight program. This program consists of three parts—exception reports, account monitoring, and interactive reviews such as call monitoring—to ensure that the accounts are within the stated Citibank policy. Citibank considers the decision to approve a new account or a credit limit increase to be an exception to the underwriting criteria only if such decision is a result of an error in processing within the automated approval system. Accounts identified in the exception reports are promptly remediated. All recent results from both the Quarterly Model Validation program and the Risk Management control and oversight program have been satisfactory and have verified that the exception rate for new accounts is de minimis.

In accordance with Citibank’s credit policy, some applications are routed for a manual review by the Credit Operations team to make a final credit decision. These decisions are also monitored on a monthly basis by Risk Management using the methods outlined above. Additionally, performance monitoring reports and, if necessary, remedial efforts, for this population of accounts are used to ensure that these accounts adhere to Citibank’s stated policy.

Citibank’s review of the master trust accounts and receivables is supported by Citibank’s extensive control processes used in the day-to-day operation of its credit card business. These controls include financial reporting controls, regular internal audits of key business functions, including account origination, servicing and systems processing, controls to verify compliance with procedures and quality assurance reviews for credit decisions and securitization processes. In addition, Citibank has an integrated network of computer applications to make certain that information about the master trust accounts and receivables is accurately entered, captured and maintained in its computer systems. These computer systems are subject to change control processes, automated controls testing and control review programs to determine whether systems controls are operating effectively and accurately. All of these controls and procedures ensure the integrity of Citibank’s information systems and the accuracy of disclosures in all material respects.

After completing the review described above, Citibank has concluded that it has reasonable assurance that the disclosure regarding the master trust assets in this prospectus is accurate in all material respects.

DEMANDS FOR REPURCHASES OF RECEIVABLES

The pooling and servicing agreement contains covenants requiring the repurchase of receivables from the master trust for the breach of a related representation or warranty. See “The Master Trust—Master Trust Assets” for a discussion of how these repurchase obligations arise and how holders of investor certificates can give notice of such repurchase obligations. See “Meetings, Voting and Amendments—Treatment of Noteholders” for a discussion of how holders of notes will be treated as holders of investor certificates. No credit card receivables securitized by Citibank were the subject of a demand to repurchase receivables for a breach of the representations and warranties during the [    ] year period ending [insert most recent quarter end date]. Citibank, as securitizer, discloses all fulfilled and unfulfilled repurchase requests for receivables that were the subject of a demand to repurchase on SEC Form ABS-15G. The most recent Form ABS-15G filed by Citibank was filed with the SEC on [            , 20    ] under CIK number 0001541816. Citibank also discloses all such demands for repurchase with respect to the master trust assets in its monthly reports on Form 10-D under CIK number 0001522616. For more information on obtaining a copy of the monthly reports or Form ABS-15G, see “Where You Can Find Additional Information” in this prospectus. Any demands to repurchase receivables for a breach of applicable representations and warranties should be delivered to the seller by the master trust trustee, acting on its own accord or at the direction of the holders of a majority of investor certificates, or by the holders of a majority of investor certificates, as applicable, as required by the terms of the pooling and servicing agreement.

LEGAL MATTERS

Christopher R. Becker, an Assistant General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc., will pass upon the validity of the notes for the issuance trust. Cravath, Swaine & Moore LLP, New York, New York will pass upon the validity of the notes for any agents or underwriters. Cravath, Swaine & Moore LLP, New York, New York will also pass upon certain U.S. Federal income tax matters for the issuance trust. Cravath, Swaine & Moore LLP, New York, New York has from time to time represented the issuance trust with respect to a variety of matters, and has also represented its affiliates in a variety of matters. Mr. Becker beneficially owns, or has the right to acquire under Citigroup Inc.’s employee benefit plans, an aggregate of less than 0.01% of Citigroup Inc.’s outstanding common stock.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, we filed a registration statement relating to the securities described in this prospectus with the Securities and Exchange Commission. This prospectus is a part of that registration statement, but the registration statement includes additional information.

We will file all required annual, monthly and special reports and other information with the SEC under the name “Citibank Credit Card Issuance Trust” (CIK: 0001108348), which you may read and copy at the SEC’s Public Reference Room, 100 F Street, NW, Washington, DC 20549. You can also request copies of these documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Rooms. These filings and other reports, proxy and information statements regarding issuers that file electronically with the SEC are also available to the public on the SEC’s Internet website, http://www.sec.gov.

We “incorporate by reference” certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that is incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC that is incorporated by reference will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. We incorporate by reference in this prospectus any monthly distribution reports on Form 10-D and current reports on Form 8-K subsequently filed by or on behalf of the master trust and the issuance trust with the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934 before the termination of the offering of the Class 201[•]-[•][ •] notes, but not any information that we may furnish but that is not deemed filed.

You may request a copy of these SEC filings, at no cost, by writing or telephoning the issuance trust at the following address:

Citibank Credit Card Issuance Trust

c/o Citibank, N.A., as managing beneficiary

701 East 60th Street, North

Mail Code 1251

Sioux Falls, South Dakota 57117

Telephone: (605) 331-1567

We maintain a website, www.citibankcreditcardmastertrust.com, on which we make available the annual reports on Form 10-K, monthly distribution reports on Form 10-D and any current reports on Form 8-K filed by the issuance trust with the SEC.

You should rely only on the information in this prospectus. We have not authorized anyone to provide you with any other information.

GLOSSARY OF DEFINED TERMS

“Adjusted Outstanding Dollar Principal Amount” means at any time with respect to a subclass of notes, the outstanding dollar principal amount of all outstanding notes for such subclass at such time, less any funds then on deposit with respect to principal in any issuance trust trust account or the related subaccount, as applicable to such subclass of notes.

“applicable investment category” means with respect to any investment for a trust account relating to a subclass of class A notes, class B notes or class C notes, the following ratings:

	Standard & Poor’s	Moody’s	Fitch
Class A Notes	A-1+ or AAA	P-1 or Aaa	F-1+ or AAA

Class B Notes	A or higher	A2 or higher	A or higher

Class C Notes	BBB or higher	Baa2 or higher	BBB or higher

Notwithstanding the foregoing, if funds on deposit in a trust account are for the benefit of more than one class of notes, the rating required for any investment of those funds is the rating applicable to the most senior class.

“Asset Review Quorum” means, in connection with the solicitation of votes to authorize an asset review as described under “New Requirements for SEC Shelf Registration—Asset Representations Review—Voting Trigger,” certificateholders evidencing at least 5% of the aggregate unpaid principal amount of investor certificates outstanding.

“CBNA” means Citibank, N.A.

“Delinquency Trigger Rate” means, initially, 8.76%, which percentage will be reviewed and may be adjusted upon the occurrence of any of the following events:

•

the filing of any registration statement with the SEC relating to any notes or investor certificates to be offered and sold from time to time by Citibank, on behalf of the issuance trust or the master trust; and

•

a change in law or regulation (including any new or revised interpretation of an existing law or regulation) that, in Citibank’s judgment, could reasonably be expected to have a material effect on the delinquency rate for cardholder payments on the credit card accounts comprising the master trust portfolio or the manner by which delinquencies are defined or determined;

provided, however, that, for so long as a delinquency trigger has occurred and is continuing, a review of the delinquency trigger rate that would otherwise be required as specified above will be delayed until the date on which the issuance trust first reports in its distribution report on Form 10-D that the delinquency trigger is no longer continuing.

“Eligible Investments” means:

•	obligations of, or fully guaranteed by, the United States of America;

•

demand deposits, time deposits or certificates of deposit of—or notes or bankers’ acceptances issued by—depository institutions or trust companies incorporated under the laws of the United States of America or any state thereof (or domestic branches of foreign banks) and subject to supervision and examination by federal or state banking or depository institution authorities; provided that at the time of the investment or contractual commitment to invest therein, the short-term debt rating of such depository institution or trust company is in the applicable investment category of each rating agency;

•	commercial paper having, at the time of the investment or contractual commitment to invest therein, a rating from each rating agency in its applicable investment category;

•	investments in money market funds rated in the applicable investment category by each rating agency or otherwise approved in writing by each rating agency;

•	demand deposits, time deposits and certificates of deposit which are fully insured by the FDIC;

•

time deposits, other than as referred to in the bullet immediately above, with an entity the commercial paper of which has a credit rating from each rating agency in its applicable investment category or notes which are payable on demand issued by Citigroup Inc. or its affiliates; provided that such notes constitute Eligible Investments only for so long as the commercial paper of Citigroup Inc. or such affiliate, as the case may be, has a credit rating from each rating agency in its applicable investment category; or

•	any other investments approved in writing by each rating agency.

“Excess Finance Charge Collections” means finance charge collections that are allocated to the collateral certificate, and are not needed in the month of allocation to pay the master trust servicer’s fees and expenses, to reimburse charge-offs of principal receivables in the master trust that are allocated to the collateral certificate, to pay the indenture trustee’s fees and expenses, or to pay interest on notes.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“Invested Amount” of any investor certificate issued by the master trust, including the collateral certificate, is the fluctuating amount representing the investment of investors, other than Citibank, in the pool of credit card principal receivables in the master trust. The Invested Amount of the collateral certificate is equal to:

•	the aggregate outstanding dollar principal amount of the notes;

•	minus the amount of charge-offs of principal receivables in the master trust allocated to the collateral certificate;

•	minus the amount of reallocations of principal collections on the collateral certificate that are applied to pay interest on the notes;

•

plus the amount of Excess Finance Charge Collections that are allocated to the collateral certificate to reimburse earlier charge-offs of principal receivables and to reimburse reductions of the Invested Amount from reallocations of principal collections to pay interest on senior classes of notes; and

•	minus the aggregate amount on deposit in the principal funding account for the outstanding notes.

The Invested Amount of the collateral certificate will be increased by:

•	the initial outstanding dollar principal amount of new issuances of notes; and

•	reimbursement of earlier reductions from Excess Finance Charge Collections.

The Invested Amount of the collateral certificate will be reduced by:

•	payments of principal collections to the issuance trust, including both principal collections that are allocated to pay principal of the notes and those reallocated to pay interest on the notes;

•	charge-offs of principal receivables in the master trust that are allocated to the collateral certificate; and

•	the nominal liquidation amount of any cancelled notes.

The Invested Amount of the collateral certificate will always be equal to the sum of the nominal liquidation amounts for all series and classes of notes.

“Monthly Interest Date” means with respect to any class or subclass of notes:

•	for any month in which a scheduled interest payment date occurs, the corresponding interest payment date, and

•	for any month in which no scheduled interest payment date occurs, the date in that month corresponding numerically to the next scheduled interest payment date for that class or subclass of notes; but

—	if there is no numerically corresponding day in that month, then the Monthly Interest Date will be the last business day of the month, and

—	if the numerically corresponding day is not a business day with respect to that class or subclass, the Monthly Interest Date will be the next following business day, unless that business day would fall in the following month, in which case the Monthly Interest Date will be the last business day of the earlier month.

“Monthly Principal Date” means with respect to any class or subclass of notes:

•	for the month in which the expected principal payment date occurs, the expected principal payment date, or if that day is not a business day, the next following business day, and

•	for any month in which no expected principal payment date occurs, the date in that month corresponding numerically to the expected principal payment date for that class or subclass of notes; but

—	if there is no numerically corresponding day in that month, then the Monthly Principal Date will be the last business day of the month, and

—	if the numerically corresponding day is not a business day with respect to that class or subclass, the Monthly Principal Date will be the next following business day, unless that business day would fall in the following month, in which case the Monthly Principal Date will be the last business day of the earlier month.

“non-Performing” with respect to a derivative agreement, means not Performing.

“Performing” means, with respect to any derivative agreement, that no payment default or repudiation by the derivative counterparty has occurred, and the derivative agreement has not been terminated.

“PFA Negative Carry Event” means, with respect to any subclass of notes that has funds on deposit in its principal funding subaccount on the last day of any month, other than any proceeds of the sale of receivables as described under “Deposit and Application of Funds—Sale of Credit Card Receivables,” the amount of the designated seller’s interest described under “Deposit and Application of Funds—Deposit of Principal Funding Subaccount Earnings in Interest Funding Subaccounts; Principal Funding Subaccount Earnings Shortfall” is less than the aggregate amount of those principal funding subaccount deposits.

“Portfolio Yield” of the master trust receivables means, for any month, the annualized percentage equivalent of a fraction:

•

the numerator of which is the amount of collections of finance charge receivables during the immediately preceding month calculated on a cash basis after subtracting the amount of principal receivables that were charged off as uncollectible in that month (net of recoveries) and the amount of interchange allocated to the servicer in that month; and

•	the denominator of which is the total amount of principal receivables as of the last day of the immediately preceding month.

“Required Surplus Finance Charge Amount” means, for any month, an amount equal to one twelfth of

•	the Invested Amount of the collateral certificate as of the last day of the preceding month, times

•

a decimal number, which will initially equal zero but may be changed by the issuance trust provided that, if the number is to be increased, the issuance trust reasonably believes that the change will not

—	adversely affect the amount of funds available for distribution to noteholders or the timing of the distribution of those funds,

—	result in an early redemption event or event of default or

—	adversely affect the security interest of the indenture trustee in the collateral securing the outstanding notes.

“Surplus Finance Charge Collections” means, for any month, the amount of finance charge collections allocated to the collateral certificate by the master trust for that month, minus:

•	the master trust servicer’s fees and expenses for that month;

•	the indenture trustee’s fees and expenses for that month;

•	the aggregate amount of targeted deposits to be made to the interest funding account that month; and

•	the amount of charge-offs of principal receivables in the master trust allocated to the collateral certificate by the master trust for that month.

Solely for purposes of calculating Surplus Finance Charge Collections for funding the Class C reserve account, the targeted deposit to be made to the interest funding account for a class of notes that has the benefit of a Performing derivative agreement will be deemed to be the greater of the amount payable by the issuance trust under that derivative agreement or the amount that would be payable by the issuance trust if the derivative agreement were non-Performing.

“Three-Month Average 60+-Day Delinquency Rate” means the average for any three consecutive due periods of the delinquency rates for receivables in the master trust portfolio that are 60 or more days delinquent, measured at the end of the related due periods.

“Threshold Conditions” means:

•

A rating by at least one rating agency of “AAA” for long-term Class A notes or at least “A-1+/P-1” for commercial paper Class A notes, at least “A” for Class B notes, and at least “BBB” for Class C notes, at the time of original issuance of the note.

•

The note to be issued does not have a yield (based on its initial yield in the case of a floating rate note) in excess of the yield of United States Treasury obligations for a comparable maturity plus 500 basis points.

•	The initial dollar principal amount of the class of notes to be issued is less than $500 million for Class A notes, $250 million for Class B notes, or $250 million for Class C notes.

•	The expected principal payment date of the note to be issued is no more than ten years after the issuance date for Class B and Class C notes, or twelve years after the issuance date for Class A notes.

•	The note to be issued has a single expected principal payment date on which all principal of that note is expected to be paid.

•	The legal maturity date of the note to be issued is no more than two years after its expected principal payment date.

•	Unless the expected principal payment date of the note to be issued is within one year of the issuance date, all interest on the note will be payable at least annually.

•

If interest on the note to be issued is not at a single fixed rate, it is a floating rate, reset at least annually, equal to (i) 100% of a single market-based interest index such as LIBOR, the federal funds rate, or the prime rate, (ii) plus or minus a single fixed spread, if desired, and (iii) subject to a single fixed cap and/or single fixed floor, if desired. Interest for the first period may be set at a rate approximating the rate that would be set by the formula.

•	No principal or interest payments on the note to be issued are subject to any contingencies other than, in the case of payment of principal, availability of funds and subordination.

•	The issue price of the note to be issued is at least 90% of the principal amount, and no more than 102% of the principal amount.

•	In the case of a note which has the benefit of a derivative agreement, provisions for payments after a derivative agreement default are as described in this prospectus.

•

At time of the issuance of the note, as to then-outstanding notes or master trust investor certificates, (i) there are no outstanding rating downgrades of notes or master trust investor certificates, and no notes or master trust investor certificates are on credit watch with negative implications by a rating agency that rates the outstanding notes or master trust investor certificates, (ii) no series or class of notes or master trust investor certificates is in early amortization or early redemption or default, or will become so solely by the passage of time, (iii) no unreimbursed draws have been made on any reserve account or cash collateral account for any note or master trust investor certificate, and (iv) the issuance trust and the master trust are not in default in payments owed to any third-party enhancer or derivative counterparty. However, clauses (i), (ii) and (iii) will not apply if (a) the event described therein is due solely to the credit of a third-party enhancer or derivative counterparty and/or the failure of that enhancer or counterparty to make payments owed by it to the issuance trust or the master trust, and (b) that derivative counterparty or third-party enhancer does not provide a derivative agreement or third-party enhancement with respect to the new issuance of notes.

•	The note to be issued has no material terms not described in this prospectus, and its subordination features, acceleration provisions and remedies are as described in this prospectus.

•	The note meets any other conditions that may be added from time to time by a rating agency then rating the notes.

Any of the foregoing conditions may be eliminated or relaxed with the consent of the rating agencies then rating the notes.

“trust monthly reporting period” means, with respect to a particular month, the period beginning on the third to last business day of the prior month through and including the fourth to last business day of that month.

ANNEX I

This annex forms an integral part of the prospectus.

THE MASTER TRUST RECEIVABLES AND ACCOUNTS

The following information relates to the credit card receivables owned by Citibank Credit Card Master Trust I and the related credit card accounts.

Reporting System Enhancements

As disclosed in the issuance trust’s quarterly Form 8-K for the second quarter of 2013, filed with the SEC on July 26, 2013 (2Q 2013 Form 8-K), starting with the trust monthly reporting period beginning on April 26, 2013 and ended May 28, 2013, system enhancements have provided management with improved financial reporting for the issuance trust, the master trust’s assets and the collateral certificate.

Implementation of the system enhancements was fully completed during July 2013. As a result, the characterization and recordation of certain cardholder payments, fees, adjustments, returns and reversals (collectively “payments”) were improved for financial reporting purposes for all periods beginning after June 25, 2013. The improved characterization and recording of these payments resulted in a marginal decrease in the reported finance charge payments, interchange and recoveries, and a marginal increase in the reported net credit losses, as compared with the financial reporting if these system enhancements had not been implemented. As a result, Gross Charge-Offs, Recoveries, Finance Charges and Fees Paid, and Revenue Yield as a percentage of total Principal Receivables will each be marginally lower, and Net Losses and Net Losses as a percentage of Gross Charge-Offs will each be marginally higher, for all periods beginning after June 25, 2013, as compared with the information that would have been reported for such items in this Form 8-K reporting period and future reporting periods if the system enhancements had not been implemented.

Financial reporting for all periods beginning after June 25, 2013 is not fully comparable to financial reporting for prior periods. Further, system limitations prevent management from producing data that would have been reported in past periods had the system enhancements been implemented prior to June 25, 2013, other than certain estimates shown in the 2Q 2013 Form 8-K, and also prevent the production of data that would have been reported in this and future periods had the system enhancements not been implemented. Therefore, the variances in the financial reporting for this Annex I and future Form 8-K reporting periods between the reported data and the data that would have been reported had the system enhancements not been implemented will not be available.

Only the financial reporting was impacted by these changes. The master trust’s assets and the servicing of those assets were not impacted. Other than those items discussed above or as previously disclosed, no additional significant impacts to the information reported in this Annex I have been identified as a result of the system enhancements, and management does not currently expect any additional significant impacts to the information reported in this Annex I in the future.

Refer to the 2Q 2013 Form 8-K for additional information regarding the system enhancements. In addition, the issuance trust’s Form 10-D’s filed with the SEC on July 15, 2013 and August 15, 2013 described certain impacts to the financial reporting on Form 10-D also as a result of the system enhancements.

Loss and Delinquency Experience

The following table sets forth the loss experience for cardholder payments on the credit card accounts for each of the periods shown on a cash basis. The Net Loss percentage calculated for each period below is obtained by dividing Net Losses by the Average Principal Receivables Outstanding multiplied by a fraction, the numerator of which is the total number of days in the applicable calendar year and the denominator of which is the total number of days in the trust monthly reporting periods for the applicable period (365/[            ] for the [    ] months ended [                    ], 20[    ], 365/[            ] for the year ended December [    ], 20[    ], 366/[            ] for the year ended December [    ], 20[    ] and 365/ for the year ended December [    ], 20[    ]).

If accrued finance charge receivables that have been written off were included in losses, Net Losses would be higher as an absolute number and as a percentage of the average of principal and finance charge receivables outstanding during the periods indicated. Average Principal Receivables Outstanding is the average of principal receivables outstanding during the periods indicated. There can be no assurance that the loss experience for the receivables in the future will be similar to the historical experience set forth below. There could be future increases in net losses, and such increases could be significant.

Loss Experience for the Accounts

(Dollars in Thousands)

	[ ] Months Ended [ ] [ ], 20[ ]			Year Ended
				December [ ], 20[ ]			December [ ], 20[ ]			December [ ], 20[ ]
Average Principal Receivables Outstanding	$			$			$			$
Gross Charge-Offs		—			—			—			—
Recoveries		—			—			—			—
Net Losses		—			—			—			—
Net Losses as a Percentage of Average Principal Receivables Outstanding			%			%			%			%

Net losses as a percentage of gross charge-offs for the [            ] months ended [            ], 20[    ] were [    ]% and for each of the years ended December [    ], 20[    ], December [    ], 20[            ] and December [    ], 20[    ] were [    ]%, [    ]% and [    ]%, respectively. Gross charge-offs are charge-offs before recoveries and do not include the amount of any reductions in Average Principal Receivables Outstanding due to fraud, returned goods, customer disputes or various other miscellaneous write-offs. During the [            ] trust monthly reporting periods from [        ] through [        ], such reductions ranged from [    ]% to [    ]% of the outstanding principal receivables as of the end of the related trust monthly reporting period. The reduction of receivables in this manner reduces only the seller’s interest in the master trust. Recoveries are collections received in respect of principal receivables previously charged off as uncollectible. Net losses are gross charge-offs minus recoveries.

The following table sets forth the delinquency experience for cardholder payments on the credit card accounts as of each of the dates shown. The Delinquent Amount includes both principal receivables and finance charge receivables. Each percentage is the result of dividing the corresponding delinquent amount as of the end of the period indicated by the sum of the average principal receivables and average finance receivables outstanding during the three months ended [    ], 20[    ] and the years ended December [    ], 20[    ], December [    ], 20[    ], and December [    ], 20[    ]. There can be no assurance that the delinquency experience for the receivables in the future will be similar to the historical experience set forth below. There could be future increases in delinquencies, and such increases could be significant.

Delinquency Experience for the Accounts

(Dollars in Thousands)

	As of [ ], 2014			As of December [ ], 20[ ]			As of December [ ], 20[ ]			As of December [ ], 20[ ]
Number of Days Delinquent	Delinquent Amount	Percentage		Delinquent Amount	Percentage		Delinquent Amount	Percentage		Delinquent Amount	Percentage
Up to 29 days	$		%	$		%	$		%	$		%
30 to 59 days
60 to 89 days
90 to 119 days
120 to 149 days
150 to 180 days

Total	$		%	$		%	$		%	$		%

More recently originated, less seasoned accounts have historically experienced higher delinquencies and net losses than well-seasoned accounts. From January 2010 to August 2013, no additional accounts were designated to the master trust. Beginning in September 2013, a portion of the accounts designated to the master trust in lump additions has consisted of accounts originated in 2010 and thereafter.

[To the extent material, insert the following:] [Citibank, as servicer, may enter into arrangements to extend or otherwise change payment schedules for cardholders who are experiencing financial hardship. This includes reducing interest rates, ceasing the accrual of interest entirely or making other accommodations to a cardholder. The following table presents the number of accounts and the receivables outstanding of portfolios designated to the master trust subject to such arrangements as of the dates noted, and as percentages of the total number of accounts and total outstanding receivables in the master trust as of [        ], 20[    ]:]

[To the extent material, insert the following:] [In cases where a cardholder has overcome temporary financial hardship, but has shown the ability and a willingness to resume regular payments, Citibank may return the cardholder’s account to current status—or “re-age” the account—even if the cardholder cannot pay the entire overdue amount. The re-aging of accounts has the effect of lowering reported delinquencies. Re-aging practices are governed by Federal Financial Institutions Examination Council guidelines. To be eligible for re-aging, the account must have been originated at least nine months earlier and the cardholder must have made the equivalent of three minimum monthly payments in the last 90 days. No account may be re-aged more than once in the last year or more than two times in the last five-year period. During the three months ended [            ], 20[    ], accounts, which represent approximately % of the average number of accounts designated to the master trust during such period, were re-aged. At the time of such re-aging, these accounts had an aggregate receivables balance of $        , which represents approximately     % of the average outstanding receivables in the master trust during such three-month period.]

Revenue Experience

The revenues for the credit card accounts from finance charges, fees paid by cardholders and interchange for the [    ] months ended [        ], 20[    ] and for each of the years ended December [        ], 20[    ], December [    ], 20[    ] and December [    ], 20[    ] are set forth in the following table.

The revenue experience in this table is presented on a cash basis before deduction for charge-offs. Average Revenue Yield calculated for each period below is obtained by dividing Finance Charges and Fees Paid by Average Principal Receivables Outstanding multiplied by a fraction, the numerator of which is the total number of days in the applicable calendar year and the denominator of which is the total number of days in the trust monthly reporting periods for the applicable period (365/[            ]for the [    ]months ended [        ], [    ], 365/[            ] for the year ended December [    ], 20[    ], 366/[            ]for the year ended December [    ], 20[    ] and 365/[            ] for the year ended December [    ], 20[    ]).

Revenues from finance charges, fees and interchange will be affected by numerous factors, including the periodic finance charge on the credit card receivables, the amount of any annual membership fee, other fees paid by cardholders, the amount, if any, of principal receivables that is discounted and treated as finance charge receivables, the percentage of cardholders who pay off their balances in full each month and do not incur periodic finance charges on purchases, the percentage of credit card accounts bearing finance charges at promotional rates and changes in the level of delinquencies on the receivables.

Revenue Experience for the Accounts

(Dollars in Thousands)

	[ ] Months Ended [ ], 20[ ]		Year Ended
			December [ ], 20[ ]		December [ ], 20[ ]		December [ ], 20[ ]
Finance Charges and Fees Paid	$		$		$		$
Average Revenue Yield		%		%		%		%

The revenues from periodic finance charges and fees—other than annual fees—depend in part upon the collective preference of cardholders to use their credit cards as revolving debt instruments for purchases and cash advances and to pay account balances over several months—as opposed to convenience use, where cardholders pay off their entire balance each month, thereby avoiding periodic finance charges on their purchases—and upon other card-related services for which the cardholder pays a fee. Revenues from periodic finance charges and fees also depend on the types of charges and fees assessed on the credit card accounts. Accordingly, revenues will be affected by future changes in the types of charges and fees assessed on the accounts and in the types of additional accounts added from time to time. These revenues could be adversely affected by future changes in fees and charges assessed on the accounts and other factors.

From March 2009 to March 2011, a 1% discount percentage was applied to the principal receivables in the credit card accounts designated to the master trust. The impact of this discounting—by recharacterizing 1% of principal collections as finance charge collections—was to increase the reported revenue yield on the accounts by an amount ranging from 1.97% to 2.39%, with an average increase of 2.17%, during the 25 trust monthly reporting periods that discounting was in effect. This discounting was discontinued in accordance with the operative documents in April 2011 because the 3-month average excess spread was above 7% for each of the three preceding trust monthly reporting periods.

Cardholder Monthly Payment Rates

The following table sets forth the highest and lowest cardholder monthly payment rates for the credit card accounts during any month in the periods shown and the average of the cardholder monthly payment rates for all months during the periods shown, in each case calculated as a percentage of the total beginning account balances for that month.

Monthly payment rates on the credit card receivables may vary because, among other things, a cardholder may fail to make a required payment, or may only make the minimum required payment or may pay the entire outstanding balance. Monthly payment rates on the receivables may also vary due to seasonal purchasing and payment habits of cardholders. Monthly payment rates include amounts that are treated as payments of principal receivables and finance charge receivables with respect to the accounts under the pooling and servicing agreement. In addition, the amount of outstanding receivables and the rates of payments, delinquencies, charge-offs and new borrowings on the accounts depend on a variety of factors including seasonal variations, the availability of other sources of credit, general economic conditions, tax laws, consumer spending and borrowing patterns and the terms of the accounts, which may change. Cardholder monthly payment rates are calculated on the balances of those cardholder accounts that have an amount due. Cardholder accounts with a zero balance or a credit balance are excluded from these calculations.

As of the most recent related billing date prior to [        ], [    ]% of the accounts had a credit balance or otherwise had no payment due, [    ]% of the cardholders paid their entire outstanding balance, [    ]% of the cardholders made only the minimum payment due, [    ]%

of the cardholders paid an amount less than the minimum due (including no payment) and the remaining [    ]% of the cardholders paid an amount greater than the minimum due, but less than the entire outstanding balance.

Cardholder Monthly Payment Rates for the Accounts

	[ ] Months Ended [ ] 20[ ]		Year Ended
			December [ ] 20[ ]		December [ ] 20[ ]		December [ ] 20[ ]
Lowest Month		%		%		%		%
Highest Month		%		%		%		%
Average of the Months in the Period		%		%		%		%

Interchange

Credit card issuing banks participating in the MasterCard International, VISA and American Express systems receive interchange or similar fee income—referred to in this prospectus as “interchange”—as compensation for performing issuer functions, including taking credit risk, absorbing certain fraud losses and funding receivables for a limited period before initial billing. Acquiring banks and issuing banks are free to reach separately negotiated agreements governing compensation, whether generally or with respect to a particular merchant client of the acquiring bank. To promote efficiency, however, each network sets a schedule establishing default interchange rates, which may change from time to time. Interchange generally ranges from approximately 1% to 2% of the transaction amount, but may be higher for some card products or transactions. Citibank is required to transfer to the master trust interchange attributed to cardholder charges for merchandise and services in the accounts. In general, interchange is allocated to the master trust on the basis of the ratio that the amount of cardholder charges for merchandise and services in the accounts bears to the total amount of cardholder charges for merchandise and services in the portfolio of credit card accounts maintained by Citibank.

The Credit Card Receivables

The receivables in the credit card accounts designated to the master trust as of [        ], 20[    ] included $[        ] of finance charge receivables and $[        ] of principal receivables—which amounts include overdue finance charge receivables and overdue principal receivables. As of [        ], 20[    ] there were [        ] accounts. For financial reporting purposes, included within the accounts are inactive, zero balance accounts other than those categorized as converted or lost or stolen accounts. The accounts had an average principal receivable balance of $[        ] and an average credit limit of $[        ]. The average principal receivable balance in the accounts as a percentage of the average credit limit with respect to the accounts was approximately [    ]%. Approximately [    ]% of the accounts were opened before [        ], 20[    ].

As of [        ], 20[    ], [    ]% of the credit card receivables in the master trust represented obligations of cardholders with billing addresses in the United States. Of the accounts, as of [        ], 20[    ], the following percentages related to cardholders with billing addresses in the following states:

	Percentage of Total Number of Accounts		Percentage of Total Outstanding Receivables
California		%		%
New York		%		%
Texas		%		%
Florida		%		%
Illinois		%		%

Since the largest number of cardholders’ billing addresses were in California, New York, Texas, Florida and Illinois, adverse changes in the business or economic conditions in these states could have an adverse effect on the performance of the receivables. No other state represents more than 5% of the number of accounts or outstanding receivables.

As of [        ], 20[    ], [    ]% of the credit card receivables in the master trust related to small business revolving credit card accounts originated by Citibank. The receivables in the [    ] small business credit card accounts designated to the master trust as of [        ], 20[    ] included $[        ] of finance charge receivables and $[        ] of principal receivables—which amounts include overdue finance charge receivables and overdue principal receivables.

Citibank issues its small business credit cards to small businesses who agree to use the cards for business purposes. With respect to substantially all accounts, both the business and an authorized officer are jointly and severally liable for all charges and balances on the account. The small business credit card accounts generally have higher receivables balances, credit limits and monthly payment rates than the other accounts designated to the master trust, taken as a whole. In addition, interchange generated on the receivables in these accounts is generally higher than the interchange generated on the receivables in the other accounts designated to the master trust.

As of [        ], 20[    ], the small business credit card accounts designated to the master trust had an average principal receivable balance of $[        ] and an average credit limit of $[        ]. The average principal receivable balance in the accounts as a percentage of the average credit limit with respect to the accounts was approximately [    ]%. Approximately [    ]% of the accounts were opened before [        ], 20[    ]. Of the accounts, as of [        ], 20[    ], [    ]% of the receivables related to obligors with billing addresses in California and [    ]% in Texas. No other state represents more than 10% of the outstanding receivables. As of [        ], 20[    ], [    ]% of the receivables in the accounts related to obligors whose FICO score is greater than 660, and [    ]% of the receivables had a “current” payment status as of the most recent related billing date.

As of the most recent related billing date prior to [        ], 20[    ], [    ]% of the small business credit card accounts had a credit balance or otherwise had no payment due, [    ]% of the obligors paid their entire outstanding balance, [    ]% of the obligors made only the

minimum payment due, [    ]% of the obligors paid an amount less than the minimum due (including no payment) and the remaining [    ]% of the obligors paid an amount greater than the minimum due, but less than the entire outstanding balance.

As of [        ], approximately [    ]% of the credit card receivables in the master trust are related to credit cards issued under the Citibank/American Airlines AAdvantage co-brand program (Citibank AAdvantage co-brand program). Cardholders in the Citibank AAdvantage co-brand program receive benefits for the amounts charged on their Citibank AAdvantage cards, including frequent flyer miles in American Airlines’ frequent flyer program. Conditions that adversely affect the airline industry or American Airlines could adversely affect the usage and payment patterns of the Citibank AAdvantage cards.

In addition, any future termination of the Citibank AAdvantage co-brand program and exercise of a purchase option resulting in a removal of the Citibank AAdvantage receivables from the master trust could have an adverse effect on the payment rates and, to a lesser extent, excess spread reported by the master trust. The tables below present the lowest, highest and average cardholder monthly payment rates for the Citibank AAdvantage accounts in the master trust and the non-Citibank AAdvantage accounts in the master trust (i.e. all accounts in the master trust other than the Citibank AAdvantage accounts) for the periods shown.

Cardholder Monthly Payment Rates for the AAdvantage Accounts

Year Ended
	[ ] Months Ended [ ] 20[ ]		December [ ] 20[ ]		December [ ] 20[ ]		December [ ] 20[ ]
Lowest Month		%		%		%		%
Highest Month		%		%		%		%
Average of the Months in the Period		%		%		%		%

Cardholder Monthly Payment Rates for the Non-AAdvantage Accounts

Year Ended
	[ ] Months Ended [ ] 20[ ]		December [ ] 20[ ]		December [ ] 20[ ]		December [ ] 20[ ]
Lowest Month		%		%		%		%
Highest Month		%		%		%		%
Average of the Months in the Period		%		%		%		%

The credit card accounts include receivables which, in accordance with the servicer’s normal servicing policies, were charged-off as uncollectible. However, for purposes of calculation of the amount of principal receivables and finance charge receivables in the master trust for any date, the balance of the charged-off receivables is zero and the master trust owns only the right to receive recoveries on these receivables.

The following tables summarize the credit card accounts designated to the master trust as of [        ], 20[    ] by various criteria. References to “Receivables Outstanding” in these tables include both finance charge receivables and principal receivables. Because the composition of the accounts will change in the future, these tables are not necessarily indicative of the future composition of the accounts.

Credit balances presented in the following table are a result of cardholder payments and credit adjustments applied in excess of a credit card account’s unpaid balance. Accounts which have a credit balance are included because receivables may be generated in these accounts in the future. Credit card accounts which have no balance are included because receivables may be generated in these accounts in the future.

Composition of Accounts by Account Balance

Account Balance	Number of Accounts	Percentage of the Total Number of Accounts		Receivables Outstanding	Percentage of the Total Receivables Outstanding
Credit Balance			%			%
No Balance
Less than or equal to $500.00
$500.01 to $1,000.00
$1,000.01 to $2,000.00
$2,000.01 to $3,000.00
$3,000.01 to $4,000.00
$4,000.01 to $5,000.00
$5,000.01 to $6,000.00
$6,000.01 to $7,000.00
$7,000.01 to $8,000.00
$8,000.01 to $9,000.00
$9,000.01 to $10,000.00
$10,000.01 to $15,000.00
$15,000.01 to $20,000.00
Over $20,000.00

Total			%	$		%

Composition of Accounts by Credit Limit

Credit Limit	Number of Accounts	Percentage of the Total Number of Accounts		Receivables Outstanding	Percentage of the Total Receivables Outstanding
Less than or equal to $500.00			%	$		%
$500.01 to $1,000.00
$1,000.01 to $2,000.00
$2,000.01 to $3,000.00
$3,000.01 to $4,000.00
$4,000.01 to $5,000.00
$5,000.01 to $6,000.00
$6,000.01 to $7,000.00
$7,000.01 to $8,000.00
$8,000.01 to $9,000.00
$9,000.01 to $10,000.00
$10,000.01 to $15,000.00
$15,000.01 to $20,000.00
Over $20,000.00

Total			%	$		%

Accounts presented in the table below as “Current” include accounts on which the minimum payment has not been received before the next billing date following the issuance of the related bill.

Composition of Accounts by Payment Status

Payment Status	Number of Accounts	Percentage of the Total Number of Accounts		Receivables Outstanding	Percentage of the Total Receivables Outstanding
Current			%	$		%
Up to 29 days delinquent
30 to 59 days delinquent
60 to 89 days delinquent
90 to 119 days delinquent
120 to 149 days delinquent
150 to 180 days delinquent

Total			%	$		%

Composition of Accounts by Age

Age	Number of Accounts	Percentage of the Total Number of Accounts		Receivables Outstanding	Percentage of the Total Receivables Outstanding
Less than or equal to 6 months			%	$		%
Over 6 months to 12 months
Over 12 months to 24 months
Over 24 months to 36 months
Over 36 months to 48 months
Over 48 months to 60 months
Over 60 months

Total			%	$		%

The following table sets forth the composition of accounts by FICO®* score as of [        ]. A FICO score is a measurement determined by Fair, Isaac & Company using information collected by major credit bureaus to assess credit risk. A credit report is generally obtained from one or more credit bureaus for each application for a new account. Once a customer has been issued a card, Citibank refreshes the FICO score on most accounts on a monthly basis. Citibank generally does not refresh the FICO scores of closed accounts that have no balance and certain other categories of accounts. A FICO score of zero indicates that the FICO score of an account has not been refreshed for one of these reasons or that the customer did not have enough credit history for a FICO score to be calculated.

As of [            ], [    ]% of the receivables in the master trust related to obligors whose FICO score is greater than 660.

Composition of Accounts by FICO Score

FICO Score	Number of Accounts	Percentage of the Total Number of Accounts		Receivables Outstanding	Percentage of the Total Receivables Outstanding
0			%	$		%
001 to 599
600 to 639
640 to 660
661 to 679
680 to 699
700 to 719
720 to 739
740 to 759
760 to 800
801 and above

Total			%	$		%

*	FICO® is a registered trademark of Fair, Isaac & Company.

Billing and Payments

The credit card accounts have different billing and payment structures, including different periodic finance charges and fees. The following information reflects the current billing and payment characteristics of the accounts.

In general, each month billing statements are sent to cardholders. To the extent a cardholder has a balance due, the cardholder must make a minimum payment equal to the sum of any amount which is past due plus any amount which is in excess of the credit limit and, for most accounts, the greatest of the following:

•	the new balance on the billing statement, if it is less than $25, or $25 if the new balance is at least $25;

•	1% of the new balance (rounded to the nearest dollar) plus the amount of any billed finance charges or minimum interest charge, and any billed late fee; or

•	1.5% of the new balance (rounded to the nearest dollar).

Payments in excess of the minimum amount due generally are applied to balances associated with higher periodic rates before balances associated with lower periodic rates.

A periodic finance charge is imposed on the credit card accounts. The periodic finance charge imposed on balances for purchases and cash advances for a majority of the accounts is calculated by multiplying (1) the daily balances for each day during the billing cycle by (2) the applicable daily periodic finance charge rate, and summing the results for each day in the billing period. The daily balance is calculated by taking the previous day’s balance, adding any new purchases or cash advances and fees, adding the daily finance charge on the previous day’s balance, and subtracting any payments or credits. Cash advances are included in the daily balance from the date the advances are made. Purchases are included in the daily balance generally from the date of purchase. Periodic finance charges are not imposed in most circumstances on purchase amounts if all balances shown in the previous billing statement are paid in full by the due date indicated on the statement.

As of the date of this prospectus:

•

for most credit card accounts, the periodic finance charge imposed on balances for purchases is variable. The variable annual periodic rate or APR is commonly the Prime Rate, as published in The Wall Street Journal, plus a percentage generally ranging from approximately 5.99% to 23.74%;

•	a small portion of the credit card accounts have a non-variable periodic finance charge imposed on purchase balances. The non-variable APR generally ranges from approximately 7.99% to 26.99%;

•

the periodic finance charge imposed on balances in most credit card accounts for cash advances is variable. The applicable variable APR is commonly the Prime Rate, plus a percentage generally ranging from approximately 13.24% to 23.74%;

•

a rate other than the Prime Rate may be used to calculate a variable APR, the applicable variable or non-variable APR may be lower than described above for some credit card accounts, and the maximum non-variable or variable APR is 29.99%; and

•

if a cardholder fails to make a payment by the due date under his or her credit card agreement, the periodic finance charge assessed on new transactions can be increased up to the sum of the Prime Rate and 26.74% (up to a maximum of 29.99%), with 45 days advance notice.

Promotional rates are offered from time to time to attract new cardholders and to encourage existing cardholders to use their accounts. Promotional rates often apply to credit card balances transferred from other credit card issuers.

Most of the accounts are subject to additional fees, including:

•

a late fee if the cardholder does not make the required minimum payment by the payment date shown on the monthly billing statement. The late fee is typically $25 or $27 (or $35 or $37 if a late fee was assessed on the account during the previous six billing cycles); provided that the late fee will not be greater than the associated required minimum payment;

•	a cash advance fee which is generally equal to 5.0% of the amount of the cash advance, subject to a minimum fee of $10;

•	a balance transfer fee of 3.0% of the amount transferred to the account, subject to a minimum fee of $5, unless otherwise disclosed in a particular offer;

•	a fee on purchases made outside the United States in a foreign currency generally equal to 3.0% of the amount of the purchase, after its conversion into U.S. dollars; and

•

a returned payment fee that is typically $25 or $27 (or $35 or $37 if a returned payment fee was assessed on the account during the previous six billing cycles); provided that the returned payment fee will not be greater than the required minimum payment associated with the returned payment.

There can be no assurance that periodic finance charges, fees and other charges will remain at current levels in the future.

Recent Lump Additions and Removals

Citibank may from time to time transfer credit card receivables to the master trust in lump additions by designating additional accounts to the master trust. The table below presents the date, amount and percentage of the master trust portfolio of those lump additions made since January 20[    ] (calculated based on the principal amount of the lump addition and the balance of principal receivables in the master trust as of the end of its monthly reporting period immediately preceding the specified lump addition date).

Lump Additions of Receivables Since January 20[    ]

Lump Addition Date	Amount of Finance Charge Receivables	Amount of Principal Receivables	Total Receivables	Percentage of Outstanding Principal Receivables
	$	$	$		%
	$	$	$		%
	$	$	$		%
	$	$	$		%

[The information in this Annex I relating to the master trust receivables and accounts does not reflect the lump addition of receivables made on [        ]. Citibank believes these additional accounts and the related receivables are substantially similar to the accounts designated to the master trust and their related receivables described in this Annex I. Therefore, Citibank believes the lump addition did not have a material adverse impact on the financial performance of the master trust.]

Citibank may from time to time remove credit card receivables from the master trust in lump removals, including substantial lump removals of credit card receivables in excess of the required seller’s interest (as determined by the pooling and servicing agreement and the rating agencies). The table below presents the date, amount and percentage of the master trust portfolio of those lump removals made since January 20[        ] (calculated based on the principal amount of the lump removal and the balance of principal receivables in the master trust as of the end of its monthly reporting period immediately preceding the specified lump removal date).

Lump Removals of Receivables Since January 20[    ]

Lump Removal Date	Amount of Finance Charge Receivables	Amount of Principal Receivables	Total Receivables	Percentage of Outstanding Principal Receivables
	$	$	$		%
	$	$	$		%
	$	$	$		%
	$	$	$		%

In addition, Citibank from time to time removes inactive, zero balance accounts from the master trust in lump removals.

Static Pool Information

Static pool information is information relating to the master trust receivables, organized by year of origination of each related credit card account. Static pool information concerning losses, delinquencies, revenue yield and payment rate for the master trust receivables since January 20[    ] is set forth in the following tables. This information is organized by year of origination of the applicable account for each of the five most recent years, and for accounts originated more than five years ago. As of [             , 20     ], less than [    ]% of the accounts were originated within the last five years. There can be no assurance that the loss, delinquency, revenue yield and payment rate experience for the receivables in the future will be similar to the historical experience set forth below.

For purposes of the following tables, a “due period” for a particular month is the period beginning on the third to last business day of the prior month through and including the fourth to last business day of that month. The annualization factor for the percentages noted in the tables is 365 (or 366 in the case of a leap year) divided by the number of days in the due period. Thus, variation in the number of days in due periods can have a pronounced effect on the annualized percentages shown in the tables. In addition, static pool information is reported for new accounts only when those accounts are added to the master trust so no performance statistics are available for any period prior to the addition of the accounts to the master trust.

Net Losses

Net Losses reflect principal receivables balances that (1) have become 180 days delinquent or (2) are associated with bankruptcy filings, which are charged off within 30 days of notification. (Prior to a change in Citibank’s bankruptcy loss recognition practice in September 2009, balances were charged off within 10 days of notification of bankruptcy.) Net losses include principal recoveries. The net losses percentage shown in the tables below is calculated by dividing net principal charged off during the due period by the principal receivables balance as of the beginning of the due period. If there is a lump addition or lump removal of receivables during the due period, then the denominator is the weighted average principal receivables balance over the due period. The principal receivables balance shown in the table below does not include finance charges and is as of the beginning of the due period. If there is a lump addition or lump removal of receivables during the due period, then the balance shown is the weighted average principal receivables balance over the due period.

Net Losses by Year of Account Origination

(by Monthly Due Period)

Year of Account Origination	Principal Receivables [ ] 20[ ]	[ ] 20[ ]		[ ] 20[ ]		[ ] 20[ ]
20[ ] and earlier	$		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total	$		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		`Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Delinquent Receivables that are 30 Days or More Past Due

Delinquencies include both principal and finance charge receivables. The monthly delinquencies 30+ days percentage shown in the tables below is calculated by dividing total receivables 30 days and more past due by the principal and finance charge receivables as of the last full weekend of the month. The receivables outstanding balance shown in the table below includes principal and finance charges and is as of the last full weekend of the month.

Delinquencies 30+ Days by Year of Account Origination

(by Monthly Period)

Year of Account Origination	Receivables Outstanding [ ] 20[ ]	[ ] 20[ ]		[ ] 20[ ]		[ ] 20[ ]
20[ ] and earlier	$		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total	$		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Delinquent Receivables that are 90 Days or More Past Due

Delinquencies include both principal and finance charge receivables. The monthly delinquencies 90+ days percentage shown in the tables below is calculated by dividing total receivables 90 days and more past due by the principal and finance charge receivables as of the last full weekend of the month. The receivables outstanding balance shown in the table below includes principal and finance charges and is as of the last full weekend of the month.

Delinquencies 90+ Days by Year of Account Origination

(by Monthly Period)

Year of Account Origination	Receivables Outstanding [ ] 20[ ]	[ ] 20[ ]		[ ] 20[ ]		[ ] 20[ ]
20[ ] and earlier	$		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total	$		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Monthly Total Payment Rate

The monthly total payment rate is calculated by taking the sum of all principal and finance charge payments received from cardholders over the due period and dividing it by the principal and finance charge receivables balance as of the beginning of the due period. If there is a lump addition or lump removal of receivables during the due period, then the denominator is the weighted average principal and finance charge receivables balance over the due period. The principal and finance charge receivables balance shown in the table below is as of the beginning of the due period. If there is a lump addition or lump removal of receivables during the due period, then the balance shown is the weighted average principal and finance charge receivables balance over the due period.

Monthly Total Payment Rate by Year of Account Origination

(by Monthly Due Period)

Year of Account Origination	Principal and Finance Charge Receivables [ ] 20[ ]	[ ] 20[ ]		[ ] 20[ ]		[ ] 20[ ]
20[ ] and earlier	$		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total	$		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Revenue Yield

Revenue Yield is the sum of finance charges, fees paid by cardholders and interchange, less a 1.50% servicing fee payable only from interchange. Deductions for finance charge write-offs as well as re-investment income from funds in the interest funding account and the principal funding account are not reflected in revenue yield. The revenue yield percentage is computed by dividing revenue yield by the principal receivables balance as of the beginning of the due period. If there is a lump addition or lump removal of receivables during the due period, then the denominator is the weighted average principal receivables balance over the due period. The principal receivables balance shown in the table below does not include finance charges and is as of the beginning of the due period. If there is a lump addition or lump removal of receivables during the due period, then the balance shown is the weighted average principal receivables balance over the due period.

Revenue Yield by Year of Account Origination

(by Monthly Due Period)

Year of Account Origination	Principal Receivables [ ] 20[ ]	[ ] 20[ ]		[ ] 20[ ]		[ ] 20[ ]
20[ ] and earlier	$		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total	$		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

Year of Account Origination	Dec 20[ ]		Nov 20[ ]		Oct 20[ ]		Sep 20[ ]		Aug 20[ ]		Jul 20[ ]		Jun 20[ ]		May 20[ ]		Apr 20[ ]		Mar 20[ ]		Feb 20[ ]		Jan 20[ ]
20[ ] and earlier		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]
20[ ]
20[ ]
20[ ]
20[ ]

Total		%		%		%		%		%		%		%		%		%		%		%		%

[Changes in Underwriting Criteria]

[Describe any recent material changes in the underwriting criteria for new accounts designated to the master trust, including variations in the underwriting criteria for accounts purchased from another institution.]

ANNEX II

This annex forms an integral part of this prospectus.

THE U.S. CREDIT CARD BUSINESS OF CITIBANK

General

On July 1, 2011, Citibank (South Dakota) merged with and into Citibank, with Citibank as the surviving entity. As a result of the merger with Citibank (South Dakota), Citibank is one of the nation’s largest credit card issuers. References to “Citibank” in this Annex include Citibank’s predecessors, Citibank (South Dakota) and Citibank (Nevada), unless the context requires otherwise.

Citibank is the master trust servicer as well as the owner of all of the credit card accounts designated to the master trust. Citibank services credit card accounts at its facilities in Sioux Falls, South Dakota, through affiliated credit card processors pursuant to interaffiliate service contracts, and has outsourced certain functions to unaffiliated third parties, but remains. responsible for the overall servicing process.

Citibank has been issuing credit cards and servicing credit card accounts since the 1960s and has been servicing and performing investor reporting on securitizations of credit card receivables since 1988. As of June 30, 2016, Citibank serviced more than 120 million open credit card accounts representing more than $120 billion of receivables for credit card holders in the United States.

A significant portion of the credit card business of Citibank consists of its private label cards business, which includes private label, co-branded and other revolving credit card accounts that are not part of the accounts designated to the master trust and whose receivables are designated to another trust sponsored by Citibank.

Citibank is a member of MasterCard International, VISA and American Express payment networks. MasterCard, VISA and American Express credit cards are issued as part of the worldwide MasterCard International, VISA and American Express systems. Transactions creating the receivables through the use of those credit cards are processed through the MasterCard International, VISA or American Express authorization and settlement systems. If any system were to materially curtail its activities, or if Citibank were to cease being a member of MasterCard International, VISA or American Express, for any reason, delays in payments on the receivables and possible reductions in the amounts of receivables could occur.

The MasterCard, VISA and American Express credit card accounts owned by Citibank were principally generated through:

•	applications mailed directly to prospective cardholders;

•	applications made available to prospective cardholders at the banking facilities of Citibank and at retail outlets;

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•	applications generated by advertising on television, radio, the internet and in magazines;

•	direct mail and telemarketing solicitation for accounts on a pre-approved credit basis;

•	solicitation of cardholders of existing accounts;

•	applications through affinity and co-brand marketing programs; and

•	purchases of accounts from other credit card issuers.

Acquisition of Accounts and Use of Credit Cards

Each applicant for a credit card provides information such as name, address, telephone number, date of birth and social security number, as well as annual income and monthly mortgage or rental expense, and each application is reviewed for completeness and creditworthiness. A credit report is generally obtained from an independent credit reporting agency for each application for a new account. In the event there are discrepancies between the application and the credit report steps are taken to verify the information on the applicant before any account is opened.

The ability of an applicant for a credit card account to repay credit card balances is determined by applying income and expense information along with a credit scoring system using proprietary and externally developed models. Credit scoring is intended to provide a general indication, based on the information available, of the applicant’s willingness and ability to repay his or her obligations. Credit scoring evaluates a potential cardholder’s credit profile to arrive at an estimate of the associated credit risk. Models for credit scoring are developed by using statistics to evaluate common characteristics and their correlation with credit risk. The credit scoring model used to evaluate a particular applicant is based on a variety of factors, including application and credit bureau data. Additionally, for existing cardholders experiential data may be utilized as part of the credit decision. FICO scores or internally generated credit scores are obtained for each applicant for an account and are one of the criteria used in Citibank’s credit analysis. From time to time the credit scoring models used for credit card accounts are reviewed, validated and redeveloped, if necessary. Once an application to open an account is approved an initial credit limit is established for the account based on, among other things, the applicant’s income, credit score and other existing accounts.

New credit card accounts are generated primarily through direct mail and internet-based channels. Acquisition offers can be either pre-approved or non pre-approved. Potential cardholders for pre-approved campaigns are identified by supplying a list of credit criteria to a credit bureau which generates a list of individuals who meet those criteria and forwards the list to a processing vendor. The processing vendor screens the list in accordance with the selected credit criteria to determine the eligibility of the individuals on the list for a pre-approved solicitation. Individuals qualifying for pre-approved solicitation are made a firm offer of credit.

Risk is managed at the account level through analytical techniques combined with occasional judgmental review where circumstances so warrant. Transactions are evaluated and

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authorized at the point of sale, where risk levels are balanced with profitability and cardholder satisfaction. In addition, cardholders’ account performance are periodically reviewed, a process that includes an examination of the cardholder’s credit report and credit score. Following such review, the use of certain accounts may be blocked or credit lines may be reduced on certain accounts. Penalty pricing may cause the annual percentage rates to be increased on certain accounts.

Under the terms of the Credit CARD Act, Citibank may not increase interest rates on existing balances unless the cardholder was at least 60 days late in making the minimum payment, and Citi provides an additional 45 days notice to the cardholder of the imposition of an increased rate on such balances.

Citibank offers both proprietary and co-branded credit cards. Co-branded credit cards involve marketing to customers of a retailer, service provider or manufacturer. The co-brand provider may play a major role in the marketing and solicitation of co-branded cards, including making applications available to prospective cardholders in appropriate locations, as well as through pre-approved solicitations.

From time to time Citibank may purchase credit card accounts from third parties. Purchased accounts are screened against criteria established at the time of acquisition to determine whether any of the purchased accounts should be closed immediately. These criteria generally will be the same as the underwriting criteria for accounts originated by Citibank, but may be subject to variations based on the characteristics of the accounts in the acquired portfolio. Any accounts failing the criteria are closed and no further purchases or cash advances are authorized. All other purchased accounts remain open. The credit limits on these accounts are based initially on the limits established or maintained by the selling institution.

Each cardholder is party to a card agreement governing the use of the card and account. The agreement provides that Citibank may change the rates, fees and terms of the agreement from time to time as permitted by law. The changes may add, replace or remove provisions of the agreement. Citibank will give the cardholder advance written notice of the changes and a right to opt out to the extent required by law.

Collection of Delinquent Accounts

Generally, Citibank, as servicer, considers a credit card account delinquent if it does not receive the minimum payment due by the date the next billing statement is generated for the account, which is, on average, approximately four days after the due date indicated on the cardholder’s statement. Personnel of Citibank and affiliated credit card processors pursuant to interaffiliate service contracts, supplemented by collection agencies and retained outside counsel, attempt to collect delinquent credit card receivables. A request for payment of overdue amounts is included on all billing statements issued after the account becomes delinquent, unless the delinquency is due to bankruptcy.

Collection strategies are employed to prioritize collection efforts based on risk factors including, but not limited to, account performance, credit score and account balance. Generally, telephone contact is initiated no later than 26 days past the account due date (or 22

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days after an account becomes delinquent). However, collection personnel may initiate telephone contact with cardholders as few as six days after the account due date when no payment is received (or two days after the account becomes delinquent), based on these or other risk factors. In the event that initial telephone contact fails to resolve the delinquency, ongoing efforts are made to contact the cardholder by telephone and by mail. Generally, if an account exceeds delinquency or credit limit guidelines established by credit underwriting policy, no additional extensions of credit through that account are authorized. No more than 90 days after an account becomes delinquent, the account is closed.

Depending on the cardholder’s circumstances, arrangements may be made to extend or otherwise change payment schedules. This includes reducing interest rates, ceasing the accrual of interest entirely or making other accommodations to the cardholder. In cases where a cardholder has shown the ability and willingness to resume regular payments, the cardholder’s account may be returned to current status or “re-aged” even if the cardholder cannot pay the entire overdue amount. The re-aging of accounts has the effect of lowering reported delinquencies. Re-aging practices are governed by Federal Financial Institutions Examination Council guidelines. To be eligible for re-aging, the account must have been originated at least nine months earlier and the cardholder must have made the equivalent of three minimum monthly payments in the last 90 days. No account may be re-aged more than once in the last year or more than two times in the last five-year period.

The current policy of the servicer is to charge-off the receivables in an account when that account becomes 180 days delinquent. However, some accounts may be charged off prior to such date as follows:

•

if the servicer receives notice that a cardholder has filed for bankruptcy or has had a bankruptcy petition filed against it, the servicer will charge off the receivables in that account not later than 30 days after the servicer receives notice;

•	an account of a deceased cardholder is charged off no later than 60 days from the date the servicer verifies the customer’s death; and

•	fraudulent accounts or receivables are charged off within 90 days after notification that the applicable account or receivable is fraudulent.

When accounts are charged off, they are written off as losses in accordance with the credit card guidelines, and the related receivables are removed from the master trust. Charged-off accounts may be retained by Citibank, placed with third party collection agencies or attorneys, or sold to debt buyers. For charged-off receivables that were owned by the master trust, proceeds of the sale of sold receivables and recoveries on unsold receivables are treated as collections on the receivables.

The credit evaluation, servicing and charge-off policies and collection practices of Citibank and its affiliated credit card processors may change over time in accordance with their business judgment and applicable law, and guidelines established by applicable regulatory authorities.

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ANNEX III

This annex forms an integral part of this prospectus.

ALLOCATION OF FINANCE CHARGE COLLECTIONS

MASTER TRUST FINANCE CHARGE COLLECTIONS
To other series of master trust certificates based on the original principal amount (less allocated unreimbursed reductions) of each series
To the collateral certificate based on the nominal liquidation amount of all notes (as reduced by allocated unreimbursed reductions)
CBNA's portion of finance charge collections to CBNA (based on CBNA's interest in the master trust)
To each other series of master trust certificates, for the payment of servicer's fees, interest, reimbursement of losses, etc.
Excess finance charge collections to CBNA
CBNA's portion of finance charge collections to CBNA (based on CBNA's interest in the master trust)
The issuance trust's portion of finance charge collections to the issuance trust's collection account
Payment of servicer's fee
Issuance Trust's Collection Account
First, to pay the fees and expenses of, and other amounts due to, the indenture trustee;
Second, to make targeted deposits to interest funding accounts for each class of notes (based on the pro-rata amount of those targeted deposits);
Third, to make reinvestments in the collateral certificate for notes with reduced nominal liquidation amounts (for charged-off receivables and reallocation of subordinated principal collections to pay senior interest);
Fourth, to make the targeted deposit to the Class C reserve account, if any;
Fifth, to make any other payment or deposit required by any class of notes; and
Sixth, to the issuance trust.

This diagram is not intended to depict all of the material terms of the notes. Please refer to the textual description of all the features of the notes including those depicted here.

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ANNEX IV

This annex forms an integral part of this prospectus.

ALLOCATION OF PRINCIPAL COLLECTIONS

MASTER TRUST PRINCIPAL COLLECTIONS
To other series of master trust certificates based on the original principal amount (less allocated unreimbursed reductions) of each series
To the collateral certificate based on the nominal liquidation amount of revolving classes of notes and the "fixed" nominal liquidation amount of accumulating or amortizing classes of notes (as reduced by allocated unreimbursed reductions)
CBNA's portion of principal collections to CBNA (based on CBNA's interest in the master trust)
To each series of accumulating or amortizing master trust certificates, and to Series 2009 for reallocation to the collateral certificate as available finance charge collections to the extent of any uncovered collateral certificate default amount
Excess principal collections to series of master trust certificates (including the collateral certificate) with principal collection shortfalls or to be reinvested in master trust receivables
CBNA's portion of principal collections to CBNA (based on CBNA's interest in the master trust)
To the extent principal collections are required to pay notes or to make deposits to the interest or principal funding accounts, to the issuance trust's collection account
Excess principal collections to series of master trust certificates with principal collection shortfalls or to be reinvested in master trust receivables
Issuance Trust's Collection Account
First, initially allocated to each class of notes, based on the floating or "fixed" nominal liquidation amount of that class, and then reallocated if there are finance charge collection shortfalls:
From principal collections initially allocated to Class C notes, reallocated to cover any shortfall in targeted deposits of finance charge collections for Class A notes of the same series (reduces nominal liquidation amount of Class C notes);
From principal collections initially allocated to Class C notes, reallocated to cover any shortfall in targeted deposits of finance charge collections for Class B notes of the same series (reduces nominal liquidation amount of Class C notes);
From principal collections initially allocated to Class B notes, reallocated to cover any shortfall in targeted deposits of finance charge collections for Class A notes of the same series (reduces nominal liquidation amount of Class B notes).
Second, initially allocated to each class of notes to make targeted deposits to the principal funding accounts:
From principal collections initially allocated to Class C notes, to cover any shortfall in targeted deposits to principal funding account for Class A notes of the same series (does not reduce nominal liquidation amount of Class C notes);
From principal collections initially allocated to Class C notes, to cover any shortfall in targeted deposits to principal funding account for Class B notes of the same series (does not reduce nominal liquidation amount of Class C notes);
From principal collections initially allocated to Class B notes, to cover any shortfall in targeted deposits to principal funding account for Class A notes of the same series (does not reduce nominal liquidation amount of Class B notes).
Third, to the master trust, to be reinvested in the collateral certificate.

This diagram is not intended to depict all of the material terms of the notes. Please refer to the textual description of all the features of the notes including those depicted here.

AIV-1

ANNEX V

This annex forms an integral part of this prospectus.

FEES AND EXPENSES PAYABLE FROM FINANCE CHARGE COLLECTIONS

Recipient	Nature and amount	Distribution priority
Servicer

For each series of master trust investor certificates, including the collateral certificate, the servicer receives monthly compensation equal to

•  0.37% per annum of the invested amount of the investor certificates of that series so long as Citibank or an affiliate is the servicer, or 0.77% per annum if there is a different servicer,

•  plus, the investor certificateholders’ portion of finance charge collections that is attributable to interchange up to a maximum amount equal to 1.50% per annum of the invested amount of the investor certificates of that series.

The servicer is responsible to pay from its servicing compensation expenses of the master trust, including the fees and expenses of the master trust trustee and independent accountants.

The servicer’s fee is paid from finance charge collections allocated to each series of master trust certificates (including the collateral certificate) before the finance charge collections are allocated to the collateral certificate or the notes. See “The Master Trust—The Servicer.”
Indenture Trustee	Under the terms of the indenture, the issuance trust has agreed to pay the indenture trustee reasonable compensation for the performance of its duties under the indenture. The issuance trust will also indemnify the indenture trustee for any loss, claim or expense incurred in connection with its capacity as indenture trustee. The aggregate amount payable to the indenture trustee for any monthly period, whether for accrued fees and expenses, indemnity payments or other amounts, is limited to the lesser of (i) $400,000 and (ii) 0.05% of the aggregate nominal liquidation amount of the outstanding notes as of the end of the preceding monthly period.	The fees and expenses of, and other amounts due to, the indenture trustee are payable monthly on a first-priority basis from finance charge collections received that month from the collateral certificate and investment earnings on funds in the trust accounts other than the principal funding account. See “Deposit and Application of Funds—Allocation of Finance Charge Collections to Accounts.” The indenture trustee has recourse only to finance charge collections for these payments, and such payments are secured by a lien prior to the notes on all property of the issuance trust, except funds held in the trust accounts. See “Sources of Funds to Pay the Notes—The Indenture Trustee.”

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ANNEX VI

The information provided in this Annex VI is an integral part of the prospectus, and is incorporated by reference into the prospectus.

OUTSTANDING SERIES, CLASSES AND SUBCLASSES OF NOTES

Series	Class	Subclass	Outstanding Dollar Principal Amount	Interest Rate	Payment Frequency	Expected Principal Payment Date	Legal Maturity Date
Citiseries	Class A	Class 2006-A7	$1,000,000,000.00	3M LIBOR plus 0.060%	Mar, Jun, Sep, Dec	12/15/2016	12/17/2018
Citiseries	Class A	Class 2006-A8	$1,000,000,000.00	3M LIBOR plus 0.040%	Apr, Jul, Oct, Jan	12/15/2016	12/17/2018
Citiseries	Class A	Class 2007-A3	$665,000,000.00	6.150%	Jun, Dec	6/15/2037	06/15/2039
Citiseries	Class A	Class 2007-A4	$15,000,000.00	3M LIBOR plus 0.250%	Mar, Jun, Sep, Dec	6/15/2037	06/15/2039
Citiseries	Class A	Class 2007-A8	$1,750,000,000.00	5.650%	Mar, Sep	9/20/2017	09/20/2019
Citiseries	Class A	Class 2007-A9	$500,000,000.00	1M LIBOR plus 0.480%	Monthly	10/17/2017	10/17/2019
Citiseries	Class A	Class 2008-A1	$900,000,000.00	5.350%	Feb, Aug	2/7/2018	02/07/2020
Citiseries	Class A	Class 2008-A2	$1,850,000,000.00	1M LIBOR plus 1.150%	Monthly	1/23/2018	01/23/2020
Citiseries	Class A	Class 2008-A7	$450,000,000.00	1M LIBOR plus 1.375%	Monthly	5/21/2018	05/20/2020
Citiseries	Class A	Class 2013-A2	$1,075,000,000.00	1M LIBOR plus 0.280%	Monthly	5/24/2018	05/26/2020
Citiseries	Class A	Class 2013-A4	$925,000,000.00	1M LIBOR plus 0.420%	Monthly	7/24/2018	07/24/2020
Citiseries	Class A	Class 2013-A7	$1,925,000,000.00	1M LIBOR plus 0.430%	Monthly	9/10/2018	09/10/2020
Citiseries	Class A	Class 2013-A9	$250,000,000.00	3.720%	Mar, Sep	9/7/2023	09/08/2025
Citiseries	Class A	Class 2013-A12	$1,125,000,000.00	3M LIBOR plus 0.230%	Feb, May, Aug, Nov	11/7/2016	11/07/2018
Citiseries	Class A	Class 2014-A1	$1,550,000,000.00	2.880%	Jan, Jul	1/21/2021	01/23/2023
Citiseries	Class A	Class 2014-A2	$1,950,000,000.00	1.020%	Feb, Aug	2/22/2017	02/22/2019
Citiseries	Class A	Class 2014-A4	$800,000,000.00	1.230%	Apr, Oct	4/24/2017	04/24/2019
Citiseries	Class A	Class 2014-A5	$850,000,000.00	2.680%	Jun, Dec	6/7/2021	06/07/2023
Citiseries	Class A	Class 2014-A6	$1,800,000,000.00	2.150%	Jan, Jul	7/15/2019	07/15/2021
Citiseries	Class A	Class 2014-A8	$1,100,000,000.00	1.730%	Apr, Oct	4/9/2018	04/09/2020
Citiseries	Class A	Class 2014-A9	$650,000,000.00	1M LIBOR plus 0.250%	Monthly	11/23/2016	11/23/2018
Citiseries	Class B	Class 2015-B4	$925,000,000.00	1M LIBOR plus 0.660%	Monthly	11/7/2016	11/7/2018
Citiseries	Class B	Class 2016-B1	$475,000,000.00	1M LIBOR plus 0.720%	Monthly	3/7/2017	3/7/2019
Citiseries	Class B	Class 2016-B2	$250,000,000.00	1M LIBOR plus 0.700%	Monthly	7/20/2017	7/22/2019
Citiseries	Class C	Class 2015-C4	$1,300,000,000.00	1M LIBOR plus 0.960%	Monthly	11/7/2016	11/7/2018
Citiseries	Class C	Class 2016-C1	$650,000,000.00	1M LIBOR plus 1.080%	Monthly	3/7/2017	3/7/2019
Citiseries	Class C	Class 2016-C2	$350,000,000.00	1M LIBOR plus 1.040%	Monthly	7/20/2017	7/22/2019
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

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ANNEX VII

The information provided in this Annex VII is an integral part of the prospectus, and is incorporated by reference into the prospectus.

OUTSTANDING MASTER TRUST SERIES OF INVESTOR CERTIFICATES

Series/Class	Issuance Date	Investor Interest	Certificate Rate	Expected Final Payment Date

Series 2000 Collateral Certificate(1)	9/22/2000	Equal to the aggregate nominal liquidation amount of all of the issuance trust’s outstanding notes	Variable	Perpetual

Series 2009 Certificate	6/1/2009	Variable; generally 7.66865% of the Invested Amount of the Series 2000 Collateral Certificate(2)	1M LIBOR plus 3.00%	February 2017 Distribution Date

[ ]	[ ]	[ ]	[ ]	[ ]

1	The collateral certificate represents the primary asset of the Citibank Credit Card Issuance Trust. For additional information regarding the collateral certificate, see “Sources of Funds to Pay the Notes—The Collateral Certificate” in the prospectus
2	The Series 2009 certificate provides credit enhancement to the collateral certificate. For a more specific description of how the required Series 2009 investor interest is calculated, see “The Notes—Required Subordinated Amount” in the prospectus.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

Registration Fee	$2,533,412.51	*
Printing and Engraving Expenses	$594,000	**
Trustee’s Fees and Expenses	$515,000	*
Legal Fees and Expenses	$1,551,000	**
Accountants’ Fees and Expenses	$957,000	**
Rating Agency Fees	$12,502,750	**
Miscellaneous Fees and Expenses	$250,000	**

Total	$18,903,162.51	**

*	Actual
**	Estimated

Item 13.	Indemnification of Directors and Officers.

Article NINTH of the Articles of Association of Citibank, N.A. (the “Bank”) provides that the Bank will indemnify any director or officer of the Bank who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Bank), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Bank, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Such Article NINTH also provides that the Bank will indemnify any director or officer of the Bank who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Bank to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests or not opposed to the best interests of the Bank and except that no indemnification will be made in respect of any claim, issue or matter as to which such person was adjudged to be liable to the Bank unless the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.

Such Article NINTH provides that indemnification will be made by the Bank only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct, or as ordered by a court.

There are directors’ and officers’ liability insurance policies presently outstanding which insure directors and officers of Citigroup and its majority-owned subsidiaries, including the Bank. The policies cover losses incurred by such directors and officers which result from claims made against such directors or officers based upon the commission of wrongful acts in the performance of their duties and against which they cannot be indemnified by Citigroup or such subsidiaries. The losses covered by the policies are subject to certain exclusions and do not include certain fines or penalties imposed by law or other matters deemed uninsurable under the law.

There are also certain additional indemnification provisions contained in the Underwriting Agreement filed as Exhibit 1.1.

Item 14.	Exhibits.

1.1	Form of Underwriting Agreement for the Notes, incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on August 10, 2016

4.1	Form of Second Amended and Restated Indenture for the Notes, incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on October 4, 2016

4.2	Form of Third Amended and Restated Pooling and Servicing Agreement for Citibank Credit Card Master Trust I

4.3	Amended and Restated Series 2000 Supplement dated as of August 9, 2011 to the Second Amended and Restated Pooling and Servicing Agreement and relating to the Collateral Certificate, incorporated by reference to Exhibit 4.3 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2011
4.4	Form of Amendment No. 1 to Amended and Restated Series 2000 Supplement, incorporated by reference to Exhibit 4.4 to Amendment No. 1 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on August 10, 2016

4.5	Amended and Restated Trust Agreement of Citibank Credit Card Issuance Trust dated as of August 9, 2011, incorporated by reference to Exhibit 4.4 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2011

4.6	Form of Notes, incorporated by reference to Exhibit 4.6 to Amendment No. 1 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on August 10, 2016
4.7	Form of Collateral Certificate (included in Exhibit 4.3)
4.8	Form of Asset Representations Review Agreement, incorporated by reference to Exhibit 4.8 to Amendment No. 2 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on October 4, 2016

5.1	Opinion of Christopher R. Becker, Esq., Assistant General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc., with respect to legality, incorporated by reference to Exhibit 5.1 to Amendment No. 2 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on October 4, 2016
8.1	Opinion of Cravath, Swaine & Moore LLP with respect to tax matters, incorporated by reference to Exhibit 8.1 to Amendment No. 1 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on August 10, 2016

23.1	Consent of Christopher R. Becker, Esq., Assistant General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc. (included in Exhibit 5.1)

23.2	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.1)

24.1	Powers of Attorney of Ms. Costello and Mr. Trowse, incorporated by reference to Exhibit 24.1 to Amendment No. 1 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on August 10, 2016, and Powers of Attorney of Ms. Spero and Messrs. Hennes, McQuade, Santomero, Turley and Viola, incorporated by reference to Exhibit 24.1 to the Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on November 16, 2015

25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee under the Indenture, incorporated by reference to Exhibit 25.1 to Amendment No. 1 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on August 10, 2016

36.1	Form of Certification for Shelf Offerings of Asset-Backed Securities, incorporated by reference to Exhibit 36.1 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on November 16, 2015

99.1	Amended and Restated Series 2009 Supplement dated as of August 9, 2011 to the Second Amended and Restated Pooling and Servicing Agreement (including the form of Series 2009 Certificate), incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2011

99.2	Amendment No. 1 dated as of July 10, 2012 to the Amended and Restated Series 2009 Supplement, incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 10, 2012

Item 15.	Undertakings.

(a) Rule 415 Offering.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement; and

(B) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if this Registration Statement is for an offering of asset-backed securities on Form SF-1 or Form SF-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430D:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) Filings Incorporating Subsequent Exchange Act Documents by Reference.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Request for Acceleration of Effective Date or Filing of Registration Statement Becoming Effective Upon Filing.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on October 27, 2016.

CITIBANK, N.A. Acting solely in its capacity as depositor of Citibank Credit Card Master Trust I and Citibank Credit Card Issuance Trust

By:	/s/ Barbara J. Desoer
Name:	Barbara J. Desoer
Title:	Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to Registration Statement has been signed on October 27, 2016 by the following persons in the capacities indicated.

Signature	Title

/s/ Barbara J. Desoer Barbara J. Desoer	Director and Chief Executive Officer (Principal Executive Officer)

* George Trowse	Chief Financial Officer (Principal Financial Officer)

* Leo A. Viola	Controller (Principal Accounting Officer)

* Anthony M. Santomero	Chairman of the Board

* Ellen M. Costello	Director

* Duncan P. Hennes	Director

* Eugene M. McQuade	Director

* Joan E. Spero	Director

* James S. Turley	Director

*	Barbara J. Desoer, by signing her name hereto, does sign this document on behalf of each of the persons indicated above for whom she is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.

/s/ Barbara J. Desoer
Barbara J. Desoer Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement for the Notes, incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on August 10, 2016

4.1	Form of Second Amended and Restated Indenture for the Notes, incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on October 4, 2016

4.2	Form of Third Amended and Restated Pooling and Servicing Agreement for Citibank Credit Card Master Trust I

4.3	Amended and Restated Series 2000 Supplement dated as of August 9, 2011 to the Second Amended and Restated Pooling and Servicing Agreement and relating to the Collateral Certificate, incorporated by reference to Exhibit 4.3 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2011
4.4	Form of Amendment No. 1 to Amended and Restated Series 2000 Supplement, incorporated by reference to Exhibit 4.4 to Amendment No. 1 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on August 10, 2016

4.5	Amended and Restated Trust Agreement of Citibank Credit Card Issuance Trust dated as of August 9, 2011, incorporated by reference to Exhibit 4.4 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2011

4.6	Form of Notes, incorporated by reference to Exhibit 4.6 to Amendment No. 1 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on August 10, 2016
4.7	Form of Collateral Certificate (included in Exhibit 4.3)
4.8	Form of Asset Representations Review Agreement, incorporated by reference to Exhibit 4.8 to Amendment No. 2 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on October 4, 2016
5.1	Opinion of Christopher R. Becker, Esq., Assistant General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc., with respect to legality, incorporated by reference to Exhibit 5.1 to Amendment No. 2 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on October 4, 2016
8.1	Opinion of Cravath, Swaine & Moore LLP with respect to tax matters, incorporated by reference to Exhibit 8.1 to Amendment No. 1 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on August 10, 2016

Exhibit Number	Description
23.1	Consent of Christopher R. Becker, Esq., Assistant General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc. (included in Exhibit 5.1)
23.2	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.1)
24.1	Powers of Attorney of Ms. Costello and Mr. Trowse, incorporated by reference to Exhibit 24.1 to Amendment No. 1 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on August 10, 2016, and Powers of Attorney of Ms. Spero and Messrs. Hennes, McQuade, Santomero, Turley and Viola, incorporated by reference to Exhibit 24.1 to the Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on November 16, 2015
25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee under the Indenture, incorporated by reference to Exhibit 25.1 to Amendment No. 1 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on August 10, 2016
36.1	Form of Certification for Shelf Offerings of Asset-Backed Securities, incorporated by reference to Exhibit 36.1 to Registrant’s Form SF-3 Registration Statement filed with the Securities and Exchange Commission on November 16, 2015
99.1	Amended and Restated Series 2009 Supplement dated as of August 9, 2011 to the Second Amended and Restated Pooling and Servicing Agreement (including the form of Series 2009 Certificate), incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2011
99.2	Amendment No. 1 dated as of July 10, 2012 to the Amended and Restated Series 2009 Supplement, incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 10, 2012